December 19, 2005

Securities and Exchange Commission                   TODD J. EMMERMAN
100 F Street, N.E.                                   212-940-8873
Washington, D.C. 20549                               E-MAIL ADDRESS
                                                     todd.emmerman@kattenlaw.com
                                                     Direct Fax Number
                                                     (212) 894-5873

Attention: John Zitko

        Re: Rand Acquisition Corporation
            File No. 0-50908
            Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

      Set forth below is the response on behalf of Rand Acquisition Corporation (the "Company" or "Rand") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated December 2, 2005, concerning the Preliminary Proxy Statement on Schedule 14A filed by Rand on October 28, 2005. We have set forth herein each comment of the Staff contained in the comment letter followed by our response. For your convenience and to facilitate your review, a marked copy of the Schedule 14A, which has been revised in accordance with our responses below and otherwise updated, is being separately delivered.

1. We note your disclosure that the acquisition will not be consummated if the holders of more than 5% of the total number of IPO shares exercise their conversion rights. We also specifically note, however, the following passages contained in the Company's Form S-1, effective as of October 27, 2004, as well as the accompanying pro-forma financial statements, which suggested that the Company would be able to (and would) consummate a transaction if as many as 19.99% of the total number of IPO shares demanded conversion:

      o "We will not proceed with a business combination if public stockholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Accordingly, we may effect a business combination if public stockholders owning up to approximately 19.99% of the shares sold in this offering exercise their conversion rights. If this occurred, we would be required to convert to cash up to approximately 19.99% of the 4,000,000 shares sold in this offering, or 799,600 shares of common stock, at an initial per-share conversion price of $5.16, without taking into account interest earned on the trust fund." (p.
            7)

      o "For purposes of presentation, our pro forma net tangible book value after this offering is approximately $4,125,936 less than it otherwise would have been because if we effect a business combination, the conversion rights to the public stockholders may result in the conversion into cash of up to approximately 19.99% of the aggregate number of the shares sold in this offering..." (p. 20)

      o "Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination." (F-8)

If it is true that the Company's Form S-1 suggests that every one in five IPO shareholders would have to elect conversion in order for the business combination to fail, whereas the Company's pre-effective proxy statement states that it would take only one holder in twenty to cause a business combination to fail, please advise the Staff as to the Company's views on the materiality of such change in the proposed business plan of Rand Acquisition Corporation. It would appear that an investor could have rested his or her investment decision upon disclosure that suggested four times as many IPO shareholders would have to elect conversion than is currently planned. Prior to the Company's October 27, 2005 filing, the Staff could find no disclosure that the Company would structure a transaction which could go forward only if no more than 5% of the IPO shareholders elected conversion.

      Response: We acknowledge that Rand's public offering includes the substantive right of investors to demand conversion of their shares (if they vote against a proposed business combination) and receive their pro rata portion of the trust account if the business combination is consummated. We also acknowledge the substantive limitation on Rand's ability to consummate a business combination if holders of 20% or more of the IPO shares exercise their conversion rights. We would characterize the 5% limitation on conversions, however, not as a change in the Company's business plan, but as a term of the business combination negotiated by management. (We agree that the limitation constitutes a condition to the Company's ability to consummate the business combination and, as noted in our response to comment No. 3 below, we have included disclosure of this condition in every instance where the shareholder vote requirement is discussed.) In addition, we do not believe that the disclosure contained in the Company's Form S-1 suggests that every business combination would be structured to accommodate conversion of up to 19.99% of the IPO shares.

The Company's proposed business, as summarized from the section of Rand's Form S-1 entitled "Proposed Business," is to seek to identify a target business and effect a business combination with the target business on terms negotiated by management and approved by a majority of the holders of IPO shares. Subject to the requirement that the initial business combination be with a target business with a fair market value equal to at least 80% of the Company's net assets, Company management has virtually unrestricted flexibility in identifying, selecting and structuring a prospective business combination. Subject to limited extension provisions, if a business combination is not completed within 18 months of its initial public offering, Rand must dissolve and distribute the trust account to holders of IPO shares.

As discussed in our response to comment No. 4 below, the 5% limitation on IPO share conversions is necessary to ensure that Rand will have sufficient funds to satisfy the equity contribution requirements under the new senior loan facility for Lower Lakes arranged by Rand management. While this limitation may make it more difficult to obtain shareholder approval of the Lower Lakes acquisition, we do not view the adoption of a more stringent approval requirement to constitute a change in the business plan disclosed in the Form S-1. The Company's business plan will continue unchanged: namely, failure to consummate the proposed business combination with Lower Lakes (as a result of the election to convert by holders of more than 5% of the IPO shares or otherwise), or another qualifying target within the required time frame, will result in the dissolution of Rand and distribution of the trust account to holders of IPO shares.

Moreover, we do not view the disclosure contained in the Company's Form S-1 and cited by the Staff in comment No. 1 as a guarantee, assurance or suggestion that every business combination would be structured to accommodate conversions of up to 19.99%, but instead as a reflection of the substantive limitations imposed on management's ability to proceed with a shareholder-approved business combination if holders of 20% or more of the IPO shares exercise conversion rights. The disclosure cited by the Staff provides that (i) the Company "may effect a business combination if public stockholders owning up to approximately 19.99% of the [IPO shares] exercise their conversion rights" and (ii) "...the conversion rights to the public stockholders may result in the conversion into cash of up to approximately 19.99% of the [IPO shares]" [emphasis added]. In this case, Rand has chosen to take a more conservative approach and enter into a transaction whereby a greater portion of its assets will be invested. This is consistent with the substantive requirement that the Company's initial business combination be with a target business with a fair market value equal to at least 80% of the Company's net assets. (See pages 1 and 21 of the Prospectus included in Rand's Form S-1.) While the terms of the public offering obligate the Company not to complete a business combination if 20% of more of the IPO shares exercise conversion rights, there is no requirement or suggestion that the Company could not impose a more stringent requirement if its management determined to do so.

2. Please disclose the manner and priority of payments by which funds will be disbursed from the trust account.

      Response: We have added disclosure as to the manner and priority by which funds will be distributed from the trust account in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE ACQUISITION - How is Rand paying for the acquisition?", "SUMMARY - Acquisition Proposal - The Acquisition" and "INFORMATION ABOUT RAND - Business of Rand - Offering Proceeds Held in Trust."

3. In connection with comment one, above, we note your discussion on page seven with respect to the 5% limit of shareholders electing to convert their shares under the question "Do I have the right to convert my shares into cash?" If it is true that the 5% limitation is an effective condition to closing the transaction, it appears to the Staff that such disclosure should be emphasized more throughout the proxy statement and included in every instance that you also discuss the required shareholder votes, not simply when discussing conversion rights.

      Response: We have included disclosure of the 5% limitation on IPO share conversions in every instance where the shareholder vote requirement is discussed.

4. We note your disclosure on pages 14 and 105 that "Rand will not be able to complete the acquisition if holders of more than 5% the IPO shares demand conversion of their shares because conversions in excess of such amount would result in Rand's cash balances being insufficient to enable Rand to obtain the third party financing needed to complete the acquisition." Please disclose the basis for such assertion. We could find no reference within the Proxy Statement or Preferred Stock Purchase Agreement that would support such a result. Additionally, please advise the Staff whether any entities other than those a party to the Preferred Stock Purchase Agreement were contacted with respect to similar financing.

      Response: We have added disclosure in the sections entitled "THE RAND SPECIAL MEETING - Conversion Rights" and "INFORMATION ABOUT RAND - Business of Rand - Conversion Rights," detailing the basis for this condition, as well as cross-references thereto where applicable.

      In response to the Staff's request, we note that Rand management contacted approximately six potential investors, consisting of hedge funds and investment banking firms, seeking financing similar to the financing being provided by the Series A Preferred Stock issuance. We further note that disclosure of such other contracts is contained in the section entitled "THE ACQUISITION PROPOSAL - Background of the Acquisition."

5. Please disclose the status of the warrants held by those purchasers of IPO units who demand to convert their shares into cash.

      Response: We have included disclosure as to the status of the warrants held by shareholders who exercise conversion rights in the sections entitled "SUMMARY - Conversion Rights" and "INFORMATION ABOUT RAND - Business of Rand - Conversion Rights."

6. Please include disclosure with respect to the warrants held by Rand's Officers and Directors, which would appear to expire worthless if a business combination is not consummated within the time allotted.

      Response: We have included disclosure with respect to warrants held by Rand's executive officers and directors in the sections entitled "SUMMARY - Interests of Rand Directors and Officers in the Acquisition" and "THE ACQUISITION PROPOSAL - Interests of Rand Directors and Officers in the Acquisition."

7. Please include disclosure with respect to each associate, as required by Item 5(a)(4) of Schedule 14A.

      Response: We have included disclosure with respect to associates in the sections entitled "SUMMARY - Interest of Rand Directors and Officers in the Acquisition" and "THE ACQUISITION PROPOSAL - Interest of Rand Directors and Officers in the Acquisition."

8. Please elaborate upon the material restrictions on the number of conversion shares Series A investors may sell in the open market within six months to one year of issuance.

      Response: We have included additional disclosure in the section entitled "SUMMARY- Acquisition Financing."

9. Please discuss the risks presented by the disclosure contained under the headings entitled "Interest of Rand Directors and Officers in the Acquisition."

      Response: We have included a risk factor with respect to the interests of Rand's directors and officers.

10. Please discuss the risks if the Adjournment Proposal is not approved.

      Response: We have included a risk factor with respect to the Adjournment Proposal not being approved.

11. Please provide the disclosure required by Item 13(a)(6) of Schedule 14A.

      Response: We have added disclosure in the section entitled "THE RAND SPECIAL MEETING - No Additional Matters May Be Presented at the Special Meeting" indicating that the Company's accountants do not intend to attend the Special Meeting.

12. Please disclose the specific date NatCity Investments, Inc. was first contacted by any of Rand's Officers or Directors.

      Response: We have disclosed the specific date NatCity Investments, Inc. was first contacted by any of Rand's officers or directors in the section entitled "THE ACQUISITION PROPOSAL - Background of the Acquisition."

13. Please affirmatively disclose any and all associations between NatCity Investments, Inc. and any of Rand's Officers or Directors or, if true, disclose that no associations existed prior to the date supplied in response to the preceding comment.

      Response: We have affirmatively disclosed that no associations exist between NatCity Investments and any of Rand's officers or directors in the section entitled "THE ACQUISITION PROPOSAL - Background of the Acquisition."

14. Please provide the Staff with copies of all agreements between NatCity Investments, Inc. and any Officer or Director of Rand.

      Response: In response to the Staff's request, please see the Confidentiality Agreement provided in response to comment 18 below. Such agreement is the only agreement between NatCity Investments and Rand or any of its officers or directors, other than one or more confidentiality agreements with respect to unrelated transactions being marketed by NatCity Investments entered into subsequent to February 2005.

15. We note your disclosure in the last paragraph of page 39. Please disclose the number of potential buyers contacted by NatCity Investments and the number that executed confidentiality agreements.

      Response: We have added disclosure that NatCity contacted 248 potential buyers, and executed 106 confidentiality agreements in the section entitled "THE ACQUISITION PROPOSAL - Background of the Acquisition."

16. We note your disclosure in the first paragraph of page 40 with respect to the presentation to Rand made by NatCity. Please disclose the number of entities to which NatCity made presentations with respect to the acquisition of Lower Lakes.

      Response: We have added disclosure that NatCity and Lower Lakes management made presentations to four entities in the section entitled "THE ACQUISITION PROPOSAL - Background of the Acquisition."

17. We note your disclosure on page 40 that "Rand was contacted by NatCity Investments on February 18, 2005 and, having expressed interest in a possible transaction, signed a confidentiality agreement on February 22, 2005." Please affirmatively disclose whether any of Rand's Officers or Directors had heard of Lower Lakes Towing Ltd., Lower Lakes Transportation Company, or Grand River Navigation Company, Inc. were aware that such entities owners wished to sell their stakes in such entities prior to February 18, 2005.

      Response: We have made the requested affirmative statements in the section entitled "THE ACQUISITION PROPOSAL - Background of the Acquisition."

18. Please provide the Staff with a copy of the Confidentiality Agreement signed on February 22, 2005, as referenced on page 40.

      Response: In response to the Staff's request, enclosed please find the February 22, 2005 Confidentiality Agreement with NatCity Investments.

19. We note the non-GAAP financial measures included in this section. Revise to provide the disclosures required by Item 10(e)(1)(i)(A)-(D) of Regulation S-K for all non-GAAP financial measures included in the document. Also refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

      Response: We have revised the disclosure to eliminate the use of non-GAAP financial measures.

20. Please advise the Staff whether you intend to provide a tax opinion and, if not, why not.

      Response: The Company does not intend to obtain a tax opinion from its counsel as it does not believe that there are material tax considerations to the stockholders arising from the acquisition. We have revised the disclosure under "THE ACQUISITION PROPOSAL - United Stated Federal Income Tax Consequences of the Acquisition" to state that no opinion has been obtained and that the views therein are those of the Company.

21. Please provide discussion of the exemptions to be relied upon for the issuance of the securities discussed in this section.

      Response: We have included a discussion of the exemption to be relied upon in the section entitled "ACQUISITION FINANCING - Series A Convertible Preferred Stock."

22. On page 81 you state Rand and the investors in the series A convertible preferred stock will enter into a registration rights agreement at the closing and the text of the agreement is attached as Annex G. However, the agreement in Annex G appears to apply solely to common stock issued pursuant to the Management Bonus Program. The Preferred Stock Purchase Agreement in Annex E references a registration rights agreement in Exhibit B, and no such exhibit appears in the document. Please revise to furnish the registration rights agreement with the investors in the preferred stock. Expand discussion of the registration rights agreement to clearly outline its requirements and the related damages that may be incurred.

      Response: We have attached the correct Registration Rights Agreement as Annex G and attached the Management Bonus Program Registration Rights Agreement as Exhibit B to the Management Bonus Program. In addition, the discussion of the registration rights has been expanded in the section entitled "ACQUISITION FINANCING - Series A Convertible Preferred Stock - Registration Rights Agreement."

23. Disclose the terms and conditions of the preferred stock regarding the adjustment of the conversion price, as discussed in Section 6 of Annex F. Describe the method of calculation and clarify whether there is an upper limit on the number of shares of common stock the preferred stock is convertible into.

      Response: We have added responsive disclosure in the section entitled "ACQUISITION FINANCING - Series A Convertible Preferred Stock - Certificate of Designations."

24. Please tell us how you accounted for the preferred stock conversion feature associated with the 300,000 shares of convertible preferred stock to be sold. Explain to us your analysis of paragraph 12a of SFAS 133. In particular, discuss the cumulative dividends, liquidation preferences and other features of the preferred stock and explain whether you believe the preferred stock is more akin to debtor equity. See paragraph 61(1). If the convertible preferred stock is considered more akin to a debt instrument, please provide us with your analysis of the applicability of the paragraph 11(a) scope exception.

      Response: We respectfully submit that the only accounting to date for the convertible preferred stock is in connection with the unaudited pro forma balance sheet at September 30, 2005 included in the subject proxy statement. In response to the Staff's request, we provide the following analysis:

Determination of classification of host instrument (the convertible preferred security) In determining whether the convertible preferred security should be treated as an equity or debt instrument, the Company considered guidance in SFAS 133 paragraph 61(l) in evaluating relevant characteristics of the security. The summary of this analysis and the features of the convertible preferred stock is as follows:

------------------------------------------------------------------------------------------------------------
    Convertible Preferred Stock         Feature is "Debt" or "Equity"
             Attribute                             related?                       Company Rationale
------------------------------------------------------------------------------------------------------------
Perpetual    preferred   stock        Equity                              The preferred  stock  provides for
(no maturity)                                                             a   residual   interest   in   the
                                                                          Company  which is an  attribute of
                                                                          an equity instrument.
------------------------------------------------------------------------------------------------------------
Cumulative Dividends                  Debt                                The    obligation    to    provide
                                                                          dividend   payments   based  on  a
                                                                          stated rate is an  attribute  of a
                                                                          debt instrument.
------------------------------------------------------------------------------------------------------------
Redemption at the option of           Equity                              The  redemption  feature is a call
Rand                                                                      option  exercisable  by the issuer
                                                                          on  the   occurrence   of  certain
                                                                          contingent   events.   Under  SFAS
                                                                          133.61(e),     a    call    option
                                                                          exercisable  by the  issuer  of an
                                                                          equity  security is  considered to
                                                                          be clearly and closely  related to
                                                                          an equity  instrument  whereas  an
                                                                          option  exercisable  by the holder
                                                                          is   not   clearly   and   closely
                                                                          related      to     the     equity
                                                                          instrument.  Making an  analogy to
                                                                          this   guidance,    a   redemption
                                                                          feature  that  is not  exercisable
                                                                          by   the  holder  is an  attribute
                                                                          consistent    with    an    equity
                                                                          instrument.
------------------------------------------------------------------------------------------------------------
Voting rights                         Equity                              The  preferred  stockholders  will
                                                                          vote  on  an  as-converted   basis
                                                                          with  common   shareholders.   The
                                                                          presence  of  certain   additional
                                                                          voting  rights  is not  indicative
                                                                          of any debt attributes.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Liquidation preference                Debt                                The  seniority  of  the  Series  A
                                                                          convertible  preferred  shares  on
                                                                          liquidation  is consistent  with a
                                                                          debt  contract;   however,  it  is
                                                                          also     consistent    with    the
                                                                          liquidation  preference associated
                                                                          with  other  types  of   preferred
                                                                          stock  that  are   classified   as
                                                                          equity.  Thus,  little  weight  is
                                                                          given    to    the     liquidation
                                                                          preference  in   determining   the
                                                                          nature of the host instrument.
------------------------------------------------------------------------------------------------------------

Based on the analysis of the above factors, the Company believes the convertible preferred stock is more akin to an equity instrument than a debt instrument.

Consideration of whether the embedded conversion feature should be bifurcated

Based on the Company's analysis that the attributes of the convertible preferred stock (host contract) are akin to an equity instrument, the conversion option would be considered "clearly and closely related" to the economic characteristics of the preferred stock security. Consequently, the conversion option would not require separate accounting from the preferred stock security.

25. The percentage amounts disclosed in the second paragraph on this page, do not seem to agree to the related percentages derived from the amounts presented in the table on the same page. Please explain to us the reason for the difference or revise the disclosure.

      Response: We have revised the disclosure in the section entitled "INFORMATION ABOUT LOWER LAKES - The Great Lakes Dry Bulk Shipping Industry" to reconcile the referenced percentages and amounts.

26. Please note that the disclosure of critical accounting policies is supposed to supplement, not duplicate, the description of accounting policies in the notes to the financial statements, and provide greater insight into the quality and variability of information regarding financial condition and operating performance. The company's discussion of critical accounting policies in the Management's Discussion and Analysis does not provide any further analysis than is already provided in the notes to the financial statements. Revise this section to discuss the nature of critical accounting estimates and assumptions that relate to highly uncertain matters or matters highly susceptible to change and the impact of these estimates and assumptions on financial condition and operating performance. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with, the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please see section V. Critical Accounting Estimates.

      Response: We have revised the Lower Lakes' description contained in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES - Overview - Critical Accounting Policies - Revenue Recognition" to clarify Lower Lakes' business activities with customers and the related revenue recognition practices of Lower Lakes. In addition, similar revisions have been provided in Note 2 to Lower Lakes' audited consolidated financial statements in response to the Staff's comment.

27. Please expand the discussion of revenue recognition on page 94 to provide further discussion of your customers, contracts and revenue recognition policies. Describe the different types of services you provide and the policies that apply to different types of arrangements (e.g. affreightment or voyage contracts, time charter agreements, outside voyage charters, etc.). Discuss the key terms and provisions of your contracts and their impact on revenue recognition. For example, clarify the terms and conditions of fuel surcharges and explain the related revenue and cost recognition policies. Revise Note 2 as appropriate to expand disclosure of the revenue recognition policies for each type of service provided.

      Response: We have included the key terms and provisions of our contracts and their impact on revenue recognition in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES - Overview - Revenue recognition." We have revised Note 2 in response to the Staff's comment.

28. Please provide a quantitative discussion about Market Risk as required by
Item 305 of Regulation S-K.

      Response: We have provided the disclosures required in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES - Quantitative and Qualitative Disclosures about Market Risk."

29. Revise to provide the disclosures required by Item 303(a)(3)(iv) of Regulation S-K.

      Response: We have provided the disclosures required in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES - Impact of Inflation and Changing Prices."

30. Revise the discussion of administrative expenses to explain why further resources were needed to comply with U.S. maritime laws. For example, disclose whether there were significant changes to the maritime laws in the quarter ending June 30, 2005 compared to the same quarter in the prior year.

      Response: We have revised the disclosure to explain the increase in administrative expenses.

31. In this section and in the section titled "Year ended March 31, 2004", you discuss the increase in operating days in fiscal year ending 2005 over 2004 and fiscal year ending 2004 over 2003. Revise to provide the underlying reason for the increase in operating days.

      Response: We have revised the disclosure to provide the underlying reason for the increase in operating days.

32. Revise the discussion of income from operations to quantify the impact of each of the reasons mentioned and clarify their effect on the financial statements. Discuss accidents, weather damage, mechanical failures and other significant factors separately.

      Response: We have revised the disclosure required in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES - Overview - Year ended March 31, 2005 compared to year ended March 31, 2004."

33. Revise the discussion of administrative expenses to explain the reason for the increased legal costs and wages in fiscal year ending 2004 over 2003.

      Response: We have revised the disclosure required in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES - Overview - Year ended March 31, 2004 compared to year ended March 31, 2003."

34. Revise to provide the disclosures required by Item 303(a)(2)(i) of Regulation S-K.

      Response: We have provided the disclosures required in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LOWER LAKES - Liquidity and Capital Resources."

35. Please reconcile the cash flows from operations balances, disclosed in the second paragraph of this section, to those in the statement of cash flows as there appear to be typographical errors in this section.

      Response: We have revised the disclosure to reconcile the cash flows from operations balances to those in the statement of cash flows.

36. The description for reference (k) on page 112 does not appear to correlate to the intangible assets adjustment shown on page 108. Revise and/or clarify as needed.

      Response: There was a typographical error for the unaudited pro forma balance sheet related to intangible assets. The pro forma adjustment for intangible assets, which was referenced to adjustment (k), should have been referenced to adjustment (h). The updated unaudited pro forma financial statements and related notes have been revised to correct this error.

37. Please describe to us your process for identifying intangible assets other than goodwill. See paragraph 39 of SFAS 141.

      Response: At this time, management has not engaged a third party valuation expert to assist in performing purchase price allocation determinations in accordance with SFAS 141. Purchase price adjustments for known differences between fair values of assets and liabilities (such as vessels) were accounted for. The process to allocate the purchase price for accounting purposes will be completed upon consummation of the transaction which is subject to shareholder approval. Consequently, the purchase price was allocated for the purposes of pro forma presentation based on a preliminary review of fair values of assets and liabilities of Lower Lakes by Lower Lakes' management with consideration of intangible asset examples provided by SFAS 141. In addition, we have expanded the language in note (h) to caution the reader that the allocation was preliminary and that once a determination of the purchase price allocation was made, the actual allocation could be materially different from the allocation provided in the unaudited pro forma financial statements.

38. On page 110, the balances in the Rand statement of operations for the period from June 2, 2004 to December 31, 2004 do not agree to the balances in the statement of operations presented in their related Form 10-KSB. Please tell us the reason for the differences or revise the document so that there are no differences between the two financial statements.

      Response: We have revised the disclosure to conform the two financial statements.

39. In the footnotes to the pro forma financial statements, please provide appropriate disclosures with regards to pro forma earnings per share, including a schedule supporting the 14,313,406 shares used for the calculation of the diluted EPS.

      Response: The notes to the updated pro forma financial statements have been revised to include disclosures requested by the Staff.

40. Please clarify your reference to "this prospectus" on page 116.

      Response: We have revised the referenced disclosure.

41. Please revise to include the supplementary financial information required by
Item 302 of Regulation S-K.

      Response: We have added responsive disclosure in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations of Lower Lakes".

42. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

      Response: We have updated the required interim financial statements and disclosures to reflect the unaudited financial position, results of operations and cash flows for the six month period ended September 30, 2005. In addition, Management's Discussion and Analysis of Financial Condition and Results of Operations has been updated, together with the unaudited pro forma financial statements.

43. Revise to separately state significant components of accounts payable and accrued liabilities, including accrued interest and other amounts exceeding five percent of current liabilities.

      Response: We advise the staff that, other than trade payables, no amounts in accounts payable and accrued liabilities exceed five percent of current liabilities. The financial statements have been revised to separately state accounts payable from accrued liabilities.

44. Revise to break-out outside voyage charter revenues on the statement of operations, if material.

      Response: We respectfully ask the staff to consider the revisions to the descriptions of revenue recognition in Lower Lakes' financial statements and discussion of critical accounting policies. Such revisions were made to clarify that, fundamentally, Lower Lakes provides only freight services to customers under contracts of affreightment. In providing this service, Lower Lakes subcontracts, when necessary, other freight providers to fulfill customer demand.

      Service to customers under such arrangements is transparent to the customer and no additional services are being provided. Based on guidance in EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", Lower Lakes has analyzed situations where subcontracted freight services are used and determined that Lower Lakes remains the principal in those arrangements with respect to the customer. Consequently, Lower Lakes has determined it is appropriate to recognize and present revenue on a gross basis.

      Lower Lakes does not believe it is providing a different service to customers when subcontracted freight services are acquired to serve customers. Consequently, Lower Lakes does not believe that separately stating revenue associated with these situations is appropriate.

45. Please revise to include an expanded discussion on the nature, purpose, size and activities of Grand River, in accordance with Paragraph 23a of FIN46R.

      Response: We have revised the disclosure in Note 2 to the audited consolidated financial statements of Lower Lakes Towing Ltd. to address the Staff's comment.

46. In "Risk Factors" on page 30 you state that the average age of the vessels in operation was approximately 59 years. On page 86 you provide an estimate of the vessels lives remaining with a range of 9 to 43 years. Accordingly, please tell us when you acquired the vessels and why you believe depreciating the vessels over a 10-15 year period is appropriate.

      Response: As indicated in the body of the proxy statement, the vessels lives range from 9 to 43 years. However, management's estimate of average useful lives of the vessel is based on various factors including the total expected life, the average age of the vessels, the condition of the hulls, and the significant capital Lower Lakes has reinvested into the vessels. In addition, the useful life assumption is also affected by management's view that after a 10-15 year period, the vessels will not be contributing positively to revenues and cash flows because of the increasing maintenance costs and capital investments required as the vessels age. A table indicating the vessel acquisition dates is enclosed.

47. Revise to disclose your accounting policies for winter work expenses and leasehold improvements, as discussed on page 87.

      Response: We have revised Note 2 to the consolidated financial statements of Lower Lakes Towing Ltd. to describe the accounting policies for winter work expenses and leasehold improvements.

48. Revise to clarify the nature of the dry dock expenditures and whether this disclosure is referring to the dry dock expenses incurred during the statutory Canadian and United States certification processes.

      Response: We have revised the accounting policy for deferred charges in
Note 2 of the consolidated financial statements of Lower Lakes Towing Ltd. to state that the drydock expenditures related to costs incurred during statutory Canadian and United States certification processes.

49. You state you evaluate the collectibility of trade receivable balances based upon a "combination of factors" on a "periodic basis". Revise to disclose the nature of the combination of factors and the frequency that you review the collectibility of trade receivables.

      Response: We have revised Note 5 of the consolidated financial statements of Lower Lakes Towing Ltd. to address the comment of the Staff.

50. Revise to provide the disclosures required by paragraph 46 of SFAS 109 as it relates to other comprehensive income.

      Response: We have revised Note 24 of the consolidated financial statements of Lower Lakes Towing Ltd. to disclose the tax effects of foreign currency translation adjustments pursuant to paragraphs 46 and 36 of SFAS 109.

51. We note the increase in total accumulated deprecation from 2004 to 2005 equals $4,006,650. Please tell us the nature of the reconciling items, in addition to the $3,231,774 in depreciation expense.

      Response: We advise the staff that this difference is created by applying the current rate translation method to the Canadian capital assets which represent the majority of the total consolidated capital asset balances. The difference is created by i) the foreign exchange impact of translating the depreciation expense of the Canadian operations using the average exchange rate of 1.2786 prevalent during 2005, and ii) the effect of applying the closing exchange rates of 1.2096 at March 31, (1.3113 for 2004) to the Canadian operation capital asset balance sheet items. A reconciliation has been attached for the Staff's reference.

52. Disclose the currency in which the subordinated debt is based.

      Response: We have revised Note 12 of the consolidated financial statements of Lower Lakes Towing Ltd. to disclose the fact that all subordinated debt is based in Canadian dollars.

53. On the statement of cash flows line item titled "purchase of capital assets", you provide a reference to Note 13. However, in Note 13, you state that the purchased vessel was not reflected in the accompanying statement of cash flows. Please explain this statement and clarify why the amount discussed in
Note 13 does not agree with the amount on the statement of cash flows. Also, please provide appropriate footnote disclosure discussing the $3.6 million purchase of capital assets.

      Response: The purpose of the reference to Note 13 for purchase of capital assets in the statement of cash flows was to indicate that in 2004, $4.5 million of assets were acquired by a note payable and therefore were not reflected on the statement of cash flows. We have revised the statement of cash flows by moving this reference (to Note 13) to the supplemental disclosure section of the statement of cash flows to the line stating "Capital asset purchases financed."

54. Revise to disclose the McKee vessel rental expense for each period presented on the income statement. Disclose any other significant lease tenors and conditions in accordance with SFAS 13.

      Response: We have revised Note 15 of the consolidated financial statements of Lower Lakes Towing Ltd. to disclose the rent expense for 2003, 2004 and 2005 for the McKee Sons vessel rental expense.

55. The amounts disclosed in the table on page F-25 differ from the amounts disclosed in the contractual obligation table on page 102 and from "Liquidity and Capital Resources" on page 101. Please explain to us the reason for the differences or revise the document so that the disclosures are consistent.

      Response: We have revised Note 15 of the consolidated financial statements of Lower Lakes Towing Ltd. to correct the inconsistency between the disclosure in Note 15 and the amounts in the contractual obligations table.

56. Based on the statement of stockholder's deficit, it appears that the company advanced P&B Ships Limited $1,720,016 prior to April l, 2002. Your disclosure states that the company advanced such amounts in 2004. Please revise your disclosure to clarify this apparent inconsistency.

      Response: We have revised Note 18 of the consolidated financial statements of Lower Lakes Towing Ltd. to correct the inconsistency between the disclosures in Note 18 and the statement of stockholder's deficit.

57. Revise to disclose the information required by paragraph 38 of SFAS 131.

      Response: We have revised the disclosure in the consolidated financial statements of Lower Lakes Towing Ltd. to include the information required by paragraph 38 of SFAS 131.

58. Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable.

      Response: We have revised the unaudited interim financial statements and notes thereto to conform to the requested changes to the annual financial statements. The Staff's comments 44, 50, 54 and 57 were considered in such revisions.

Form 8-K filed September 7, 2005

59. We reviewed the "Historical Income Statements" and "Historical Balance Sheets" included in the presentation filed as exhibit 99.1. We noted that various balances presented in the income statements and balance sheets were different from the numbers presented in the audited financial statements included in the Schedule 14A. Please explain to us the reason for the differences.

      Response: The financial statements included in exhibit 99.1 to the Form 8-K were based on the Canadian GAAP management-prepared combined financial statements of Lower Lakes, Lower Lakes Transportation Company and Grand River Navigation Company, Inc., whereas the financial statements included in the
Schedule 14A are U.S. GAAP audited consolidated financial statements. This resulted in several differences between the two sets of financial data, of which the following are the most significant:

      o fuel surcharges are included in the revenue line item in the financial statements included in Schedule 14A. Exhibit 99.1 to the Form 8-K did not include these surcharges in revenue, but rather reflected reduced fuel-related expenses as a result of offsetting such expenses by fuel surcharge revenue, consistent with Lower Lakes' historical accounting practices;

      o similarly, in Exhibit 99.1 to the Form 8-K, Lower Lakes showed outside voyage charter revenue on a net basis after deducting expenses from the chartering of other fleet's vessels. Under U.S. GAAP, these revenues and expenses have to be identified separately, resulting in an understatement of both revenues and expenses in
            Exhibit 99.1, with no income effect; and

      o Lower Lakes is required to treat its use of the Manistee as a capital lease, which increased both its assets and liabilities in the Schedule 14A by approximately $2.2 million over the figures presented in the 8-K, and resulted in a reduction in operating expense, an increase in interest expense and changes to amortization as a result of the accounting treatment as a capital lease.

Form 10-KSB filed August 15, 2005

60. Please expand Note 2 to disclose all of the significant terms of the underwriter's purchase option ("UPO") as well as any net settlement provisions. Disclose the estimated fair value of the UPO and the major assumptions used to value it. Please expand MD&A to discuss the transaction and the future effect on your financial condition and results of operations.

      Response: We have expanded the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Rand" to indicate that Rand issued to EarlyBirdCapital, Inc., the representative of the underwriters in Rand's initial public offering ("IPO"), for $100, a unit purchase option ("UPO") to purchase 300,000 units and indicated that Rand estimated that the value of this UPO on the date of grant was approximately $558,000 using a Black-Scholes option-pricing model and the following assumptions: (1) expected volatility of 47.79%, (2) risk-free interest rate of 3.34% and (3) expected life of 5 years. Supplementally, the volatility calculation was based on the actual unit price volatility of NationsHealth, Inc. (formerly Millstream Acquisition Corporation) ("NH"). Rand believes that using the volatility of NH's trading history is appropriate given that NH was the only blank check company from August 2003 to the date Rand's IPO was consummated to complete a business combination. We will revise Note 2 to Rand's Financial Statements in an amendment to Rand's Annual Report on Form 10-KSB to indicate the foregoing as well as to indicate that Rand has accounted for the fair value of the UPO, inclusive of the receipt of the $100 cash payment, as an expense of the IPO resulting in a charge directly to stockholders' equity. Accordingly, there has been no net impact on Rand's financial position or results of operations, except for the recording of the $100 proceeds at the time of the sale of the UPO. Since the UPO was directly attributable to the offering of securities in Rand's IPO, the costs associated with such UPO are considered an expense of the offering and charged against the gross proceeds of the offering in accordance with SEC Staff Accounting Bulletin ("SAB") Topic 5A.

61. Please provide the staff with copies of all Appendices and Exhibits to the Stock Purchase Agreement attached as Exhibit A to your Proxy Statement.

      Response: In response to the Staff's request, we have enclosed copies of all Appendices and Exhibits to the Stock Purchase Agreement attached as Exhibit A to the Proxy Statement. We note, however, that certain portions of the Seller Disclosure Schedule and the GE Financing Commitment have been redacted and that a confidential treatment request with respect thereto is being filed concurrently herewith.

62. Please provide the staff with copies of all Appendices and Exhibits to the Preferred Stock Purchase Agreement attached as Exhibit E to your Proxy Statement.

      Response: In response to the Staff's request, we have enclosed copies of all Appendices and Exhibits to the Preferred Stock Purchase Agreement attached as Exhibit E to the Proxy Statement.

      In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call Todd Emmerman (212-940-8873) should you have any questions.

Sincerely yours,


/s/ Todd Emmerman
------------------------
Todd Emmerman

* Portions marked with a "XXXXXXXXXXXXXX" have been omitted pursuant to a request for confidential treatment. Such portions have been filed separately with the SEC.

                           Correspondence Letter Index

1.    Comment 18: Rand Confidentiality Agreement

2.    Comment 46: Vessel Acquisition Table

3.    Comment 51: Reconciliation Statement

4.    Comment 61: Appendices and Exhibits to Stock Purchase Agreement

      o     Item 1: Appendix Definitions

      o     Item 2: Seller Disclosure Schedule

      o     Item 3: Purchaser Disclosure Schedule

      o     Item 4: Allocation Among Sellers

      o     Item 5: Employment Agreement

      o     Item 6: Escrow Agreement

      o     Item 7: Release

      o     Item 8: Opinions of Seller's Counsel

      o     Item 9: Opinions of Purchaser's Counsel

      o     Item 10: Section 116 Escrow Agreement

      o     Item 11: Company and each Subsidiary Indebtedness Parties

      o     Item 12: Sellers' Addresses

      o     Item 13: Working Capital Statement

      o     Item 14: Rand Management Bonus Program

      o     Item 15: Sellers' Several Liability Allocation

      o     Item 16: Financing Commitments

      o     Item 17: Rand Bonus Program Participant Agreement

      o     Item 18: Redemption Agreement

5.    Comment 62: Appendices and Exhibits to the Preferred Stock Purchase
                  Agreement

      o     Item 19: Company Disclosure Schedule

      o     Item 20: Allocation Among Buyers

      o     Item 21: Certificate of Designations of Series A Convertible
                     Preferred Stock

      o     Item 22: Registration Rights Agreement

      o     Item 23: Issuers' Legal Opinion

                                                                      Comment 18

                            CONFIDENTIALITY AGREEMENT

                       Re: Bulk Freight Shipping Provider

Mr. J.W. Sean Dorsey
Senior Managing Director and
Head of Investment Banking
NatCity Investments, Inc.
1965 East Sixth Street, 8th Floor
Cleveland, Ohio 44114

Mr. Dorsey:

You have advised us that you are acting on behalf of a company (as defined in the Executive Summary of the Confidential Memorandum to be provided to us subsequent to our execution of this Confidentiality Agreement) (hereinafter referred to as the "Company", which term shall include all subsidiaries and related entities of the Company) in its consideration of a possible sale of the Company (the "Transaction"), and you have agreed to discuss with us our possible interest in the Transaction. As a condition to entering into such discussions, you and the Company have required that we agree to keep strictly confidential all information provided to us with respect to this matter. This information includes not only written information but also information transmitted orally, visually or by any other means. All such Information is referred to in this Confidentiality Agreement as the "Information," which term includes all notes, analyses, compilations, data, studies, interpretations, translations, memoranda or other documents prepared by us or our Representatives, as defined below, that contain, reflect or are based upon, in whole or in part, any information furnished to us or our Representatives by or on behalf of the Company. The term "Information" does not include information that (a) is in the public domain; (b) hereinafter becomes part of the public domain by publication or otherwise through no violation of this Confidentiality Agreement; (c) was in our possession prior to its disclosure by the Company, provided that the source of such information was not known by us to be bound by a confidentiality agreement with or other contractual, legal, or fiduciary obligation of confidentiality to the Company; (d) becomes available to us on a non-confidential basis from a source other than the Company or its representatives who is not known to us to be bound by a confidentiality agreement or other contractual, legal, or fiduciary obligation of confidentiality to the Company; or (e) is developed by us without reference or access to the Information.

We are being furnished such Information with the understanding that we will use it only in connection with our consideration of a possible acquisition of the Company. We recognize and acknowledge the competitive value and confidential nature of the Information, and, specifically without limitation, we agree that we and our Representatives may not use the Information or permit the Information to be used in any manner, directly or indirectly, (i) to compete against the Company or any of its affiliates, whether with respect to customers, suppliers or employees, or with regard to production, pricing, distribution or otherwise, or (ii) that is otherwise reasonably likely to be detrimental to the Company or any of its affiliates. We further agree that for a period of two (2) years from the date hereof, we will not initiate or maintain contact with, or solicit for employment or an independent contract with, hire or recommend the hiring or retention of, any managerial or executive employee of, or independent contractor providing services to, the Company at any time during or after our consideration or investigation of the Transaction unless such person is no longer employed or engaged by the Company and has not been so employed or engaged for a period of at least six (6) months from the time of our initial contact with such person. Nothing herein shall prevent us from hiring such a person(s) from a general solicitation.

Page 2 of 3
Confidentiality Agreement
RE: Bulk Freight Shipping Provider


We will not disclose any of the Information to any person other than to our respective officers, employees, attorneys, investment bankers, accountants and others (the "Representatives"), it being understood that in each case such disclosure would only be made to those persons who need to know such Information for the purpose of considering the aforesaid material. It is also understood that we will inform each of such persons of the confidential nature of such information and of the understanding upon which it has been furnished and obtain their agreement to be bound by the terms of this agreement. We agree that we will be liable for any breach of this agreement by our Representatives (it being understood that such liability shall be in addition to and not by way of limitation of any right or remedy the Company may have against any of our Representatives with respect to any such breach). We will not disclose to the Company's customers, suppliers or employees that a transaction is being proposed or discussed or otherwise, directly or indirectly, interfere with any of the Company's business relationships. We will not release the Information to any party, including sources of financing contacted in connection with a possible acquisition, other than the Representatives listed above, prior to receiving the Company's written permission.

If we or any of our Representatives are requested or become legally compelled to disclose any of the Information or the fact that the Information has been made available to us, that discussions or negotiations among us and the Company are taking place or any of the terms, conditions or facts with respect to the possible acquisition of the Company, we agree that we or our Representatives, as the case may be, will provide the Company with prompt written notice of such request so that the Company may seek a protective order. Such written notice shall be given no later than 15 days prior to the date scheduled for the requested or legally compelled disclosure. In the event that such protective order or other remedy is not obtained, we agree that we will furnish only that portion of the Information that we are legally obligated to disclose.

We further understand that, except as may otherwise be agreed in writing, the Company makes no representation or warranty as to the accuracy or completeness of the Information and that the Company shall not have any liability for any representations (expressed or implied) contained in, or for any omissions from, the Information or any other communications transmitted to us in the course of our evaluation of a possible acquisition of the Company.

In the event that we or the Company decide not to proceed further with a possible acquisition of the Company, or at the request of the Company, we will return such Information and all copies or other transcriptions thereof to the Company promptly and will indefinitely treat as confidential such Information, except to the extent that it becomes generally available to the public without any action on our part or on the part of our agents.

Page 3 of 3
Confidentiality Agreement
RE: Bulk Freight Shipping Provider

This agreement shall be governed by and construed under the laws of the State of Ohio. The undersigned hereby irrevocably and unconditionally consents to the jurisdiction of the courts of the State of Ohio in connection with any matter relating to or arising out of this agreement or the breach thereof and waives any objection to venue or the convenience of proceeding in any such court. We agree that service of process may be made upon us by certified mail in addition to any other means permitted by law. The obligations of confidentiality and non-disc1osure assumed hereunder are for the benefit of the Company and its successors and assigns and shall be specifically enforceable by temporary restraining or injunctive order without bond, which remedy shall be in addition to any other relief available at law or equity including damages and reasonable attorney fees.

Accepted and Agreed to as of this date

Date: 2/22/05
      -------------------------
Company: HYDE PARK HOLDINGS LLC
         ----------------------
By: /s/ Laurence Levy
    ---------------------------
Title: MANAGING MEMBER
       ------------------------

                                                                      Comment 46

                     Vessel Acquisition / Charter Timeline

Date              Vessel
--------------------------------------------------------------------------------
August            Cuyahoga
 1995             Country of Registration: Canada
                  Date of First Sailing with Lower Lakes: April 1996

October           Saginaw
 1999             Country of Registration: Canada
                  Date of First Sailing with Lower Lakes: December 1999

 June             McKee Sons/Invincible
 2000             Country of Registration: United States
                  Date of First Sailing with Lower Lakes: September 2000

 March            Maumee
 2001             Country of Registration: United States
                  Date of First Sailing with Lower Lakes: April 2001

 March            Mississagi
 2001             Country of Registration: Canada
                  Date of First Sailing with Lower Lakes: May 2001

 March            Calumet
 2001             Country of Registration: United States
                  Date of First Sailing with Lower Lakes: May 2001

 March            Michipicoten
 2003             Country of Registration: Canada
                  Date of First Sailing with Lower Lakes: June 2003

January           Manistee
 2004             Country of Registration: United States
                  Date of First Sailing with Lower Lakes: March 2004

                                                                      Comment 51

                            Reconciliation Statement

                                                                                                            March 31 05  March 31 04
                                   2005 CDN     2005 US       2005     2004 CDN     2004 US       2004         1.2096       1.3113
Cost

   Vessels                        $44,254,119 $11,405,301 $47,991,048 $42,565,775 $ 9,277,098 $41,737,843

   Leasehold improvements              38,551   1,599,725 $ 1,631,596      38,551   1,599,725 $ 1,629,124

   Equipment                          384,958     592,401 $   910,653     329,945     561,557 $   813,174

   Office furniture and equipment      21,349       5,537 $    23,187      19,206       5,537 $    20,184

   Computer equipment                  96,047      20,702 $   100,106      74,866      13,857 $    70,950
---------------------------------------------------------------------------------------------------------
                                   44,795,024  13,623,666  50,656,589  43,028,343  11,457,774  44,271,274
---------------------------------------------------------------------------------------------------------
Accumulated Depreciation

   Vessels                         12,616,385   2,839,294 $13,269,506   9,778,667   2,161,360 $ 9,618,591

   Leasehold improvements              37,229     513,846 $   544,624      29,518     402,824 $   425,334

   Equipment                          220,196     379,312 $   561,352     159,908     238,687 $   360,633

   Office furniture and equipment      15,633       4,044 $    16,968      13,203       3,297 $    13,366

   Computer equipment                  89,573      12,724 $    86,776      59,440       9,324 $    54,653
---------------------------------------------------------------------------------------------------------
                                   12,979,016   3,749,220  14,479,227  10,040,736   2,815,492  10,472,577                  4,006,649
---------------------------------------------------------------------------------------------------------
                                  $31,816,008 $ 9,874,446 $36,177,363 $32,987,607 $ 8,642,282 $33,798,697
---------------------------------------------------------------------------------------------------------

                                                                                                         Average fiscal 2005
                                   2005 CDN     2005 US       2005     2004 CDN     2004 US      2004          1.2786       1.2786
Cost

   Vessels                        $44,254,119 $11,205,301 $45,816,688 $42,565,775 $ 9,227,098 $42,518,022

   Leasehold improvements              38,551   1,599,725 $ 1,629,876      38,551   1,599,725 $ 1,629,876

   Equipment                          384,958     592,401 $   893,479     329,945     561,557 $   819,609

   Office furniture and equipment      21,349       5,537 $    22,234      19,206       5,537 $    20,558

   Computer equipment                  96,047      20,702 $    95,821      74,866      13,857 $    72,410
---------------------------------------------------------------------------------------------------------
                                   44,795,024  13,423,666  48,458,097  43,028,343  11,407,774  45,060,475
---------------------------------------------------------------------------------------------------------
Accumulated Depreciation

   Vessels                         12,616,385   2,839,294 $12,706,637   9,778,667   2,161,360 $ 9,809,309

   Leasehold improvements              37,229     513,846 $   542,963      29,518     402,824 $   425,910

   Equipment                          220,196     379,312 $   551,528     159,908     238,687 $   363,752

   Office furniture and equipment      15,633       4,044 $    16,271      13,203       3,297 $    13,623

   Computer equipment                  89,573      12,724 $    82,780      59,440       9,324 $    55,812
---------------------------------------------------------------------------------------------------------
                                   12,979,016   3,749,220  13,900,179  10,040,736   2,815,492  10,668,406                  3,231,773
---------------------------------------------------------------------------------------------------------
                                  $31,816,008 $ 9,674,446 $34,557,919 $32,987,607 $ 8,592,282 $34,392,068
---------------------------------------------------------------------------------------------------------

Components of difference In Total accumulated depreciation - Fiscal 2005

      A.    Depreciation expense using average exchange rate           3,213,773

      B. Difference in opening balance due to difference on CDN balance of 10,040,736

                      CDN $        Each          US $
            -----------------------------------------
      2004       10,040,736      1.3113     7,657,085
      2005       10,040,736      1.2096     8,300,873
                                            ---------
                                              643,788                    643,788
                                            ---------

      C. Difference between closing balance sheet valuation and average used to determine income statement valuation increase in
                      CDN $        Each          US $
            -----------------------------------------
   Closing        2,938,280      1.2096     2,429,134
   Average        2,938,280      1.2786     2,298,045
                                            ---------
                                              131,089                    131,089
                                            ---------                  ---------

Total Increase In Accumulated depreciation during fiscal 2005          4,006,650
                                                                       =========

                                                                      Comment 61

                                                                          ITEM 1

                                   APPENDIX A

                                   DEFINITIONS

      Definitions. The following terms when used in the Agreement shall have the respective meanings ascribed to them below:

      "Accounting Firm" has the meaning ascribed to such term in Section 1.4
(d).

      "Accounts Receivable" means: (i) all trade accounts receivable and other rights to payment from customers of the Company or any Subsidiary and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Company or any Subsidiary; (ii) all other accounts or notes receivable of the Company or any Subsidiary and the full benefit of all security for such accounts or notes; and
(iii) any Action, remedy or other right related to any of the foregoing.

      "Action" shall mean any action, suit, claim, litigation, proceeding, arbitration, audit, investigation or hearing (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, any Governmental Authority.

      "Affiliate" shall mean, with respect to a specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

      "Agreement" has the meaning ascribed to such term in the Preamble hereto and includes this Appendix A, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule and any other Appendices and Exhibits hereto.

      "Books and Records" shall mean all books of account, tax returns and other tax records, personnel records, historic documents relating to U.S. Employee Benefit Plans and Canadian Employee Benefit Plans, sales and purchase records, customer and supplier lists, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections, and all other documents, files, correspondence and other information of the Company or any of the Subsidiaries (whether in written, electronic or other form).

      "Business Combination" shall mean, with respect to any Person, any merger, consolidation or combination to which such Person is a party, any sale, dividend, split or other disposition of capital stock or other ownership interests of such Person, or any sale, dividend or other disposition of all or substantially all of its assets and properties of such Person.

      "Business Day" shall mean a day (other than a Saturday or Sunday), on which commercial banks are open for business in New York, New York and Toronto, Ontario.

      "Canadian Employee Benefit Plans" has the meaning ascribed to such term in
Section 3.20(b)(i).

      "Canadian Employees" has the meaning ascribed to such term in Section 3.9(d).

      "Canadian Plans" has the meaning ascribed to such term in Section 3.20(a)(i).

      "Cap" has the meaning ascribed to such term in Section 9.4(a).

      "Certificate Date" has the meaning ascribed to such term in Section
1.5(b).

      "Claim Notice" has the meaning ascribed to such term in Section 9.7.

      "Closing" has the meaning ascribed to such term in Section 1.1.

      "Closing Date" has the meaning ascribed to such term in Section 1.1.

      "Closing Date Balance Sheet" has the meaning ascribed to such term in
Section 1.4 (a)(ii).

      "Closing Date Statement" has the meaning ascribed to such term in Section 1.4(a)(ii).

      "Closing Time" has the meaning ascribed to such term in Section 1.1.

      "Closing Date Net Working Capital" has the meaning ascribed to such term in Section 1.4 (a)(ii).

      "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statute thereto and all final or temporary regulations promulgated thereunder and published.

      "Company" has the meaning ascribed to such term in the Recitals hereto.

      "Competition Act" means the Competition Act (Canada).

      "Confidentiality Agreement" shall mean that certain confidentiality agreement dated February 22, 2005 by Hyde Park Holdings LLC in favor of the Company.

      "Confidential Information" shall mean trade secrets, confidential or proprietary information, knowledge, or know-how pertaining primarily to the business of the Company or any Subsidiary, or any confidential or proprietary information concerning any supplier or customer of the Company or any Subsidiary, including, without limitation, customer lists, research and development information and materials, inventions, formulas, methods, techniques, processes, plans, product designs, procedures, contracts, financial information and computer models. The term Confidential Information shall not include (i) information that is generally available to the public or within the shipping or freight industry, other than as a result of a disclosure by the receiving party or its directors, officers, shareholders, partners, Affiliates, employees, agents or advisors in violation of this Agreement; (ii) information which, prior to disclosure to the receiving party by or on behalf of the disclosing party, was already in the receiving party's possession on a non-confidential basis; (iii) information that was developed without the use of Confidential Information; (iv) information that becomes available to the receiving party on a non-confidential basis from a source other than the Sellers, the Company or any Subsidiary or any of their advisors, agents or Affiliates, provided, that such source is not known by the receiving party to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or any Subsidiary or any other party; (v) information which is reasonably necessary for the purpose of the disclosing party asserting its rights in a dispute among the parties hereunder or under any Related Agreement; or (vi) information reasonably related to any Tax Returns or similar matters required to be prepared by the disclosing party or any of their representatives and filed with any Governmental Authority, provided, that, with respect to Confidential Information disclosed as a result of or in connection with clauses
(v) and (vi) herein, the disclosing party shall provide the non-disclosing party with prompt written notice of such anticipated disclosure so that the non-disclosing party may seek a protective order or other appropriate remedy in connection with such disclosure, and if such protective order or other remedy is not obtained, the disclosing party hereby agrees to furnish only that portion of the Confidential Information which it is advised by counsel is legally required and to exercise its reasonable efforts to obtain assurance that confidential treatment will be accorded to the Confidential Information.

      "Consolidated Financial Statements" has the meaning ascribed to such term in Section 5.14.

      "Contracts" shall mean all legally binding leases, including, without limitation, Real Property Leases, licenses, contracts, agreements, indentures, promissory notes, guarantees, arrangements, commitments and understandings of any kind, whether written or oral, to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of the assets of the Company or any Subsidiary may be bound, and all rights arising under any of them.

      "Convertible Notes" shall mean those convertible non-interest bearing promissory notes, due on March 28, 2011, issued to Citicorp North America Inc., convertible into shares of common stock of the Company at a conversion price of CDN $599 per share, and currently held by certain Sellers.

      "Current Assets" has the meaning ascribed to such term in Section 1.4 (b).

      "Current Liabilities" has the meaning ascribed to such term in Section 1.4
(b).

      "Damages" shall mean actual losses, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, Taxes and reasonable expenses and costs, including reasonable attorneys' and auditors' fees (and any reasonable experts' fees) and court costs, whether or not involving a third party claim but shall not include consequential, incidental or punitive damages or damages for diminution is value or lost profits, other than to the extent included in a judgment in favor of, and paid to, third parties.

      "Environment" shall mean soil, surface waters, ground waters, land, stream, sediments, surface or subsurface strata and ambient air.

      "Environmental Condition" shall mean any condition with respect to the Environment on or off any Facility caused by a release of Hazardous Substances or violation of Environmental Laws, whether or not yet discovered, which could or does result in any Damages to the Company, including, without limitation, any condition resulting from the operation of the business of the Company or any Subsidiary or the operation of the business of any subtenant or occupant of any Facility.

      "Environmental Laws" shall mean all Laws relating to the pollution of or protection of the Environment, from contamination by, or relating to injury to, or the protection of, real or personal property or human health or the Environment, including, without limitation, all valid and lawful requirements of courts and other Governmental Authorities pertaining to reporting, licensing, permitting, investigation, remediation and removal of, emissions, discharges, releases or threatened releases of Hazardous Substances, chemical substances, pesticides, petroleum or petroleum products, pollutants, contaminants or hazardous or toxic substances, materials or wastes, into the Environment, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, pollutants, contaminants or hazardous or toxic substances, materials or wastes, including, without limitation, the Oil and Pollution Act of 1990, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) of 1980, the Clean Air Act of 1990, the Canadian Environmental Protection Act, the Ontario Environmental Protection Act, the Migratory Birds Convention Act (Canada) and the Marine Liability Act (Canada).

      "Environmental Report" shall mean any report, study, assessment, audit, or other similar document that addresses any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to any Environmental Law.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute thereto and all final or temporary regulations promulgated thereunder.

      "Escrow Agent" shall mean McMillan Binch Mendelsohn LLP.

      "Escrow Agreement" shall have the meaning ascribed to such term in Section 7.8.

      "Escrow Amount" shall mean $2,000,000.

      "Estimated Closing Date Balance Sheet" shall have the meaning ascribed to such term in Section 1.4(a)(i).

      "Estimated Net Working Capital" shall have the meaning ascribed to such term in Section 1.4(a)(i).

      "Estimated Statement" shall have the meaning ascribed to such term in
Section 1.4(a)(i).

      "Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued under that Act or any successor law.

      "Facility" shall mean any facility that is now or has heretofore been owned, leased or used in connection with the business of the Company or any Subsidiary.

      "Financial Statements" has the meaning ascribed to such term in Section
3.14 (a).

      "Financing Commitments" shall mean the financing commitment letters attached hereto as Exhibit 13.

      "GAAP" shall mean Canadian generally accepted accounting principles, consistently applied.

      "Governmental Authority" shall mean any (i) federal, state, local, provincial, territorial, municipal, foreign, or other government, (ii) governmental or quasi-governmental authority of any nature or (iii) other body (including privately constituted arbitral tribunals) exercising any statutory, administrative, judicial, arbitrative, legislative, police, regulatory, or taxing authority or power.

      "Governmental Permits" shall mean all licenses, franchises, registrations, permits, privileges, immunities, approvals and other authorizations from a Governmental Authority.

      "GR Holdings" means Grand River Holdings, Inc.

      "GR Shares" means the 30 common shares of Grand River Navigation Company, Inc. owned by GR Holdings.

      "Grand River" means Grand River Navigation Company, Inc.

      "Group" has the meaning ascribed to such term in Section 3.20(a)(i).

      "Hazardous Substance" shall mean any substance whether solid, liquid or gaseous in nature:

            (i) the presence of which requires or may hereafter require notification, investigation, or remediation under any Environmental Law;

            (ii) which is or becomes defined as "toxic", a "hazardous waste", "hazardous material" or "hazardous substance" or "pollutant" or "contaminant" under any present or future Environmental Laws;

            (iii) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is or becomes regulated by any Governmental Authority;

            (iv) which contains gasoline, diesel fuel or other petroleum hydrocarbons or volatile organic compounds and is or becomes regulated by any Governmental Authority;

            (v) which contains polychlorinated byphenyls (PCBs) or asbestos or urea formaldehyde foam insulation; or

            (vi) which contains or emits radioactive particles, waves or materials, including radon gas.

      "Indebtedness" of any Person means all obligations of such Person (i) for borrowed money, or (ii) evidenced by notes, bonds, debentures or similar instruments, or (iii) for the deferred purchase price of products, goods or services (other than trade payables or accruals incurred in the ordinary course of business), or (iv) under capital leases or (v) in the nature of guarantees of any of the obligations described in clauses (i) through (iv) above of any other Person.

      "Indemnitee" has the meaning ascribed to such term in Section 9.7.

      "Indemnitor" has the meaning ascribed to such term in Section 9.7.

      "Intellectual Property Rights" has the meaning ascribed to such term in
Section 3.11(a).

      "Investment Canada Act" means the Investment Canada Act (Canada).

      "IPO Shares" has the meaning ascribed to such term in Section 1.7(a).

      "Knowledge" shall mean, with respect to the Sellers, the actual knowledge of Sellers and senior management of the Company and its Subsidiaries, or the knowledge that would be expected to have been obtained upon due inquiry and reasonable investigation by Scott Bravener, James Siddall, Mark Rohn, Jeffrey Botham and Tony Walker.

      "Law" shall mean any constitution, law, treaty, compact, directive, ordinance, principal of common law, permit, authorization, variance, regulation, rule, or statute, including, without limitation, all federal, foreign, Canadian, international, state, provincial, territorial and local laws related to Taxes, ERISA, Hazardous Substances and the Environment, zoning and land use, intellectual property, privacy, occupational safety and health, consumer protection, product quality, safety, employment and labor matters.

      "Liens" shall mean all mortgages, charges, pledges, liens, security interests, conditional sale agreements, encumbrances and similar restrictions, maritime liens, rights to detain and statutory rights of arrest.

      "Major Customer" has the meaning ascribed to such term in Section 3.25.

      "Management Bonus Program" means the "Rand Acquisition Corp. Management Bonus Program" established on or before the Closing Date for specified senior management of the Company and its Subsidiaries, in substantially the form of
Exhibit 11 hereto.

      "Material Adverse Effect" shall mean any event, condition or contingency that has had, or is reasonably likely to have, a material adverse effect on the business, assets, liabilities, results of operations, prospects or financial condition of the Company and Subsidiaries, taken as a whole, provide however, that Material Adverse Effect shall not include any such effect or change resulting from or arising in connection with (a) changes or conditions generally affecting the industries or segments in which the Company operates; (b) changes in general economic, market or political conditions; or (c) the announcement, other disclosure or completion of the transactions contemplated by this Agreement or any Related Agreement.

      "Multiemployer Plan" has the meaning ascribed to such term in Section 3.20(a)(v).

      "Net Working Capital" shall have the meaning ascribed to such term in
Section 1.4(b).

      "Non-Resident Purchase Price" has the meaning ascribed to such term in
Section 1.5(a).

      "Non-Resident Purchase Shares" has the meaning ascribed to such term in
Section 1.5(a).

      "Non-Resident Seller" has the meaning ascribed to such term in Section 1.5(a).

      "Non-Union Contributions" has the meaning ascribed to such term in Section 3.20(a)(xiii).

      "Non-Union Employee" has the meaning ascribed to such term in Section 3.20(a)(xiii).

      "Notice of Disagreement" has the meaning ascribed to such term in Section 1.4(c).

      "Order" shall mean any award, decision, injunction, decree, stipulation, determination, writ, judgment, order, ruling, or verdict ordered, issued, made or rendered by any court, administrative agency or other Governmental Authority.

      "Outside Termination Date" has the meaning ascribed to such term in
Section 10.1(d).

      "Payoff Amount" shall have the meaning ascribed to such term in Section
1.6.

      "Permitted Liens" means (i) Liens for taxes or assessments or other governmental charges not yet due and payable or which are being contested in good faith by the Company or any Subsidiary; (ii) pledges or deposits of money securing statutory obligations under workers compensation, employment insurance, social security or public liability Laws or similar legislation; (iii) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which the Company or any Subsidiary is a party as lessee made in the ordinary course of business; (iv) inchoate and unperfected workers', mechanics' or similar liens arising in the ordinary course of business, so long as such Liens attach only to equipment, fixtures, Vessels and/or premises demised under the Real Property Leases; (v) carriers', warehousemen's, suppliers' or other similar possessory liens arising in the ordinary course of business and securing liabilities in an outstanding aggregate amount not in excess of $250,000 at any time, so long as such Liens attach only to inventory; (vi) deposits securing, or in lieu of, surety, appeal or customs bonds in any proceedings to which Company or any Subsidiary is a party; (vii) zoning restrictions, easements, licenses, or other restrictions on the use of the premises demised under the Real Property Leases or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such premises demised under the Real Property Leases; (viii) Liens for wages claimed by masters and seamen, claims for salvage expenses, claims for damage and masters disbursements so long as such amounts owed are not past due; (ix) Liens for dock, harbor and canal charges and claims in respect of pollution damage so long as such amounts owed are not past due and (x) other maritime Liens so long as the Indebtedness to which such Liens relate are not past due.

      "Person" shall mean any individual, firm, unincorporated organization, corporation (including any not-for-profit corporation), general or limited partnership, limited liability company, cooperative marketing association, joint venture, estate, trust, association or other entity as well as any syndicate or group that would be deemed to be a person under Section 13(a)(3) of the Exchange Act.

      "Plan Account Balance" shall have the meaning ascribed to such term in the Management Bonus Program.

      "Pre-Closing Tax Periods" has the meaning ascribed to such term in Section 6.3(a).

      "Prime Rate" has the meaning ascribed to such term in Section 1.4(e).

      "Proxy Statement" has the meaning ascribed to such term in Section 1.7(a).

      "Purchase Price" has the meaning ascribed to such term in Section 1.2.

      "Purchase Shares" has the meaning ascribed to such term in the Recitals hereto.

      "Purchaser" has the meaning ascribed to such term in the Preamble hereto.

      "Purchaser Group Member" shall mean each of Purchaser, Rand and their Affiliates (including, the Company and each Subsidiary as constituted after the Closing) and their respective directors, officers, employees, agents and attorneys and their respective successors and assigns.

      "Qualified Plan" has the meaning ascribed to such term in Section 3.20(a)(iv).

      "Rand" has the meaning ascribed to such term in the Preamble hereto.

      "Real Property Leases" shall mean all leases, as amended, for real property to which any the Company or any Subsidiary is a party or by which it is bound.

      "Redemption Agreement" shall mean the Redemption Agreement, dated as of the date hereof, by and between Grand River and GR Holdings, in the form attached hereto as Exhibit 15.

      "Redemption Price" shall mean $750,000.

      "Related Agreements" shall mean (i) the Escrow Agreement, the Redemption Agreement and the Section 116 Escrow Agreement and (ii) those other agreements and documents entered into or delivered between Purchaser, Rand and/or the Sellers related to, ancillary to, or in connection with this Agreement or the documents listed in clause (i) hereof.

      "Release" shall have the meaning ascribed to such term in Section 7.12.

      "Remittance Date" has the meaning ascribed to such term in Section 1.5(c).

      "Representatives" shall have the meaning ascribed to such term in Section 5.4.

      "Restricted Persons" shall mean, in respect of any Seller, any Person with whom the Seller does not deal at arm's length (within the meaning of the Tax
Act).

      "SEC" has the meaning ascribed to such term in Section 1.7(a).

      "Section 116 Escrow Agreement" has the meaning ascribed to such term in
Section 7.17.

      "Section 116(2) Certificate" has the meaning ascribed to such term in
Section 1.5.

      "Section 116(4) Certificate" has the meaning ascribed to such term in
Section 1.5.

      "Seller Group Member" shall mean the Sellers and their respective Affiliates and their respective directors, officers, employees, agents and attorneys and their respective successors and assigns.

      "Sellers" has the meaning ascribed to such term in the Preamble hereto.

      "Seller Disclosure Schedule" shall mean that certain schedule attached hereto as Appendix B qualifying the representations and warranties contained in Articles II and III on a clause-by-clause basis in an appropriately cross-referenced manner.

      "Sellers' Representative" has the meaning ascribed to such term in Section 11.15.

      "Series" shall mean the series of transactions or events that includes the acquisition by Purchaser of the Purchase Shares.

      "Set Off Rights Agreement" shall mean the Set Off Rights Agreement between attached as Exhibit 10 to the Redemption Agreement.

      "Shareholder Approval" has the meaning ascribed to such term in Section 1.7(a).

      "Shareholder Meeting" has the meaning ascribed to such term in Section 1.7(a).

      "Stock Certificates" has the meaning ascribed to such term in Section 1.2.

      "Straddle Periods" has the meaning ascribed to such term in Section
6.3(b).

      "Subsidiary" means any Person in which the Company directly or indirectly, through another Person or otherwise, beneficially owns more than fifty percent (50%) of either the equity or economic interest in, or the voting control of, such Person. Notwithstanding the foregoing, Grand River shall be considered to be a Subsidiary of the Company for the purposes of this Agreement and the Related Agreements.

      "Substituted Property" shall mean any property "acquired in substitution for" any property of Lower Lakes Transportation Limited or Grand River, as such term is defined for purposes of paragraph 88(1)(c.3) of the Tax Act, and shall include without limitation, any property the fair market value of which is wholly or partly attributable, or determinable primarily by reference, to the shares of Lower Lakes Transportation Limited or Grand River or to any proceeds from the disposition thereof immediately prior to Closing.

      "Tax Act" shall mean the Income Tax Act (Canada).

      "Tax Amount" has the meaning ascribed to such term in Section 1.5(d).

      "Tax Authority" shall mean any foreign or domestic government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body or other authority exercising any taxing or Tax regulatory authority.

      "Tax Returns" shall mean all returns, reports, declarations, designations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or required to be prepared or filed in respect of Taxes.

      "Taxes" includes any taxes, duties, assessments, imposts and levies imposed by any Tax Authority and includes all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping and all employment insurance, health insurance and Canada, Quebec and other government pension plan and other employer plan premiums, contributions or withholdings, excluding for greater certainty any Taxes imposed on the Company or any Subsidiary on the Closing Date resulting from actions taken on the Closing Date by the Purchaser (or the Company or a Subsidiary at the request of the Purchaser) after the Closing Time.

      "Termination Fee" has the meaning ascribed to such term in Section 10.2.

      "Threshold" has the meaning ascribed to such term in Section 9.4(a).

      "Union Plans" has the meaning ascribed to such term in Section
3.20(a)(iv).

      "U.S. Employees" has the meaning ascribed to such term in Section 3.9(c).

      "U.S. Employee Benefit Plans" has the meaning ascribed to such term in
Section 3.20(a)(i).

      "US Plans" has the meaning ascribed to such term in Section 3.20(a)(iv).

      "Vessels" shall mean all vessels owned, chartered or operated by the Company and each Subsidiary, as the case may be, and listed in the Seller Disclosure Schedule.

      "WARN" shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

      "Withheld Amount" has the meaning ascribed to such term in Section 1.5(a).

      "Working Capital Base Amount" shall mean $3,659,099.

      "Working Capital Principles" has the meaning ascribed to such term in
Section 1.4 (b).

                                                                      Comment 61

                                                                          ITEM 2

                                   APPENDIX B:

                           SELLER DISCLOSURE SCHEDULE

                           SELLER DISCLOSURE SCHEDULE

                                TABLE OF CONTENTS

                                                                            Page

2.2 - NON-CONTRAVENTION........................................................1

2.3 - TITLE TO THE PURCHASE SHARES.............................................6

2.6 - FINDER FEES..............................................................8

3.1 - COMPANY JURISDICTIONS....................................................9

3.2 - SUBSIDIARIES & SUBSIDIARY JURISDICTIONS; EQUITY INTERESTS...............10

3.3 - NON-CONTRAVENTION.......................................................11

3.4 - CORPORATE DOCUMENTS.....................................................16

3.5 - CAPITALIZATION; OPTIONS.................................................17

3.6 - CONSENTS AND APPROVALS..................................................19

3.7 - TITLE TO ASSETS.........................................................21

3.8 - REAL PROPERTY AND LEASES................................................33

3.9 - LABOUR MATTERS..........................................................34

3.10 - CONTRACTS..............................................................45

3.11 - INTELLECTUAL PROPERTY..................................................65

3.12 - INSURANCE..............................................................66

3.14 - FINANCIAL STATEMENTS; LIABILITIES......................................76

3.15 - TAX MATTERS............................................................77

3.16 - CHANGES AND EVENTS.....................................................80

3.17 - LITIGATION.............................................................83

3.18 - GOVERNMENTAL PERMITS...................................................85

3.19 - ENVIRONMENTAL MATTERS..................................................90

3.20 - EMPLOYEE PLANS.........................................................92

3.21 - MARITIME MATTERS.......................................................94

3.24 - ACCOUNTS RECEIVABLE...................................................102

3.25 - MAJOR CUSTOMERS.......................................................103

3.26 - AFFILIATE TRANSACTIONS................................................104

3.28 - BANK ACCOUNTS.........................................................105

                           SELLER DISCLOSURE SCHEDULE

                             2.2 - NON-CONTRAVENTION

(A) DEFAULTS, VIOLATIONS OR BREACHES

Shareholders Agreements:

1) Amended and Restated Investors' Agreement of Company, dated as of September 22, 2004.

Credit Agreements:

1) Senior Subordinated Credit Agreement made as of March 29, 2001 among Company, Royal Bank of Canada, through its operating division RBC Capital Partners, and each other person in the Borrower Group.

2) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and Canadian Imperial Bank of Commerce.

3) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and Universal Insulations Holdings Limited.

4) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership.

Security/Pledge Agreements:

1) General Security Agreement between P & B Ships Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Security Agreement between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

3) Security and Pledge Agreement between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

4) Security Agreement between P & B Ships Limited and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

5) Security Agreement between Port Dover Steamship Company Inc. and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

6) Pledge Agreement between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, and each subsidiary of the Company which is a signatory thereto, dated March 29, 2001.

7) Security Agreement between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

8) Security and Pledge Agreement between Lower Lakes Transportation Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated March 29, 2001.

9) Security Agreement between P & B Ships Limited and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

10) Security Agreement between Port Dover Steamship Company Inc. and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

11) Pledge Agreement between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

12) Security Agreement between Company and Canadian Imperial Bank of Commerce, dated October 21, 1999.

13) Security and Pledge Agreement between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated March 29, 2001.

14) Security Agreement between P & B Ships Limited and Canadian Imperial Bank of Commerce, dated October 21, 1999.

15) Security Agreement between Port Dover Steamship Company Inc. and Canadian Imperial Bank of Commerce, dated September 22, 2004.

16) Pledge Agreement between Company and Canadian Imperial Bank of Commerce, and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

17) Security Agreement between Company and Universal Insulations Holdings Limited, dated October 21, 1999.

18) Security and Pledge Agreement between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated March 29, 2001.

19) Security Agreement between P & B Ships Limited and Universal Insulations Holdings Limited, dated October 21, 1999.

20) Security Agreement between Port Dover Steamship Company Inc. and Universal Insulations Holdings Limited, dated September 22, 2004.

21) Pledge Agreement between Company and Universal Insulations Holdings Limited, and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

22) Share Pledge Agreement re: shares of Company between P & B Ships Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

23) Share Pledge Agreement re: shares and convertible notes of Company between Universal Insulations Holdings Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

24) Share Pledge Agreement re: shares and convertible notes of Company between Norvest Mezzanine Fund Limited Partnership and GE Canada Equipment Financing G.P., dated September 22, 2004.

25) Share Pledge Agreement re: shares of Company between Judy Kehoe (nee Judith Lynn Aitken) and GE Canada Equipment Financing G.P., dated September 22, 2004.

26) Share Pledge Agreement re: shares of Company between Tim Ryan and GE Canada Equipment Financing G.P., dated September 22, 2004.

27) Share Pledge Agreement re: shares of Company between Victor Roskey and GE Canada Equipment Financing G.P., dated September 22, 2004.

28) Share Pledge Agreement re: shares of Company between Mark Rohn and GE Canada Equipment Financing G.P., dated September 22, 2004.

29) Share Pledge Agreement re: shares of Company between Scott F. Bravener and GE Canada Equipment Financing G.P., dated September 22, 2004.

30) Pledge Agreement between the P & B Ships Limited and Royal Bank of Canada, through its operating division RBC Capital Partners, and each subsidiary of P & B Ships Limited which is a signatory thereto, dated March 29, 2001.

31) Pledge Agreement between P & B Ships Limited and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership and each subsidiary of P & B Ships Limited which is a signatory thereto, dated October 21, 1999

32) Pledge Agreement between P & B Ships Limited and Canadian Imperial Bank of Commerce, and each subsidiary of P & B Ships Limited which is a signatory thereto, dated October 21, 1999.

33) Pledge Agreement between P & B Ships Limited and Universal Insulations Holdings Limited, and each subsidiary of P & B Ships Limited which is a signatory thereto, dated October 21, 1999.

Guarantees:

1) Guarantee between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

2) Guarantee between Port Dover Steamship Company Inc. and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

3) Guarantee between Lower Lakes Transportation Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated March 29, 2001.

4) Guarantee between Port Dover Steamship Company Inc. and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

5) Guarantee between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated March 29, 2001.

6) Guarantee between Port Dover Steamship Company Inc. and Canadian Imperial Bank of Commerce, dated September 22, 2004.

7) Guarantee between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated March 29, 2001.

8) Guarantee between Port Dover Steamship Company Inc. and Universal Insulations Holdings Limited, dated September 22, 2004.

9) Guarantee of Obligations of Company and Lower Lakes Transportation Company, between P & B Ships Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

10) Guarantee between P & B Ships Limited and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

11) Guarantee between P & B Ships Limited and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

12) Guarantee between P & B Ships Limited and Universal Insulations Holdings Limited, dated October 21, 1999.

13) Limited Guarantee of Obligations of Company between Universal Insulations Holdings Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

14) Limited Guarantee of Obligations of Company between Norvest Mezzanine Fund Limited Partnership and GE Canada Equipment Financing G.P., dated September 22, 2004.

15) Limited Guarantee of Obligations of Company between Judy Kehoe (nee Judith Lynn Aitken) and GE Canada Equipment Financing G.P., dated September 22, 2004.

16) Limited Guarantee of Obligations of Company between Tim Ryan and GE Canada Equipment Financing G.P., dated September 22, 2004.

17) Limited Guarantee of Obligations of Company between Victor Roskey and GE Canada Equipment Financing G.P., dated September 22, 2004.

18) Limited Guarantee of Obligations of Company between Mark Rohn and GE Canada Equipment Financing G.P., dated September 22, 2004.

19) Limited Guarantee of Obligations of Company between Scott F. Bravener and GE Canada Equipment Financing G.P., dated September 22, 2004.

Assignments:

1) Assignment of Material Contracts between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

2) Assignment of Material Contracts between Lower Lakes Transportation Company and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

3) Assignment of Material Contracts between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated September 22, 2004.

4) Assignment of Material Contracts between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated September 22, 2004.

5) Assignment of Insurance Policies between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

6) Assignment of Insurance Policies between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

7) Assignment of Insurance Policies between Company and Canadian Imperial Bank of Commerce, dated October 21, 1999.

8) Assignment of Insurance Policies between Company and Universal Insulations Holdings Limited, dated October 21, 1999.

(B) VIOLATIONS OF ORDER OR LAW

      NIL

(C) VIOLATIONS OF CONSTATING DOCUMENTS

      NIL

(D) LIENS CREATED

      NIL

(E) ALLOW EXERCISE OF RIGHTS ALLOWED UNDER GOVERNING DOCUMENTS, ETC.

      NIL

                           SELLER DISCLOSURE SCHEDULE

                       2.3 - TITLE TO THE PURCHASE SHARES

TITLE TO PURCHASE SHARES

-----------------------------------------------------------------------------------------------------------------------
                                                                     Number of Common         Total Number of Common
               Shareholder                   Number of Common       Shares Convertible     Shares Held on Conversion of
                                                Shares Held          under Notes Held*                 Notes
-----------------------------------------------------------------------------------------------------------------------
Royal Bank of Canada, through its                   373.2256          Note 1: 5,782                         14,775.2256
operating division RBC Capital Partners                               Note 2: 8,620
("RBCP")
-----------------------------------------------------------------------------------------------------------------------
Canadian Imperial Bank of Commerce                1,254.3658          Note 1:   935                          3,583.3658
("CIBC")                                                              Note 2: 1,394
-----------------------------------------------------------------------------------------------------------------------
Universal Insulations Holdings Limited              866.0428          Note 1:   186                          1,330.0428
("Universal")                                                         Note 2:   278
-----------------------------------------------------------------------------------------------------------------------
Norvest Mezzanine Fund Limited                      913.3658          Note 1:   935                          3,242.3658
Partnership ("Norvest")                                               Note 2: 1,394
-----------------------------------------------------------------------------------------------------------------------
P & B Ships Limited ("P & B")+                        3,925+                                                     3,925+
-----------------------------------------------------------------------------------------------------------------------
Victor Roskey                                            167                                                        167
-----------------------------------------------------------------------------------------------------------------------
Scott Bravener                                            84                                                         84
-----------------------------------------------------------------------------------------------------------------------
Tim Ryan                                                 167                                                        167
-----------------------------------------------------------------------------------------------------------------------
Mark Rohn                                                 52                                                         52
-----------------------------------------------------------------------------------------------------------------------
Judy Kehoe                                               167                                                        167
-----------------------------------------------------------------------------------------------------------------------
                                  TOTAL                 7969                 19,524                              27,493
-----------------------------------------------------------------------------------------------------------------------

      * Notes are to be converted to common shares on closing

      + P & B remains a shareholder subject to the following: P & B and the Company have signed an agreement whereby P & B conditionally assigns its 3,925 common shares of the Company (the "Shares") to the Company in exchange for the Company's cancellation of a promissory note in the amount of CN$2,700,000 executed by P & B in favour of the Company, dated June 11, 1999, reduced to the amount of CN$2,603,416 on April 3, 2000 (the "Note"). The assignment of the Shares in exchange for cancellation of the Note is conditional on the Closing taking place as set out in this Agreement.

LIENS ON PURCHASE SHARES

---------------------------------------------------------------------------------------------------------------------------
              Pledgor                      Entity Shares Pledged To                          Number of Shares Pledged
---------------------------------------------------------------------------------------------------------------------------
Universal                            GE Canada Equipment Financing G.P.                  866.0428

                                                                                         convertible notes also pledged:
                                                                                         note 1 convertible to 186 shares;
                                                                                         note 2 convertible to 278 shares
---------------------------------------------------------------------------------------------------------------------------
Norvest                              GE Canada Equipment Financing G.P.                  913.3658

                                                                                         convertible notes also pledged:
                                                                                         note 1 convertible to 935 shares;
                                                                                         note 2 convertible to 1,394 shares
---------------------------------------------------------------------------------------------------------------------------
P & B+                               GE Canada Equipment Financing G.P.                  3,925+
                                     --------------------------------------------------------------------------------------
                                     RBCP                                                3,925+
                                     --------------------------------------------------------------------------------------
                                     CIBC                                                3,925+
                                     --------------------------------------------------------------------------------------
                                     Universal                                           3,925+
                                     --------------------------------------------------------------------------------------
                                     Norvest                                             3,925+
---------------------------------------------------------------------------------------------------------------------------
Victor Roskey                        GE Canada Equipment Financing G.P.                  167
---------------------------------------------------------------------------------------------------------------------------
Scott Bravener                       GE Canada Equipment Financing G.P.                  84
---------------------------------------------------------------------------------------------------------------------------
Tim Ryan                             GE Canada Equipment Financing G.P.                  167
---------------------------------------------------------------------------------------------------------------------------
Mark Rohn                            GE Canada Equipment Financing G.P.                  52
---------------------------------------------------------------------------------------------------------------------------
Judy Kehoe                           GE Canada Equipment Financing G.P.                  167
---------------------------------------------------------------------------------------------------------------------------

+ See explanation regarding P & B shareholdings above under this Schedule 2.3.

                           SELLER DISCLOSURE SCHEDULE

                                2.6 - FINDER FEES

FINDER FEES

--------------------------------------------------------------------------------
         COMPANY                                     FEE TO BE PAID
--------------------------------------------------------------------------------
NatCity Investments, Inc.                  Fee is sole responsibility of Sellers
--------------------------------------------------------------------------------

                           SELLER DISCLOSURE SCHEDULE

                           3.1 - COMPANY JURISDICTIONS

--------------------------------------------------------------------------------
        Entity                                    Jurisdiction
--------------------------------------------------------------------------------
Company                               Canada
                                      (extra-provincially registered in Ontario)
--------------------------------------------------------------------------------

                           SELLER DISCLOSURE SCHEDULE

         3.2 - SUBSIDIARIES & SUBSIDIARY JURISDICTIONS; EQUITY INTERESTS

(A) SUBSIDIARIES

Company owns 100 common shares representing 100% of the issued and outstanding shares of Port Dover Steamship Company Inc.

Company owns 500 shares representing 100% of the issued and outstanding shares of Lower Lakes Transportation Company

Company owns 10 common shares representing 25% of the issued and outstanding shares of Grand River Navigation Company, Inc. and immediately following Closing, subject to the redemption by Grand River Navigation Company, Inc. of the 30 common shares owned by Grand River Holdings, Inc. in accordance with the Grand River Redemption Agreement will own 100% of the issued and outstanding shares of Grand River Navigation Company, Inc.

--------------------------------------------------------------------------------
             Entity                                  Jurisdiction
--------------------------------------------------------------------------------
Port Dover Steamship Company Inc.     Canada
                                      (extra-provincially registered in Ontario)
--------------------------------------------------------------------------------
Lower Lakes Transportation Company    Delaware
                                      (qualified to do business in New York)
--------------------------------------------------------------------------------
Grand River Navigation Company, Inc.  Delaware
                                      (qualified to do business in Michigan and
                                      Ohio)
                                      (qualified to do business in New York -
                                      inactive)
--------------------------------------------------------------------------------

(B) EQUITY INTERESTS

      NIL

                           SELLER DISCLOSURE SCHEDULE

                             3.3 - NON-CONTRAVENTION

(A) DEFAULTS, VIOLATIONS OR BREACHES

Shareholders Agreements:

1) Amended and Restated Investors' Agreement of Company, dated as of September 22, 2004 (to be terminated by the parties thereto as at Closing).

2) Amended and Restated Shareholders Agreement of Grand River Navigation Company, Inc., September 2004 (to be terminated by the parties thereto as at Closing).

Credit Agreements:

1) Credit Agreement between Company, Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Credit Agreement between Grand River Navigation Company, Inc., Grand River Holdings Inc., and General Electric Capital Corporation, dated September 22, 2004.

3) First Amending Agreement to the Credit Agreement, between Grand River Navigation Company, Inc., Grand River Holdings Inc., and General Electric Capital Corporation, dated April 22, 2005.

4) Senior Subordinated Credit Agreement made as of March 29, 2001 among Company, Royal Bank of Canada, through its operating division RBC Capital Partners and each other person in the Borrower Group.

5) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and Canadian Imperial Bank of Commerce.

6) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and Universal Insulations Holdings Limited.

7) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership.

Security/Pledge Agreements:

1) General Security Agreement between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Security Agreement and Power of Attorney between Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) General Security Agreement between Port Dover Steamship Company Inc. and GE Canada Equipment Financing G.P., dated September 22, 2004.

4) Security Agreement and Power of Attorney between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

5) Share Pledge Agreement between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

6) Security Agreement between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

7) Security and Pledge Agreement between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

8) Security Agreement between Port Dover Steamship Company Inc. and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

9) Pledge Agreement between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, and each subsidiary of the Company which is a signatory thereto, dated March 29, 2001.

10) Security Agreement between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

11) Security and Pledge Agreement between Lower Lakes Transportation Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated March 29, 2001.

12) Security Agreement between Port Dover Steamship Company Inc. and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

13) Pledge Agreement between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

14) Security Agreement between Company and Canadian Imperial Bank of Commerce, dated October 21, 1999.

15) Security and Pledge Agreement between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated March 29, 2001.

16) Security Agreement between Port Dover Steamship Company Inc. and Canadian Imperial Bank of Commerce, dated September 22, 2004.

17) Pledge Agreement between Company and Canadian Imperial Bank of Commerce, and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

18) Security Agreement between Company and Universal Insulations Holdings Limited, dated October 21, 1999.

19) Security and Pledge Agreement between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated March 29, 2001.

20) Security Agreement between Port Dover Steamship Company Inc. and Universal Insulations Holdings Limited, dated September 22, 2004.

21) Pledge Agreement between Company and Universal Insulations Holdings Limited, and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

Guarantees:

1) Guarantee of Obligations of Company, between Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Guarantee of Obligations of Lower Lakes Transportation Company, between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) Guarantee of Obligations of Company and Lower Lakes Transportation Company, between Port Dover Steamship Company Inc. and GE Canada Equipment Financing G.P., dated September 22, 2004.

4) Guarantee of Obligations of Lower Lakes Transportation Company under the Time Charter Agreements by Company in favour of Grand River Navigation Company, Inc., dated as of September 22, 2004.

5) Guarantee of Obligations of Lower Lakes Transportation Company under the Time Charter Agreements by Port Dover Steamship Company in favour of Grand River Navigation Company, Inc., dated as of September 22, 2004.

6) Guarantee between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

7) Guarantee between Port Dover Steamship Company Inc. and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

8) Guarantee between Lower Lakes Transportation Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated March 29, 2001.

9) Guarantee between Port Dover Steamship Company Inc. and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004

10) Guarantee between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated March 29, 2001.

11) Guarantee between Port Dover Steamship Company Inc. and Canadian Imperial Bank of Commerce, dated September 22, 2004.

12) Guarantee between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated March 29, 2001.

13) Guarantee between Port Dover Steamship Company Inc. and Universal Insulations Holdings Limited, dated September 22, 2004.

14) Guarantee of Obligations of Company and Lower Lakes Transportation Company, between P & B Ships Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

Assignments:

1) Assignment of Material Contracts between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Assignment of Material Contracts between Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) Assignment of Material Contracts between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

4) Assignment of Material Contracts between Lower Lakes Transportation Company and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

5) Assignment of Material Contracts between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated September 22, 2004.

6) Assignment of Material Contracts between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated September 22, 2004.

7) Assignment of Intercompany Indebtedness and Security between Company, Lower Lakes Transportation Company, Port Dover Steamship Company Inc. and GE Canada Equipment Financing G.P., dated September 22, 2004.

8) Assignment of Insurance with respect to Canadian Vessels and Notice of Assignment, between Company, Port Dover Steamship Company Inc. and GE Canada Equipment Financing G.P., dated September 22, 2004.

9) First Priority Assignment of Earnings and Charterparties between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

10) First Priority Assignment of Time Charter Agreements between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

11) First Priority Assignment of Time Charter Guarantee between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

12) Assignment of Mortgages between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

13) The First Amending Agreement to the Assignment of Mortgages, between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated April 22, 2005.

14) Assignment of Insurance Policies between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

15) Assignment of Insurance Policies between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

16) Assignment of Insurance Policies between Company and Canadian Imperial Bank of Commerce, dated October 21, 1999.

17) Assignment of Insurance Policies between Company and Universal Insulations Holdings Limited, dated October 21, 1999.

                           SELLER DISCLOSURE SCHEDULE

                            3.4 - CORPORATE DOCUMENTS

1) Amended and Restated Investors' Agreement of Company, dated as of September 22, 2004 (to be terminated by the parties thereto as at Closing).

2) Amended and Restated Shareholders Agreement, Grand River Navigation Company, Inc., September, 2004 (to be terminated by the parties thereto as at Closing).

                           SELLER DISCLOSURE SCHEDULE

                          3.5 - CAPITALIZATION; OPTIONS

AUTHORIZED CAPITAL STOCK

--------------------------------------------------------------------------------
Entity                                         Authorized Capital
--------------------------------------------------------------------------------
Company                                        Unlimited number of common shares
--------------------------------------------------------------------------------
Lower Lakes Transportation Company             500 shares without par value
--------------------------------------------------------------------------------
Port Dover Steamship Company Inc.              Unlimited number of common shares
--------------------------------------------------------------------------------
Grand River Navigation Company, Inc.           1000 shares without par value
--------------------------------------------------------------------------------

OUTSTANDING CAPITAL STOCK

-------------------------------------------------------------------------------------------------------
Entity                                 Shareholder                       Number of Shares
-------------------------------------------------------------------------------------------------------
Company                                See Schedule 2.3 - Title to the Purchase Shares
-------------------------------------------------------------------------------------------------------
Lower Lakes Transportation Company     Company                           500 shares
-------------------------------------------------------------------------------------------------------
Port Dover Steamship Company Inc.      Company                           100 Common Shares
-------------------------------------------------------------------------------------------------------
Grand River Navigation Company, Inc.   Company                           10 shares *
                                       ----------------------------------------------------------------
                                                                         * Subject to the redemption by
                                                                         Grand River Navigation
                                                                         Company, Inc. of the 30 common
                                                                         shares owned by Grand River
                                                                         Holdings, Inc. in accordance
                                                                         with the Grand River
                                                                         Redemption Agreement the
                                                                         Company will own 100% of the
                                                                         issued and outstanding shares
                                                                         of Grand River Navigation
                                                                         Company, Inc.
-------------------------------------------------------------------------------------------------------

LIENS

See Schedule 2.3 - Liens on Purchase Shares

OUTSTANDING OPTIONS

-----------------------------------------------------------------------------------------------------------
            Entity                        Shareholder              Number of Common Shares on Conversion of
                                                                                Citicorp Notes
                                                                   ----------------------------------------
                                                                        Note 1                  Note 2
-----------------------------------------------------------------------------------------------------------
Company                          RBCP                                       5,782                   8,620
                                 --------------------------------------------------------------------------
                                 CIBC                                         935                   1,394
                                 --------------------------------------------------------------------------
                                 Universal                                    186                     278
                                 --------------------------------------------------------------------------
                                 Norvest                                      935                   1,394
-----------------------------------------------------------------------------------------------------------
                                 Totals                                     7,838                  11,686
-----------------------------------------------------------------------------------------------------------

                           SELLER DISCLOSURE SCHEDULE

                          3.6 - CONSENTS AND APPROVALS

CONSENTS AND APPROVALS

1) Amended and Restated Shareholders Agreement of Grand River Navigation Company, Inc., dated as of September 2004.

2) Amended and Restated Investors' Agreement of the Company, dated as of September 22, 2004.

3) Security Agreement between P & B Ships Limited and Canadian Imperial Bank of Commerce, dated October 21, 1999.

4) Securities Pledge Agreement between P & B Ships Limited and Canadian Imperial Bank of Commerce, dated October 21, 1999.

5) Securities Purchase and Debt Participation Agreement between Citicorp North America Inc. and the Company and Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Royal Bank of Canada, through its operating division RBC Capital Partners, and Universal Insulations Holdings Limited, dated September 22, 2004.

6) Guarantee between P & B Ships Limited and Canadian Imperial Bank of Commerce, dated October 21, 1999.

7) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., Universal Insulations Holdings Limited, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

8) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., Canada Imperial Bank of Commerce, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

9) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., Norvest Mezzanine Fund Limited Partnership, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

10) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., Royal Bank of Canada, through its operating division RBC Capital Partners, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

11) Postponement Agreements with respect to: (a) First Cuyahoga Mortgage, (b) First Mississagi Mortgage, and (c) First Saginaw Mortgage between GE Canada Equipment Financing G.P., Company, Lower Lakes Transportation Company, Grand River Navigation Company, Inc., Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Royal Bank of Canada, through its operating division RBC Capital Partners, and Universal Insulations Holdings Limited, dated September 22, 2004.

12) First Preferred Fleet Mortgage, given by Grand River Navigation Company, Inc. in favour of General Electric Capital Corporation, dated September 23, 2004.

13) First Amendment to First Preferred Fleet Mortgage, given by Grand River Navigation Company, Inc. in favour of General Electric Capital Corporation, effective as of April 22, 2005.

14) Hull and Machinery Insurance Policy of the Company for the term August 1, 2004 - August 1, 2005.

15) Hull and Machinery Insurance Policy of Grand River Navigation Company, Inc. for the term August 1, 2004 - August 1, 2005.

16) Increased Value Insurance Policy of the Company for the term August 1, 2004
- August 1, 2005.

17) Increased Value Insurance Policy of Grand River Navigation Company, Inc. for the term August 1, 2004 - August 1, 2005.

18) Mortgagees Interest Policy of the Company for the term August 1, 2004 - August 1, 2005.

19) Mortgagees Interest Policy of Grand River Navigation Company, Inc. for the term August 1, 2004 - August 1, 2005.

20) Directors & Officers Liability Insurance Policy of Grand River Navigation Company, Inc. for the term March 12, 2005 - March 12, 2006.

21) US Pollution Liability - COFR / COFR Policy of the Company for the term February 20, 2005 - February 20, 2006.

22) US Pollution Liability - COFR Policy of Grand River Navigation Company, Inc. for the term February 20, 2005 - February 20, 2006.

POST-CLOSING NOTIFICATION

23) Workers Compensation & Employers Liability Policy for Grand River Navigation Company, Inc. for the term March 31, 2005 - March 31, 2006 requires written report of ownership change within 90 days.

24) Directors & Officers Liability Insurance Policy of the Company for the term November 1, 2004 - November 1, 2005 requires written report of ownership change within 90 days.

                           SELLER DISCLOSURE SCHEDULE

                              3.7 - TITLE TO ASSETS

NOTE: All documents identified with ** are Permitted Liens and will not be discharged at Closing.

(A) LIENS

Mortgages:

------------------------------------------------------------------------------------------------------------------------------
        Vessel                          Mortgagor                                  Mortgagee                         Date
------------------------------------------------------------------------------------------------------------------------------
Cuyahoga                 Company                                  GE Canada Equipment Financing G.P.           Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Cuyahoga                 Company                                  Grand River Navigation Company, Inc.         Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Cuyahoga                 Black Creek Shipping Company Limited     CIBC                                         Oct. 21, 1999
------------------------------------------------------------------------------------------------------------------------------
Cuyahoga                 Black Creek Shipping Company Limited     Norvest                                      Oct. 21, 1999
------------------------------------------------------------------------------------------------------------------------------
Cuyahoga                 Black Creek Shipping Company Limited     Universal                                    Oct. 21, 1999
------------------------------------------------------------------------------------------------------------------------------
Cuyahoga                 Black Creek Shipping Company Limited     RBCP                                         Mar. 22, 2001
------------------------------------------------------------------------------------------------------------------------------
Mississagi               Company                                  GE Canada Equipment Financing G.P.           Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Mississagi               Company                                  Grand River Navigation Company, Inc.         Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Mississagi               Company                                  RBCP                                         Aug. 1, 2001
------------------------------------------------------------------------------------------------------------------------------
Mississagi               Company                                  CIBC                                         Aug. 1, 2001
------------------------------------------------------------------------------------------------------------------------------
Mississagi               Company                                  Norvest                                      Aug. 1, 2001
------------------------------------------------------------------------------------------------------------------------------
Mississagi               Company                                  Universal                                    Aug. 1, 2001
------------------------------------------------------------------------------------------------------------------------------
Saginaw                  Company                                  GE Canada Equipment Financing G.P.           Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Saginaw                  Company                                  Grand River Navigation Company, Inc.         Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Saginaw                  Company                                  CIBC                                         Feb. 7, 2000
------------------------------------------------------------------------------------------------------------------------------
Saginaw                  Company                                  Norvest                                      Feb. 7, 2000
------------------------------------------------------------------------------------------------------------------------------
Saginaw                  Company                                  Universal                                    Feb. 7, 2000
------------------------------------------------------------------------------------------------------------------------------
Saginaw                  Company                                  RBCP                                         Mar. 22, 2001
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
        Vessel                          Mortgagor                                  Mortgagee                         Date
------------------------------------------------------------------------------------------------------------------------------
Michipicoten             Port Dover Steamship Company Inc.        General Electric Canada Equipment            Sept. 22, 2004
                                                                  Financing G.P.
------------------------------------------------------------------------------------------------------------------------------
Michipicoten             Port Dover Steamship Company Inc.        Grand River Navigation Company, Inc.         Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Michipicoten             Port Dover Steamship Company Inc.        RBCP                                         Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Michipicoten             Port Dover Steamship Company Inc.        CIBC                                         Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Michipicoten             Port Dover Steamship Company Inc.        Universal                                    Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Michipicoten             Port Dover Steamship Company Inc.        Norvest                                      Sept. 22, 2004
------------------------------------------------------------------------------------------------------------------------------
Calumet                  Grand River Navigation Company, Inc.     GE Canada Equipment Financing G.P.           Sept. 23, 2004,
                                                                                                               amended April
                                                                                                               22, 2005
------------------------------------------------------------------------------------------------------------------------------
Invincible               Grand River Navigation Company, Inc.     GE Canada Equipment Financing G.P.           Sept. 23, 2004,
                                                                                                               amended April
                                                                                                               22, 2005
------------------------------------------------------------------------------------------------------------------------------
Maumee                   Grand River Navigation Company, Inc.     GE Canada Equipment Financing G.P.           Sept. 23, 2004,
                                                                                                               amended April
                                                                                                               22, 2005
------------------------------------------------------------------------------------------------------------------------------

See also Schedule 3.10(a)(ix) - Mortgages and Related Documentation

Personal Property Security Act (Ontario):

Company as debtor:

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
GMAC Leaseco            Consumer Goods,                                     616526604 -              Debtor name is referenced
Corporation**           Equipment, Other, Motor                             20050629 1456 1530       as "Lower Lakes Towing
                        Vehicles                                            0379 (4 years)           Limited"

                        Amount Secured:
                        $41,923.00

                        No Fixed Maturity Date

                        2005 GMC Sierra

                        V.I.N.
                        1GTHC29U65E302902
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference the
                                                                            20050630 1505 1530 3071  change of the debtor's
                                                                                                     name  from "Lower Lakes
                                                                                                     Towing Lim" to "Lower
                                                                                                     Lakes Towing Limited"
------------------------------------------------------------------------------------------------------------------------------
GMAC Leaseco            Consumer Goods,                                     613919457 -
Corporation**           Equipment, Other, Motor                             20050405 1451 1530
                        Vehicles                                            5856 (4 years)

                        Amount Secured:

                        $41,412.00

                        No Fixed Maturity Date

                        2005 Chevrolet Silverado

                        V.I.N.
                        1GCHC29U35E260804
------------------------------------------------------------------------------------------------------------------------------
Canadian Imperial       Accounts, Other            Collateral Account       609364602 -
Bank of Commerce**                                 Agreement in respect     20040928 1505 1862
                                                   of VISA cards.           3940 (5 years)
------------------------------------------------------------------------------------------------------------------------------
General Electric        Accounts, Other                                     609192612 -
Capital Corporation,                                                        20040922 1054 1862
as Agent                                                                    3583 (10 years)
------------------------------------------------------------------------------------------------------------------------------
                                                                            assigned by:             Assignment by secured
                                                                            20040922 1104 1862 3588  party from "Grand River
                                                                                                     Navigation Company, Inc."
                                                                                                     to "General Electric
                                                                                                     Capital Corporation, as
                                                                                                     Agent"
------------------------------------------------------------------------------------------------------------------------------
GE Canada Equipment     Inventory, Equipment,                               606482982 -
Financing G.P., as      Accounts, Other, Motor                              20040616 1637 1862
Collateral Agent **     Vehicles                                            7017 (10 years)

                        2000 Chevrolet VAN

                        V.I.N.
                        1GBJG31R0Y1198183
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
GMAC Leaseco            Consumer Goods,                                     602295606 -
Corporation **          Equipment, Other, Motor                             20040107 1455 1530
                        Vehicles                                            5366 (4 years)

                        Amount Secured:
                        $51,205.00

                        No Fixed Maturity Date

                        2004 GMC Sierra

                        V.I.N.
                        1GTEC19T94Z191550
------------------------------------------------------------------------------------------------------------------------------
Chrysler Financial      Equipment, Other, Motor                             896700987 -
Canada**                Vehicles                                            20030724 1451 1530
                                                                            7688 (4 years)
DaimlerChrysler         Amount Secured:
Services Canada Inc.**  $53,612.00

                        No Fixed Maturity Date

                        2004 Chrysler 300M

                        V.I.N.
                        2C3AE76K94H673141
------------------------------------------------------------------------------------------------------------------------------
GMAC Leaseco Limited**  Consumer Goods,                                     894338262 -              Debtor is referenced as
                        Equipment, Other, Motor                             20030514 1453 1530       "Lower Lakes Towing
                        Vehicles                                            6620 (4 years)           Limited"

                        Amount Secured:
                        $39,293.00

                        No Fixed Maturity Date

                        2003 Chevrolet Silverado

                        V.I.N.
                        2GCEC19V131322785
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to change the name
                                                                            20031029 1050 1529 2733  of the debtor from "Lower
                                                                                                     L Ltd." to "Lower Lakes
                                                                                                     Towing Limited"

                                                                                                     Also amended to include
                                                                                                     "Equipment" under the
                                                                                                     Collateral Classifications
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
General Motors          Consumer Goods,                                     882498402 -
Acceptance              Equipment, Other, Motor                             20020513 1610 1532
Corporation of Canada   Vehicles                                            2844 (5 years)
Limited**
                        Amount Secured:
                        $44,254.00

                        No Fixed Maturity Date

                        2001 Chevrolet Express
                        VAN 1GAHG39RX11208070
------------------------------------------------------------------------------------------------------------------------------
Royal Bank of Canada,   Inventory, Equipment,                               870591321 -
though its Division     Accounts, Other, Motor                              20010314 1053 1590
Royal Bank Capital      Vehicles                                            3884 (8 years)
Partners
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20010402 1735 1590 4365  change in the debtor's
                                                                                                     address
------------------------------------------------------------------------------------------------------------------------------
Royal Bank of Canada,   Inventory, Equipment,                               870591348 -
through its operating   Accounts, Other, Motor                              20010314 1053 1590
division RBC Capital    Vehicles                                            3886 (8 years)
Partners
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20010402 1735 1590 4366  change in the debtor's
                                                                                                     address
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030415 1135 1590 4655  change to the debtor's
                                                                                                     name from "Black Creek
                                                                                                     Shipping Company Limited"
                                                                                                     to "Lower Lakes Towing
                                                                                                     Ltd." due to an
                                                                                                     amalgamation
------------------------------------------------------------------------------------------------------------------------------
Xerox Canada Ltd.**     Equipment, Other                                    866378088 -
                                                                            20001005 1116 1715
                                                                            6343 (5 years)
------------------------------------------------------------------------------------------------------------------------------
McCarvill Corporation   Inventory, Accounts,                                865196163 -
                        Other                                               20000828 1645 9065
                                                                            1479 (5 years)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
Canadian Imperial       Inventory, Equipment,                               855899325 -
Bank of Commerce        Accounts, Other, Motor                              19991018 1438 9065
                        Vehicles                                            2981 (5 years)
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030417 1423 9065 7318  change to the debtor's
                                                                                                     name from "Black Creek
                                                                                                     Shipping Company Limited"
                                                                                                     to "Lower Lakes Towing
                                                                                                     Ltd." due to an
                                                                                                     amalgamation
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030422 1635 9065 7346  change in the debtor's
                                                                                                     address
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030422 1635 9065 7350  change to the debtor's
                                                                                                     name from "Black Creek
                                                                                                     Shipping Company Limited"
                                                                                                     to "Lower Lakes Towing
                                                                                                     Ltd." due to an
                                                                                                     amalgamation

                                                                                                     ***Note this is a
                                                                                                     duplicate amendment
                                                                                                     registered by a different
                                                                                                     registering agent***
------------------------------------------------------------------------------------------------------------------------------
                                                                            renewed by:
                                                                            20041008 1950 1531 6543
------------------------------------------------------------------------------------------------------------------------------
Canadian Imperial       Inventory, Equipment,                               855899343 -
Bank of Commerce        Accounts, Other, Motor                              19991018 1438 9065
                        Vehicles                                            2983 (5 years)
------------------------------------------------------------------------------------------------------------------------------
                                                                            renewed by:
                                                                            20041008 1950 1531
                                                                            6544 (5 years)
------------------------------------------------------------------------------------------------------------------------------
Universal Insulations   Inventory, Equipment,                               855713934 -
Holdings Limited        Accounts, Other, Motor                              19991012 1427 1530
                        Vehicles                                            7600 (7 years)
------------------------------------------------------------------------------------------------------------------------------
Universal Insulations   Inventory, Equipment,                               855713943 -
Holdings Limited        Accounts, Other, Motor                              19991012 1427 1530
                        Vehicles                                            7601 (7 years)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030422 1635 9065 7347  change in the debtor's
                                                                                                     address
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030422 1635 9065 7351  change to the debtor's
                                                                                                     name from "Black Creek
                                                                                                     Shipping Company Limited"
                                                                                                     to "Lower Lakes Towing
                                                                                                     Ltd." due to an
                                                                                                     amalgamation
------------------------------------------------------------------------------------------------------------------------------
McCarvill Mezzanine     Inventory, Equipment,                               855510516 -
Fund Limited            Accounts, Other, Motor                              19991005 1045 1590
Partnership             Vehicles                                            3028 (7 years)
------------------------------------------------------------------------------------------------------------------------------
McCarvill Mezzanine     Inventory, Equipment,                               855510534 -
Fund Limited            Accounts, Other, Motor                              19991005 1045 1590
Partnership             Vehicles                                            3030 (7 years)
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030422 1635 9065 7348  change in the debtor's
                                                                                                     address
------------------------------------------------------------------------------------------------------------------------------
                                                                            amended by:              Amended to reference a
                                                                            20030422 1635 9065 7352  change to the debtor's
                                                                                                     name from "Black Creek
                                                                                                     Shipping Company Limited"
                                                                                                     to" Lower Lakes Towing
                                                                                                     Ltd." due to an
                                                                                                     amalgamation
------------------------------------------------------------------------------------------------------------------------------

Port Dover Steamship Company Inc. as debtor:

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
General Electric        Accounts, Other                                     609192702 -
Capital Corporation,                                                        20040922 1058 1862
as Agent                                                                    3585 (10 years)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                        Collateral                 General Collateral       Reference File No. &
Secured Party(ies)      Classification             Description              Registration Number(s)   Comments
------------------------------------------------------------------------------------------------------------------------------
                                                                            assigned by:             Assignment by secured
                                                                            20040922 1106 1862 3589  party from "Grand River
                                                                                                     Navigation Company, Inc."
                                                                                                     to "General Electric
                                                                                                     Capital Corporation, as
                                                                                                     Agent"
------------------------------------------------------------------------------------------------------------------------------
GE Canada Equipment     Inventory, Equipment,                               606482964 -
Financing G.P., as      Accounts, Other, Motor                              20040616 1637 1862
Collateral Agent        Vehicles                                            7015 (10 years)
------------------------------------------------------------------------------------------------------------------------------
Royal Bank of Canada,   Inventory, Equipment,                               897316461 -
through its Division,   Accounts, Other, Motor                              20030814 1051 9065
RBC Capital Partners    Vehicles                                            9374 (8 years)
------------------------------------------------------------------------------------------------------------------------------
Canadian Imperial       Inventory, Equipment,                               897316479 -
Bank of Commerce        Accounts, Other, Motor                              20030814 1051 9065
                        Vehicles                                            9375 (8 years)
------------------------------------------------------------------------------------------------------------------------------
Norvest Mezzanine       Inventory, Equipment,                               897316488 -
Fund Limited            Accounts, Other, Motor                              20030814 1051 9065
Partnership             Vehicles                                            9376 (8 years)
------------------------------------------------------------------------------------------------------------------------------
Universal Insulations   Inventory, Equipment,                               897316497 -
Holdings Limited        Accounts, Other, Motor                              20030814 1051 9065
                        Vehicles                                            9377 (8 years)
------------------------------------------------------------------------------------------------------------------------------

Uniform Commercial Code:

-------------------------------------------------------------------------------------------------------------------------------
     Secured Party                 Debtor               Collateral Description      Jurisdiction     File Number      File Date
-------------------------------------------------------------------------------------------------------------------------------
GE Canada Equipment       Lower Lakes                All Accounts, Chattel         Delaware        42657957          09/22/2004
Financing G.P.            Transportation Company     Paper, Contracts, General
                                                     Intangibles (including
                                                     payment intangibles and
                                                     Software), Goods (including
                                                     Inventory, Equipment and
                                                     Fixtures), Instruments,
                                                     Investment Property,
                                                     Deposit Accounts (including
                                                     all Blocked Accounts,
                                                     Concentration Accounts,
                                                     Disbursement Accounts, and
                                                     all other bank accounts and
                                                     all deposits therein), all
                                                     money, cash or cash
                                                     equivalents of Debtor,
                                                     Supporting Obligations and
                                                     Letter-of-Credit Rights,
                                                     and, to the extent not

-------------------------------------------------------------------------------------------------------------------------------
     Secured Party                 Debtor               Collateral Description      Jurisdiction     File Number      File Date
-------------------------------------------------------------------------------------------------------------------------------
                                                     otherwise included, all
                                                     Proceeds, tort claims,
                                                     insurance claims and other
                                                     rights to payments not
                                                     otherwise included in the
                                                     foregoing and products of
                                                     the foregoing, and all
                                                     accessions to,
                                                     substitutions and
                                                     replacements for, and rents
                                                     and profits of, each of the
                                                     foregoing, all the
                                                     foregoing as more
                                                     particularly described in
                                                     Attachment I.
-------------------------------------------------------------------------------------------------------------------------------
Lower Lakes Towing Ltd.   Lower Lakes                All of the Debtor's right,    Delaware        42658070          09/22/2004
                          Transportation Company     title and interest in, to
                                                     and under all equipment,
                                                     accounts, contracts,
                                                     inventory, general
                                                     intangibles and other
                                                     property of whatsoever
                                                     nature, whether now
                                                     existing or hereafter
                                                     acquired all as more fully
                                                     described on Schedule I.
-------------------------------------------------------------------------------------------------------------------------------
Canadian Imperial Bank    Lower Lakes                All of the Debtor's right,    Delaware        42658161          09/22/2004
of Commerce               Transportation Company     title and interest in, to
                                                     and under all equipment,
                                                     accounts, contracts,
                                                     inventory, general
                                                     intangibles and other
                                                     property of whatsoever
                                                     nature, whether now
                                                     existing or hereafter
                                                     acquired all as more fully
                                                     described on Schedule I.
-------------------------------------------------------------------------------------------------------------------------------
Norvest Mezzanine Fund    Lower Lakes                All of the Debtor's right,    Delaware        42659334          09/22/2004
Limited Partnership       Transportation Company     title and interest in, to
                                                     and under all equipment,
                                                     accounts, contracts,
                                                     inventory, general
                                                     intangibles and other
                                                     property of whatsoever
                                                     nature, whether now
                                                     existing or hereafter
                                                     acquired all as more fully
                                                     described on Schedule I.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
     Secured Party                 Debtor               Collateral Description      Jurisdiction     File Number      File Date
-------------------------------------------------------------------------------------------------------------------------------
Universal Insulations     Lower Lakes                All of the Debtor's right,    Delaware        42659474          09/22/2004
Holdings Limited          Transportation Company     title and interest in, to
                                                     and under all equipment,
                                                     accounts, contracts,
                                                     inventory, general
                                                     intangibles and other
                                                     property of whatsoever
                                                     nature, whether now
                                                     existing or hereafter
                                                     acquired all as more fully
                                                     described on Schedule I.
-------------------------------------------------------------------------------------------------------------------------------
Royal Bank of Canada      Lower Lakes                All of the Debtor's right,    Delaware        42659524          09/22/2004
                          Transportation Company     title and interest in, to
                                                     and under all equipment,
                                                     accounts, contracts,
                                                     inventory, general
                                                     intangibles and other
                                                     property of whatsoever
                                                     nature, whether now
                                                     existing or hereafter
                                                     acquired all as more fully
                                                     described on Schedule I.
-------------------------------------------------------------------------------------------------------------------------------
General Electric          Grand River Navigation     All Accounts, Chattel         Delaware        42657650          09/22/2004
Capital Corporation       Company, Inc.              Paper, Contracts, General
                                                     Intangibles (including
                                                     payment intangibles and
                                                     Software), Goods (including
                                                     Inventory, Equipment and
                                                     Fixtures), Instruments,
                                                     Investment Property,
                                                     Deposit Accounts (including
                                                     all Blocked Accounts,
                                                     Concentration Accounts,
                                                     Disbursement Accounts, and
                                                     all other bank accounts and
                                                     all deposits therein), all
                                                     money, cash or cash
                                                     equivalents of Debtor,
                                                     Supporting Obligations and
                                                     Letter-of-Credit Rights,
                                                     and, to the extent not
                                                     otherwise included, all
                                                     Proceeds, tort claims,
                                                     insurance claims and other
                                                     rights to payments not
                                                     otherwise included in the
                                                     foregoing and products of
                                                     the foregoing, and all
                                                     accessions to,
                                                     substitutions and
                                                     replacements for, and rents
                                                     and profits of, each of the
                                                     foregoing, all the
                                                     foregoing as more
                                                     particularly described in
                                                     Attachment I.
-------------------------------------------------------------------------------------------------------------------------------

U.S. Vehicles / Personal Property Leased and Not Owned:

------------------------------------------------------------------------------------------------------------------------------
Item Details                           Lessee                                   Lessor
------------------------------------------------------------------------------------------------------------------------------
Ricoh 1035 Copier**                    Grand River Navigation Company, Inc.     American Financial Resources
------------------------------------------------------------------------------------------------------------------------------
2004 Dodge Ram 1500 Quad**             Grand River Navigation Company, Inc.     (Provident Auto Leasing Company) National City
V.I.N. #: ID7HA18D448589308
------------------------------------------------------------------------------------------------------------------------------
2004 Acura TL**                        Lower Lakes Transportation Company       American Honda Finance Corp.
V.I.N. #: 19UUA66264A070324
------------------------------------------------------------------------------------------------------------------------------
2005 Dodge Durango**                   Grand River Navigation Company, Inc.     (A-P Super Service) Chrysler Financial
V.I.N. #: 1D4HB48D55F625562
------------------------------------------------------------------------------------------------------------------------------
2004 Dodge Dakota Supercab**           Grand River Navigation Company, Inc.     (Spitzer Autoworld) Chrysler Financial
V.I.N. #: 1D7HG42NX4S749029
------------------------------------------------------------------------------------------------------------------------------

Details of security held against Canadian vehicles and other Canadian personal property are contained under the Personal Property Security Act (Ontario) section of this Schedule 3.7(a), above. Additionally, the Company will take delivery of crew change vans within two weeks of September 1, 2005, the vehicles being: (i) 2005 16-foot van, V.I.N. #1GBE4V1205F534714; (ii) 2005 21-passenger bus, V.I.N. #1GBE4V1245F534361.

(B) ASSETS OWNED BY RESTRICTED PERSONS

1) Month-to-month lease for 625 Main Street, Port Dover, Ontario, between Company and James Siddall, Scott Bravener, Franklin Bravener and Robert Pierson.

2) Lease for 197 West Erie Street, Rogers City, Michigan, between Grand River Navigation Company, Inc. and Robert P. Noffze.

(C) PERSONAL PROPERTY REQUIRING EXTRAORDINARY MAINTENANCE/ REPAIR

      NIL

(D) OPTIONS OR RIGHTS TO PURCHASE ANY COMPANY OR SUBSIDIARY ASSETS

Grand River Navigation Company, Inc. has granted a first right of refusal to Lake Service Shipping Co. to purchase the tug "Invincible" (or any other tug owned by Grand River Navigation Company, Inc., its parent company, or successor and used in a similar capacity to the "Invincible") in accordance with the terms and conditions of the Charter Party Agreement with respect to the McKee Sons dated ____________, 2005 between Grand River Navigation Company, Inc. and Lake Service Shipping Co.

                           SELLER DISCLOSURE SCHEDULE

                         3.8 - REAL PROPERTY AND LEASES

(B) LEASED PROPERTY

-------------------------------------------------------------------------------------------------------------------
                                                                              Base Monthly Rental
               Company                               Address                         Amount            Expiry Date
-------------------------------------------------------------------------------------------------------------------
Company                                625 Main Street, Port Dover, Ontario     $1370.25             Month-to-Month
-------------------------------------------------------------------------------------------------------------------
Company                                207 Greenock Street, Port Dover,         $2370*               Oct. 31, 2007
                                       Ontario
-------------------------------------------------------------------------------------------------------------------
Lower Lakes Transportation Company     1207 Delaware Avenue, Suite 217,         $653                 Mar. 31, 2007
                                       Buffalo, New York
-------------------------------------------------------------------------------------------------------------------
Grand River Navigation Company, Inc.   197 West Erie Street, Rogers City,       $600*                Nov. 30, 2005
                                       Michigan
-------------------------------------------------------------------------------------------------------------------
Grand River Navigation Company, Inc.   515 Moore Road, Suite 2, Avon Lake,      $900                 Jul. 31, 2008
                                       Ohio
-------------------------------------------------------------------------------------------------------------------

*plus applicable taxes.

(D) PROPERTY NOT ADEQUATE AND SUFFICIENT FOR OPERATION

      NIL

(E) OPTIONS EXERCISED TO CANCEL, TERMINATE, LESSEN OR EXTEND LEASE TERM, RENEW TERM OR TAKE ADDITIONAL SPACE

Lease for 515 Moore Road, Suite 2, Avon Lake, Ohio was renewed on July 25, 2005.

(H) LEASES REQUIRING CONSENT FOR CHANGE OF CONTROL

      NIL

                           SELLER DISCLOSURE SCHEDULE

                              3.9 - LABOUR MATTERS

(A) DIRECTORS AND OFFICERS

Company

--------------------------------------------------------------------------------
             Name               Position
--------------------------------------------------------------------------------
Scott Bravener                  President        Director
                                C.E.O.
                                Secretary
--------------------------------------------------------------------------------
Jeffrey Botham                  C.F.O.
--------------------------------------------------------------------------------
James Siddall                   Vice-President, Marine Operations
--------------------------------------------------------------------------------

Port Dover Steamship Company Inc.

--------------------------------------------------------------------------------
             Name               Position
--------------------------------------------------------------------------------
Scott Bravener                  President        Director
                                Secretary
--------------------------------------------------------------------------------

Lower Lakes Transportation Company

--------------------------------------------------------------------------------
             Name               Position
--------------------------------------------------------------------------------
Scott Bravener                  President        Director
                                Treasurer
                                Secretary
--------------------------------------------------------------------------------
James Siddall                   Vice-President
--------------------------------------------------------------------------------

Grand River Navigation Company, Inc.

--------------------------------------------------------------------------------
             Name               Position
--------------------------------------------------------------------------------
Mark Rohn                       Chairman         Director
                                President
                                Secretary
--------------------------------------------------------------------------------
Max McKee                       Director
--------------------------------------------------------------------------------
Robert Pierson                  Director
--------------------------------------------------------------------------------
Patrick McKee                   Director
--------------------------------------------------------------------------------
Gregory Canestraight            Director
--------------------------------------------------------------------------------
Robert Noffze                   Vice-President, Operations
--------------------------------------------------------------------------------

(B) LIST OF ALL EMPLOYEES

Company (all amounts in CN$)

Management and Administration:

------------------------------------------------------------------------------------------------------------------------------------
                                                      Annual/     Estimated    Vacation                    Estimated     Annual Wage
     Employee          Position       Start Date      hourly        Hours        Pay %       RRSP          2005 Wages    per 2004 T4
------------------------------------------------------------------------------------------------------------------------------------

                                                             XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

*these employees did not have a full year during 2004 or are a new employee; therefore the annual wage is estimated

+these amounts represent increases retroactive to April 1, 2005.

Estimated 2005 wages do not include any standby taxable benefits for vehicles used for personal use or performance bonuses as calculated in Schedule 3.20.

**written employment agreements are listed in (d)(xii) of this Schedule 3.9.

Crew:

------------------------------------------------------------------------------------------------------------------------------------
                                                        Daily                     Vacation                Estimated      Annual Wage
        Employee             Position      Start Date    Rate     Annual Wage*      Pay %       RRSP      2005 Total     per 2004 T4
------------------------------------------------------------------------------------------------------------------------------------

                                                              XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                        Daily                     Vacation                Estimated      Annual Wage
        Employee             Position      Start Date    Rate     Annual Wage*      Pay %       RRSP      2005 Total     per 2004 T4
------------------------------------------------------------------------------------------------------------------------------------

                                                              XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                        Daily                     Vacation                Estimated      Annual Wage
        Employee             Position      Start Date    Rate     Annual Wage*      Pay %       RRSP      2005 Total     per 2004 T4
------------------------------------------------------------------------------------------------------------------------------------

                                                              XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                        Daily                     Vacation                Estimated      Annual Wage
        Employee             Position      Start Date    Rate     Annual Wage*      Pay %       RRSP      2005 Total     per 2004 T4
------------------------------------------------------------------------------------------------------------------------------------

                                                              XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

*based on 180 days.

**these employees did not have a full year during 2004 or are a new employee; therefore, the annual wage is estimated

Estimated total for 2005 does not include performance bonuses as calculated in
Schedule 3.20.

Standard form contracts differ in accordance with position.

Lower Lakes Transportation Company

                                 XXXXXXXXXXXXXX

Grand River Navigation Company, Inc. (all amounts in US$)

Management and Administration:

                                                                                   Bonus                                  Payment In
                                                 Semi-monthly    2005 Estimated   Paid in    Health    Company Match        lieu of
      Name       Date of Hire     Job Title       amount 2005     Total Salary     2004*    Benefits     401K 2004*         pension
------------------------------------------------------------------------------------------------------------------------------------

                                                              XXXXXXXXXXXXXX


*401K and bonus paid are actual amounts from the year ended March 31, 2005; the amounts for this year are not yet known, performance bonuses are calculated in
Schedule 3.20

**written employment agreement, a copy of which has been provided to Purchaser.

Crew:

------------------------------------------------------------------------------------------------------------------------------------
                                        Total
                                         Days     Daily     Bonus                  Daily                                    MATES &
                                Job     Worked    Rate     Paid in     Gross       Rate      Gross       Health           Assignment
     Name      Date of Hire    Title     2004     2004      2004     Wages 2004    2005    Wages 2005*  Benefits   IRAP      Fund
------------------------------------------------------------------------------------------------------------------------------------

                                                                XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                        Total
                                         Days     Daily     Bonus                  Daily                                    MATES &
                                Job     Worked    Rate     Paid in     Gross       Rate      Gross       Health           Assignment
     Name      Date of Hire    Title     2004     2004      2004     Wages 2004    2005    Wages 2005*  Benefits   IRAP      Fund
------------------------------------------------------------------------------------------------------------------------------------

                                                                XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

*Based on 180 days, excluding performance bonuses as noted in Schedule 3.20

Two types of crew contracts: (i) licensed employees (Collective Bargaining Agreement for Decks and Engineering Officers); and (ii) non-licensed employees (Collective Bargaining Agreement for Non-Supervisory Personnel). Wage increases under the extension to the Collective Bargaining Agreements are adjusted by the cost of living allowance effective April 1st in a given year and continue at that level through March 31st of the following year. Effective April 1, 2005, the wage increase was set at 2.4%.

Job Title Legend:
AB = Abled Body Seaman (Wheelsman) (non-licensed)
AE = Assistant Engineer (licensed)
MD/AC = Maintenance Department/Assistant Conveyorman (Tunnelman)
(non-licensed)
OS = Ordinary Seaman (Deckhand) (non-licensed)
MD/AB = Maintenance Department (General Purpose) - one step up from MD/OS (non-licensed)
MD/OS = Maintenance Department (General Purpose) (non-licensed)
Chief = Chief Engineer (licensed)
1/2/3 AE = 1st/2nd/3rd Engineering Assistant (licensed)
1/2/3 M = 1st/2nd/3rd Mate (licensed)

(C) U.S. EMPLOYEES

(i) LABOUR UNIONS

1) XXXXXXXXXXXXXX

2) XXXXXXXXXXXXXX

(ii) PENDING/THREATENED CAMPAIGNS

      XXXXXXXXXXXXXX

(iii) PRESENT/ THREATENED EFFORTS OF ORGANIZATION

      XXXXXXXXXXXXXX

(iv) UNFAIR LABOUR PRACTISES

      XXXXXXXXXXXXXX

(v) PENDING EMPLOYEE CONTROVERSIES, CLAIMS, DEMANDS OR GRIEVANCES

      XXXXXXXXXXXXXX

(vi) NON-COMPLIANCE WITH APPLICABLE LAWS

      XXXXXXXXXXXXXX

(vii) CLAIMS, COMPLAINTS OR LEGAL OR ADMINISTRATIVE PROCEEDINGS PENDING OR THREATENED

Company - XXXXXXXXXXXXXX

Lower Lakes Transportation Company - XXXXXXXXXXXXXX

Port Dover Steamship Company Inc. - XXXXXXXXXXXXXX

Grand River Navigation Company, Inc. - XXXXXXXXXXXXXX

(viii) OUTSTANDING COMPENSATION

      XXXXXXXXXXXXXX

(ix) FACILITY CLOSURES AND LAYOFFS

      XXXXXXXXXXXXXX

(x) WARN OBLIGATIONS

      XXXXXXXXXXXXXX

(D) CANADIAN EMPLOYEES

(i) LABOUR UNIONS

      XXXXXXXXXXXXXX

(ii) PENDING/THREATENED CAMPAIGNS

      XXXXXXXXXXXXXX

(iii) PRESENT/ THREATENED EFFORTS OF ORGANIZATION

      XXXXXXXXXXXXXX

(iv) UNFAIR LABOUR PRACTICES

      XXXXXXXXXXXXXX

(v) ACTIONS

      XXXXXXXXXXXXXX

(vi) OUTSTANDING COMPENSATION, ETC.

      XXXXXXXXXXXXXX

(vii) ACTIONS BEFORE GOVERNMENTAL AUTHORITIES

      XXXXXXXXXXXXXX

(viii) ORDERS RESPECTING EMPLOYMENT/COMPENSATION

      XXXXXXXXXXXXXX

(ix) ORDERS RE: OCCUPATIONAL HEALTH AND SAFETY, ETC. LAWS

      XXXXXXXXXXXXXX

(x) OUTSTANDING COMPENSATION

      XXXXXXXXXXXXXX

(xi) EMPLOYEES ON LEAVE

1) XXXXXXXXXXXXXX

2) XXXXXXXXXXXXXX

(xii) WRITTEN EMPLOYMENT CONTRACTS

Management/Administration Written Employment Contracts:

--------------------------------------------------------------------------------
          Employee                        Employer              Position
--------------------------------------------------------------------------------
XXXXXXXXXXXX
--------------------------------------------------------------------------------
XXXXXXXXXXXX
--------------------------------------------------------------------------------

Crew Written Employment Contracts:

XXXXXXXXXXXXXX

(xiii) EMPLOYMENT MANUALS

Company Orientation Manual
Employee Evaluation Procedure
Deck Procedures Manual
Harassment Outside of the Workplace

Demotion of an Employee
Mentoring Policy
Officer Duty Checklists
Crewchange Payroll Policy
Travel and Expenses Policy
Human Resources Policy
Smoking Policy
Accident/Incident Reporting Policies
Policy on Time off for Special Occasions
Crew Change Procedures
Employee Work Agreements
Procedures Manual
Safety Manual

See also Schedule 3.20(b)(i).

(xiv) UNPAID OR UNACCRUED WORKPLACE SAFETY ASSESSMENTS

      XXXXXXXXXXXXXX

                           SELLER DISCLOSURE SCHEDULE

                                3.10 - CONTRACTS

(A) CONTRACTS

See also Schedule 3.12, below.

(i) PREPAYMENT OR ADVANCE

1) XXXXXXXXXXXXXX

2) XXXXXXXXXXXXXX

(ii) PARTNERSHIP OR JOINT VENTURE CONTRACTS

      NIL

(iii) CONTRACTS RESTRICTING CARRYING ON OF BUSINESS

      NIL

(iv) NON-COMPETITION AGREEMENTS

      NIL

(v) AFFILIATE CONTRACTS

See also (x) of this Schedule, below.

Time Charter Agreements:

1) Time Charter Agreement, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company with respect to Invincible, dated September 22, 2004.

2) The First Amendment to the Time Charter Party, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company concerning the Invincible, dated April 22, 2005.

3) Time Charter Agreement, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company with respect to McKee Sons, dated September 22, 2004.

4) The First Amendment to the Time Charter Party, between Grand River Navigation Company, Inc., and Lower Lakes Transportation Company concerning the McKee Sons, dated April 22, 2005.

5) Time Charter Agreement, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company with respect to Maumee, dated September 22, 2004.

6) The First Amendment to the Time Charter Party, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company concerning the Maumee, dated April 22, 2005.

7) Time Charter Agreement, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company with respect to Calumet, dated September 22, 2004.

8) The First Amendment to the Time Charter Party, between Grand River Navigation Company, Inc., and Lower Lakes Transportation Company concerning the Calumet, dated April 22, 2005.

9) Time Charter Agreement, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company with respect to Richard Reiss (now Manistee), dated September 22, 2004.

10) The First Amendment to the Time Charter Party, between Grand River Navigation Company, Inc. and Lower Lakes Transportation Company concerning the Richard Reiss (now Manistee), dated April 22, 2005.

Charter Agreements:

1) Charter Agreement, between Port Dover Steamship Company and Company concerning the Michipicoten, dated April 10, 2003.

Bareboat Agreements:

1) Bareboat Charter Agreement, between Lake Service Shipping Co. and Grand River Navigation Company, Inc. dated January 14, 2004 with respect to the Richard Reiss (now Manistee), as amended September 22, 2004.

2) Agreement to Purchase and Bareboat Charter between Lake Service Shipping Co. and Grand River Navigation Company, Inc. with respect to the Richard Reiss (now Manistee) dated January 14, 2004.

3) Bareboat Charter Agreement, between Lake Service Shipping Co. and Grand River Navigation Company, Inc. dated March 27, 2000 with respect to the McKee Sons, as amended September 22, 2004, further amended ___________, 2005.

Inter-Company Indebtedness:

1) Demand promissory note in the amount of US$7,300,000 executed by Lower Lakes Transportation Company in favour of Company, dated March 29, 2001.

2) Promissory note in the amount of US$1,500,000 executed by Lower Lakes Transportation Company in favour of Company, dated August 30, 2000.

3) Promissory note in the amount of CN$2,700,000 executed by P & B Ships Limited in favour of the Company, dated June 11, 1999, reduced to the amount of CN$2,603,416 on April 3, 2000.+

4) Conditional Agreement between Company and P & B Ships Limited with respect to the exchange of shares in Company held by P & B Ships Limited for cancellation of promissory note executed by P & B Ships Limited in favour of Company.+

5) Security and pledge agreement by Lower Lakes Transportation Company in favour of Company, dated August 30, 2000, as amended September 22, 2004.

6) Assignment of sales contracts by Lower Lakes Transportation Company in favour of Company, dated March 29, 2001, as amended September 22, 2004.

7) Assignment of time charter agreements by Lower Lakes Transportation Company in favour of Company, dated March 29, 2001, as amended September 22, 2004.

+ See explanation regarding P & B shareholdings in Schedule 2.3.

Leases

1) Month-to-month lease for 625 Main Street, Port Dover, Ontario, between Company and James Siddall, Scott Bravener, Franklin Bravener and Robert Pierson.

2) Lease for 197 West Erie Street, Rogers City, Michigan, between Grand River Navigation Company, Inc. and Robert P. Noffze.

(vi) SALE OR ACQUISITION CONTRACTS OUT OF ORDINARY COURSE OR IN EXCESS OF
$50,000

1) Agreement to Purchase and Bareboat Charter between Lake Service Shipping Co. and Grand River Navigation Company, Inc. with respect to the Richard Reiss (now Manistee) dated January 14, 2004.

2) Conditional Agreement between Company and P & B Ships Limited with respect to the exchange of shares in Company held by P & B Ships Limited for cancellation of promissory note executed by P & B Ships Limited in favour of Company.+

+ See explanation regarding P & B shareholdings in Schedule 2.3.

Note: There are no contracts for the purchase of fuel. The following is a fuel supplier purchase summary for the fiscal year ending March 31, 2005:

--------------------------------------------------------------------------------
Grand River Purchases                                                       US $
--------------------------------------------------------------------------------
XXXXXXXXXXXXXX
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Company Purchases                                                          CDN $
--------------------------------------------------------------------------------
XXXXXXXXXXXXXX
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
XXXXXXXXXXXXXX
--------------------------------------------------------------------------------

(vii) LEASING/CHARTERING CONTRACTS TO/FROM THIRD PARTY

See also (v) of this Schedule, above.

Real Property Leases:

1) Month-to-month lease for 625 Main Street, Port Dover, Ontario, between Company and James Siddall, Scott Bravener, Franklin Bravener and Robert Pierson.

2) Lease for 207 Greenock Street, Port Dover, Ontario, between Company and Larry Dekoning and Nanticoke Contracting Inc.

3) Lease for 1207 Delaware Avenue, Suite 217, Buffalo, New York, between Lower Lakes Transportation Company and Plaza Suites LLC.

4) Lease for 197 West Erie Street, Rogers City, Michigan, between Grand River Navigation Company, Inc. and Robert P. Noffze.

5) Lease for 515 Moore Road, Suite 2, Avon Lake, Ohio, between Grand River Navigation Company, Inc. and Michael J. Kotowski and Linda K. Kotowski.

Company:

1) Lafarge Corporation Construction Materials Group/Great Lakes Division and Company (Cuyahoga, Saginaw, Mississagi) for the term April 1, 2001 - December 31, 2005.

2) Canada Steamship Lines Inc. and Company (Cuyahoga, Saginaw) for the term April 15, 2000 - December 15, 2007.

3) Unimin Canada Ltd. and Company (Cuyahoga, Saginaw, Mississagi) for the term April 1, 2003 - December 31, 2005.

4) Sand Products Corporation and Company (Cuyahoga, Saginaw, Mississagi) for the term April 1, 2004 - December 31, 2006, amended ___________, 2005.

5) Algoma Steel Inc. and Company for the term March 1, 2003 - March 1, 2008.

6) Casco Inc. and Company for the term January 1, 2004 - December 31, 2006.

7) Cargill Limited and Company (Cuyahoga, Saginaw, Mississagi) for the term April 1, 2001 - March 31, 2008.

8) Parrish & Heimbecker, Limited and Company for the term March 1, 2004 - March 1, 2006.

9) Superior Slag Products Inc. and Company for the term March 1, 2004 - December 31, 2006.

10) The Canadian Salt Company and Company for the term April 1, 2004 - December 31, 2006.

11) The Interlake Steamship Company and Company for the term March 1, 2003 - March 1, 2008.

12) Southwestern Sales Corporation Limited and the Company for the term April 1, 2005 - December 31, 2009.

Lower Lakes Transportation Company:

1) Lafarge Construction Materials Group/Great Lakes Division and Lower Lakes Transportation Company for the term April 1, 2005 - December 31, 2007.

2) Sand Products Corporation and Lower Lakes Transportation Company (McKee Sons, Maumee, Calument) for the term April 1, 2004 - December 31, 2006, amended __________, 2005)

3) Ontario Stone Corporation and Lower Lakes Transportation Company for the term April 1, 2001 - December 31, 2005, amended by 2005 Fuel Escalation Adjustment Formulas.

4) Doug Wirt Stone Products LLC, Doug Wirt Enterprises Inc. and Lower Lakes Transportation Company (McKee Sons, Maumee, Calumet) for the term April 1, 2004
- December 31, 2006, amended by 2005 Addendum.

5) Cargill Salt and Lower Lakes Transportation Company (McKee Sons, Maumee, Calumet) for the term April 1, 2001 - March 31, 2008.

6) NRG Power Marketing Inc. and Lower Lakes Transportation Company (McKee Sons, Maumee, Calumet, Richard Reiss (now Manistee)) for the term April 1, 2004 - December 31, 2005.

7) E.C. Levy Company and Lower Lakes Transportation Company for the term April 1, 2004 - December 31, 2006, amended by 2005 Addendum.

8) Saginaw Rock Products Company & Sargent Dock Company and Lower Lakes Transportation Company for the term April 1, 2004 - December 31, 2006, amended by 2005 Addendum.

9) Georgia Pacific Consumer Products Division and Lower Lakes Transportation Company for the term April 1, 2004 - December 31, 2006.

10) Morton International, Inc. and Lower Lakes Transportation Company for the term April 1, 2004 - December 31, 2006.

11) Technisand and Lower Lakes Transportation Company for the term April 1, 2004
- December 31, 2005.

12) T.E.S. Filer City Station Limited Partnership and Lower Lakes Transportation Company for the term March 15, 2005 - December 31, 2007.

13) Blue Water Aggregates Co., Inc. and Lower Lakes Transportation Company for the term April 1, 2004 - December 31, 2006, amended by 2005 Addendum.

14) Verplank Dock Company and Lower Lakes Transportation Company for the term April 1, 2005 - December 31, 2007.

15) Upper Lakes Coal Company, Inc. and Lower Lakes Transportation Company for the term April 1, 2004 - December 31, 2006.

(viii) CONTRACTS WITH RESTRICTIONS ON CORPORATE MATTERS

See (ix) of this Schedule, below.

(ix) INDEBTEDNESS INCURRED BY/CREDIT PROVIDED TO COMPANY/ SUBSIDIARIES

Credit Agreements:

1) Credit Agreement between Company, Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Credit Agreement between Grand River Navigation Company, Inc., Grand River Holdings Inc., and General Electric Capital Corporation, dated September 22, 2004.

3) First Amending Agreement to the Credit Agreement, between Grand River Navigation Company, Inc., Grand River Holdings Inc., and General Electric Capital Corporation, dated April 22, 2005.

4) Senior Subordinated Credit Agreement made as of March 29, 2001 among Company, Royal Bank of Canada, through its operating division RBC Capital Partners, and each other person in the Borrower Group.

5) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and Canadian Imperial Bank of Commerce.

6) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and Universal Insulations Holdings Limited.

7) Senior Subordinated Credit Agreement made as of October 21, 1999 between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership.

Notes:

1) Canadian Revolving Notes in favour of: (a) GE Canada Finance Holding Company, and (b) GE Canada Asset Financing Inc., between Company and GE Canada Finance Holding Company, dated September 22, 2004.

2) Canadian Term Notes in favour of: (a) GE Canada Equipment Financing G.P., and
(b) GE Canada Finance Holding Company, between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) U.S. Term Note, between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

4) Amended and Restated US Term Note, dated April 22, 2005.

5) U.S. Revolving Note in favour of General Electric Capital Corporation, between Lower Lakes Transportation Company and General Electric Capital Corporation, dated September 22, 2004.

6) Convertible Notes of Company, between Company and Universal Insulations Holdings Limited, dated June 1, 2000.

7) Convertible Notes of Company, between Company and Norvest Mezzanine Fund Limited Partnership, dated June 1, 2000.

8) Unsecured promissory note in the amount of $3,464,437.90 by Company in favour of Citicorp North America Inc., assigned to Royal Bank of Canada, through its operating division RBC Capital Partners on September 22, 2004.

9) Unsecured promissory note in the amount of $5,163,200 by Company in favour of Citicorp North America Inc., assigned to Royal Bank of Canada through its operating division RBC Capital Partners on September 22, 2004.

10) Unsecured promissory note in the amount of $560,340.89 by Company in favour of Citicorp North America Inc., assigned to Canadian Imperial Bank of Commerce on September 22, 2004.

11) Unsecured promissory note in the amount of $835,100 by Company in favour of Citicorp North America Inc., assigned to Canadian Imperial Bank of Commerce on September 22, 2004.

12) Unsecured promissory note in the amount of $560,340.89 by Company in favour of Citicorp North America Inc., assigned to Norvest Mezzanine Fund Limited Partnership on September 22, 2004.

13) Unsecured promissory note in the amount of $835,100 by Company in favour of Citicorp North America Inc., assigned to Norvest Mezzanine Fund Limited Partnership on September 22, 2004.

14) Unsecured promissory note in the amount of $111,786.36 by Company in favour of Citicorp North America Inc., assigned to Universal Insulations Holdings Limited on September 22, 2004.

15) Unsecured promissory note in the amount of $166,600 by Company in favour of Citicorp North America Inc., assigned to Universal Insulations Holdings Limited on September 22, 2004.

Security/Pledge Agreements:

1) General Security Agreement between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Security Agreement and Power of Attorney between Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) General Security Agreement between Port Dover Steamship Company Inc. and GE Canada Equipment Financing G.P., dated September 22, 2004.

4) General Security Agreement, between P & B Ships Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

5) Security Agreement and Power of Attorney between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

6) Share Pledge Agreement between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

7) Security Agreement between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

8) Security and Pledge Agreement between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

9) Security Agreement between P & B Ships Limited and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

10) Security Agreement between Port Dover Steamship Company Inc. and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

11) Pledge Agreement between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, and each subsidiary of the Company which is a signatory thereto, dated March 29, 2001.

12) Pledge Agreement between the P & B Ships Limited and Royal Bank of Canada, through its operating division RBC Capital Partners, and each subsidiary of P & B Ships Limited which is a signatory thereto, dated March 29, 2001.

13) Security Agreement between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

14) Security and Pledge Agreement between Lower Lakes Transportation Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated March 29, 2001.

15) Security Agreement between P & B Ships Limited and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

16) Security Agreement between Port Dover Steamship Company Inc. and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

17) Pledge Agreement between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

18) Pledge Agreement between P & B Ships Limited and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership and each subsidiary of P & B Ships Limited which is a signatory thereto, dated October 21, 1999.

19) Security Agreement between Company and Canadian Imperial Bank of Commerce, dated October 21, 1999.

20) Security and Pledge Agreement between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated March 29, 2001.

21) Security Agreement between P & B Ships Limited and Canadian Imperial Bank of Commerce, dated October 21, 1999.

22) Security Agreement between Port Dover Steamship Company Inc. and Canadian Imperial Bank of Commerce, dated September 22, 2004.

23) Pledge Agreement between Company and Canadian Imperial Bank of Commerce, and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

24) Securities Pledge Agreement between P & B Ships Limited and Canadian Imperial Bank of Commerce, dated October 21, 1999.

25) Security Agreement between Company and Universal Insulations Holdings Limited, dated October 21, 1999.

26) Security and Pledge Agreement between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated March 29, 2001.

27) Security Agreement between P & B Ships Limited and Universal Insulations Holdings Limited, dated October 21, 1999.

28) Security Agreement between Port Dover Steamship Company Inc. and Universal Insulations Holdings Limited, dated September 22, 2004.

29) Pledge Agreement between Company and Universal Insulations Holdings Limited, and each subsidiary of the Company which is a signatory thereto, dated October 21, 1999.

30) Pledge Agreement between P & B Ships Limited and Universal Insulations Holdings Limited, and each subsidiary of P & B Ships Limited which is a signatory thereto, dated October 21, 1999.

Share Pledge Agreements:

1) Share Pledge Agreement re: shares of Company, between P & B Ships Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Share Pledge Agreement re: shares and convertible notes of Company, between Universal Insulations Holdings Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) Share Pledge Agreement re: shares and convertible notes of Company, between Norvest Mezzanine Fund Limited Partnership and GE Canada Equipment Financing G.P., dated September 22, 2004.

4) Share Pledge Agreement re: 167 shares (2.1%) of Company, between Judy Kehoe (nee Judith Lynn Aitken) and GE Canada Equipment Financing G.P., dated September 22, 2004.

5) Share Pledge Agreement re: 167 shares (2.1%) of Company, between Tim Ryan and GE Canada Equipment Financing G.P., dated September 22, 2004.

6) Share Pledge Agreement re: 167 shares (2.1%) of Company, between Victor Roskey and GE Canada Equipment Financing G.P., dated September 22, 2004.

7) Share Pledge Agreement re: 52 shares (0.65%) of Company, between Mark Rohn and GE Canada Equipment Financing G.P., dated September 22, 2004.

8) Share Pledge Agreement re: 84 shares (1.05%) of Company, between Scott F. Bravener and GE Canada Equipment Financing G.P., dated September 22, 2004

9) Share Pledge Agreement re: shares of Grand River Navigation Company, Inc. between Grand River Holdings Inc. and General Electric Capital Corporation, dated September 22, 2004.

10) Acknowledgement and Confirmation of Grand River Holdings Inc. re: Share Pledge Agreement, dated April 22, 2005.

11) Share Pledge Agreement re: shares of Grand River Navigation Company, Inc. between Company and General Electric Capital Corporation, dated September 22, 2004.

12) Acknowledgement and Confirmation of Company re: Share Pledge Agreement, dated April 22, 2005.

Assignments:

1) Assignment of Material Contracts, between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Assignment of Material Contracts, between Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) Assignment of Material Contracts between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

4) Assignment of Material Contracts between Lower Lakes Transportation Company and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

5) Assignment of Material Contracts between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated September 22, 2004.

6) Assignment of Material Contracts between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated September 22, 2004.

7) First Priority Assignment of Time Charter Agreements between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

8) First Amendment to First Priority Assignment of Time Charter Agreements between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated April 22, 2005.

9) First Priority Assignment of Time Charter Guarantee between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated as of September 22, 2004.

10) First Priority Assignment of Earnings and Charterparties, between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

11) Acknowledgements of Assignment of Earnings and Bareboat Charter Agreements executed by lake Service Shipping Co., between Lake Service Shipping Co., Grand River Navigation Company, Inc., General Electric Capital Corporation and lenders, dated September 22, 2004.

12) Assignment of Guarantees by Grand River Navigation Company, Inc. between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

13) Assignment of Insurance with respect to Canadian Vessels and Notice of Assignment, between Company, Port Dover Steamship Company Inc. and General Electric Canada Equipment Financing G.P., dated September 22, 2004.

14) Notice of Assignment and First Priority Assignment of Insurance with respect to the US Vessels, between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

15) Assignment of Insurance Policies between Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

16) Assignment of Insurance Policies between Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

17) Assignment of Insurance Policies between Company and Canadian Imperial Bank of Commerce, dated October 21, 1999.

18) Assignment of Insurance Policies between Company and Universal Insulations Holdings Limited, dated October 21, 1999.

19) Assignment of Intercompany Indebtedness and Security between Company, Lower Lakes Transportation Company, Port Dover Steamship Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

20) Assignment Agreements re: Intercorporate Indebtedness between, inter alia, Company and each of Royal Bank of Canada, through its operating division RBC Capital Partners, McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, Canadian Imperial Bank of Commerce, and Universal Insulations Holdings Limited, dated March 29, 2001.

21) Assignment of Sales Contracts between Company and each of Royal Bank of Canada, through its operating division RBC Capital Partners, McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, Canadian Imperial Bank of Commerce, and Universal Insulations Holdings Limited, dated March 29, 2001.

22) Assignments of Key Person Life Insurance with respect to Scott F. Bravener:
(a) Policy No.3538696 and (b) Policy No.3545816, between GE Canada Equipment Financing G.P., Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Universal Insulations Holdings Limited, and Royal Bank of Canada through its operating division RBC Capital Partners, dated September 22, 2004.

Mortgages and Related Documentation:

1) First Cuyahoga Mortgage between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Collateral Loan Agreement with respect to the First Cuyahoga Mortgage, between GE Canada Equipment Financing G.P. and Company, dated September 22, 2004.

3) First Amending Agreement to the Collateral Loan Agreement in respect of the Cuyahoga, between Grand River Navigation Company, Inc. and Company, dated April 22, 2005.

4) First Mississagi Mortgage between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

5) Collateral Loan Agreement with respect to the First Mississagi Mortgage between GE Canada Equipment Financing G.P. and Company, dated September 22, 2004.

6) First Amending Agreement to the Collateral Loan Agreement in respect of the Mississagi, between Grand River Navigation Company, Inc. and Company, dated April 22, 2005.

7) First Saginaw Mortgage between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

8) Collateral Loan Agreement with respect to the First Saginaw Mortgage between GE Canada Equipment Financing G.P. and Company, dated September 22, 2004.

9) First Amending Agreement to the Collateral Loan Agreement in respect of the Saginaw, between Grand River Navigation Company, Inc. and Company, dated April 22, 2005.

10) Postponement Agreements with respect to: (a) First Cuyahoga Mortgage, (b) First Mississagi Mortgage, and (c) First Saginaw Mortgage, between Company, General Electric Canada Equipment Financing G.P., Grand River Navigation Company, Inc., and Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Royal Bank of Canada through its operating division RBC Capital Partners, and Universal Insulations Holdings Limited, dated September 22, 2004.

11) Short Form Postponement Agreements with respect to: (a) First Cuyahoga Mortgage, (b) First Mississagi Mortgage, and (c) First Saginaw Mortgage, between GE Canada Equipment Financing G.P., Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Universal Insulations Holdings Limited, Royal Bank of Canada through its operating division RBC Partners, Company, and Grand River Navigation Company, Inc., dated September 24, 2004.

12) First Michipicoten Mortgage between Port Dover Steamship Company Inc. and GE Canada Equipment Financing G.P., dated September 22, 2004.

13) Collateral Loan Agreement with respect to the First Michipicoten Mortgage, between GE Canada Equipment Financing G.P. and Port Dover Steamship Company Inc., dated September 22, 2004.

14) First Amending Agreement to the Collateral Loan Agreement in respect of the Michipicoten, between Grand River Navigation Company, Inc. and Company, dated April 22, 2005.

15) First Preferred Fleet mortgage with respect to the Calumet, Maumee and Invincible, between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 23, 2004.

16) First Amendment to First Preferred Fleet Mortgage, given by Grand River Navigation Company, Inc. in favour of General Electric Capital Corporation, effective as of April 22, 2005.

17) Second Cuyahoga Mortgage, between Company and Grand River Navigation Company, Inc., dated September 22, 2004.

18) Collateral Loan Agreement with respect to the Second Cuyahoga Mortgage, between Grand River Navigation Company, Inc. and Company, date September 22, 2004.

19) Second Mississagi Mortgage, between Company and Grand River Navigation Company, Inc., dated September 22, 2004.

20) Collateral Loan Agreement with respect to the Second Mississagi Mortgage, between Grand River Navigation Company, Inc. and Company, dated September 22, 2004.

21) Second Saginaw Mortgage, between Company and Grand River Navigation Company, Inc., dated September 22, 2004.

22) Second Michipicoten Mortgage, between Port Dover Steamship Company, Inc., and Grand River Navigation Company, Inc., dated September 22, 2004.

23) Collateral Loan Agreement with respect to the Second Michipicoten Mortgage, between Grand River Navigation Company, Inc. and Port Dover Steamship Company, Inc., dated September 22, 2004.

24) Assignment of Mortgages, between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated September 22, 2004.

25) The First Amending Agreement to the Assignment of Mortgages, between Grand River Navigation Company, Inc. and General Electric Capital Corporation, dated April 22, 2005.

26) Priority Agreements with respect to: (a) Second Cuyahoga Mortgage, (b) Second Mississagi Mortgage, and (c) Second Saginaw Mortgage, between Company, GE Canada Equipment Financing G.P., and Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Universal Insulations Holdings Limited and Royal Bank of Canada through its operating division RBC Capital Partners, dated September 22, 2004.

27) Short Form Priority Agreements with respect to: (a) Second Cuyahoga Mortgage, (b) Second Mississagi Mortgage, and (c) Second Saginaw Mortgage, between Company, GE Canada Equipment Financing G.P., and Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Universal Insulations Holdings Limited and Royal Bank of Canada through its operating division RBC Capital Partners, dated September 24, 2004.

28) Cuyahoga mortgage of Black Creek Shipping Company Limited in favour of Royal Bank of Canada through its operating division RBC Capital Partners, dated March 22, 2001.

29) Cuyahoga mortgage of Black Creek Shipping Company Limited in favour of Canadian Imperial Bank of Commerce, dated October 21, 1999.

30) Cuyahoga mortgage of Black Creek Shipping Company Limited in favour of Norvest Mezzanine Fund Limited Partnership, dated October 21, 1999.

31) Cuyahoga mortgage of Black Creek Shipping Company Limited in favour of Universal Insulations Holdings Limited, dated October 21, 1999.

32) Collateral Loan Agreements between Black Creek Shipping Company Limited and each of Royal Bank of Canada through its operating division RBC Capital Partners, Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, and Universal Insulations Holdings Limited with respect to the Cuyahoga mortgages, dated March 29, 2001, October 21, 1999, October 21, 1999 and October 21, 1999, respectively.

33) Saginaw mortgage of Company in favour of Royal Bank of Canada through its operating division RBC Capital Partners, dated March 22, 2001.

34) Saginaw mortgage of Company in favour of Canadian Imperial Bank of Commerce, dated February 7, 2000.

35) Saginaw mortgage of Company in favour of Norvest Mezzanine Fund Limited Partnership, dated February 7, 2000.

36) Saginaw mortgage of Company in favour of Universal Insulations Holdings Limited, dated February 7, 2000.

37) Collateral Loan Agreements between Company and each of Royal Bank of Canada through its operating division RBC Capital Partners, Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, and Universal Insulations Holdings Limited with respect to the Saginaw mortgages, dated March 29, 2001, October 21, 1999, October 21, 1999 and October 21, 1999, respectively.

38) Mississagi mortgage of Company in favour of Royal Bank of Canada through its operating division RBC Capital Partners, dated August 1, 2001.

39) Mississagi mortgage of Company in favour of Canadian Imperial Bank of Commerce, dated August 1, 2001.

40) Mississagi mortgage of Company in favour of Norvest Mezzanine Fund Limited Partnership, dated August 1, 2001.

41) Mississagi mortgage of Company in favour of Universal Insulations Holdings Limited, dated August 1, 2001.

42) Collateral Loan Agreements between Company and each of Royal Bank of Canada through its operating division RBC Capital Partners, Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, and Universal Insulations Holdings Limited with respect to the Mississagi mortgages, all dated May 2, 2001.

43) Michipicoten mortgages of Port Dover Steamship Company Inc. in favour of Royal Bank of Canada through its operating division RBC Capital Partners, dated September 22, 2004.

44) Canadian Imperial Bank of Commerce, dated September 22, 2004.

45) Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

46) Universal Insulations Holdings Limited, dated September 22, 2004.

47) Collateral Loan Agreements between Port Dover Steamship Company Inc. and each of Royal Bank of Canada through its operating division RBC Capital Partners, Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, and Universal Insulations Holdings Limited with respect to the Michipicoten mortgages, all dated September 22, 2004.

InterCreditor Agreements:

1) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., Royal Bank of Canada, through its operating division RBC Capital Partners, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

2) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., Norvest Mezzanine Fund Limited Partnership, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

3) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., CIBC, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

4) Inter-Creditor Agreement between GE Canada Equipment Financing G.P., Universal Insulations Holdings Limited, Company, Port Dover Steamship Company Inc., Lower Lakes Transportation Company, P & B Ships Limited and Grand River Navigation Company, Inc., dated September 22, 2004.

Subordination Agreements:

1) Subordination Agreement between GE Canada Equipment Financing G.P., Grand River Navigation Company, Inc., Company, Port Dover Steamship Company Inc. and Lower Lakes Transportation Company, dated September 22, 2004.

2) Acknowledgement and Confirmation of Subordinated Lenders (Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Universal Insulations Holdings Limited, and Royal Bank of Canada through its operating division RBC Capital Partners), dated April 22, 2005.

Other:

1) Securities Purchase and Debt Participation Agreement between Citicorp North America Inc. and the Company and Canadian Imperial Bank of Commerce, Norvest Mezzanine Fund Limited Partnership, Royal Bank of Canada through its operating division RBC Capital Partners, and Universal Insulations Holdings Limited, dated September 22, 2004.

2) Collateral Account Agreement between Company, and Canadian Imperial Bank of Commerce, dated September 22, 2004.

3) Blocked Account Agreement with Bank One, between Bank One NA, Lower Lakes Transportation Company, and General Electric Capital Corporation, dated September 22, 2004.

4) Blocked Accounts Agreement, between Company, GE Canada Equipment Financing G.P. and Royal Bank of Canada, dated October 27, 2004.

5) Pledged Account Agreement with Bank One, between Bank One NA, Grand River Navigation Company, Inc., and General Electric Capital Corporation, dated October 20, 2004.

6) Acknowledgement, Confirmation and Amendment to Collateral Documents between Company, Lower Lakes Transportation Company and Grand River Navigation Company, Inc., dated September 22, 2004.

7) Option Agreement between Canadian Imperial Bank of Commerce, GE Canada Equipment Financing G.P., Company, and Royal Bank of Canada through its operating division RBC Capital Partners, dated September 22, 2004.

8) Landlord's Consent, between Larry Dekoning, Nanticoke Contracting Inc. and General Electric Capital Canada Inc., and the Lenders, dated April 2004.

(x) CONTRACTS OF SUPPORT, INDEMNIFICATION, ETC.

Guarantees:

1) Guarantee of Obligations of Company, between Lower Lakes Transportation Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

2) Guarantee of Obligations of Lower Lakes Transportation Company, between Company and GE Canada Equipment Financing G.P., dated September 22, 2004.

3) Guarantee of Obligations of Company and Lower Lakes Transportation Company, between Port Dover Steamship Company Inc. and GE Canada Equipment Financing G.P., dated September 22, 2004.

4) Guarantee of Obligations of Company and Lower Lakes Transportation Company, between P & B Ships Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

5) Limited Guarantee of Obligations of Company, between Universal Insulations Holdings Limited and GE Canada Equipment Financing G.P., dated September 22, 2004.

6) Limited Guarantee of Obligations of Company, between Norvest Mezzanine Fund Limited Partnership and GE Canada Equipment Financing G.P., dated September 22, 2004.

7) Limited Guarantee of Obligations of Company, between Judy Kehoe (nee Judith Lynn Aitken) and GE Canada Equipment Financing G.P., dated September 22, 2004.

8) Limited Guarantee of Obligations of Company, between Tim Ryan and GE Canada Equipment Financing G.P., dated September 22, 2004.

9) Limited Guarantee of Obligations of Company, between Victor Roskey and GE Canada Equipment Financing G.P., dated September 22, 2004.

10) Limited Guarantee of Obligations of Company, between Mark Rohn and GE Canada Equipment Financing G.P., dated September 22, 2004.

11) Limited Guarantee of Obligations of Company, between Scott F. Bravener and GE Canada Equipment Financing G.P., dated September 22, 2004.

12) Guarantee of Obligations of Lower Lakes Transportation Company by Company under Time Charter Agreements, between Company, and Grand River Navigation Company, Inc., dated September 22, 2004.

13) Acknowledgement and Confirmation of Company Re: Guarantee, dated April 22, 2005.

14) Guarantee of Obligations of Lower Lakes Transportation Company by Port Dover Steamship Company Inc. under Time Charter Agreements, between Port Dover Steamship Company, Inc., and Grand River Navigation Company, Inc., dated September 22, 2004.

15) Acknowledgement and Confirmation of Port Dover Steamship Company Inc. Re:
Guarantee, dated April 22, 2005.

16) Guarantee between P & B Ships Limited and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

17) Guarantee between P & B Ships Limited and Canadian Imperial Bank of Commerce, dated October 21, 1999.

18) Guarantee between P & B Ships Limited and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated October 21, 1999.

19) Guarantee between P & B Ships Limited and Universal Insulations Holdings Limited, dated October 21, 1999.

20) Guarantee between Lower Lakes Transportation Company and Royal Bank of Canada, through its operating division RBC Capital Partners, dated March 29, 2001.

21) Guarantee between Port Dover Steamship Company Inc. and Royal Bank of Canada, through its operating division RBC Capital Partners, dated September 22, 2004.

22) Guarantee between Lower Lakes Transportation Company and McCarvill (now known as Norvest) Mezzanine Fund Limited Partnership, dated March 29, 2001.

23) Guarantee between Port Dover Steamship Company Inc. and Norvest Mezzanine Fund Limited Partnership, dated September 22, 2004.

24) Guarantee between Lower Lakes Transportation Company and Canadian Imperial Bank of Commerce, dated March 29, 2001.

25) Guarantee between Port Dover Steamship Company Inc. and Canadian Imperial Bank of Commerce, dated September 22, 2004.

26) Guarantee between Lower Lakes Transportation Company and Universal Insulations Holdings Limited, dated March 29, 2001.

27) Guarantee between Port Dover Steamship Company Inc. and Universal Insulations Holdings Limited, dated September 22, 2004.

(xi) LETTERS OF CREDIT, CURRENCY EXCHANGE, OTHER HEDGING ARRANGEMENTS

CN$575,000 Standby Company Letter of Credit to Royal Bank of Canada consisting of (i) CN$500,000 as security for electronic payroll transfers, and (ii) CN$75,000 to cover maximum exposure on Company Royal Bank Visa cards.

(xii) OUTSTANDING LOANS OR ADVANCES TO AFFILIATES

1) As noted in Company March 31, 2004 financial statements, promissory note in the amount of CN$2,700,000 executed by P & B Ships Limited in favour of the Company, dated June 11, 1999, reduced to the amount of CN$2,603,416 on April 3, 2000.+

2) Promissory notes received by Company from 5 employees, totalling CN$31,250 (CN$6,250 each).

+ See explanation regarding P & B shareholdings in Schedule 2.3.

(xiii) CONTRACTS WITH RESTRICTED PERSONS

See (v) of this Schedule, above.

(B) CONTRACTS NOT DELIVERED; CONTRACTS IN DEFAULT

XXXXXXXXXXXXXX

(C) NON-SCHEDULED CONTRACTS IN DEFAULT

      NIL

(D) NON-ARM'S LENGTH CONTRACTS

      NIL

                           SELLER DISCLOSURE SCHEDULE

                          3.11 - INTELLECTUAL PROPERTY

(B) INTELLECTUAL PROPERTY RIGHTS NECESSARY TO OPERATE

1) "lowerlakes.com" domain name is registered to the Company but not used externally.

2) Vessel name registrations in Canada and the U.S.

(B) MATERIAL ACTIONS

      NIL

(C) INTELLECTUAL PROPERTY RIGHTS NOT VALID, ETC.

The Company and each Subsidiary disclaims any representations and warranties with respect to property in the "Indian Head" insignia used.

(D) NO INFRINGEMENT, MISAPPROPRIATION OR UNAUTHORIZED USE OF INTELLECTUAL PROPERTY RIGHTS

The Company and each Subsidiary disclaims any representations and warranties with respect to property in the "Indian Head" insignia used.

(E) BREACHES/DEFAULTS WITH RESPECT TO INTELLECTUAL PROPERTY RIGHTS

      NIL

(F) INDEMNITY IN CONNECTION INTELLECTUAL PROPERTY

      NIL

                           SELLER DISCLOSURE SCHEDULE

                                3.12 - INSURANCE

INSURANCE POLICIES

                                 XXXXXXXXXXXXXX

Company and Port Dover Steamship Company Inc.

====================================================================================================================================
Interest          Insured       Annual Premium           Policy No.      Term                  Carrier               Value/Limit
====================================================================================================================================

                                                             XXXXXXXXXXXXXX

====================================================================================================================================

====================================================================================================================================
Interest          Insured       Annual Premium           Policy No.      Term                  Carrier               Value/Limit
====================================================================================================================================

                                              XXXXXXXXXXXXXX

====================================================================================================================================

====================================================================================================================================
Interest          Insured       Annual Premium           Policy No.      Term                  Carrier               Value/Limit
====================================================================================================================================

                                                      XXXXXXXXXXXXXX

====================================================================================================================================

   Lower Lakes Transportation Company and Grand River Navigation Company, Inc.

====================================================================================================================================
Interest          Insured       Annual Premium           Policy No.      Term                  Carrier               Value/Limit
====================================================================================================================================

                                                     XXXXXXXXXXXXXX

====================================================================================================================================

====================================================================================================================================
Interest          Insured       Annual Premium           Policy No.      Term                  Carrier               Value/Limit
====================================================================================================================================

                                                     XXXXXXXXXXXXXX

====================================================================================================================================

====================================================================================================================================
Interest          Insured       Annual Premium           Policy No.      Term                  Carrier               Value/Limit
====================================================================================================================================

                                                      XXXXXXXXXXXXXX

====================================================================================================================================

(A) PAYMENTS FROM INSURERS

      XXXXXXXXXXXXXX

(B) NON-NOTIFIED CLAIMS

      XXXXXXXXXXXXXX

(C) PENDING OR POTENTIAL CLAIMS

      XXXXXXXXXXXXXX

--------------------------------------------------------------------------------
Claimant:                              Details:
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Claimant:                              Details:
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Claimant:                              Details:
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

                           SELLER DISCLOSURE SCHEDULE

                    3.14 - FINANCIAL STATEMENTS; LIABILITIES

(B) OFF BALANCE SHEET LIABILITIES

      NIL

                           SELLER DISCLOSURE SCHEDULE

                               3.15 - TAX MATTERS

(A) MEMBER OF CONSOLIDATED, COMBINED OR UNITARY TAX GROUP

      NIL

(B) UNFILED MATERIAL TAX RETURNS

Company customarily requests an extension in the U.S. for tax filings due to a March 31 year-end.

(C) TAX RETURNS / STATEMENTS OF DEFICIENCIES NOT MADE AVAILABLE

      NIL

(D) TAXES NOT PAID ON A TIMELY BASIS

      NIL

(E) TAXES NOT DULY AND TIMELY WITHHELD AND COLLECTED

      NIL

(F) TAX LIENS

      NIL

(G) THREATENED/PENDING TAX PROCEEDINGS, INVESTIGATIONS, OR AUDITS

      NIL

(H) WAIVERS FOR EXTENDED TAX DEADLINES

See (b) of this Schedule 3.15, above.

(I) AGREEMENTS OR CONSENTS WITH TAX AUTHORITIES

None other than set out in (b) and (h) of this Schedule 3.15, above.

(J) TAX-EXEMPT ASSETS OR PROPERTY

      NIL

(K) AGREEMENTS REGARDING ASSUMED TAX LIABILITY

      NIL

(L) REQUESTS FOR TAX RETURNS FOR OUTSIDE CANADA/LIABILITY TO PAY TAX OUTSIDE OF JURISDICTION

      NIL

(M) CLAIMED RESERVES FOR TAX PURPOSES

      NIL

(N) TAX ELECTIONS

NIL, except for the election by Grand River Navigation Company, Inc. (EIN:
16-1465146) of March 31, 2001 with respect to the amortization of certain organizational expenditures.

(O) RIGHT TO ACQUIRE CONTROL OF THE COMPANY

NIL, except pursuant to the terms of the Convertible Notes.

(P) TRANSACTIONS OR ELECTIONS RESTRICTING NET LOSSES

      NIL

(Q) APPLICABILITY OF SECTIONS 78, 80, 80.01, 80.02, 80.03 AND 80.04 OF THE TAX
ACT

NIL, except for the transactions as referenced in the letter from Deloitte and Touche LLP, dated July 7, 2005.

(R) PROPERTY ACQUIRED FROM A NON-ARM'S LENGTH PERSON

      NIL

(S) CIRCUMSTANCES/TRANSACTIONS RESULTING IN MATERIAL LIABILITY FOR TAX

      NIL

(T) CHANGES IN ACCOUNTING METHODS

As stated in Note 3 to Company Financial Statements for the year ending March 31, 2004:

Revenue Recognition: during the year the Company changed its accounting policy for recognizing revenue. The revenue is now being recognized rateably over the term of the voyage as compared to delivery of goods in prior year. The revenue that has been recognized in the current year, that would have not been recognized had the Company continued to apply past accounting policies, amounted to $49,154. Prior year loss and retained earnings have not been re-stated as the amounts are insignificant.

As stated in Note 3 to Lower Lakes Transportation Company (LLTC) Financial Statements for the year ending March 31, 2004:

Revenue Recognition: during the year LLTC changed its accounting policy for recognizing revenue. The revenue is now being recognized rateably over the term of the voyage as compared to delivery of goods of goods in prior year. The revenue that has been recognized in the current year, that would have not been recognized had LLTC continued to apply past accounting policies, amounted to $81,112. Prior year loss and retained earnings have not been re-stated as the amounts are insignificant.

As stated in Note 3 to Company Financial Statements for the year ending March 31, 2005:

Change in Accounting Policy: Effective April 1, 2004, the Corporation adopted the recommendations of CICA Handbook Section 3110, "Asset retirement obligations". This section requires the recognition and measurement of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. Under this section, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of these changes did not affect the financial statements for the year ended March 31, 2005.

(U) UNITED STATES REAL PROPERTY HOLDING COMPANIES

      NIL

                           SELLER DISCLOSURE SCHEDULE

                            3.16 - CHANGES AND EVENTS

(A) CHANGES IN BUSINESS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, OR FINANCIAL CONDITION OF COMPANY

      NIL

(B) ACTIONS OTHER THAN IN ORDINARY COURSE OF BUSINESS

1) General Electric Capital Corporation U.S.$1.6 million senior credit facility in favour of Grand River Navigation Company, Inc.

2) The Maumee was laid up on January 10, 2004 and resumed service on May 16, 2005 after winter work and drydocking. However, during the lay up period, the Maumee was replaced by the newly acquired Richard Reiss (Now Manistee) with no interruptions in service or lay-offs of crew.

3) P & B and the Company have signed an agreement whereby P & B conditionally assigns its 3,925 common shares of the Company (the "Shares") to the Company in exchange for the Company's cancellation of a promissory note in the amount of CN$2,700,000 executed by P & B in favour of the Company, dated June 11, 1999, reduced to the amount of CN$2,603,416 on April 3, 2000 (the "Note"). The assignment of the Shares in exchange for cancellation of the Note is conditional on the Closing taking place as set out in this Agreement.

(C) GUARANTEES/ASSUMPTIONS OF OBLIGATIONS OR MAKING OF INDEBTEDNESS

      NIL

(D) SETTLEMENTS OR COMPROMISES NOT PAID PRIOR TO CLOSING

      NIL

(E) TAX ELECTION OR CHANGES IN TAX ELECTION

      NIL

(F) CHANGES IN ACCOUNTING METHODS

      NIL

(G) AMENDMENTS TO BENEFITS PLANS/ INCREASES IN COMPENSATION

      XXXXXXXXXXXXXX

(H) MATERIAL CHANGES, TERMINATION OR MODIFICATION OF CONTRACTS

All Contracts, including material changes and modifications thereto since March 31, 2005 have been listed in Schedule 3.10.

The Bareboat Charter Agreement between Lake Service Shipping Co. and Grand River Navigation Company, Inc. dated March 27, 2000 with respect to the McKee Sons, as amended September 22, 2004, is further amended as of __________, 2005; the Contract between Sand Products Corporation and Company (Cuyahoga, Saginaw, Mississagi) for the term April 1, 2004 - December 31, 2006 is amended as of ___________, 2005; and, the Contract between Sand Products Corporation and Lower Lakes Transportation Company for the term April 1, 2004 - December 31, 2006, is amended as of ____________, 2005.

Lease for 515 Moore Road, Suite 2, Avon Lake, Ohio was renewed on July 25, 2005.

See explanation under (b) 3) in this Schedule 3.16.

(I)_ISSUANCE OR SALE OF CAPITAL STOCK

Conversion rights under the notes as listed in Schedules 2.3 and 3.5.

(J) DECLARATION, DISTRIBUTION OF PROPERTY OR ACQUISITION OF CAPITAL STOCK

See explanation under (B) 3) in this Schedule 3.16.

(K) AMENDMENT, TERMINATION OR WAIVER OF RIGHTS

See explanation under (B) 3) in this Schedule 3.16.

(L) EXTRAORDINARY LOSS, DAMAGE OR DESTRUCTION

The Cuyahoga experienced an unloading elevator failure requiring repairs in the amount of approximately US$134,025.

On August 9, 2005, while transiting downbound in the Welland Canal enroute to Toronto, Ontario, loaded with a cargo of road salt, the Mississagi lost steerage and came into contact with the West Wall of the Welland Canal. The Mississagi sustained heavy damage to the port bow, involving the forepeak structure. Repairs estimated in the amount of $400,000 to $420,000 were completed on August 30, 2005 with the Mississagi sailing that evening. The West Wall of the Welland Canal also sustained extensive damage and repairs are estimated in the amount of $125,000 to $150,000. For further details, please refer to Preliminary Advice Letters No. 2 and No. 3 of North American Marine, Inc., dated August 15, 2005 and August 18, 2005, respectively, both of which have been provided to the Purchaser. The foregoing disclosure is for informational purposes only and shall not be deemed to qualify any representation or warranty in Article III or impair any rights of Rand or Purchaser set forth in this Agreement.

(M) UNCOLLECTIBLE ACCOUNTS RECEIVABLE

      NIL

(N) INCREASE IN RESERVES FOR CONTINGENT LIABILITIES

      NIL

(O) FORWARD PURCHASE AGREEMENTS AT HIGHER THAN CURRENT MARKET PRICES

      NIL

(P) AGREEMENTS TO TAKE ACTIONS SET OUT IN THIS SECTION 3.16

See explanation under (B) 3) in this Schedule 3.16.

                           SELLER DISCLOSURE SCHEDULE

                                3.17 - LITIGATION

LITIGATION AND CLAIMS

XXXXXXXXXXXXXX

--------------------------------------------------------------------------------
Claimant:                              Details:
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Claimant:                              Details:
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

DEFAULT UNDER LITIGATION ORDERS

      XXXXXXXXXXXXXX

                           SELLER DISCLOSURE SCHEDULE

                           3.18 - GOVERNMENTAL PERMITS

(B) LIST OF GOVERNMENTAL PERMITS

Canadian Vessels

------------------------------------------------------------------------------------------------------------------
     Vessel                      Certificate                          Date Issued                Expiry Date
------------------------------------------------------------------------------------------------------------------
Cuyahoga
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                             April 6, 2001           March 31, 2006
------------------------------------------------------------------------------------------------------------------
                  Inspection Certificate                                   March 22, 2005
                                                                  (Renewed June 23, 2005)           March 21, 2006
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                      July 3, 2001
                                                                  (Survey March 31, 2001)           March 31, 2006
------------------------------------------------------------------------------------------------------------------
                  Radio Inspection Certificate                             March 22, 2005           March 21, 2006
------------------------------------------------------------------------------------------------------------------
                  Interim Machinery Certificate                            March 20, 2000                      N/A
------------------------------------------------------------------------------------------------------------------
                  CN Oil Pollution Prevention Certificate                  March 28, 2001           March 27, 2006
------------------------------------------------------------------------------------------------------------------
                  Canadian Vessel Security Certificate                  September 3, 2004       September 14, 2009
------------------------------------------------------------------------------------------------------------------
                  Certificate of Registry                                   March 8, 2005              April, 2008
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                  October 8, 2004          October 8, 2007
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
Saginaw
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                           January 8, 2003          August 23, 2006
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                     July 30, 2002           April 30, 2007
                                                                  (Survey April 30, 2002)
------------------------------------------------------------------------------------------------------------------
                  Radio Inspection Certificate                             April 11, 2005           April 10, 2006
------------------------------------------------------------------------------------------------------------------
                  Interim Machinery Certificate                            March 20, 2000                      N/A
------------------------------------------------------------------------------------------------------------------
                  CN Oil Pollution Prevention Certificate               November 24, 2004        November 23, 2009
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
     Vessel                      Certificate                          Date Issued                Expiry Date
------------------------------------------------------------------------------------------------------------------
                  Canadian Vessel Security Certificate                    October 2, 2004         October 14, 2009
------------------------------------------------------------------------------------------------------------------
                  Certificate of Registry                                February 4, 2003           February, 2006
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                 October 15, 2002         October 15, 2005
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
Mississagi
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                               May 5, 2003           April 30, 2008
------------------------------------------------------------------------------------------------------------------
                  Inspection Certificate                                   March 24, 2005           March 23, 2006
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                 September 8, 2003
                                                                  (Survey April 29, 2003)           April 30, 2008
------------------------------------------------------------------------------------------------------------------
                  Radio Inspection Certificate                             March 19, 2005           April 18, 2006
------------------------------------------------------------------------------------------------------------------
                  CN Oil Pollution Prevention Certificate                   June 28, 2001              May 1, 2006
------------------------------------------------------------------------------------------------------------------
                  Canadian Vessel Security Certificate                 September 14, 2004       September 23, 2009
------------------------------------------------------------------------------------------------------------------
                  Certificate of Registry                               February 11, 2005           February, 2008
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                   April 23, 2004           April 23, 2007
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
                  Radio Inspection Certificate                             March 19, 2005           April 18, 2006
------------------------------------------------------------------------------------------------------------------
Michipicoten
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                             July 11, 2003             May 31, 2008
------------------------------------------------------------------------------------------------------------------
                  Inspection Certificate                                   March 20, 2005           March 19, 2006
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                September 29, 2003
                                                                     (Survey May 2, 2003)              May 2, 2008
------------------------------------------------------------------------------------------------------------------
                  Radio Inspection Certificate X 2                         March 18, 2005           March 17, 2006
                                                                           March 18, 2005           April 17, 2006
------------------------------------------------------------------------------------------------------------------
                  Canadian Vessel Security Certificate                    October 3, 2004         October 14, 2009
------------------------------------------------------------------------------------------------------------------
                  Certificate of Registry                                   June 11, 2003               June, 2006
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                    April 8, 2003            April 8, 2006
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
                  Radio Inspection Certificate                             March 18, 2005           April 17, 2006
------------------------------------------------------------------------------------------------------------------

American Vessels

------------------------------------------------------------------------------------------------------------------
     Vessel                      Certificate                          Date Issued                Expiry Date
------------------------------------------------------------------------------------------------------------------
Calumet
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                            April 14, 2003        February 28, 2008
------------------------------------------------------------------------------------------------------------------
                  Certificate of Inspection                                   May 9, 2001              May 9, 2006
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                September 11, 2003
                                                               (Survey February 28, 2003)          January 5, 2008
------------------------------------------------------------------------------------------------------------------
                  Certificate of Documentation                          February 16, 2005           March 31, 2006
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                 February 4, 2004         February 4, 2007
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Annual Thorough
                  Examination of Cargo Gear                                March 24, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Ship Radio Station Authorization                           May 16, 2001             May 16, 2011
------------------------------------------------------------------------------------------------------------------
Maumee
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Interim Class Certificate                                  May 16, 2005         October 16, 2005
------------------------------------------------------------------------------------------------------------------
                  Certificate of Inspection                                  May 16, 2005             May 16, 2010
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                       May 6, 2005              May 6, 2010
                                                                  (Survey April 16, 2005)
------------------------------------------------------------------------------------------------------------------
                  Certificate of Documentation                          February 16, 2005           March 31, 2006
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                 February 4, 2004         February 4, 2007
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Annual Thorough
                  Examination of Cargo Gear                                   May 9, 2005           August 1, 2005
------------------------------------------------------------------------------------------------------------------
                  Compulsory Equipped License                                May 16, 2001             May 16, 2011
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
     Vessel                      Certificate                          Date Issued                Expiry Date
------------------------------------------------------------------------------------------------------------------
Invincible
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                           August 16, 2001            June 30, 2006
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                  January 23, 2003            June 30, 2006
                                                                   (Survey June 24, 2001)
------------------------------------------------------------------------------------------------------------------
                  Certificate of Documentation                             March 21, 2005           March 31, 2006
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
McKee Sons
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                             July 22, 2003          August 14, 2006
------------------------------------------------------------------------------------------------------------------
                  Certificate of Inspection                               August 30, 2000          August 23, 2005
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                    March 17, 2003
                                                                 (Survey August 14, 2001)          August 14, 2006
------------------------------------------------------------------------------------------------------------------
                  Certificate of Documentation                             March 10, 2005           March 31, 2006
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                      May 1, 2003              May 1, 2006
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Initial Test and
                  Examination of Self-Unloading Cargo                       July 18, 2003            July 17, 2008
                  Gear
------------------------------------------------------------------------------------------------------------------
                  Certificate of Annual Thorough
                  Examination of Cargo Gear                                 June 25, 2003                      N/A
------------------------------------------------------------------------------------------------------------------
Richard Reiss  (Manistee)
------------------------------------------------------------------------------------------------------------------
                  Confirmation of Class Certificate                         June 21, 2005                      N/A
------------------------------------------------------------------------------------------------------------------
                  Certificate of Classification                            April 28, 2005        December 31, 2009
------------------------------------------------------------------------------------------------------------------
                  Certificate of Inspection                                 April 9, 2001            April 9, 2006
------------------------------------------------------------------------------------------------------------------
                  Load Line Certificate                                    March 30, 2005
                                                               (Survey December 31, 2004)        December 30, 2009
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
     Vessel                      Certificate                          Date Issued                Expiry Date
------------------------------------------------------------------------------------------------------------------
                  Certificate of Documentation                             March 16, 2005           March 31, 2006
------------------------------------------------------------------------------------------------------------------
                  COFR (Water Pollution)                                   March 23, 2005           March 23, 2008
------------------------------------------------------------------------------------------------------------------
                  Interim and Special Surveys                                     Various                      N/A
------------------------------------------------------------------------------------------------------------------
                  Ship Radio Station Authorization                         March 12, 2004           March 12, 2014
----------------- ---------------------------------------- ------------------------------- ------------------------

NOTICES OF CANCELLATIONS, DEFAULTS OR DISPUTES

      NIL

                           SELLER DISCLOSURE SCHEDULE

                          3.19 - ENVIRONMENTAL MATTERS

(A) NON-COMPLIANCE WITH ENVIRONMENTAL LAWS

      NIL

(B) RELEASE OF HAZARDOUS SUBSTANCES IN NON-COMPLIANCE

Asbestos, lead and mercury are present on the Vessels, in respect of which the Company has management and control programs in place however some Hazardous Substances are released during maintenance or servicing of the Vessels or equipment. No release of any such Hazardous Substance has occurred which has resulted, or could reasonably be expected to result, in any liability pursuant to Environmental Law. See Schedule 3.20(b)(i) - Policies.

(C) ENVIRONMENTAL CONDITIONS AT FACILITIES/VESSELS

Asbestos, lead and mercury are present on the Vessels, in respect of which the Company has management and control programs in place however some Hazardous Substances are released during maintenance or servicing of the Vessels or equipment. No release of any such Hazardous Substance has occurred which has resulted, or could reasonably be expected to result, in any liability pursuant to Environmental Law. See Schedule 3.20(b)(i) - Policies.

(D) DISPOSAL OF HAZARDOUS SUBSTANCES IN VIOLATION OF ENVIRONMENTAL LAWS

      NIL

(E) ACTIONS REGARDING ENVIRONMENTAL COMPLIANCE

      NIL

(F) CHARGES/CONVICTIONS FOR NON-COMPLIANCE

      NIL

(G) UNBUDGETED EXPENDITURES FOR ENVIRONMENTAL COMPLIANCE

      NIL

(H) COMPLIANCE WITH TRANSPORTATION OF DANGEROUS GOODS ACT AND OTHER APPLICABLE LAWS

      NIL

(I) REQUIRED CONTRACTUAL ARRANGEMENTS WITH OIL RESPONSE COMPANIES NOT IN FULL FORCE AND EFFECT

      NIL

(J) CONTRACTUALLY ASSUMED LIABILITIES REGARDING ENVIRONMENTAL LAWS/HAZARDOUS
WASTE

      NIL

(K) ENVIRONMENTAL REPORTS NOT MADE AVAILABLE

      NIL

                           SELLER DISCLOSURE SCHEDULE

                              3.20 - EMPLOYEE PLANS

(A) U.S. EMPLOYEE PLANS

(I) EMPLOYEE BENEFIT PLANS

XXXXXXXXXXXXXX

Policies:

XXXXXXXXXXXXXX

Vehicle Lease/Use Benefit:

--------------------------------------------------------------------------------
Vehicle                                  Driver
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

Bonus:

XXXXXXXXXXXXXX

(VII) TERMINATION RIGHTS AND REQUIREMENTS UNDER EACH PLAN

      XXXXXXXXXXXXXX

(VIII) POST RETIREMENT/TERMINATION BENEFITS

      XXXXXXXXXXXXXX

(IX) PAYMENTS/ACCELERATED VESTING ON EXECUTION AND DELIVERY

      XXXXXXXXXXXXXX

(B) CANADIAN EMPLOYEE PLANS

      XXXXXXXXXXXXXX

Policies:

XXXXXXXXXXXXXX

Vehicle Lease/Use Benefit:

--------------------------------------------------------------------------------
Vehicle                                  Driver
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

XXXXXXXXXXXXXX

Bonus:

XXXXXXXXXXXXXX

Other:

See (a)(i) - Other of this Schedule 3.20.

(X) PROMISES/COMMITMENTS TO AMEND EMPLOYEE BENEFIT PLANS

      XXXXXXXXXXXXXX

                           SELLER DISCLOSURE SCHEDULE

                             3.21 - MARITIME MATTERS

(A) VESSELS

                                 XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Richard Reiss
Vessel     Cuyahoga    Mississagi  Saginaw     Michipicoten  Calumet       Invincible     Maumee        McKee Sons    (now Manistee)
------------------------------------------------------------------------------------------------------------------------------------

                                                           XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Richard Reiss
Vessel     Cuyahoga    Mississagi  Saginaw     Michipicoten  Calumet       Invincible     Maumee        McKee Sons    (now Manistee)
------------------------------------------------------------------------------------------------------------------------------------

                                                           XXXXXXXXXXXXXX

------------------------------------------------------------------------------------------------------------------------------------

Company Security Officer and Vessel Security Officers under the Company Vessel Security Plan (VSP):

XXXXXXXXXXXXXX

                                 XXXXXXXXXXXXXX

Vessel Security Officers:

As navigational officers often move among ships within the fleet, below are listed all Vessel Security Officers for the four (4) Vessels nominated in the VSP.

Nominated Vessels Information:

                                 XXXXXXXXXXXXXX

Vessel Security Officers:

                                 XXXXXXXXXXXXXX

                                 XXXXXXXXXXXXXX

                                 XXXXXXXXXXXXXX



(B) LIENS AFFECTING VESSELS

XXXXXXXXXXXXXX

(C) MATERIAL DEFECTS/WORKING ORDER PROBLEMS

Mississagi Incident:

XXXXXXXXXXXXXX

Drydocking and Reparations Schedule:

-----------------------------------------------------------------------------------------------------------------
                Scheduled Date of
                   Next Special                                                         Estimated Cost of Repairs
                  Survey and Dry      Repairs and other Work to be Performed at Next     and other Work Known To
  VESSEL             Docking                  Special Survey and Dry Docking                       Date
-----------------------------------------------------------------------------------------------------------------

                                                  XXXXXXXXXXXXXX

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                Scheduled Date of
                   Next Special                                                         Estimated Cost of Repairs
                  Survey and Dry      Repairs and other Work to be Performed at Next     and other Work Known To
  VESSEL             Docking                  Special Survey and Dry Docking                       Date
-----------------------------------------------------------------------------------------------------------------

                                                  XXXXXXXXXXXXXX

-----------------------------------------------------------------------------------------------------------------

XXXXXXXXXXXXXX.

Historical Winter Work and Drydocking Expenditures:

             -------------------------------------------------------

                                 XXXXXXXXXXXXXX

Discretionary Planned Capital Expenditure for Winter 2005 (Outside of Routine Winter Work)

XXXXXXXXXXXXXX

(F) CLASS AND CLASSIFICATION SOCIETY REQUIREMENTS

XXXXXXXXXXXXXX

(G) CLAIMS AGAINST VESSELS

      XXXXXXXXXXXXXX

                           SELLER DISCLOSURE SCHEDULE

                           3.24 - ACCOUNTS RECEIVABLE

      NIL

                           SELLER DISCLOSURE SCHEDULE

                             3.25 - MAJOR CUSTOMERS

10 Largest Customers by Dollar Volume for the Year ended March 31, 2005:

--------------------------------------------------------------------------------
        Rank                       Company                         Dollar Volume
--------------------------------------------------------------------------------

                                 XXXXXXXXXXXXXX

--------------------------------------------------------------------------------

                           SELLER DISCLOSURE SCHEDULE

                          3.26 - AFFILIATE TRANSACTIONS

See Schedule 3.10(a)(v).

                           SELLER DISCLOSURE SCHEDULE

                              3.28 - BANK ACCOUNTS

(I) DEPOSIT AND DISBURSEMENT ACCOUNTS

----------------------------------------------------------------------------------------------------------------
                                                                                       ABA/           Applicable
     LL Entity        Currency        Purpose      Bank                 Account No.    Transit #      Document
----------------------------------------------------------------------------------------------------------------

                                                   XXXXXXXXXXXXXX

----------------------------------------------------------------------------------------------------------------

Bank Addresses

XXXXXXXXXXXXXX

Authorized Signatures

XXXXXXXXXXXXXX

(II) POWERS OF ATTORNEY

XXXXXXXXXXXXXX

                                                                      Comment 61

                                                                          ITEM 3

                          PURCHASER DISCLOSURE SCHEDULE

                                  (Section 4.4)

      o Advance Ruling Certificate under Section 102 of the Competition Act or alternatively, a waiver from notification under Section 113(c) of the Competition Act and a "no action" letter, on terms and in a form satisfactory to the Purchaser, indicating the Commissioner of Competition does not intend to oppose the transactions contemplated herein.

      o Notification from the responsible Minister under the Investment Canada Act, on terms and in a form satisfactory to the Purchaser, that it is satisfied or is deemed to be satisfied that the transactions contemplated hereby and by the Related Agreements that are subject to the provisions of the Investment Canada Act are likely to be of net benefit to Canada

      o Notification to Continental Stock Transfer & Trust Company (the "Trustee") upon execution of this Agreement in accordance with the Rand's obligations under the Investment Management Trust Agreement, dated October 27, 2004, between Rand and the Trustee (the "Trust Agreement")

      o Notification to Trustee 48 hours prior to Closing in accordance with Rand's obligations under the Trust Agreement

                                                                      Comment 61

                                                                          ITEM 4

                                    EXHIBIT 1

                            ALLOCATION AMONG SELLERS

--------------------------------------------------------------------------------
     Seller              Total Number of             Percentage of Issued and
                      Common Shares Held at         Outstanding Common Shares
                      Closing (as converted)      Held at Closing (as converted)
--------------------------------------------------------------------------------
RBCP                             14,775.2256                              62.69%
--------------------------------------------------------------------------------
CIBC                              3,583.3658                              15.20%
--------------------------------------------------------------------------------
Universal                         1,330.0428                               5.64%
--------------------------------------------------------------------------------
Norvest                           3,242.3658                              13.76%
--------------------------------------------------------------------------------
Victor Roskey                            167                                .71%
--------------------------------------------------------------------------------
Scott Bravener                            84                                .36%
--------------------------------------------------------------------------------
Tim Ryan                                 167                                .71%
--------------------------------------------------------------------------------
Mark Rohn                                 52                                .22%
--------------------------------------------------------------------------------
Judy Kehoe                               167                                .71%
--------------------------------------------------------------------------------
         TOTALS:                      23,568                                100%
--------------------------------------------------------------------------------

                                                                      Comment 61

                                                                          ITEM 5

                                                                         ANNEX D

                              EMPLOYMENT AGREEMENT

BETWEEN:

                             LOWER LAKES TOWING LTD.

                                 (the "Company")

                                     - and -

                                 SCOTT BRAVENER

                                (the "Executive")

                   (collectively referred to as the "Parties")

RECITALS:

A. The Executive has been employed with the Company in the position of President and Chief Executive Officer since August 1, 1995.

B. The Executive has specialized knowledge and valuable skills and experience, which are critical to the management of the Company and its affiliates, Lower Lakes Transportation Company and Grand River Navigation Company, Inc. (each a "Member Company"), and to the continuing success of the business of the Company and the Member Companies.

C.    The Company wishes to secure the continued services of the Executive.

NOW THEREFORE, for value received the Parties agree as follows:

1. DUTIES AND RESPONSIBILITIES

1.1 Positions, Duties and Responsibilities

      (a) The Company confirms the continuing appointment of the Executive in the position of President and recognizes for all purposes the Executive's past service with the Company. The Executive will be responsible for the general supervision and control over the day to day operations of the Company and each Member Company (to the extent permissible under laws and regulations applicable to the business of each such Member Company), and shall have such duties and responsibilities consistent therewith, including those duties and responsibilities set out in Schedule A to this Agreement. All senior management of the Company and each Member Company (to the extent permissible under laws and regulations applicable to the business of each such Member Company) will report directly to the Executive. The

            Executive will report to the Board of Directors of the Company (and the board of directors of each such Member Company, as applicable) which shall have overall decision making authority for the Company (or for such Member Company). The Company will appoint the Executive to the Board of Directors of the Company effective on the date of this Agreement. The Executive will also serve as the President of Lower Lakes Transportation Company, and as an officer and director of each such other Member Company and of Rand Acquisition Corporation ("Rand") to the extent desired by the Board of Directors of each such other Member Company or Rand, in each case without additional compensation therefor.

      (b) The Executive shall devote all of his business time, attention and energies, on a full time and exclusive basis, to the business and affairs of the Company and the Member Companies, shall use his best efforts to advance the best interests of the Company and the Member Companies, and shall not during the Term be engaged in any other business activities, whether or not such business activities are pursued for gain, profit or other pecuniary advantage, without approval of the Board of Directors of the Company; provided, however, that, it shall not be a violation of this Agreement for the Executive to (i) serve on corporate, civic or charitable boards or committees or (ii) manage passive personal investments, in either case so long as any such activities do not interfere with the performance of his responsibilities as an employee of the Company in accordance with this Agreement or adversely affect or negatively reflect upon the Company or the Member Companies.

1.2 Reassignment

The Company shall not reassign the Executive to another position within the Company or within a Member Company, or alter the duties, responsibilities, title, or reporting lines of the Executive in a manner inconsistent with this Agreement or past practice. The Company shall not change the location of the Executive's employment unless the Executive agrees to such change.

1.3 Travel

The Executive shall be employed at the Company's location in Port Dover, Ontario. The Executive shall be available for such business-related travel as may be required for the purposes of carrying out the Executive's duties and responsibilities.

2. TERM OF EMPLOYMENT

This Agreement will commence on the closing of the Purchase Agreement and will continue for an initial term of two years therefrom (the "Term") subject to section 9. The Term may be extended upon mutual written agreement of the Parties.

3. BASE SALARY

The Executive will be paid an annual salary in the amount of Cdn $190,000, subject to applicable statutory deductions and discretionary annual increases to the extent determined by the Board of Directors of the Company (the "Base Salary"). The Executive's Base Salary will be payable in accordance with Company practices and procedures as they may exist from time to time. Base Salary will be reviewed on an annual basis by the Board of Directors of the Company, with input from the Executive.

4. BONUS

4.1 Bonus Plan

The Executive shall be a "Participant" in the Management Bonus Program attached as Schedule B to this Agreement (the "Bonus Plan").

4.2 Performance Bonus

In addition to, and separate from, any awards granted to the Executive under the Bonus Plan, for each fiscal year commencing after the date hereof, the Executive will be entitled to a bonus (the "Performance Bonus") pursuant to a bonus plan (the "Performance Bonus Plan") to be adopted by the Company or a Member Company and in which the Executive shall be entitled to participate. The Performance Bonus Plan shall be adopted no later than the three month anniversary of the date of this Agreement, and shall be in form and substance acceptable to the Company or Member Company and reasonably satisfactory to the Executive. In the event that the Company or a Member Company fails to adopt a Performance Bonus Plan that is reasonably satisfactory to the Executive on or prior to the three month anniversary of the date hereof, the Company or Member Company, as applicable, shall be obligated to retain, at its expense, the services of a reputable and recognized executive compensation consultant, which consultant shall, within mutually agreeable parameters and objectives established by the Company or Member Company and the Executive (which shall include a bonus plan structure that (i) provides for the commencement of bonus payments upon achievement of 100% of targeted EBITDA to be determined with the Executive's input, (ii) appropriately recognizes operational factors such as vessel accidents, capital expenditure levels, fuel and other operating costs and efficiencies) and (iii) provides for the ratable accrual of entitlements over the relevant fiscal year), recommend the terms of the Performance Bonus Plan for adoption by the Company or Member Company, which recommendation shall be adopted by the Company or Member Company.

5. RETIREMENT PLANS AND PENSION

The Company will make annual contributions to the Executive's Registered Retirement Savings Plan in amounts not less than Cdn$11,500 per calendar year.

6. OTHER BENEFITS

The Executive shall be entitled to participate in or receive benefits under any health and accident plan or any other employee benefit plan or arrangement made available now or in the future by the Company to its executives and key management personnel, as determined by the Board of Directors of the Company.

7. VACATION

The Executive will be entitled to four weeks paid (at then current Base Salary) vacation per calendar year commencing with the 2006 calendar year. Unused vacation days may not be carried over from one calendar year to the next, and any unused vacation days as of the end of a calendar year shall be forfeited by the Executive. The Executive will arrange vacation time to suit the essential business needs of the Company.

8. PERQUISITES AND EXPENSES

8.1 Automobile

The Company will continue to lease an automobile for the Executive (the "Lease") to be used at the Executive's discretion at a maximum monthly cost to the Company of not more than Cdn$860.00. In addition to the Lease, the Company will pay all related expenses (maintenance and repair, service, insurance, gasoline, etc.) related to the business user of such automobile.

8.2 Reimbursement of Expenses

The Company recognizes that the Executive will incur expenses in the performance of the Executive's duties. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in the course of employment.

9. TERMINATION OF EMPLOYMENT; NON-COMPETITION; NON- SOLICITATION

9.1 Terminations Resulting in No Further Obligation to the Company

The Company shall have no further obligations to the Executive hereunder, or under statute, common law or otherwise, in the event of the following terminations of employment:

      (a)   Voluntary Resignation Without Notice

      In the event the Executive voluntarily resigns without Good Reason without at least sixty (60) days advance written notice to the Company.

      (b)   Cause

      In the event the Executive's employment is terminated for Cause, which term for the purposes of this Agreement shall mean (i) conviction of the Executive of a criminal offence involving fraud, larceny, misappropriation of funds, embezzlement or dishonesty; (ii) receipt by or on behalf of Executive or any member of Executive's immediate family of any personal profit arising out of in connection with a transaction to which the Company or a Member Company is party without making full prior disclosure to the Company or such Member Company; (iii) any misfeasance, nonfeasance or malfeasance by Executive which causes material harm to the Company or a Member Company; (iv) breach by the Executive of any material term of this Agreement, or failure of the Executive to follow and carry out the lawful instructions of the Board of Directors of the Company or of a Member Company, in each case after notice and reasonable opportunity for the Executive to cure such breach or failure; (v) the Executive having been under the influence of drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or alcohol during the performance of his duties under this Agreement (it being understood that the Executive will attend industry functions at which alcohol will be consumed by the Executive), or while otherwise under the influence of drugs or alcohol, engages in inappropriate conduct; or (vi) the Executive having engaged in behavior that would constitute grounds for liability for sexual harassment or discrimination.

9.2 Termination by the Company without Cause or Failure to Renew upon Expiry of the Term.

      The Company may terminate the Executive's employment without Cause at any time prior to the expiry of the Term, or, upon each successive expiry of the Term where the Company determines not to renew this Agreement, in each case by providing the Executive with (A) any then accrued but unpaid Base Salary and Performance Bonus as of the date of termination or non-renewal and any outstanding reimbursable expenses incurred by the Executive prior to the date of termination or non-renewal, (B) payment, in equal monthly payments, of the Executive's Base Salary in effect at the time of termination or non-renewal for a period of twenty four (24) months, and
      (C) continuation of benefits provided pursuant to Sections 5 and 6 for such payment period (the foregoing clause (A), (B) and (C) being referred to as the "Separation Package").

9.3 Termination by the Executive for Good Reason

Should the Executive terminate his employment for Good Reason, as hereinafter defined, he shall receive the Separation Package set out in section 9.2. Failure of the Executive to terminate his employment on the occurrence of any event which would constitute Good Reason shall not constitute waiver of his right under this section 9.2 should Good Reason continue. "Good Reason" is defined as the occurrence of any of the following without the Executive's express written consent:

      a) the Company assigning to the Executive duties or responsibilities inconsistent with or inappropriate for his position as President with the Company, after notice to the Company of, and reasonable opportunity of the Company to cure, such alleged Good Reason;

      b) failure by the Company to continue the Bonus Plan in effect in accordance with its terms or to provide the Executive with benefits and other pension or retirement plans in accordance with Sections 5 and 6 substantially consistent with those plans in which the Executive has participated in periods immediately prior to the Term;

      c) the Company relocating the Executive's principal office outside of Port Dover;

      d) a sale to a person (which, for all purposes hereof, shall include, without limitation, an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee, executor, administrator or other legal representative) or group of persons not affiliated with the Company of all or substantially all of the assets of the Company;

      e) any person or group of persons acting in concert not affiliated with the Company, becomes the beneficial owner, directly or indirectly, of voting securities of the Company and/or securities convertible into or exchangeable for voting securities of the Company, in aggregate representing directly, or following conversion or exchange thereof, fifty percent (50%) or more of the combined voting power of the Company or of any successor to the Company (in each case on a fully-diluted basis) in any manner whatsoever, including, without limitation, as a result of a take-over bid, reorganization of capital, share exchange, arrangement, merger, amalgamation or other combination of the Company with any other entity;

      f) any breach by the Company of any material term of this Agreement after notice to the Company of such breach and reasonable opportunity to cure such breach.

9.4 Disability and Death

The Executive shall, upon his Disability (as defined below), have the right to receive the Separation Package and upon his death any then accrued but unpaid Base Salary and Performance Bonus and any outstanding reimbursable expenses incurred by the Executive prior to the date of death. For purposes of this Agreement, a "Disability" shall occur: (i) immediately after the Company has provided a written termination notice to the Executive supported by a written statement from a reputable independent physician selected by the Company to the effect that the Executive shall have become so incapacitated as to be unable to resume, within 90 days, his employment hereunder by reason of physical or mental illness or injury; or (ii) upon rendering of a written termination notice by the Company after the Executive has been unable to substantially perform his duties hereunder for 90 consecutive days (exclusive of any vacation permitted under Section 7 hereof) or for 120 days in any 360 day period by reason of any physical or mental illness or injury. The Executive agrees to make himself available and to cooperate in any reasonable examination by a reputable independent physician selected by the Company for the purposes of a determination of Disability pursuant to this Section 9.4.

9.5 Non-Competition

The Executive shall not, during his employment or within 24 months following the termination of his employment for any reason, within Canada or the United States serve as an executive, officer, director, employee or in any advisory capacity with or to any competitor, in whole or in part, of the Company or any Member Companies, or either individually or in partnership or jointly or in conjunction with any person, firm, trust, partnership, association, syndicate or company, as principal, agent, shareholder, trustee or in any other manner whatsoever otherwise carry on or be engaged in or be concerned with any person, firm, trust, partnership, association, syndicate or company which is a competitor, in whole or in part, of the Company or any Member Company, except as a shareholder holding less than 5% of the outstanding shares of any such corporation whose shares are listed and posted for trading on a recognized stock exchange.

9.6 Non-Solicitation of Customers

The Executive shall not, during his employment or within 24 months following the termination of his employment for any reason, directly or indirectly, solicit any customer of the Company or any Member Company in order to attempt to direct any such customer away from, or to do less business with, the Company or any Member Company.

9.7 Non-Solicitation of Employees

The Executive shall not, during his employment or within 24 months following the termination of his employment for any reason, directly or indirectly recruit, solicit or endeavour to entice away from the Company or any Member Company any individual who is an employee of, or service provider to, the Company or any Member Company.

10. CHANGES TO AGREEMENT

Any modifications or amendments to this Agreement must be in writing and signed by all Parties or else they shall have no force and effect.

11. ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns, including without limitation, the Executive's heirs, executors, administrators and personal representatives.

12. GOVERNING LAW, VENUE

Except as otherwise explicitly noted, this Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario (without giving effect to the principles of conflicts of law). Each party to this Agreement irrevocably agrees that any action or proceeding concerning or arising out of the interpretation, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the courts located in the Province of Ontario. Each party and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

13. NOTICES

13.1 Notice to Executive

Any notice required or permitted to be given to the Executive shall be deemed to have been received if delivered personally to the Executive or sent by courier to the Executive's home address last known to the Company.

13.2 Notice to Company

Any notice required or permitted to be given to the Company shall be deemed to have been received if delivered personally to, sent by courier, or sent by facsimile to:

      Rand Acquisition Corporation
      450 Park Avenue
      Suite 1001
      New York, New York 10022
      Attention: Laurence S. Levy, Chairman
      Facsimile: (212) 644-6262
      Telephone: (212) 644-3450

with a copy to:

      Katten Muchin Rosenman LLP
      575 Madison Avenue
      New York, New York  10022
      Attention: Todd J. Emmerman, Esq.
      Facsimile: (212) 940-8776
      Telephone: (212) 940-8800

14. CURRENCY

All dollar amounts set forth or referred to in this Agreement refer to Canadian currency.

15. WITHHOLDING

All payments made by the Company to the Executive or for the benefit of the Executive shall be less applicable withholdings and deductions.

16. SAVINGS CLAUSE

The parties hereto agree that if, in any judicial proceeding, a court finds any portion of this Agreement unenforceable, such portion shall be interpreted to the maximum extent enforceable and the remainder of this Agreement shall be unaffected and enforced with its terms or to the maximum extent permitted by law.

17. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations and discussions between the parties hereto, there being no extraneous agreements.

      IN WITNESS WHEREOF the Parties have duly executed this Agreement this day of , 2005.


--------------------------                     ---------------------------------
         Witness                                        SCOTT BRAVENER


                                               LOWER LAKES TOWING LTD.

                                               By:
                                                   -----------------------------
                                                   Name:
                                                   Title:

                                   SCHEDULE A

Operations

o     Oversee all aspects of operations.
o     Evaluation of vessels.
o     Oversee labour negotiations.
o Review and approval of monthly equipment, maintenance and capital expenditures.
o     Problem solving.

Sales & Marketing

o     Lead business development effort and sales team.
o     Customer relationship management and development.
o     Pricing for all products, customers and profitability management.
o     Contract negotiations with new and existing customers.
o     Troubleshooting and problem solving.
o     Direct responsibility for key accounts.
o     Hire of new personnel.

Administration & Finance

o     Delegation of duties to senior management.
o     Strategic planning and implementation.
o     Oversee accounting functions and IT systems.
o     Accounts payable and cheque approvals.
o     Budgeting.
o     Legal, accounting and professional services assistance.
o Hiring and firing of employees and determination of responsibilities of employees.
o Corporate finance - oversee all dealings with Company's bankers and other lenders.

                              EMPLOYMENT AGREEMENT

BETWEEN:

                             LOWER LAKES TOWING LTD.

                                 (the "Company")

                                     - and -

                                  JAMES SIDDALL

                                (the "Executive")

                   (collectively referred to as the "Parties")

RECITALS:

A. The Executive has been employed with the Company in the position of Vice President - Operations since August 1, 1995.

B. The Executive has specialized knowledge and valuable skills and experience, which are critical to the management of the Company and its affiliates, Lower Lakes Transportation Company and Grand River Navigation Company, Inc. (each a "Member Company"), and to the continuing success of the business of the Company and the Member Companies.

C. The Company wishes to secure the continued services of the Executive.

NOW THEREFORE, for value received the Parties agree as follows:

1. DUTIES AND RESPONSIBILITIES

1.1 Positions, Duties and Responsibilities

      (a) The Company confirms the continuing appointment of the Executive in the position of Vice President - Operations and recognizes for all purposes the Executive's past service with the Company. The Executive shall have such duties and responsibilities that are consistent with such position, including those duties and responsibilities set out in Schedule A to this Agreement, both in relation to the Company and, to the extent permissible under laws and regulations applicable to the business of the Member Companies, each Member Company. The Executive will report to the President of the Company and, to the extent performing services for a Member Company, the President of such Member Company. The Executive will serve in such capacity for the Member Companies, and, to the extent requested by the Board of Directors of the Company, as a director of the Company, each Member Company and of Rand Acquisition Corporation ("Rand"), in each case without additional compensation therefor.

      (b) The Executive shall devote all of his business time, attention and energies, on a full time and exclusive basis, to the business and affairs of the Company and the Member Companies, shall use his best efforts to advance the best interests of the Company and the Member Companies, and shall not during the Term be engaged in any other business activities, whether or not such business activities are pursued for gain, profit or other pecuniary advantage, without approval of the Board of Directors of the Company; provided, however, that, it shall not be a violation of this Agreement for the Executive to (i) serve on corporate, civic or charitable boards or committees or (ii) manage passive personal investments, in either case so long as any such activities do not interfere with the performance of his responsibilities as an employee of the Company in accordance with this Agreement or adversely affect or negatively reflect upon the Company or the Member Companies.

1.2 Reassignment

The Company shall not reassign the Executive to another position within the Company or within a Member Company, or alter the duties, responsibilities, title, or reporting lines of the Executive in a manner inconsistent with this Agreement or past practice. The Company shall not change the location of the Executive's employment unless the Executive agrees to such change.

1.3 Travel

The Executive shall be employed at the Company's location in Port Dover, Ontario. The Executive shall be available for such business-related travel as may be required for the purposes of carrying out the Executive's duties and responsibilities.

2. TERM OF EMPLOYMENT

This Agreement will commence on the closing of the Purchase Agreement and will continue for an initial term of two years therefrom (the "Term") subject to section 9. The Term may be extended upon mutual written agreement of the Parties.

3. BASE SALARY

The Executive will be paid an annual salary in the amount of Cdn $163,000, subject to applicable statutory deductions and discretionary annual increases to the extent determined by the Board of Directors of the Company (the "Base Salary"). The Executive's Base Salary will be payable in accordance with Company practices and procedures as they may exist from time to time. Base Salary will be reviewed on an annual basis by the Board of Directors of the Company, with input from the Executive.

4. BONUS

4.1 Bonus Plan

The Executive shall be a "Participant" in the Management Bonus Program attached as Schedule B to this Agreement (the "Bonus Plan").

4.2 Performance Bonus

In addition to, and separate from, any awards granted to the Executive under the Bonus Plan, for each fiscal year commencing after the date hereof, the Executive will be entitled to a bonus (the "Performance Bonus") pursuant to a bonus plan (the "Performance Bonus Plan") to be adopted by the Company or a Member Company no later than the three month anniversary of the date of this Agreement, and in which the Executive shall be entitled to participate.

5. RETIREMENT PLANS AND PENSION

The Company will make annual contributions to the Executive's Registered Retirement Savings Plan in amounts not less than Cdn$9,800 per calendar year.

6. OTHER BENEFITS

The Executive shall be entitled to participate in or receive benefits under any health and accident plan or any other employee benefit plan or arrangement made available now or in the future by the Company to its executives and key management personnel, as determined by the Board of Directors of the Company.

7. VACATION

The Executive will be entitled to four weeks paid (at then current Base Salary) vacation per calendar year commencing with the 2006 calendar year. Unused vacation days may not be carried over from one calendar year to the next, and any unused vacation days as of the end of a calendar year shall be forfeited by the Executive. The Executive will arrange vacation time to suit the essential business needs of the Company.

8. PERQUISITES AND EXPENSES

8.1 Automobile

The Company will continue to lease an automobile for the Executive (the "Lease") to be used at the Executive's discretion at a maximum monthly cost to the Company of not more than Cdn$860. In addition to the Lease, the Company will pay all related expenses (maintenance and repair, service, insurance, gasoline, etc.) related to the business user of such automobile.

8.2 Reimbursement of Expenses

The Company recognizes that the Executive will incur expenses in the performance of the Executive's duties. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in the course of employment.

9. TERMINATION OF EMPLOYMENT; NON-COMPETITION; NON- SOLICITATION

9.1 Terminations Resulting in No Further Obligation to the Company

The Company shall have no further obligations to the Executive hereunder, or under statute, common law or otherwise, in the event of the following terminations of employment:

      (a)   Voluntary Resignation Without Notice

      In the event the Executive voluntarily resigns without Good Reason without at least sixty (60) days advance written notice to the Company.

      (b)   Cause

      In the event the Executive's employment is terminated for Cause, which term for the purposes of this Agreement shall mean (i) conviction of the Executive of a criminal offence involving fraud, larceny, misappropriation of funds, embezzlement or dishonesty; (ii) receipt by or on behalf of Executive or any member of Executive's immediate family of any personal profit arising out of in connection with a transaction to which the Company or a Member Company is party without making full prior disclosure to the Company or such Member Company; (iii) any misfeasance, nonfeasance or malfeasance by Executive which causes material harm to the Company or a Member Company; (iv) breach by the Executive of any material term of this Agreement, or failure of the Executive to follow and carry out the lawful instructions of the Board of Directors of the Company or of a Member Company, in each case after notice and reasonable opportunity for the Executive to cure such breach or failure; (v) the Executive having been under the influence of drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or alcohol during the performance of his duties under this Agreement (it being understood that the Executive will attend industry functions at which alcohol will be consumed by the Executive), or while otherwise under the influence of drugs or alcohol, engages in inappropriate conduct; or (vi) the Executive having engaged in behavior that would constitute grounds for liability for sexual harassment or discrimination.

9.2 Termination by the Company without Cause or Failure to Renew upon Expiry of the Term.

      The Company may terminate the Executive's employment without Cause at any time prior to the expiry of the Term, or, upon each successive expiry of the Term where the Company determines not to renew this Agreement, in each case by providing the Executive with (A) any then accrued but unpaid Base Salary and Performance Bonus as of the date of termination or non-renewal and any outstanding reimbursable expenses incurred by the Executive prior to the date of termination or non-renewal, (B) payment, in equal monthly payments, of the Executive's Base Salary in effect at the time of termination or non-renewal for a period of twenty four (24) months, and
      (C) continuation of benefits provided pursuant to Sections 5 and 6 for such payment period (the foregoing clause (A), (B) and (C) being referred to as the "Separation Package").

9.3 Termination by the Executive for Good Reason

Should the Executive terminate his employment for Good Reason, as hereinafter defined, he shall receive the Separation Package set out in section 9.2. Failure of the Executive to terminate his employment on the occurrence of any event which would constitute Good Reason shall not constitute waiver of his right under this section 9.2 should Good Reason continue. "Good Reason" is defined as the occurrence of any of the following without the Executive's express written consent:

      a) the Company assigning to the Executive duties or responsibilities inconsistent with or inappropriate for his position as Vice President - Operations of the Company, after notice to the Company of, and reasonable opportunity of the Company to cure, such alleged Good Reason;

      b) failure by the Company to continue the Bonus Plan in effect in accordance with its terms or to provide the Executive with benefits and other pension or retirement plans in accordance with Sections 5 and 6 substantially consistent with those plans in which the Executive has participated in periods immediately prior to the Term;

      c) the Company relocating the Executive's principal office outside of Port Dover;

      d) a sale to a person (which, for all purposes hereof, shall include, without limitation, an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee, executor, administrator or other legal representative) or group of persons not affiliated with the Company of all or substantially all of the assets of the Company;

      e) any person or group of persons acting in concert not affiliated with the Company, becomes the beneficial owner, directly or indirectly, of voting securities of the Company and/or securities convertible into or exchangeable for voting securities of the Company, in aggregate representing directly, or following conversion or exchange thereof, fifty percent (50%) or more of the combined voting power of the Company or of any successor to the Company (in each case on a fully-diluted basis) in any manner whatsoever, including, without limitation, as a result of a take-over bid, reorganization of capital, share exchange, arrangement, merger, amalgamation or other combination of the Company with any other entity;

      f) any breach by the Company of any material term of this Agreement after notice to the Company of such breach and reasonable opportunity to cure such breach.

9.4 Disability and Death

The Executive shall, upon his Disability (as defined below), have the right to receive the Separation Package and upon his death any then accrued but unpaid Base Salary and Performance Bonus and any outstanding reimbursable expenses incurred by the Executive prior to the date of death. For purposes of this Agreement, a "Disability" shall occur: (i) immediately after the Company has provided a written termination notice to the Executive supported by a written statement from a reputable independent physician selected by the Company to the effect that the Executive shall have become so incapacitated as to be unable to resume, within 90 days, his employment hereunder by reason of physical or mental illness or injury; or (ii) upon rendering of a written termination notice by the Company after the Executive has been unable to substantially perform his duties hereunder for 90 consecutive days (exclusive of any vacation permitted under Section 7 hereof) or for 120 days in any 360 day period by reason of any physical or mental illness or injury. The Executive agrees to make himself available and to cooperate in any reasonable examination by a reputable independent physician selected by the Company for the purposes of a determination of Disability pursuant to this Section 9.4.

9.5 Non-Competition

The Executive shall not, during his employment or within 24 months following the termination of his employment for any reason, within Canada or the United States serve as an executive, officer, director, employee or in any advisory capacity with or to any competitor, in whole or in part, of the Company or any Member Companies, or either individually or in partnership or jointly or in conjunction with any person, firm, trust, partnership, association, syndicate or company, as principal, agent, shareholder, trustee or in any other manner whatsoever otherwise carry on or be engaged in or be concerned with any person, firm, trust, partnership, association, syndicate or company which is a competitor, in whole or in part, of the Company or any Member Company, except as a shareholder holding less than 5% of the outstanding shares of any such corporation whose shares are listed and posted for trading on a recognized stock exchange.

9.6 Non-Solicitation of Customers

The Executive shall not, during his employment or within 24 months following the termination of his employment for any reason, directly or indirectly, solicit any customer of the Company or any Member Company in order to attempt to direct any such customer away from, or to do less business with, the Company or any Member Company.

9.7 Non-Solicitation of Employees

The Executive shall not, during his employment or within 24 months following the termination of his employment for any reason, directly or indirectly recruit, solicit or endeavour to entice away from the Company or any Member Company any individual who is an employee of, or service provider to, the Company or any Member Company.

10. CHANGES TO AGREEMENT

Any modifications or amendments to this Agreement must be in writing and signed by all Parties or else they shall have no force and effect.

11. ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns, including without limitation, the Executive's heirs, executors, administrators and personal representatives.

12. GOVERNING LAW, VENUE

Except as otherwise explicitly noted, this Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario (without giving effect to the principles of conflicts of law). Each party to this Agreement irrevocably agrees that any action or proceeding concerning or arising out of the interpretation, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the courts located in the Province of Ontario. Each party and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

13. NOTICES

13.1 Notice to Executive

Any notice required or permitted to be given to the Executive shall be deemed to have been received if delivered personally to the Executive or sent by courier to the Executive's home address last known to the Company.

13.2 Notice to Company

Any notice required or permitted to be given to the Company shall be deemed to have been received if delivered personally to, sent by courier, or sent by facsimile to:

      Rand Acquisition Corporation
      450 Park Avenue
      Suite 1001
      New York, New York 10022
      Attention: Laurence S. Levy, Chairman
      Facsimile: (212) 644-6262
      Telephone: (212) 644-3450

with a copy to:

      Katten Muchin Rosenman LLP
      575 Madison Avenue
      New York, New York  10022
      Attention: Todd J. Emmerman, Esq.
      Facsimile: (212) 940-8776
      Telephone: (212) 940-8800

14. CURRENCY

All dollar amounts set forth or referred to in this Agreement refer to Canadian currency.

15. WITHHOLDING

All payments made by the Company to the Executive or for the benefit of the Executive shall be less applicable withholdings and deductions.

16. SAVINGS CLAUSE

The parties hereto agree that if, in any judicial proceeding, a court finds any portion of this Agreement unenforceable, such portion shall be interpreted to the maximum extent enforceable and the remainder of this Agreement shall be unaffected and enforced with its terms or to the maximum extent permitted by law.

17. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations and discussions between the parties hereto, there being no extraneous agreements.

      IN WITNESS WHEREOF the Parties have duly executed this Agreement this day of , 2005.


--------------------------                     ---------------------------------
         Witness                                        JAMES SIDDALL


                                               LOWER LAKES TOWING LTD.

                                               By:
                                                   -----------------------------
                                                   Name:
                                                   Title:

                                   SCHEDULE A

Operations

o     Report to the President on all operational matters
o     Oversee hiring of Officers and unlicenced personnel (operational)
o     Oversee Health & Safety Program, liase with government entities.
o     Oversee Security Requirements, programs as CSO
o     Create Wage scales, costing for operational employees
o     Oversee ongoing HR efforts for operational employees
o     Assess evaluations of all employees
o     Assess bonus evaluation of all employees
o     Develop, maintain policies and procedures (operational)
o     Primary assist, manage coatings programs.
o     Oversee many aspects of operations, liase with President on others.
o     Assist with evaluation of vessels.
o     Daily charge of labour management.
o     Assess vessel performance on a monthly, quarterly basis.
o First point of contact for ships on all operational matters during shipping season.
o     Problem solving.

Sales & Marketing

o Daily charge of vessel dispatch, customer requirements through operation season.
o     Monitor ytd customer service vs. contractual requirements.
o     Liase with marketing team on most contracts as part of that team.
o     Customer relationship management and development.
o Assist, negotiate pricing for contract, spot market customers, assess profitability.
o     Troubleshooting and problem solving.
o     Front line, daily responsibility to all accounts during operation season.

Administration & Finance

o     Do profitability analysis on prospect vessels for purchase, lease.
o     Business analysis/profitability for major contracts.
o     Assess vessel scheduling for best profitability on a monthly basis.
o Adjust schedules to real situation problems in most profitable manner on a daily basis
o Provide Accounting with monthly freight revenue numbers for check against receivables, provide MNSF accruals, other operational accruals
o     Assist with IT systems assessment
o     Assist as required with budgeting, forecasting of revenues
o Oversee admin. area for Customs / Immigration compliance of vessels / cargo / personnel
o     Liase with legal counsel on any and all labour related matters.

                                                                      Comment 61

                                                                          ITEM 6

                                                                         ANNEX C

================================================================================

                                ESCROW AGREEMENT

                            Dated _____________, 2005

                                     Between

                              LL ACQUISITION CORP.
                                  ("Purchaser")

                                       and

                          RBC CAPITAL PARTNERS LIMITED,
                       CANADIAN IMPERIAL BANK OF COMMERCE,
                     UNIVERSAL INSULATION HOLDINGS LIMITED,
                   NORVEST MEZZANINE FUND LIMITED PARTNERSHIP,
                                 SCOTT BRAVENER,
                                   JUDY KEHOE,
                                   MARK ROHN,
                               VICTOR ROSKEY, and
                                    TIM RYAN

                            (collectively, "Sellers")

                                       and

                          MCMILLAN BINCH MENDELSOHN LLP
                              (the "Escrow Agent")

================================================================================

                                TABLE OF CONTENTS

RECITALS.......................................................................1

SECTION 1 - INTERPRETATION.....................................................1
     1.1    Definitions........................................................2
     1.2    Headings and Table of Contents.....................................2
     1.3    References.........................................................2
     1.4    Number and Gender..................................................2
     1.5    Time of Day........................................................2
     1.6    Business Day.......................................................3
     1.7    Severability.......................................................3
     1.8    Schedules..........................................................3

SECTION 2 - APPOINTMENT........................................................3
     2.1    Appointment........................................................3

SECTION 3 - PAYMENT INTO ESCROW AND ACKNOWLEDGEMENT............................3
     3.1    Escrow Amount......................................................3

SECTION 4 - HOLDING OF ESCROW AMOUNT...........................................3
     4.1    Escrow.............................................................3
     4.2    Investment of Escrow Amount........................................4

SECTION 5 - DISTRIBUTION OF ESCROW AMOUNT......................................4
     5.1    Distributions......................................................4
     5.2    Directions.........................................................5

SECTION 6 -  ESCROW AGENT......................................................5
     6.1    General............................................................5
     6.2    Duties and Liabilities of Escrow Agent.............................5
     6.3    Disputes...........................................................6
     6.4    Removal of Escrow Agent............................................6
     6.5    Appointment of New Escrow Agent....................................7
     6.6    Failure to Appoint Replacement Agent...............................7
     6.7    New Escrow Agent...................................................7
     6.8    No Agency..........................................................7
     6.9    Indemnity..........................................................7
     6.10   Discharge from Duties..............................................8
     6.11   Expenses...........................................................8
     6.12   Waiver of Claims...................................................8
     6.13   Consolidation of Escrow Agent......................................9

SECTION 7 - MISCELLANEOUS......................................................9
     7.1    Further Assurances.................................................9
     7.2    Notices............................................................9
     7.3    Time..............................................................10
     7.4    Governing Law.....................................................10


                                       (i)

     7.5    Entire Agreement..................................................11
     7.6    Execution in Counterparts.........................................11

Schedule "A" - Investment Direction

Schedule "B" - Payment Direction


                                      (ii)

                                ESCROW AGREEMENT

This Agreement is dated _______________, 2005, between

                              LL ACQUISITION CORP.,
                              ("Purchaser")

                                       and

                          RBC CAPITAL PARTNERS LIMITED,
                       CANADIAN IMPERIAL BANK OF COMMERCE,
                     UNIVERSAL INSULATION HOLDINGS LIMITED,
                   NORVEST MEZZANINE FUND LIMITED PARTNERSHIP,
                                 SCOTT BRAVENER,
                                   JUDY KEHOE,
                                   MARK ROHN,
                               VICTOR ROSKEY, and
                                    TIM RYAN

                            (collectively, "Sellers")

                                       and

                          MCMILLAN BINCH MENDELSOHN LLP
                          ("Escrow Agent")

RECITALS

A. Purchaser and Sellers are parties to a stock purchase agreement dated September 2, 2005 (the "Purchase Agreement") under which Purchaser agreed to acquire all of the shares of Lower Lakes Towing Ltd. from the Sellers;

B. Sellers' Representative has been appointed under Section 11.15 of the Purchase Agreement;

C. Sellers have agreed pursuant to Section 1.3 of the Purchase Agreement that a portion of the Purchase Price (as defined in the Purchase Agreement) will be held and distributed by the Escrow Agent in accordance with this Agreement; and

D. Purchaser has agreed pursuant to Section 7.8 of the Purchase Agreement to execute and deliver this Agreement and concurrently pay the Escrow Amount (as defined below) to the Escrow Agent to be held and distributed by the Escrow Agent in accordance with this Agreement.

FOR VALUE RECEIVED, the parties agree as follows:

SECTION 1 - INTERPRETATION

1.1 Definitions.

      All capitalized terms defined in the Purchase Agreement that are not defined in this Agreement shall have the meaning ascribed to them in the Purchase Agreement. In this Agreement:

(1) Agreement means this escrow agreement, all attached schedules and any agreement or schedule supplementing or amending this agreement.

(2) Business Day means a day (other than a Saturday or Sunday), on which commercial banks are open for business in New York, New York and Toronto, Ontario.

(3) Purchase Agreement has the meaning ascribed thereto in the recitals.

(4) Transmission means any electronic means of sending messages, including telex or facsimile transmission, which produces a paper record.

1.2 Headings and Table of Contents.

      The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.3 References.

      Unless otherwise specified, all references in this Agreement to Recitals, Sections and Schedules are to the recitals to, sections of, and schedules to, this Agreement, respectively.

1.4 Number and Gender.

      Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders. The term "including" shall be interpreted to mean "including without limitation".

1.5 Time of Day.

      Unless otherwise specified, references to time of day or date mean local time or date in Toronto, Canada.

1.6 Business Day.

      If, under this Agreement, any payment is to be made or any other action taken, on a day which is not a Business Day, that payment is to be made, and that other action is to be taken, as applicable, on the next day that is a Business Day.

1.7 Severability.

      If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

      (a) the legality, validity or enforceability of the remaining provisions of this Agreement; or

      (b) the legality, validity or enforceability of that provision in any other jurisdiction.

1.8 Schedules.

      The following Schedules are attached to and form part of this Agreement:

      Schedule "A" - Investment Direction

      Schedule "B" - Payment Direction

SECTION 2 - APPOINTMENT

2.1 Appointment.

      Sellers and Purchaser hereby appoint the Escrow Agent to act, and the Escrow Agent agrees to act, as Escrow Agent in accordance with the terms and conditions of this Agreement.

SECTION 3 - PAYMENT INTO ESCROW AND ACKNOWLEDGEMENT

3.1 Escrow Amount.

      Purchaser herewith delivers to the Escrow Agent, and the Escrow Agent hereby acknowledges receipt of $2,000,000 US Dollars payable to McMillan Binch Mendelsohn LLP, in trust (the "Escrow Amount").

SECTION 4 - HOLDING OF ESCROW AMOUNT

4.1 Escrow.

      The Escrow Amount, together with any interest earned thereon or other proceeds therefrom, shall be held in trust by the Escrow Agent in accordance with this Agreement.

4.2 Investment of Escrow Amount.

      The Escrow Agent shall deposit the Escrow Amount together with any interest earned thereon in an interest bearing trust account or any other account as provided for herein. The Escrow Agent shall invest the Escrow Amount as directed by Sellers' Representative and Purchaser, such directions to be substantially in the form of Schedule "A". The Escrow Agent: (i) makes no representation as to the income, profit, yield or return available or to be earned upon the Escrow Amount, or as to the certainty of return of principal of amounts invested in accordance with the terms hereof; and (ii) shall bear no liability for any failure to achieve the maximum possible or desired yield or return from the Escrow Amount or for loss of principal of amounts invested in accordance with the terms hereof. Sellers shall pay all income and other taxes applicable or exigible on any interest or other income it receives on the Escrow Amount.

SECTION 5 - DISTRIBUTION OF ESCROW AMOUNT

5.1 Distributions.

(1) The Escrow Agent shall, upon receiving (a) a direction from Sellers' Representative and Purchaser to the Escrow Agent, executed by Sellers' Representative and Purchaser substantially in the form attached hereto as Schedule "B", or (b) an order, decree or judgment from a court of competent jurisdiction which, by lapse of time or otherwise, shall no longer be or shall not be subject to appeal or review, pay the portion Escrow Amount for which payment is directed in such direction, order, decree or judgment.

(2) At any time (and from time to time) within fifteen (15) months after the date of the Closing, either Purchaser or Sellers' Representative may give a notice ("Claim Notice") to the other party and Escrow Agent to the effect that Purchaser or Sellers' Representative, as applicable, claims all or part of the Escrow Amount pursuant to Section 1.4 or Article IX of the Purchase Agreement (a "Claim"), specifying the facts upon which such Claim is based and the section or sections of the Purchase Agreement giving rise to such Claim.

(3) In the event that the party receiving such Claim Notice (the "Receiving Party") shall fail, within ten (10) business days after the receipt by it of any Claim Notice, to deliver to the party delivering such Claim Notice (the "Claiming Party") and the Escrow Agent a notice (the "Objection Notice") denying that the Claim stated in the Claim Notice is due and payable to the Claiming Party and setting forth in reasonable detail the reasons for such denial, the Escrow Agent shall, on the twelfth (12th) business day after receipt by the Escrow Agent of such Claim Notice, withdraw from the Escrowed Funds and transfer to the Claiming Party the amount set forth in the Claim Notice (the "Claimed Amount").

(4) In the event that the Receiving Party shall, within ten (10) business days after the receipt by it of a Claim Notice, deliver an Objection Notice to the Claiming Party and the Escrow Agent, the Escrow Agent shall retain in the Escrowed Funds the amount set forth in the Objection Notice (the "Disputed Amount") until otherwise directed by a written instrument signed by the Sellers' Representative and the Purchaser or by an order, decree or judgment of a court of competent jurisdiction which, by lapse of time or otherwise, shall no longer be or shall not be subject to appeal or review. Escrow Agent shall, on the twelfth (12th) business day after receipt by the Escrow Agent of such Objection Notice, withdraw from the Escrow Amount and transfer to the Claiming Party the undisputed amount, if any, which equals the excess of the Claimed Amount over the Disputed Amount. In the event that the Claiming Party becomes entitled to receive any amount of the Escrow Amount in satisfaction of a Claim, subject to the terms of this Agreement, the Escrow Agent shall promptly transfer to the Claiming Party the amount then held in the Escrow Amount sufficient to comprise the amount necessary to satisfy such Claim.

(5) On the first (1st) Business Day subsequent to the date which is fifteen (15) months after the Closing, (i) the Escrow Agent shall deliver to the Sellers (in the proportions set forth on Exhibit 1 to the Purchase Agreement) the excess of the balance of the Escrowed Funds over the aggregate of any Disputed Amounts relating to any Claims made pursuant to this Escrow Agreement and (ii) the Escrow Agent shall continue to hold such Disputed Amounts in accordance with the provisions of this Escrow Agreement.

(6) Any payment of any portion of the Escrow Amount to Purchaser or Sellers shall include any interest accrued hereunder on the amount of such payment.

5.2 Directions.

      The Escrow Agent shall have no obligation to make any determination as to the validity of any direction.

SECTION 6 - ESCROW AGENT

6.1 General.

      The Escrow Agent agrees to hold and deal with the Escrow Amount in accordance with this Agreement.

6.2 Duties and Liabilities of Escrow Agent.

(1) Liability. The Escrow Agent shall not be liable or answerable for anything whatsoever in connection with this Agreement or any instrument or agreement required hereunder, including enforcement of this Agreement or any such instrument or agreement, except for its own wilful misconduct or gross negligence, and the Escrow Agent shall not have any duty or obligation other than those expressly provided herein. Notwithstanding anything contained herein or elsewhere to the contrary, the Escrow Agent shall not have any liability to Sellers or Purchaser in respect of the deposit or investment of the Escrow Amount in accordance with this Agreement, including without limitation, the nature of the deposit or investment, the income or interest received in connection therewith and the term to maturity thereof.

(2) Other Agreements. The Escrow Agent shall only be bound to act as set forth in this Agreement and the Escrow Agent shall not be bound in any way by any agreement or contract between Sellers or Sellers' Representative and Purchaser (whether or not such Escrow Agent has any knowledge thereof), including the Purchase Agreement.

(3) Directions and Court Orders. The Escrow Agent shall comply with such notices, directions and instructions as are provided for in this Agreement and any order, judgement or decree of any court of competent jurisdiction. If any part or all of the Escrow Amount held in escrow by the Escrow Agent is at any time attached or seized under any court order or in case any judicial order, judgment or decree shall be made affecting this Agreement or any part hereof then, in any such event, the Escrow Agent is authorized to rely upon and comply with such order, judgement or decree, and in the case of such compliance, the Escrow Agent shall not be liable by reason thereof to Sellers' or Purchaser or to any other person even if thereafter any such order, judgement or decree is reversed, modified, annulled, set aside or vacated. The Escrow Agent is not bound to enquire into the authority of any person signing any certificates, instructions, directions or orders hereunder.

(4) Reliance on Experts. The Escrow Agent may employ such counsel of its choosing as it may reasonably deem necessary for the proper discharge of its duties hereunder. The Escrow Agent may, in relation to its obligations hereunder, act on the opinion, advice or information obtained from such counsel, but shall not be bound to act upon such opinion, advice or information and shall not be held responsible for any loss occasioned for so acting or not so acting, as the case may be, except if such loss results from the wilful misconduct or gross negligence of the Escrow Agent. The Escrow Agent may employ such assistance as may be reasonably necessary to properly discharge its duties.

(5) Other Reliance. The Escrow Agent shall be entitled to rely upon any instrument or agreement required hereunder and upon statements and communications received jointly from Sellers' Representative and Purchaser (or from any other person) believed by it to be authentic, and shall not be liable for any action taken or omitted in good faith on such reliance.

6.3 Disputes.

      Should any controversy arise with respect to the Escrow Agent's duties hereunder or under any other matter related to this Agreement, the Escrow Agent may, at the expense of the other parties, apply to a Judge of a court of competent jurisdiction to determine the rights of the parties. The Escrow Agent shall be entitled to refrain from taking any action contemplated by this Agreement in the event that it becomes aware of any disagreement between the parties hereto as to any facts or as to the happening of any contemplated event precedent to such action.

6.4 Removal or Resignation of Escrow Agent.

      Sellers' Representative and Purchaser, acting jointly, may at any time remove such Escrow Agent from its role as Escrow Agent hereunder on seven days written notice to that Escrow Agent. The Escrow Agent may resign at any time by giving fifteen (15) days notice in writing to Sellers' Representative and Purchaser.

6.5 Appointment of New Escrow Agent.

      If the Escrow Agent gives notice of resignation or is removed under
Section 6.4, Purchaser shall appoint a new Escrow Agent (providing written notice thereof to Sellers' Representative).

6.6 Failure to Appoint Replacement Agent.

      Upon the effective date of resignation or removal of an Escrow Agent pursuant to Section 6.4, if a successor Escrow Agent has not been appointed, then on notice to Sellers' Representative and Purchaser, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent; failing such application to such court within 30 days from the effective date of such resignation or removal, the Escrow Agent, on notice to Sellers' Representative and Purchaser, may deposit the Escrow Amount (or provide control thereof if invested) and all related records and documents with a court of competent jurisdiction pending the appointment of a successor Escrow Agent, and the duties and obligation of such Escrow Agent hereunder shall thereupon cease.

6.7 New Escrow Agent.

      Any new Escrow Agent shall agree in writing to be bound by this Agreement and thereupon shall be vested with the same powers and rights and shall be subject to the same duties and obligations as if it had executed this Agreement as the Escrow Agent and, unless otherwise directed in writing jointly by Sellers' Representative and Purchaser, and upon satisfaction of all of its fees and expenses, the former Escrow Agent shall cause to be delivered the Escrow Amount (or control thereof if invested) and all related records and documents to the new Escrow Agent, execute all such transfers and other documents and do all such other acts and things as the new Escrow Agent may reasonably request for the purpose of giving effect thereto.

6.8 No Agency.

      Sellers and Purchaser acknowledge that the Escrow Agent is acting solely as depositary at their request and for their convenience and, notwithstanding anything to the contrary herein contained, the Escrow Agent shall not be deemed to be the agent of Sellers, Sellers' Representative or Purchaser except as otherwise expressly provided herein. Purchaser acknowledges that Escrow Agent is legal counsel to Sellers' Representative and the other Sellers under the Purchase Agreement and that Escrow Agent shall continue as such in all circumstances.

6.9 Indemnity.

(1) Sellers, on the one hand with respect to 50% of every dollar of Losses, and Purchaser, on the other hand with respect to 50% of every dollar of Losses, agree to, severally but not jointly, indemnify and hold harmless the Escrow Agent from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursement, including legal or adviser fees and disbursements of whatever kind and nature (collectively, "Losses") which may at any time be imposed on, incurred by or asserted against the Escrow Agent, arising from or out of any act, omission or error of the Escrow Agent made in the conduct of its duties hereunder; provided that Sellers or Purchaser shall not be required to indemnify the Escrow Agent against Losses arising out of and from the gross negligence or wilful misconduct of the Escrow Agent or any agent employed by the Escrow Agent in carrying out its obligations hereunder. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES WHICH RESULT FROM THE ESCROW AGENT'S FAILURE TO ACT IN ACCORDANCE WITH THE STANDARDS SET FORTH IN THIS AGREEMENT, OR (ii) SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. This provision shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

6.10 Discharge from Duties.

(1) Disposal of Funds. Upon disposing of all of the Escrow Amount in accordance with the provisions of this Agreement, the Escrow Agent shall be relieved and discharged from all claims and liabilities relating to the Escrow Amount and the Escrow Agent shall not be subject to any claims made by or on behalf of any party hereto except claims relating to the negligence or wilful misconduct of the Escrow Agent or any agent employed by the Escrow Agent in carrying out its obligations hereunder.

(2) Removal on Resignation. Upon resigning or being removed pursuant to Section
6.3 or 6.4, the Escrow Agent shall distribute the Escrow Amount and any interest or other income earned thereon to the new Escrow Agent appointed pursuant to
Section 6.5 and the Escrow Agent shall, upon such distribution, be discharged from all further duties and obligations hereunder and shall not be subject to any claims made by or on behalf of any party hereto except claims relating to the negligence or wilful misconduct of the Escrow Agent or any agent employed by the Escrow Agent in carrying out its obligations hereunder.

6.11 Expenses.

      The reasonable fees and expenses of the Escrow Agent shall be borne by Sellers. The Escrow Agent shall have, and is hereby granted, a prior lien upon any property, cash, or assets of the Escrow Amount, with respect to its unpaid fees and non-reimbursed expenses, superior to the interests of any other persons or entities. The Escrow Agent shall be entitled and is hereby granted the right to set off and deduct any unpaid fees and/or non-reimbursed expenses from amounts on deposit in the Escrow Amount.

6.12 Waiver of Claims.

      Each party hereto waives any claims or demands against the Escrow Agent and its principals with respect to all acts taken by such Escrow Agent in conformance with this Agreement. The Escrow Agent shall not have any duty to take any action other than as specifically provided for in this Agreement. The Escrow Agent shall not have any liability for any non-action if such action has been restrained by any order of any court or administrative agency or if, in its sole discretion, it determines that any such action would violate any law or governmental regulation.

6.13 Consolidation of Escrow Agent.

      Any corporation, partnership or other entity into which the Escrow Agent may be merged or converted shall succeed to all the Escrow Agent's rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

SECTION 7 - MISCELLANEOUS

7.1 Further Assurances.

      Sellers and Purchaser shall from time to take or cause to be taken such action and execute and deliver (or cause to be executed and delivered) such documents and further assurances as may, in the reasonable opinion of counsel for the other parties, be necessary or advisable to give effect to this Agreement.

7.2 Notices.

      Any notice, demand or other communication (in this Section, a "notice") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if delivered in person or by courier during normal business hours of the recipient on a Business Day and left with the recipient, for notices delivered to individuals, or a receptionist or other responsible employee of the recipient at the relevant address set forth below:

      if to Sellers' Representative on behalf of each of the Sellers:

      RBC Capital Partners Limited
      200 Bay Street
      4th Floor, North Tower
      Royal Bank Plaza
      Toronto, Ontario M5J 2W7
      Attention: Tony Manastersky
      Tel: (416) 842-4054
      Fax: (416) 842-4060

      if to Purchaser:

      LL Acquisition Corp.
      c/o Hyde Park Holdings LLC
      450 Park Avenue, Suite 1001
      New York, New York  10022
      Attention: Laurence Levy
      Tel: (212) 644-3455
      Fax: (212) 644-6262

      if to the Escrow Agent:

      McMillan Binch Mendelsohn LLP
      BCE Place, Suite 4400
      Bay Wellington Tower, 181 Bay Street
      Toronto, Ontario  M5J 2T3
      Attention: David Dunlop
      Tel: (416) 865-7175
      Fax: (416) 865-7048

Any notice so given shall be deemed to have been given and to have been received on the day of delivery. Addresses for notice may be changed by giving notice in accordance with this Section.

7.3 Time.

      Time shall be of the essence of this Agreement.

7.4 Governing Law.

      This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario, Canada.

7.5 Entire Agreement.

      This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and understandings. No provision may be amended or waived except in writing.

7.6 Execution in Counterparts.

      This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. A party's transmission by facsimile of a copy of this Agreement duly executed by that party shall constitute effective delivery by that party of an executed copy of this Agreement to the party receiving the transmission. A party that has delivered this Agreement by facsimile shall forthwith deliver an originally executed copy to the other party or parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                                  LL ACQUISITION CORP.

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:


                                                  RBC CAPITAL PARTNERS LIMITED

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:


                                                  CANADIAN IMPERIAL BANK OF
                                                  COMMERCE

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:


                                                  UNIVERSAL INSULATION HOLDINGS
                                                  LIMITED

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:


                                                  NORVEST MEZZANINE FUND LIMITED
                                                  PARTNERSHIP

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:

------------------------------                  --------------------------------
WITNESS                                         SCOTT BRAVENER



------------------------------                  --------------------------------
WITNESS                                         JUDY KEHOE



------------------------------                  --------------------------------
WITNESS                                         MARK ROHN



------------------------------                  --------------------------------
WITNESS                                         VICTOR ROSKEY



------------------------------                  --------------------------------
WITNESS                                         TIM RYAN


                                                  MCMILLAN BINCH MENDELSOHN LLP

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:

                       Schedule "A" - Investment Direction

                        Form of Direction with respect to
                           Investment of Escrow Amount

TO: McMillan Binch Mendelsohn LLP

DATE:

RE: Investment of Escrow Amount held by the Escrow Agent pursuant to an Escrow Agreement made between LL Acquisition Corp., RBC Capital Partners Limited, Canadian Imperial Bank Of Commerce, Universal Insulation Holdings Limited, Norvest Mezzanine Fund Limited Partnership, Scott Bravener, Judy Kehoe, Mark Rohn, Victor Roskey, Tim Ryan and McMillan Binch Mendelsohn LLP (the "Escrow Agent") dated as of ______________, 2005 (the "Escrow Agreement")

_______________________________________________

This direction is given pursuant to Section 5.1 of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

The undersigned hereby jointly authorize and direct the Escrow Agent to invest the following Escrow Amount as follows as soon as is practicable:

INVESTMENT: RBC GIC

TERM:

TOTAL AMOUNT: $2,000,000 US Dollars

and this shall be your good, sufficient and irrevocable authority to do so.


                                                  LL ACQUISITION CORP.

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:


                                                  RBC CAPITAL PARTNERS LIMITED,
                                                  in its capacity as Sellers'
                                                  Representative under the
                                                  Escrow Agreement

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:


                                     "B"-1

                        Schedule "B" - Payment Direction

                        Form of Direction with respect to
                          Disbursement of Escrow Amount

TO: McMillan Binch Mendelsohn LLP

RE: Escrow Agreement made between LLAcquisition Corp., RBC Capital Partners Limited, Canadian Imperial Bank Of Commerce, Universal Insulation Holdings Limited, Norvest Mezzanine Fund Limited Partnership, Scott Bravener, Judy Kehoe, Mark Rohn, Victor Roskey, Tim Ryan and McMillan Binch Mendelsohn LLP and dated as of _____________, 2005 (the "Escrow Agreement")

________________________________________________

This direction is given pursuant to Section 5.1 of the Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Escrow Agreement.

You are hereby irrevocably authorized and directed to pay out of the Escrow Amount the sum of $_________________________(1) to _________________________(2)
on ____________________(3), all in accordance with the detailed instructions attached hereto as Appendix 1(4) and this shall be your good, sufficient and irrevocable authority to do so.

                                                  LL ACQUISITION CORP.

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:


                                                  RBC CAPITAL PARTNERS LIMITED,
                                                  in its capacity as Sellers'
                                                  Representative under the
                                                  Escrow Agreement

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:

----------

(1)   Insert amount (inclusive of interest, if any).

(2) Insert name of payees (if payable to Sellers, in accordance with Allocation Exhibit to the Purchase Agreement).

(3)   Insert date of distribution. Three Business Days notice must be given.

(4) Appendix to contain account, wire transfer, method of payment instructions etc., as appropriate for each payee.

                        Appendix 1 - Account Particulars

In Respect of US$2,000,000 Escrow Amount:

Bank Name:

Bank Address:

Bank No.:

Transit No.:

Account No.:

Account Name:

Swift Code:

A.B.A. No.:


                                     "B"-2

                                                                      Comment 61

                                                                          ITEM 7

                                     RELEASE

      TO ALL THOSE TO WHOM THESE PRESENTS SHALL COME OR MAY CONCERN, know that the undersigned (the "RELEASOR"), in consideration of the sum of $10 and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, and pursuant to Section 7.13 of that certain Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 2, 2005, by and among LL Acquisition Corp., a corporation formed under the Canada Business Corporations Act ("Purchaser"), Rand Acquisition Corporation, a Delaware corporation ("Rand") and the stockholders of Lower Lakes Towing Ltd., a corporation formed under the Canadian Business Corporations Act ("Lower Lakes"), hereby releases and discharges each of Lower Lakes, Lower Lakes Transportation Company, a Delaware corporation ("LLTC"), and Grand River Navigation Company, Inc. ("Grand River"; Lower Lakes, LLTC and Grand River each being referred to herein as a "Company") and each Company's predecessors, affiliates, subsidiaries, successors, assigns, past or present parents, principals, directors, officer, employees, agents and representatives (each a "RELEASEE" and , collectively, "RELEASEES") from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever in law or in equity (collectively "Claims"), which the RELEASOR and/or any of RELEASOR's heirs, executors, administrators, successors and assigns ever had, now have, or hereafter can, shall or may have against any RELEASEE, from the beginning of the world to the day of the date of this RELEASE, in any jurisdiction including without limitation the State of New York and the Province of Ontario, for, upon or by reason of (a) RELEASOR's ownership of any equity securities of a Company (or securities or instruments convertible into or exchangeable for, any equity securities of a Company), or any agreement, contract, warrant, subscription, right, call, demand, commitment or arrangement related specifically to the equity securities of any Company, (b) any indebtedness or obligations of any kind or nature for borrowed money by a Company (or any guarantee thereof), whether or not evidenced by notes, bonds, debentures or similar instruments,

(but not including any amounts to any RELEASOR or any affiliate thereof for ongoing cash management, credit card, or any other day to day banking needs of any Company) or (c) RELEASOR's status as an officer, director or employee of a Company (other than (i) if RELEASOR is an employee of any Company, rights of each RELEASOR to vested employment benefits applicable to RELEASOR, including, but not limited to, accrued vacation and sick time, medical insurance and pension or profit sharing plan benefits, if applicable, and (ii) if RELEASOR is an employee of Lower Lakes, rights of RELEASOR in respect of any rights as to severance or accrued service entitlements under applicable statutory or common law).

      THE RELEASOR HEREBY FURTHER AGREES for the said consideration as follows:

            (i)   the RELEASOR has read the entirety of this Release;

            (ii) the RELEASOR has received or has declined the opportunity to receive independent legal advice before executing this Release;

            (iii) the RELEASOR shall not make any claim or take any proceedings in respect of any matter covered by this Release against any other person who, or corporation or other entity which, might claim contribution or indemnity from the RELEASEES;

            (iv) the RELEASOR shall not make any claim or take any proceedings under the Ontario Human Rights Code to the Ontario Human Rights Commission or otherwise; and

            (v) the RELEASOR shall not make any claim or take any proceedings under the Ontario Employment Standards Act, 2000, the Ontario Ministry of Labour or otherwise.

      The parties hereto agree that if, in any judicial proceeding, a court finds any portion of this RELEASE unenforceable, the remainder of this RELEASE shall be enforced to the maximum extent permitted by law. This RELEASE shall be binding upon and inure to the benefit of the representatives, successors and assigns of each of the parties hereto. The parties agree that internal laws of the State of New York shall govern the validity and interpretation of this RELEASE. This RELEASE may not be amended except in writing.

      IN WITNESS WHEREOF, the RELEASOR has duly executed and delivered this
RELEASE as of           , 2005.

                                            [SELLER]


                                            ------------------------------------
                                            Name:
                                            Title:

                                                                      Comment 61

                                                                          ITEM 8

                  [LETTERHEAD OF MCMILLAN BINCH MENDELSOHN LLP]

                                                      ____________________, 2005

Rand Acquisition Corporation
c/o Hyde Park Holdings LLC
450 Park Avenue, Suite 1001
New York, New York  10022

Canadian Imperial Bank of Commerce
Special Loans, Head Office
6th Floor, Commerce Court West
Toronto, Ontario M5L 1A2

Attention: Laurence Levy

      Re: Stock Purchase Agreement, dated as of September 2, 2005 (the "Stock Purchase Agreement"), among Rand Acquisition Corporation, ("Rand"), LL Acquisition Corp. (the "Purchaser") and the stockholders (the "Sellers") of Lower Lakes Towing Ltd. (the "Company").

Dear Sirs/Mesdames:

            We have acted as special Ontario counsel to the Sellers and the Company in connection with the Stock Purchase Agreement.

            The opinions expressed below are furnished to you pursuant to
Section 7.18 of the Stock Purchase Agreement. All capitalized terms used in this opinion letter, unless otherwise defined herein, have the meanings ascribed thereto in the Stock Purchase Agreement.

Examinations

            For the purpose of this opinion, we have participated in the preparation of and have examined executed copies of the following documents: the Stock Purchase Agreement, the Escrow Agreement and Section 116 Escrow Agreement (collectively the "Agreements").

            We have also made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of the constating documents and by-laws of the Company and each Subsidiary, of such records of corporate proceedings of each of the Company and each Subsidiary, such certificates of public officials and of such other certificates, documents and records as we considered necessary or relevant for the purposes of this opinion.

            For the purpose of this opinion, as to matters of fact not independently established by us, we have also examined and relied on a certificate of an officer of the Company and each Subsidiary, annexed hereto as Exhibit A (collectively the "Certificates").

            For the purposes of the opinion in paragraph 1, we have relied (a) on a certificate of status, compliance, good standing or like certificate issued in respect of the Company and each Subsidiary pursuant to the laws of their respective jurisdictions of incorporation or formation as set forth in Exhibit B (collectively the "Certificates of Status"), and (b) as to non-Canadian Subsidiaries, we have relied on an opinion of Thompson Hine & Flory LLP, a copy of which is attached as Exhibit C.

            For the purposes of the opinion in paragraph 7, we have relied solely on the minute book of the Company.

Jurisdiction

            We are qualified to render opinions only as to the laws of the Province of Ontario, including relevant federal laws of Canada, and accordingly we express no opinion as to the laws of any other jurisdiction.

Knowledge

            Whenever we indicate that our opinion is based on "our knowledge", our opinion is based solely on the current actual knowledge of those lawyers and law clerks involved in these transactions without independent or other inquiry.

Assumptions

            The opinions expressed are subject to the following assumptions:

(a) We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photocopied or facsimile copies.

(b) We have assumed that all facts set forth in the Certificate are complete, true and accurate.

(c) We have assumed that each of the Agreements has been duly authorized, executed and delivered by, and is enforceable in accordance with its terms against all parties other than the Sellers.

(d) We have assumed the accuracy and currency of the indices and filing systems maintained at the public offices where we have searched or inquired or have caused searches or inquiries to be conducted.

Qualifications and Reservations

            The opinions expressed are subject to the following qualifications and reservations:

(a) The enforceability of each of the Agreements is subject to bankruptcy, insolvency, reorganization, arrangement, moratorium, winding-up, liquidation or other similar laws affecting creditors' rights generally.

(b) The enforceability of each of the Agreements is subject to general principles of equity, including the fact that equitable remedies such as specific performance and injunctions may only be awarded in the discretion of the court.

(c) Any provision in any of the Agreements that purports to sever any provision therein which is determined by a court of competent jurisdiction to be invalid, illegal or is otherwise prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such agreement would be enforced only to the extent that a court of competent jurisdiction determined that such prohibited or unenforceable provision could be severed without impairing the interpretation and application of the remainder of such agreement.

(d) We express no opinion as to the enforceability of any provision of any of the Agreements that provides that modifications, amendments or waivers of or with respect to such Agreement that are not in writing will be ineffective.

(e) The recoverability of costs and expenses may be limited to those a court considers to be reasonably incurred in the discretion of the court.

(f) Indemnities provided for in any of the Agreements may be unenforceable to the extent that a court decides that any payment required thereunder will derogate from the court's discretion in respect of the costs of and incidental to a proceeding or a step in a proceeding, or would be inconsistent with the court's determination by whom and to what extent such costs shall be paid.

(g) If any of the Agreements is sought to be enforced in any action or proceeding in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely the laws of the State of New York, a court of competent jurisdiction in the Province of Ontario (an "Ontario Court") (i) would recognize the choice of law provided that the choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and is not contrary to public policy, as that term is applied by an Ontario Court ("Public Policy") and (ii) would apply the laws of the State of New York in any such action or proceeding, upon appropriate evidence as to such laws being adduced, provided that none of the provisions of such Agreement or of the relevant laws of the State of New York are contrary to Public Policy (and except that in matters of procedure, an Ontario Court would apply the laws of Ontario). However, an Ontario Court has an inherent power to decline to hear such an action if it is contrary to Public Policy for it to do so, if it is not the proper forum to hear such action or if concurrent proceedings are being brought elsewhere.

(h) The Currency Act (Canada) precludes an Ontario court from giving a judgment in any currency other than Canadian dollars.

(i) Any provision in any of the Agreements that purports to limit the time within which a party must bring a claim thereunder may not be enforceable in that subsection 22(1) of the Limitations Act, 2002 (Ontario) provides that a limitation period under that Act applies despite any agreement to vary or exclude it.

(j) We express no opinion as to the enforceability of any provision of any of the Agreements restricting access to courts, providing for the selection of forum, waiving the right to trial by jury, or waiving service of process.

(k) Any provision of any of the Agreements which provides for a particular calculation of damages upon breach may not be enforceable if it is interpreted by a court to be a penalty or if the court determines to provide relief therefrom.

Opinions

            Based on and subject to the foregoing, we are of the opinion that:

1. The Company is duly amalgamated and each Subsidiary (other than Grand River Navigation Company, Inc.) is duly incorporated and validly existing and in good standing as a corporation under the laws of their respective jurisdictions of incorporation or formation. The Company and each Subsidiary is in good standing with respect to the filing of annual reports.

2. The Company and each Subsidiary have all requisite corporate power to (a) own, lease and operate their respective properties and assets; (b) conduct their respective business as now being conducted; and (c) to enter into and perform their respective obligations under each of the Agreements to which they are a party.

3. The execution and delivery by the Sellers of the Stock Purchase Agreement and the performance by the Sellers of their obligations thereunder have been duly authorized, where necessary, by all corporate action on the part of each Seller which is not an individual.

4. The Stock Purchase Agreement and the other Agreement to which each Seller is a party have been duly executed and delivered by each Seller and if an action or proceeding were brought in an Ontario Court to enforce the Stock Purchase Agreement or such other Agreement and the court were to apply the laws of Ontario to govern and interpret the Stock Purchase Agreement and such other Agreements (either because the Ontario Court finds that Ontario law is the proper law of the Stock Purchase Agreement contrary to any express provisions which stipulate that it will be governed and interpreted by the laws of the State of New York or because those laws are not proven to the court in the action), the Stock Purchase Agreement and the other Agreement to which each Seller is a party would constitute legal, valid and binding obligations of the Sellers, enforceable against each of them in accordance with their respective terms.

5. Other than as referred to in the Stock Purchase Agreement and the Seller Disclosure Schedule attached thereto, no additional consent, approval, authorization or other action by, and no notice to or filing with, any Canadian governmental authority or regulatory body is required for the due execution, delivery and performance by the Sellers of their obligations under the Stock Purchase Agreement.

6. Immediately prior to completion of the share purchase transactions contemplated in the Stock Purchase Agreement, the authorized capital of the Company consists of an unlimited number of common shares of which 23,568 shares are outstanding (the "Shares") subject to completion immediately prior to the completion of such share purchase transactions of: (a) the conversion to common shares by all specific Sellers as noted in Schedule 2.3 of the Seller Disclosure Schedule, and (b) the purchase for cancellation by the Company of 3,925 common shares of the Company in exchange for cancellation of all amounts owed under the promissory note dated June 11, 1999 from P & B Ships Limited to the Company. All corporate proceedings required to be taken by the Company to permit the Shares to be transferred to the Purchaser have been taken. To our knowledge, none of the Shares have been issued in violation of any applicable law.

7. Immediately prior to the consummation of the share purchase transactions contemplated in the Stock Purchase Agreement, the Sellers are the only registered owners of the Shares noted in the share records of the Company.

8. The execution and delivery by the Sellers of the Stock Purchase Agreement, and the performance by the Sellers of their obligations thereunder, do not and will not constitute or result in a violation or a breach of, or a default under (a) any provision of the certificate or articles of incorporation or amalgamation or the by-laws or similar formation or organizational documents of the Company or any Subsidiary or any resolution which has been adopted by the board of directors of the Company, or (b) any applicable laws having the force of law applicable in Ontario.

9. To our knowledge, neither the Company nor any of the Sellers is a party to, or bound by, any judgment, injunction or decree of any court or Governmental Authority which would restrict or interfere with the performance by the Sellers of their respective obligations under the Stock Purchase Agreement.

            This opinion is given solely for the use of the addressee in connection with the Stock Purchase Agreement and may not be relied on by any other person or for any other purpose without our prior written consent.

                                                   Yours truly,


                                                   McMillan Binch Mendelsohn LLP

                        [LETTERHEAD OF THOMPSON HINE LLP]

September __, 2005

Rand Acquisition Corporation
c/o Hyde Park Holdings LLC
450 Park Avenue, Suite 1001
New York, New York 10022

Attention: Laurence Levy

      Re:  Stock Purchase Agreement, dated as of September __, 2005
           (the "Stock Purchase Agreement"), among Rand Acquisition
           Corporation ("Rand"), Lower Lakes Acquisition Corp. (the "Purchaser") and the stockholders (the "Sellers") of Lower Lakes Towing Ltd.
           (the "Company").

Ladies and gentlemen:

We have acted as special United States counsel to the Sellers and the Company in connection with the Stock Purchase Agreement. The opinions expressed below are furnished to you pursuant to Section 7.16 of the Stock Purchase Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Stock Purchase Agreement.

We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Stock Purchase Agreement;
(ii) the Redemption Agreement; (iii) good standing certificates of Lower Lakes Transportation Company ("Lower Lakes") and Grand River Navigation Company, Inc. ("Grand River Navigation") from the State of Delaware (the "Good Standing Certificates"); (iv) the actions taken by the board of directors and stockholders of Grand River Navigation in connection with the Redemption Agreement (the "Grand River Navigation Corporate Actions"); (v) the certificate of incorporation, as certified by the Secretary of State of the State of Delaware (the "Certified Grand River Certificate of Incorporation"), and bylaws of Grand River Navigation; and (vi) such other documents and corporate records as we

Rand Acquisition Corporation
September __, 2005
Page 2

have deemed necessary or appropriate for the opinions expressed herein. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, and the conformity with original documents of all documents submitted to us as certified, electronic or photostatic copies. We have relied as to factual matters upon certificates or information from officers or other appropriate representatives of the Company or applicable public officials.

Subject to the assumptions, qualifications, exclusions and other limitations that are set forth or referenced in this letter, we are of the opinion that:

            1. Lower Lakes is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Delaware. Grand River Navigation is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Delaware.

            2. The Stock Purchase Agreement and the Redemption Agreement are enforceable in accordance with their respective terms.

            3. Other than as referred to in the Stock Purchase Agreement, the Seller Disclosure Schedule or the Redemption Agreement, no consent, approval, authorization or other action by, and no notice to or filing with, any governmental authority or regulatory body is required to be obtained by the Sellers for the due execution, delivery and performance by the Sellers of their obligations under the Stock Purchase Agreement.

            4. Other than as referred to in the Stock Purchase Agreement, the Seller Disclosure Schedule or the Redemption Agreement, no consent, approval, authorization or other action by, and no notice to or filing with, any governmental authority or regulatory body is required to be obtained by Lower Lakes for the due execution, delivery and performance by the Sellers of their obligations under the Stock Purchase Agreement or by Grand River Navigation for the due execution, delivery and performance by Grand River Navigation of its obligations under the Redemption Agreement.

            5. The execution, delivery and performance of the Redemption Agreement by Grand River Navigation has been approved by all necessary corporate action on the part of Grand River Navigation.

Rand Acquisition Corporation
September __, 2005
Page 3

            6. The execution, delivery and performance of the Redemption Agreement by Grand River Navigation does not conflict with or violate (a) the certificate of incorporation or bylaws of Grand River Navigation or (b) applicable law.

            7. The authorized capital stock of Grand River Navigation consists of 1,000 shares of common stock, no par value.

            8. [Grand River Navigation will "acquire" the entire interest of GR Holdings Group Inc. in the Purchase Shares (as defined in the Redemption Agreement) within the meaning of 6 Del. C. ss. 8-104, assuming that Grand River Navigation acquires possession of the Stock Certificates and Stock Power (as defined in the Redemption Agreement) as provided in the Redemption Agreement.]

Our opinions set forth in Paragraph 1 above are based solely on the Good Standing Certificates. In connection with our opinion set forth in Paragraph 2 above, we have relied, as to the laws covered thereby, on the opinions set forth in Paragraphs 1, 2, 3, 5, 8 and 9 of the opinion letter delivered by McMillan Binch Mendelsohn LLP to you on or about the date hereof. Our opinion set forth in Paragraph 2 is limited to the enforceability, under the laws of the State of New York (with respect to the Stock Purchase Agreement) and the General Corporation Law of the State of Delaware (with respect to the Redemption Agreement), of the provisions of the Stock Purchase Agreement and the Redemption Agreement as a matter of law and does not address the enforceability of the Stock Purchase Agreement or the Redemption Agreement as against any particular party thereto. Our opinions set forth in Paragraph 3 and Paragraph 4 above are limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Shipping Act of 1916, as amended (46 U.S.C. App. 808), the laws of the State of New York, and the General Corporation Law of the State of Delaware (the "Applicable Laws"). Our opinion set forth in Paragraph 5 above is based solely on the Grand River Navigation Corporate Actions. Our opinion set forth in Paragraph 7 above is based solely on the Certified Grand River Certificate of Incorporation.

In connection with our opinion set forth in Paragraph 6 above, we provide no opinion regarding whether Grand River Navigation has sufficient capital to effect the relevant transactions, is at any time solvent, or has agreed to pay a price for the Purchase Shares that is not inadequate or excessive.

In connection with any provisions of the certificate of incorporation or bylaws of Grand River Navigation or applicable law requiring the vote of the holders of certain percentages of shares of Grand River Navigation's capital stock or classes or series thereof to approve or adopt the Redemption Agreement or the transactions contemplated thereby, we have advised Grand River

Rand Acquisition Corporation
September __, 2005
Page 4

Navigation, or confirmed that they have been so advised, of the required percentages but have not independently verified whether the stockholders providing consents in favor of approving or adopting the Redemption Agreement pursuant to the Grand River Navigation Corporate Actions hold a sufficient number of shares of Grand River Navigation's capital stock to satisfy the required percentages.

The opinions expressed herein are subject to the following additional qualifications and reservations:

            (a) Any opinion as to the enforceability of any agreement is subject to bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, arrangement, moratorium, winding-up, liquidation or other laws affecting the enforcement of creditors' rights generally. Federal and state securities laws may also limit rights to indemnification and contribution.

            (b) Any opinion as to the enforceability of any agreement is subject to general principles of equity, whether applied by a court of law or equity, including without limitation principles (i) governing the availability of specific performance, injunctive relief or other equitable remedies, (ii) affording equitable defenses such as waiver, laches and estoppel against the party seeking enforcement, (iii) requiring good faith and fair dealing in the performance and enforcement of a contract by the party seeking enforcement, (iv) requiring reasonableness in the performance and enforcement of a contract by the party seeking enforcement, (v) requiring consideration of the materiality of a breach and the consequences of the breach to the party seeking enforcement, (vi) requiring consideration of the impracticability or impossibility of performance at the time of attempted enforcement, (vii) affording defenses based upon the unconscionability of the enforcing party's conduct after the parties have entered into the contract, and (viii) taking into account considerations of public policy. Any opinion as to the enforceability of any agreement is subject to fraud or other acts committed by the party seeking enforcement that may prevent the enforcement of the agreement.

            (c) Any opinion as to the enforceability of any agreement assumes that the agreement sets forth the entire agreement and understanding among the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them with respect to such subject matter.

            (d) Any provision in the Stock Purchase Agreement or the Redemption Agreement, as applicable, that purports to sever any provision therein that is determined by a court of competent jurisdiction to be invalid, illegal or is otherwise prohibited or unenforceable

Rand Acquisition Corporation
September __, 2005
Page 5

under applicable law without affecting the enforceability or validity of the remainder of such agreement may be enforced only to the extent that a court of competent jurisdiction determined that such prohibited or unenforceable provision can be severed without impairing the interpretation and application of the remainder of the applicable agreement.

            (e) We express no opinion as to the enforceability of any provision of the Stock Purchase Agreement or the Redemption Agreement that provides that modifications, amendments or waivers of or with respect to the Stock Purchase Agreement or the Redemption Agreement, as applicable, that are not in writing will be ineffective.

            (f) The recoverability of costs and expenses may be limited to those a court considers to be reasonably incurred in the discretion of the court.

            (g) Indemnities provided for in the Stock Purchase Agreement or the Redemption Agreement may be unenforceable to the extent that a court decides that any payment of attorneys' fees and expenses or litigation expenses required thereunder will derogate from the court's discretion in respect of such fees and expenses or would be inconsistent with the court's determination by whom and to what extent such fees and expenses shall be paid.

            (h) We have assumed, for purposes of this opinion, that the Stock Purchase Agreement is governed by the laws of the State of New York and that the Redemption Agreement and the transfer of the Purchase Shares pursuant thereto are governed by the laws of the State of Delaware, without regard to conflicts of law provisions or the enforceability of any choice of law provision.

            (i) We express no opinion as to the enforceability of any forum selection clause or any provision that purports to waive any rights to a trial by jury.

            (j) With respect to our opinions set forth in Paragraph 3 and Paragraph 4, our opinions are limited to such of the Applicable Laws that in our experience are normally applicable to the transactions of the type contemplated by the Purchase Agreement or the Redemption Agreement, as applicable.

The opinions set forth in this letter are limited to the laws of the State of New York, the General Corporation Law of the State of Delaware, the federal laws of the United States and, with respect to Paragraph 8 hereof, the Delaware Uniform Commercial Code, in each case as in effect on the date hereof. This letter speaks as of the time of its delivery on the date it bears. We do not assume any obligation to provide you with any subsequent opinion or advice by reason of any

Rand Acquisition Corporation
September __, 2005
Page 6

fact about which we did not have knowledge at that time, by reason of any change subsequent to that time in any law covered by any of our opinions, or for any other reason.

This opinion is rendered solely for your benefit in connection with the transactions contemplated by the Stock Purchase Agreement and may not be relied upon by you for any other purpose, or by any other person for any purpose, nor may copies be delivered to any other person, without our prior written consent.

Respectfully,


Thompson Hine LLP

                                                                      Comment 61

                                                                          ITEM 9

            , 2005

The stockholders of Lower Lakes Towing, Ltd.
c/o RBC Capital Partners Limited
as Sellers' Representative under
the Stock Purchase Agreement
200 Bay Street
4th Floor, North Tower
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Attention: Tony Manastersky

Ladies and Gentlemen:

      We have represented LL Acquisition Corp., a corporation incorporated under the Canada Business Corporations Act ("Purchaser"), and Rand Acquisition Corporation, a Delaware corporation ("Rand"), in connection with the Stock Purchase Agreement, dated as of September 2, 2005 (the "Purchase Agreement"), by and among Purchaser, Rand and the stockholders of Lower Lakes Towing, Ltd. (collectively, the "Stockholders"). This opinion is required under Section 8.10 of the Purchase Agreement. Except as otherwise indicated, capitalized terms used herein are defined as set forth in the Purchase Agreement.

      In connection with this opinion, we have examined originals or copies of the Purchase Agreement, including the Exhibits and the Schedules thereto. We have also examined such corporate records and other documents and have made such examination of law as we have deemed necessary in connection with this opinion.

      In connection with this opinion, we have assumed the accuracy and completeness of all records and other documents that we have reviewed, the genuineness of all signatures, the authenticity of the documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as facsimiles, or as certified, conformed or reproduced copies. We have further assumed that:

            (i) Each party to the Purchase Agreement other than Rand (collectively, the "Other Parties") has valid legal existence.

            (ii) All natural persons involved in the transactions contemplated by the Purchase Agreement (the "Transactions"), including the Stockholders who are individuals, have sufficient legal capacity to enter into and perform their respective obligations under the Purchase Agreement or to carry out their roles in the Transactions.

            (iii) Each of the Other Parties has complied with all legal requirements that are applicable to it, him or her that affect the Transactions or are necessary to make the Purchase Agreement enforceable against it or him.

The stockholders of Lower Lakes Towing Ltd.
            , 2005
Page 2


            (iv) Each of the Other Parties has complied with all legal requirements pertaining to its, his or her status as such status relates to its, his or her rights to enforce the Purchase Agreement against Purchaser and Rand.

            (v) The conduct of the parties to the Transactions complies with any test of good faith, fair dealing and conscionability required by law.

            (vi) There has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence.

            (vii) The conduct of the parties to the Transactions complies with all applicable fiduciary duties.

            (viii) The laws of the State of New York (without regard to application of choice of law or conflict of law principles, other than
      Section 5-1401 of the New York General Obligations Law) will be applied to the interpretation and enforcement of the Purchase Agreement.

      In rendering the opinions set forth below as to questions of fact material to this opinion, we have relied to the extent we have deemed reliance appropriate, without investigation, on certificates and other communications from public officials, from officers of Purchaser and Rand and on representations of Purchaser and Rand set forth in the Purchase Agreement.

      In rendering our opinions set forth in paragraph 1 below as to the good standing and valid corporate existence of Rand, we have relied solely upon certificates obtained from the Secretary of State of Delaware.

      Wherever we indicate that our opinion with respect to the existence or absence of facts is based on our knowledge, our opinion is based solely on the current actual knowledge of the attorneys in this firm who have been significantly involved in representing Purchaser and Rand in connection with the Transactions, and we have conducted no special investigation of factual matters in connection with this opinion.

      The opinions set forth below are subject to the following qualifications:

            (i) The effects of bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, receivership, moratorium and other similar laws (including judicially developed doctrines with respect to such laws) affecting the rights and remedies of creditors generally;

The stockholders of Lower Lakes Towing Ltd.
            , 2005
Page 3


            (ii) The effects of (a) general principles of equity, whether applied by a court of law or equity, with respect to performance and enforcement of the Purchase Agreement and (b) public policy, including limitations on the enforcement of indemnification obligations;

            (iii) No opinion is expressed with respect to the effect of the securities laws, the antitrust laws, or the creation, perfection or priority of any security interest;

            (iv) We express no opinion as to provisions of the Purchase Agreement to the effect that rights or remedies are not inclusive, that every right or remedy is cumulative and may be exercised in addition to or with any other right or remedy, that election of a particular remedy or remedies does not preclude recourse to one or more other remedies, or that failure to exercise or delay in exercising rights or remedies will not operate as a waiver of any such rights or remedies;

            (v) We express no opinion as to the enforceability of any provisions restricting access to courts, providing for the selection of forum, waiving the right to trial by jury, or waiving service of process;

            (vi) We express no opinion as to any provisions in the Purchase Agreement permitting modifications of an agreement only in writing;

            (vii) We express no opinion as to any provisions in the Purchase Agreement purporting to allow action without regard to mitigation of damages; and

            (viii) We express no opinion as to any provisions of the Purchase Agreement imposing liquidated damages in the event of the termination of any agreement.

      Based upon and subject to the foregoing and to the last paragraph of this letter, it is our opinion that:

      1. Rand is a corporation validly existing and in good standing under the laws of the State of Delaware.

      2. Rand has all corporate power and authority to enter into and perform its obligations under the Purchase Agreement.

      3. The Purchase Agreement has been duly authorized, executed and delivered by Rand.

The stockholders of Lower Lakes Towing Ltd.
            , 2005
Page 4


      4. The Purchase Agreement is enforceable against Rand and Purchaser in accordance with its terms.

      5. The execution and delivery by Purchaser and Rand of the Purchase Agreement, and the performance by Purchaser and Rand of their respective obligations thereunder, will not (a) violate any provision of the Certificate of Incorporation or by-laws of Rand or (b) violate any laws that (i) are customarily covered by third-party legal opinions and (ii) New York lawyers exercising customary diligence would reasonably recognize as being applicable to the Transaction. To our knowledge, neither Purchaser nor Rand is a party to, or expressly bound by, any judgment, injunction or decree of any court or governmental authority which would restrict or interfere with the performance by Purchaser or Rand of their respective obligations under the Purchase Agreement.

      6. Other than as referred to in the Purchase Agreement, no consent, approval, authorization or other action by, and no notice to or filing with, any United States governmental authority or regulatory body is required for the due execution, delivery and performance by Purchaser or Rand of their respective obligations under the Purchase Agreement.

      Our opinions expressed above are limited to the laws of the State of New York and the laws of the United States of America that are customarily covered by third party legal opinions, as well as the General Corporation Law of the State of Delaware, and we do not express any opinion herein concerning any other law. To the extent that the foregoing opinions relate to the laws of Canada, we have relied on the opinion of Ogilvy Renault LLP, dated as of even date herewith, a copy of which is attached. In addition, we express no opinion herein concerning any statutes, ordinances, administrative decisions, rules or regulations of any county, town, municipality or special political subdivision (whether created or enabled through legislative action at the federal, state or regional level). This opinion is given as of the date hereof and we assume no obligation to advise you of changes that may hereafter be brought to our attention. This opinion is solely for the information of the addressees hereof and is not to be quoted in whole or in part or otherwise referred to, nor is it to be filed with any governmental agency or any other person without our prior written consent. No one other than the addressee hereof is entitled to rely upon this opinion. This opinion is rendered solely for purposes of the Transactions and should not be relied upon for any other purpose.

                                            Very truly yours,


                                            KATTEN MUCHIN ROSENMAN LLP

_________________, 2005

The Shareholders of Lower Lakes Towing Ltd.
c/o RBC Capital Partners Ltd. (as Seller's Representative under the Purchase Agreement)
200 Bay Street
4th Floor, North Tower, Royal Bank Plaza
Toronto, Ontario M5J 2W7

Attention: Tony Manastersky

Dear Sirs/Mesdames:

Re: Acquisition by LL Acquisition Corp. of the shares of Lower Lakes Towing Ltd.

1.    SCOPE OF OPINION

1.1 We have acted as special Ontario counsel to LL Acquisition Corp., a corporation incorporated under the Canada Business Corporations Act ("Purchaser") in connection with the Stock Purchase Agreement, dated as of ____________, 2005, (the "Purchase Agreement") by and among the Purchaser, Rand Acquisition Corporation ("Rand") and the shareholders of Lower Lakes Towing Ltd. This opinion is required under Section 8.10 of the Purchase Agreement. Except as otherwise indicated, capitalized terms used herein are defined as set forth in the Purchase Agreement.

Examination of Documents

1.2 In connection with this opinion, we have examined originals or copies of (i) the Purchase Agreement, including the Exhibits and the Schedules thereto (ii) the Escrow Agreement, and (iii) the Section 116 Escrow Agreement. The Purchase Agreement, the Escrow Agreement and the Section 116 Escrow Agreement are hereinafter referred to as the "Agreements"; the Escrow Agreement and the Section 116 Escrow Agreement are hereinafter referred to as the "Ontario Agreements".

1.3 We have also examined such corporate records and other documents and have made such examination of law as we have deemed necessary in connection with this opinion, including:

      1.3.1 the articles, by-laws and Declaration of the Shareholder of the Purchaser;

      1.3.2 a resolution of the board of directors and the sole shareholder of the Purchaser authorizing, among other things, the execution, delivery and performance of each of the Agreements to which it is a party; and

      1.3.3 a certificate of compliance dated [date] issued in respect of the Purchaser pursuant to the Canada Business Corporations Act (the "CBCA").

1.4 As to certain questions of fact material to our opinions, we have also examined and relied upon the certificate of an officer of the Purchaser, a copy of which is attached to this opinion (the "Officer's Certificate").

Jurisdiction

1.5 Our opinion is expressed only with respect to the laws of the Province of Ontario and the laws of Canada applicable in Ontario in effect on the date of this opinion.

Assumptions

1.6   In our examination of all documents we have assumed that:

      1.6.1 all individuals have the requisite legal capacity;

      1.6.2 all signatures are genuine;

      1.6.3 all documents submitted to us as originals are complete and authentic and all photostatic, certified, notarial, facsimile or electronically retrieved copies conform to the originals;

      1.6.4 all facts set forth in the official public records, indices and filing systems and all certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate and continue to be complete, true and accurate as of the date of this opinion as if issued on this date;

      1.6.5 all facts set forth in the certificates supplied by the officers of the Purchaser, including, without limitation, in the Officer's Certificate are complete, true and accurate; and

      1.6.6 each of the Agreements has been duly authorized, executed and delivered by each party thereto other than the Purchaser and constitutes a legal, valid and binding obligation enforceable against such party in accordance with its terms and subject only to customary exceptions.

Reliances

1.7 In expressing our opinion set forth in paragraph 2.1 as it relates to the existence of the Purchaser, we have relied, with your permission, solely on the Certificate of Compliance dated [date] issued under the CBCA.

Knowledge

1.8 Whenever our opinion is qualified by the expression "of which we have knowledge", it is based solely on (i) the current actual knowledge of partners, associates and law clerks of the firm directly involved in this transaction and learned during the course of representing the Purchaser in this transaction, and (ii) a review of the Officer's Certificate. We have not conducted any other investigation.

Mutual Understanding

1.9 We understand that the assumptions, reliances, limitations and qualifications expressed in this opinion are satisfactory to you.

2.    OPINIONS

Based upon and relying on the foregoing and subject to the qualifications set forth below, we are of the opinion that:

Corporate Opinions

2.1 The Purchaser (i) is a corporation incorporated under the CBCA and is not discontinued and has not been dissolved under the CBCA, (ii) has filed an initial return under the Corporations Information Act (Ontario), and (iii) has the corporate power to enter into and perform its obligations under each of the Agreements to which it is a party.

2.2 Immediately prior to the consummation of the share purchase transactions contemplated in the Purchase Agreement, Rand is the only registered owner of shares noted in the share records of the Purchaser.

2.3 The execution and delivery of and performance by the Purchaser of each of the Agreements to which the Purchaser is a party have been authorized by all necessary corporate action on the part of the Purchaser.

2.4 Each of the Agreements to which the Purchaser is a party has been duly executed and delivered by the Purchaser.

Non-Contravention and No Breach Opinion

2.5 The execution and delivery of and performance by the Purchaser of the Agreements to which it is a party do not and will not constitute or result in a violation or a breach of, or a default under:

      2.5.1 its certificate and articles of incorporation or by-laws;

      2.5.2 any law, rule or regulation having the force of law applicable in Ontario; or

      2.5.3 any judgment, order or decree of any Governmental Authority binding on it and of which we have knowledge.

Regulatory Approval Opinion

2.6 Other than as referred to in the Purchase Agreement, no additional authorization, consent or approval of, or filing, registration, qualification or recording with, any Governmental Authority having jurisdiction in Ontario is required in connection with the execution, delivery or performance by the Purchaser of the Agreements to which the Purchaser is a party.

Enforceability Opinion

2.7 Each of the Ontario Agreements constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser, in accordance with its terms.

3.    QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

3.1   We express no opinion as to the enforceability of the Purchase Agreement.

3.2 The enforceability of each of the Ontario Agreements is subject to bankruptcy, insolvency, arrangement, winding-up and other similar laws of general application affecting the enforcement of creditors' rights generally.

3.3 The enforceability of each of the Ontario Agreements is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court.

3.4 A provision in an Ontario Agreement which purports to sever from such Agreement, illegal, prohibited or unenforceable provisions without affecting the enforceability or validity of its remaining provisions, may be enforced only in the discretion of the court.

3.5 Costs and expenses incidental to all court proceedings are in the discretion of the court which can determine by whom and to what extent such costs and expenses shall be paid.

3.6 A court may decline to accept the factual and legal determinations of a party notwithstanding that a contract provides that the determinations of that party shall be conclusive.

3.7 The Currency Act (Canada) precludes a court in Canada from awarding a monetary judgment in any currency other than Canadian dollars.

3.8 A court may decline to hear an action if it determines in its discretion that it is not the proper forum.

3.9 Rights of indemnification may be limited under applicable law to the extent they directly or indirectly relate to liabilities imposed on a party by law for which it would be contrary to public policy to require another party to indemnify that party.

3.10 Any provision of either of the Ontario Agreements which provides for (i) the forfeiture of a deposit or any other property, or (ii) a particular calculation of damages upon breach, may not be enforceable if it is interpreted by a court to be a penalty or if the court determines that relief from forfeiture is appropriate.

3.11 We express no opinion as to the enforceability of any provision of either of the Ontario Agreements which purports to relieve a party from:

      3.11.1 a liability or duty otherwise owed by it; or

      3.11.2 liability in respect of acts or omissions which may be illegal, fraudulent or involve gross negligence or wilful misconduct.

3.12 We express no opinion as to the enforceability of any provision of either of the Ontario Agreements which states that modifications, amendments or waivers are not binding unless in writing.

3.13 Enforceability of certain of the Agreements may be subject to the limitations contained in the Limitations Act, 2002 (Ontario) and we express no opinion as to whether a court may find any provision of the Agreements to be unenforceable on the basis that it is an attempt to vary or exclude a limitation period under that Act.

3.14 We express no opinion as to the enforceability of any provision of an Ontario Agreement that is inconsistent with any provision of another Agreement except where the inconsistency is addressed by a paramountcy clause.

4.    RELIANCE

This opinion is solely for the benefit of the persons to whom it is addressed and not for the benefit of any other person. It is rendered solely in connection with the transaction outlined above. It may not be used or relied upon by any such addressee for any other purpose or relied upon by any other person for any purpose whatsoever without our prior written consent.

Yours truly,

                                                                      Comment 61

                                                                         ITEM 10

                                                                         ANNEX I

================================================================================

                          SECTION 116 ESCROW AGREEMENT

                             Dated ___________, 2005

                                     Between

                              LL ACQUISITION CORP.
                                  ("Purchaser")

                                       and

                       JUDY KEHOE, MARK ROHN AND TIM RYAN
                     (collectively, "Non-Resident Sellers")

                                       and

                               OGILVY RENAULT LLP
                          ("Section 116 Escrow Agent")

================================================================================

                                TABLE OF CONTENTS

RECITALS.......................................................................1

SECTION 1 - INTERPRETATION.....................................................1
      1.1   Definitions........................................................1
      1.2   Headings and Table of Contents.....................................2
      1.3   References.........................................................2
      1.4   Number and Gender..................................................2
      1.5   Time of Day........................................................2
      1.6   Business Day.......................................................2
      1.7   Severability.......................................................2
      1.8   Schedules..........................................................3

SECTION 2 - APPOINTMENT........................................................3
      2.1   Appointment........................................................3

SECTION 3 - PAYMENT INTO ESCROW AND ACKNOWLEDGEMENT............................3
      3.1   Withheld Amount....................................................3

SECTION 4 - HOLDING OF WITHHELD AMOUNT.........................................3
      4.1   Escrow.............................................................3
      4.2   Investment of Withheld Amount......................................3

SECTION 5 - DISTRIBUTION OF WITHHELD AMOUNT....................................4
      5.1   Distributions......................................................4

SECTION 6 - SECTION 116 ESCROW AGENT...........................................5
      6.1   General............................................................5
      6.2   Duties and Liabilities of Section 116 Escrow Agent.................5
      6.3   Disputes...........................................................6
      6.4   Resignation of Section 116 Escrow Agent............................6
      6.5   Removal of Section 116 Escrow Agent................................6
      6.6   Appointment of New Section 116 Escrow Agent........................7
      6.7   Failure to Appoint Replacement Agent...............................7
      6.8   New Section 116 Escrow Agent.......................................7
      6.9   No Agency..........................................................7
      6.10  Indemnity..........................................................7
      6.11  Discharge from Duties..............................................8
      6.12  Expenses...........................................................8
      6.13  Waiver of Claims...................................................8
      6.14  Consolidation of Section 116 Escrow Agent..........................9

SECTION 7 - MISCELLANEOUS.............................................. .......9
      7.1   Further Assurances.................................................9
      7.2   Notices............................................................9
      7.3   Time..............................................................10
      7.4   Governing Law.....................................................10


                                      (i)

      7.5   Entire Agreement..................................................11
      7.6   Execution in Counterparts.........................................11

Schedule "A" - Investment Direction


                                      (ii)

                          SECTION 116 ESCROW AGREEMENT

This Agreement is dated ____________, 2005, between

                       LL ACQUISITION CORP.
                       ("Purchaser")

                                       and

                       JUDY KEHOE, MARK ROHN AND TIM RYAN
                       (collectively, "Non-Resident Sellers")

                                       and

                       OGILVY RENAULT LLP
                       ("Section 116 Escrow Agent")

RECITALS

A. Purchaser and Non-Resident Sellers are parties to a stock purchase agreement dated September 2, 2005 (the "Purchase Agreement") under which Purchaser agreed to acquire all of the shares in Lower Lakes Towing Ltd. from the parties thereto, including the Non-Resident Sellers;

B. Non-Resident Sellers have agreed pursuant to Section 1.5 of the Purchase Agreement that the Withheld Amount (as defined in the Purchase Agreement) will be held and distributed by the Section 116 Escrow Agent in accordance with this Agreement; and

C. Purchaser has agreed pursuant to Section 7.8 of the Purchase Agreement to deliver the Withheld Amount to the Section 116 Escrow Agent to be held and distributed by the Section 116 Escrow Agent in accordance with this Agreement.

FOR VALUE RECEIVED, the parties agree as follows:

SECTION 1 - INTERPRETATION

1.1 Definitions.

      All capitalized terms defined in the Purchase Agreement that are not defined in this Agreement shall have the meaning ascribed to them in the Purchase Agreement. In this Agreement:

(1) Agreement means this escrow agreement, all attached schedules and any agreement or schedule supplementing or amending this agreement.

(2) Business Day means a day (other than a Saturday or Sunday), on which commercial banks are open for business in New York, New York and Toronto, Ontario.

(3) Deadline means the 29th day after the last day of the month in which the Closing Date falls or such later date or event provided, in writing, by the Canada Revenue Agency prior to which no amount of the Withheld Amount is required to be remitted under S.116(5) of the Income Tax Act (Canada).

(4) Purchase Agreement has the meaning ascribed thereto in the recitals.

(5) Transmission means any electronic means of sending messages, including telex or facsimile transmission, which produces a paper record.

1.2 Headings and Table of Contents.

      The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.3 References.

      Unless otherwise specified, all references in this Agreement to Recitals, Sections and Schedules are to the recitals to, sections of, and schedules to, this Agreement, respectively.

1.4 Number and Gender.

      Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders. The term "including" shall be interpreted to mean "including without limitation".

1.5 Time of Day.

      Unless otherwise specified, references to time of day or date mean local time or date in Toronto, Canada.

1.6 Business Day.

      If, under this Agreement, any payment is to be made or any other action taken, on a day which is not a Business Day, that payment is to be made, and that other action is to be taken, as applicable, on the next day that is a Business Day.

1.7 Severability.

      If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

      (a) the legality, validity or enforceability of the remaining provisions of this Agreement; or

      (b) the legality, validity or enforceability of that provision in any other jurisdiction.

1.8 Schedules.

      The following Schedules are attached to and form part of this Agreement:

      Schedule "A" - Investment Direction

      Schedule "B" - Payment Direction

SECTION 2 - APPOINTMENT

2.1 Appointment.

      Purchaser and Non-Resident Sellers hereby appoint the Section 116 Escrow Agent to act, and the Section 116 Escrow Agent agrees to act, as Section 116 Escrow Agent in accordance with the terms and conditions of this Agreement.

SECTION 3 - PAYMENT INTO ESCROW AND ACKNOWLEDGEMENT

3.1 Withheld Amount.

      Purchaser herewith delivers to the Section 116 Escrow Agent, and the
Section 116 Escrow Agent hereby acknowledges receipt of the Withheld Amount of US$___________ payable to Ogilvy Renault LLP, in trust.

SECTION 4 - HOLDING OF WITHHELD AMOUNT

4.1 Escrow.

      The Withheld Amount, together with any interest earned thereon or other proceeds therefrom, shall be held in trust by the Section 116 Escrow Agent in accordance with this Agreement.

4.2 Investment of Withheld Amount.

      The Section 116 Escrow Agent shall deposit the Withheld Amount together with any interest earned thereon in an interest bearing trust account or any other account as provided for herein. The Section 116 Escrow Agent shall invest the Withheld Amount as directed by Non-Resident Sellers and Purchaser, such directions to be substantially in the form of Schedule "A". The Section 116 Escrow Agent: (i) makes no representation as to the income, profit, yield or return available or to be earned upon the Withheld Amount, or as to the certainty of return of principal of amounts invested in accordance with the terms hereof; and (ii) shall bear no liability for any failure to achieve the maximum possible or desired yield or return from the Withheld Amount or for loss of principal of amounts invested in accordance with the terms hereof. Non-Resident Sellers shall pay all income and other taxes applicable or exigible on any interest or other income it receives on the Withheld Amount.

SECTION 5 - DISTRIBUTION OF WITHHELD AMOUNT

5.1 Distributions.

(1) If, prior to the Deadline, a Non-Resident Seller delivers or causes to be delivered to Purchaser:

      (a) a Section 116(2) Certificate in respect of the disposition of the Non-Resident Purchase Shares, then the Section 116 Escrow Agent will promptly pay to such Non-Resident Seller the lesser of (1) the Withheld Amount and (2) the Withheld Amount less 25% of the amount, if any, by which the Non-Resident Purchase Price exceeds the certificate limit specified in such Section 116(2) Certificate, together with any interest or other income earned on the Withheld Amount to the date of that payment (net of any applicable Taxes), and the Section 116 Escrow Agent will promptly pay to the Receiver General for Canada 25% of the amount, if any, by which the Non-Resident Purchase Price exceeds the certificate limit specified in such Section 116(2) Certificate (and the amount so paid will be credited to Purchaser as payment on account of the amount owing to such Non-Resident Seller in respect of the Purchase Price); or

      (b) a certificate issued under subsection 116(4) of the Tax Act (a "Section 116(4) Certificate") in respect of the disposition of such Non-Resident Purchase Shares, then the Section 116 Escrow Agent will promptly pay the Withheld Amount to such Non-Resident Seller, together with any interest or other income earned on the Withheld Amount to the date of that payment (net of any applicable Taxes).

(2) If no Section 116(2) Certificate or Section 116(4) Certificate has been delivered to the Purchaser by a Non-Resident Seller by the Deadline, then the Withheld Amount in respect of such Non-Resident Seller will be remitted by the
Section 116 Escrow Agent to the Receiver General for Canada as contemplated by Subsection 116(5) of the Tax Act on the 30th day after the end of the month in which Closing occurs (the "Remittance Date"), and the amount so remitted will be credited to Purchaser on account of the amount payable to such Non-Resident Seller by the Purchaser in respect of the Purchase Price; provided, however, that if the Canada Revenue Agency confirms in writing on or before the Remittance Date that Purchaser may continue to hold the Withheld Amount until a later date or event without adverse consequences to the Purchaser, then the
Section 116 Escrow Agent will continue to hold that amount on the terms and conditions of this Section 5.1, and on the terms outlined in the confirmation from the Canada Revenue Agency, if any, and the Deadline and the Remittance Date will be deemed to have been extended until that later date or event specified by the Canada Revenue Agency. Any interest or other income earned in connection with the Withheld Amount from Closing to the Remittance Date (net of any applicable Taxes) will be paid promptly by the Section 116 Escrow Agent to the Non-Resident Seller upon the release or remittance of the Withheld Amount.

(3) If, following Closing, the Canada Revenue Agency indicates, in respect of a particular Non-Resident Seller, that a Section 116(2) Certificate with a certificate limit in an amount which is not less than the Non-Resident Purchase Price or a Section 116(4) Certificate will be issued in respect of the disposition of Non-Resident Purchase Shares upon the payment of an amount (the "Tax Amount") that does not exceed the applicable Withheld Amount, then the
Section 116 Escrow Agent will remit the Tax Amount to the Receiver General for Canada as payment of the Tax Amount (and the amount so remitted will be credited to Purchaser as payment on account of the amount owing to the applicable Non-Resident Seller in respect of the Purchase Price). Upon delivery of such certificate, the Section 116 Escrow Agent shall release the Withheld Amount to the applicable Non-Resident Seller (plus any interest or other income earned thereon, net of any applicable Taxes), less the Tax Amount.

SECTION 6 - SECTION 116 ESCROW AGENT

6.1 General.

      The Section 116 Escrow Agent agrees to hold and deal with the Withheld Amount in accordance with this Agreement.

6.2 Duties and Liabilities of Section 116 Escrow Agent.

(1) Liability. The Section 116 Escrow Agent shall not be liable or answerable for anything whatsoever in connection with this Agreement or any instrument or agreement required hereunder, including enforcement of this Agreement or any such instrument or agreement, except for its own wilful misconduct or gross negligence, and the Section 116 Escrow Agent shall not have any duty or obligation other than those expressly provided herein. Notwithstanding anything contained herein or elsewhere to the contrary, the Section 116 Escrow Agent shall not have any liability to Purchaser in respect of the deposit or investment of the Withheld Amount in accordance with this Agreement, including without limitation, the nature of the deposit or investment, the income or interest received in connection therewith and the term to maturity thereof.

(2) Other Agreements. The Section 116 Escrow Agent shall only be bound to act as set forth in this Agreement and the Section 116 Escrow Agent shall not be bound in any way by any agreement or contract between Purchaser and Non-Resident Sellers (whether or not such Section 116 Escrow Agent has any knowledge thereof), including the Purchase Agreement.

(3) Directions and Court Orders. The Section 116 Escrow Agent shall comply with such notices, directions and instructions as are provided for in this Agreement and any order, judgement or decree of any court of competent jurisdiction. If any part or all of the Withheld Amount held in escrow by the Section 116 Escrow Agent is at any time attached or seized under any court order or in case any judicial order, judgement or decree shall be made affecting this Agreement or any part hereof then, in any such event, the Section 116 Escrow Agent is authorized to rely upon and comply with such order, judgment or decree, and in the case of such compliance, the Section 116 Escrow Agent shall not be liable by reason thereof to Non-Resident Sellers or Purchaser or to any other person even if thereafter any such order, judgement or decree is reversed, modified, annulled, set aside or vacated. The Section 116 Escrow Agent is not bound to enquire into the authority of any person signing any certificates, instructions, directions or orders hereunder.

(4) Reliance on Experts. The Section 116 Escrow Agent may employ such counsel of its choosing as it may reasonably deem necessary for the proper discharge of its duties hereunder. The Section 116 Escrow Agent may, in relation to its obligations hereunder, act on the opinion, advice or information obtained from such counsel, but shall not be bound to act upon such opinion, advice or information and shall not be held responsible for any loss occasioned for so acting or not so acting, as the case may be, except if such loss results from the wilful misconduct or gross negligence of the Section 116 Escrow Agent. The
Section 116 Escrow Agent may employ such assistance as may be reasonably necessary to properly discharge its duties.

(5) Other Reliance. The Section 116 Escrow Agent shall be entitled to rely upon any instrument or agreement required hereunder and upon statements and communications received jointly from Non-Resident Sellers and Purchaser (or from any other person) believed by it to be authentic, and shall not be liable for any action taken or omitted in good faith on such reliance.

6.3 Disputes.

      Should any controversy arise with respect to the Section 116 Escrow Agent's duties hereunder or under any other matter related to this Agreement, the Section 116 Escrow Agent may, at the expense of the other parties, apply to a Judge of a court of competent jurisdiction to determine the rights of the parties. The Section 116 Escrow Agent shall be entitled to refrain from taking any action contemplated by this Agreement in the event that it becomes aware of any disagreement between the parties hereto as to any facts or as to the happening of any contemplated event precedent to such action.

6.4 Resignation of Section 116 Escrow Agent.

      The Section 116 Escrow Agent may resign at any time by giving fifteen (15) days notice in writing to Non-Resident Sellers and Purchaser.

6.5 Removal of Section 116 Escrow Agent.

      Non-Resident Sellers and Purchaser, acting jointly, may at any time remove such Section 116 Escrow Agent from its role as Section 116 Escrow Agent hereunder on seven days written notice to that Section 116 Escrow Agent.

6.6 Appointment of New Section 116 Escrow Agent.

      If the Section 116 Escrow Agent gives notice of resignation under Section
6.4 or is removed under Section 6.5, Purchaser shall appoint a new Section 116 Escrow Agent (providing written notice thereof to Non-Resident Sellers).

6.7 Failure to Appoint Replacement Agent.

      Upon the effective date of resignation or removal of an Section 116 Escrow Agent pursuant to Section 6.4 or 6.5, as the case may be, if a successor Section 116 Escrow Agent has not been appointed, then on notice to Non-Resident Sellers and Purchaser, the Section 116 Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Section 116 Escrow Agent; failing such application to such court within 30 days from the effective date of such resignation or removal, the Section 116 Escrow Agent, on notice to Non-Resident Sellers and Purchaser, may deposit the Withheld Amount (or provide control thereof if invested) and all related records and documents with a court of competent jurisdiction pending the appointment of a successor Section 116 Escrow Agent, and the duties and obligation of such Section 116 Escrow Agent hereunder shall thereupon cease.

6.8 New Section 116 Escrow Agent.

      Any new Section 116 Escrow Agent shall agree in writing to be bound by this Agreement and thereupon shall be vested with the same powers and rights and shall be subject to the same duties and obligations as if it had executed this Agreement as the Section 116 Escrow Agent and, unless otherwise directed in writing jointly by Non-Resident Sellers and Purchaser, and upon satisfaction of all of its fees and expenses, the former Section 116 Escrow Agent shall cause to be delivered the Withheld Amount (or control thereof if invested) and all related records and documents to the new Section 116 Escrow Agent, execute all such transfers and other documents and do all such other acts and things as the new Section 116 Escrow Agent may reasonably request for the purpose of giving effect thereto.

6.9 No Agency.

      Non-Resident Sellers and Purchaser acknowledge that the Section 116 Escrow Agent is acting solely as depositary at their request and for their convenience and, notwithstanding anything to the contrary herein contained, the Section 116 Escrow Agent shall not be deemed to be the agent of Non-Resident Sellers or Purchaser except as otherwise expressly provided herein. Purchaser acknowledges that Section 116 Escrow Agent is legal counsel to Non-Resident Sellers under the Purchase Agreement and that Escrow Agent shall continue as such in all circumstances.

6.10 Indemnity.

(1) Purchaser and Non-Resident Sellers agree to, severally but not jointly, indemnify and hold harmless the Section 116 Escrow Agent from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursement, including legal or adviser fees and disbursements of whatever kind and nature (collectively, "Losses") which may at any time be imposed on, incurred by or asserted against the Section 116 Escrow Agent, arising from or out of any act, omission or error of the Section 116 Escrow Agent made in the conduct of its duties hereunder; provided that Purchaser shall not be required to indemnify the Section 116 Escrow Agent against Losses arising out of and from the gross negligence or wilful misconduct of the Section 116 Escrow Agent or any agent employed by the Section 116 Escrow Agent in carrying out its obligations hereunder. IN NO EVENT SHALL THE SECTION 116 ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES WHICH RESULT FROM THE
SECTION 116 ESCROW AGENT'S FAILURE TO ACT IN ACCORDANCE WITH THE STANDARDS SET FORTH IN THIS AGREEMENT, OR (ii) SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF THE
SECTION 116 ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. This provision shall survive the resignation or removal of the Section 116 Escrow Agent or the termination of this Agreement.

6.11 Discharge from Duties.

(1) Disposal of Funds. Upon disposing of all of the Withheld Amount in accordance with the provisions of this Agreement, the Section 116 Escrow Agent shall be relieved and discharged from all claims and liabilities relating to the Withheld Amount and the Section 116 Escrow Agent shall not be subject to any claims made by or on behalf of any party hereto except claims relating to the negligence or wilful misconduct of the Section 116 Escrow Agent or any agent employed by the Section 116 Escrow Agent in carrying out its obligations hereunder.

(2) Removal on Resignation. Upon resigning or being removed pursuant to Section
6.4 or 6.5, the Section 116 Escrow Agent shall distribute the Withheld Amount and any interest or other income earned thereon to the new Section 116 Escrow Agent appointed pursuant to Section 6.6 and the Section 116 Escrow Agent shall, upon such distribution, be discharged from all further duties and obligations hereunder and shall not be subject to any claims made by or on behalf of any party hereto except claims relating to the negligence or wilful misconduct of the Section 116 Escrow Agent or any agent employed by the Section 116 Escrow Agent in carrying out its obligations hereunder.

6.12 Expenses.

      The reasonable fees and expenses of the Section 116 Escrow Agent shall be borne by the Purchaser.

6.13 Waiver of Claims.

      Each party hereto waives any claims or demands against the Section 116 Escrow Agent and its principals with respect to all acts taken by such Section 116 Escrow Agent in conformance with this Agreement. The Section 116 Escrow Agent shall not have any duty to take any action other than as specifically provided for in this Agreement. The Section 116 Escrow Agent shall not have any liability for any non-action if such action has been restrained by any order of any court or administrative agency or if, in its sole discretion, it determines that any such action would violate any law or governmental regulation.

6.14 Consolidation of Section 116 Escrow Agent.

      Any corporation, partnership or other entity into which the Section 116 Escrow Agent may be merged or converted shall succeed to all the Section 116 Escrow Agent's rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

SECTION 7 - MISCELLANEOUS

7.1 Further Assurances.

      Non-Resident Sellers and Purchaser shall from time to take or cause to be taken such action and execute and deliver (or cause to be executed and delivered) such documents and further assurances as may, in the reasonable opinion of counsel for the other parties, be necessary or advisable to give effect to this Agreement.

7.2 Notices.

      Any notice, demand or other communication (in this Section, a "notice") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(1) delivered in person during normal business hours of the recipient on a Business Day and left with the recipient, for notices delivered to individuals, or a receptionist or other responsible employee of the recipient at the relevant address set forth below;

(2) except during any period of actual or imminent interruption of postal services due to strike, lockout or other cause, sent by registered mail;

      sent by Transmission, charges prepaid and confirmed by registered mail as provided in Subsection (2), as follows:

      if to Purchaser:

      LL Acquisition Corp.
      c/o Hyde Park Holdings LLC
      450 Park Avenue, Suite 1001
      New York, New York  10022
      Attention:  Laurence Levy
      Tel: (212) 644-3455
      Fax: (212) 644-6262
      if to Judy Kehoe:

      43423 Turnberry Isle Ct.
      Leesburg, Virginia  20176

      if to Mark Rohn:

      162 Moore Road
      Avon Lake, Ohio 44012

      if to Tim Ryan:

      1737 Warrington Drive
      Henderson, Nevada 89053

      if to the Section 116 Escrow Agent:

      Ogilvy Renault LLP
      Royal Bank Plaza, South Tower
      200 Bay Street, P.O. Box 84
      Toronto, Ontario, Canada
      Attention:  Barry N. Segal
      Tel: 416.216.4861
      Fax: 416.216.3930

Any notice so given shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any interruption of postal services due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day that notice was sent by Transmission, provided such day is a Business Day and the message is delivered during business hours on the same Business Day and if not, during business hours on the first Business Day thereafter. Addresses for notice may be changed by giving notice in accordance with this Section.

7.3 Time.

      Time shall be of the essence of this Agreement.

7.4 Governing Law.

      This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario, Canada.

7.5 Entire Agreement.

      This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and understandings. No provision may be amended or waived except in writing.

7.6 Execution in Counterparts.

      This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. A party's transmission by facsimile of a copy of this Agreement duly executed by that party shall constitute effective delivery by that party of an executed copy of this Agreement to the party receiving the transmission. A party that has delivered this Agreement by facsimile shall forthwith deliver an originally executed copy to the other party or parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                                  LL ACQUISITION CORP.

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:



--------------------------                            --------------------------
WITNESS                                               JUDY KEHOE



--------------------------                            --------------------------
WITNESS                                               MARK ROHN



--------------------------                            --------------------------
WITNESS                                               TIM RYAN


                                                  OGILVY RENAULT LLP

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:

                       Schedule "A" - Investment Direction

                        Form of Direction with respect to
                          Investment of Withheld Amount

RE: Investment of Witheld Amount held by the Section 116 Escrow Agent pursuant to the Section 116 Escrow Agreement made between LL Acquisition Corp., Judy Kehoe, Mark Rohn, Tim Ryan and Ogilvy Renault LLP (the "Section 116 Escrow Agent") and dated as of ______________, 2005 (the "Section 116 Escrow Agreement")

_______________________________________________

This direction is given pursuant to Section 4.1 of the Section 116 Escrow Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Section 116 Escrow Agreement.

The undersigned hereby jointly authorize and direct the Section 116 Escrow Agent to invest the following Withheld Amount as follows as soon as is practicable:

INVESTMENT:

TERM:

TOTAL AMOUNT: US Dollars

and this shall be your good, sufficient and irrevocable authority to do so.


                                                  LL ACQUISITION CORP.

                                                  By:
                                                      --------------------------
                                                      Name:
                                                      Title:



--------------------------                            --------------------------
WITNESS                                               JUDY KEHOE



--------------------------                            --------------------------
WITNESS                                               MARK ROHN



--------------------------                            --------------------------
WITNESS                                               TIM RYAN

                                                                      Comment 61

                                                                         ITEM 11

                                    EXHIBIT 8

                COMPANY AND EACH SUBSIDIARY INDEBTEDNESS PARTIES

1. General Electric Capital Corporation pursuant to Credit Agreements dated as of September 22, 2004 and April 22, 2005.

2. GE Canada Finance Holding Company pursuant to a Credit Agreement dated as of September 22, 2004.

3. GE Canada Asset Financing Inc. pursuant to a Credit Agreement dated as of September 22, 2004.

4. GE Canada Equipment Financing G.P. pursuant to a Credit Agreement dated as of September 22, 2004.

5.    Royal Bank of Canada, through its operating division RBC Capital Partners.

6.    Canadian Imperial Bank of Commerce.

7.    Universal Insulations Holdings Limited.

8.    Norvest Mezzanine Fund Limited Partnership.

                                                                      Comment 61

                                                                         ITEM 12

                                    EXHIBIT 9

                               SELLERS' ADDRESSES

--------------------------------------------------------------------------------
  Shareholder      Country of Residency                 Address
--------------------------------------------------------------------------------
RBCP               Canada                     P.O. Box 50
                                              Royal Bank Plaza
                                              4th Floor, North Tower
                                              Toronto, Ontario M5J 2W7
--------------------------------------------------------------------------------
CIBC               Canada                     Special Loans, Head Office
                                              6th Floor, Commerce Court West
                                              Toronto, Ontario M5L 1A2
--------------------------------------------------------------------------------
Universal          Canada                     P.O. Box 4
                                              Aurora, Ontario L4W 3H1
--------------------------------------------------------------------------------
Norvest            Canada                     1 Adelaide Street East
                                              Suite 2800
                                              P.O. Box 198
                                              Toronto, Ontario M5C 2V9
--------------------------------------------------------------------------------
Victor Roskey      Canada                     912 Elizabeth Road S.W.
                                              Calgary, Alberta T2S 1M9
--------------------------------------------------------------------------------
Scott Bravener     Canada                     3 Jaylin Crescent
                                              Port Dover, Ontario N0A 1N7
--------------------------------------------------------------------------------
Tim Ryan           United States of America   1737 Warrington Drive
                                              Henderson, Nevada 89053, USA
--------------------------------------------------------------------------------
Mark Rohn          United States of America   162 Moore Road
                                              Avon Lake, Ohio 44012, USA
--------------------------------------------------------------------------------
Judy Kehoe         United States of America   43423 Turnberry Isle Ct, Leesburg,
                                              Virginia  20176, USA
--------------------------------------------------------------------------------

                                                                      Comment 61

                                                                         ITEM 13

                               ----------------------------------------------------------------------------------------------------
                                 Apr-05         May-05         Jun-05         Jul-05         Aug-05         Sep-05         Oct-05
                               ----------------------------------------------------------------------------------------------------
Forecast
($ US)

Current Assets
Accounts Receivable            $4,534,637     $7,269,879     $7,629,857     $7,863,819     $7,949,295     $7,778,342     $7,863,819
Inventory                       1,180,000      1,180,000      1,263,333      1,263,333      1,263,333      1,263,333      1,263,333
Prepaids/Deposits                 783,333        658,333        575,000        491,667        650,000        650,000        700,000
                               ----------------------------------------------------------------------------------------------------
   Total Current Assets        $6,497,971     $9,108,212     $9,468,191     $9,618,819     $9,862,628     $9,691,676     $9,827,152

Current Liabilities
Accounts Payable               $6,989,488     $5,515,969     $3,547,414     $3,618,025     $3,649,862     $3,586,543     $3,618,025
                               ----------------------------------------------------------------------------------------------------
   Total Current Liabilities   $6,989,488     $5,515,969     $3,547,414     $3,618,025     $3,649,862     $3,586,543     $3,618,025

                               ----------------------------------------------------------------------------------------------------
Net Working Capital             ($491,518)    $3,592,243     $5,920,777     $6,000,794     $6,212,766     $6,105,133     $6,209,127
                               ====================================================================================================

                               ----------------------------------------------------------------------
                                 Nov-05         Dec-05         Jan-06         Feb-06         Mar-06
                               ----------------------------------------------------------------------
Forecast
($ US)

Current Assets
Accounts Receivable            $7,778,342     $7,480,599     $2,458,155     $        0     $        0
Inventory                       1,263,333      1,263,333      1,180,000      1,180,000      1,180,000
Prepaids/Deposits                 700,000        616,667        616,667        825,000        825,000
                               ----------------------------------------------------------------------
   Total Current Assets        $9,741,676     $9,360,599     $4,254,822     $2,005,000     $2,005,000

Current Liabilities
Accounts Payable               $3,586,543     $3,494,232     $2,626,454     $2,699,999     $4,600,000
                               ----------------------------------------------------------------------
   Total Current Liabilities   $3,586,543     $3,494,232     $2,626,454     $2,699,999     $4,600,000

                               ----------------------------------------------------------------------
Net Working Capital            $6,155,133     $5,866,367     $1,628,368      ($694,999)   ($2,595,000)
                               ======================================================================

                                                                      Comment 61

                                                                         ITEM 14

                                                                         ANNEX J

                          RAND ACQUISITION CORPORATION

                            MANAGEMENT BONUS PROGRAM

                          RAND ACQUISITION CORPORATION
                            MANAGEMENT BONUS PROGRAM

1. ESTABLISHMENT AND PURPOSE

The Rand Acquisition Corporation Management Bonus Program (the "Plan") is established by Rand Acquisition Corporation (the "Company") to retain persons eligible to participate in the Plan; motivate Participants to achieve long-term Company goals; and further align Participants' interests with those of the Company's stockholders. The Plan is adopted as of , , 2005 (the "Effective Date").

2. DEFINITIONS

For purposes of this Plan, the following terms are defined as set forth below:

      (a) "Affiliate" means any "parent corporation" or "subsidiary corporation" of the Company as such terms are defined in Section 424(e) and 424(f) of the Code.

      (b) "Audited EBITDA" means the actual EBITDA as determined after each Fiscal Year in accordance with GAAP.

      (c) A Participant's "Award" means an amount equal to such Participant's Vested Share multiplied by such Participant's Plan Account Balance.

      (d) A Participant's "Base Amount" means the opening balance of such Participant's Plan Account Balance, as specified in "Attachment A".

      (e)   "Board" means the Board of Directors of the Company.

      (f) "Budgeted EBITDA" means the anticipated EBITDA determined by the Board prior to each Fiscal Year.

      (g) "Cause" means (i) conviction of the Participant of a criminal offence involving fraud, larceny, misappropriation of funds, embezzlement or dishonesty; (ii) receipt by or on behalf of the Participant or any member of the Participant's immediate family of any personal profit arising out of in connection with a transaction to which the Company or an Affiliate is party without making full prior disclosure to the Company or such Affiliate; (iii) any misfeasance, nonfeasance or malfeasance by the Participant in the performance of his or her duties which causes material harm to the Company or an Affiliate; (iv) failure of the Participant to follow and carry out the lawful instructions of his superior after notice and reasonable opportunity for the Participant to cure such failure;
            (v) the Participant having been under the influence of drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or alcohol during the performance of his or her duties (it being understood that the Participant may attend industry functions at which alcohol will be consumed by the Participant), or while otherwise under the influence of drugs or alcohol, engages in inappropriate conduct; or (vi) the Participant having engaged in behavior that would constitute grounds for liability for sexual harassment, discrimination. Notwithstanding the foregoing, if the Participant and the Company or an Affiliate have entered into an employment or services agreement which defines the term "Cause" (or a similar term), such definition shall govern for purposes of determining whether such Participant has incurred a Separation of Service for Cause for purposes of this Plan.

      (h) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

      (i) "Commission" means the Securities and Exchange Commission or any successor agency.

      (j) "Committee" means a committee of Directors appointed by the Board to administer this Plan.

      (k) "Company" means Rand Acquisition Corporation, a Delaware corporation.

      (l)   "Director" means a member of the Company's Board of Directors.

      (m) "Disability" means: (1) the Company has provided a written notice to the Participant supported by a written statement from a reputable independent physician selected by the Company to the effect that the Participant shall have become so incapacitated as to be unable to resume, within 90 days, his or her employment with the Company or an Affiliate by reason of physical or mental illness or injury; or (ii) the Company has provided written notice to the Participant that the Participant has been unable to substantially perform his or her duties to the Company or an Affiliate for 90 consecutive days (exclusive of any permitted vacation days) or for 120 days in any 360 day period by reason of any physical or mental illness or injury.

      (n) "EBITDA" or "Earnings Before Interest Taxes Depreciation and Amortization" means the sum, without duplication, of the net income of the Company determined in accordance with GAAP (consistently applied to the extent past practice qualifies as GAAP), as: (1) reduced by the amount of any (i) extraordinary income, (ii) net gains resulting from the sale or other disposition of assets not in the ordinary course of business and (iii) income attributable to adjustments relating to prior periods; all as the foregoing items are included in connection with the determination of net income and determined on a consolidated basis and in accordance with GAAP (consistently applied to the extent past practice qualifies as

            GAAP); and as (2) increased by the amount of any (i) interest expense, (ii) taxes, (iii) depreciation expense, (iv) amortization expense, (v) extraordinary losses, (vi) net losses resulting from the sale or other disposition of assets not in the ordinary course of business, (vii) deductions or losses attributable to adjustments relating to prior periods; all as the foregoing items are deducted in connection with the determination of net income and determined on a consolidated basis and in accordance with GAAP (consistently applied to the extent past practice qualifies as GAAP).

      (o) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

      (p) "Fiscal Year" means the twelve month period ended March 31 of each year.

      (q) "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession which are applicable to the circumstances from time to time.

      (r)   "Participant" means a person designated as such in accordance with
            Section 3.

      (s) A Participant's "Plan Account Balance" means the Base Amount for such Participant, as adjusted in accordance with Section 5.

      (t) "Representative" means (i) the person or entity acting as the executor or administrator of a Participant's estate pursuant to the last will and testament of a Participant or pursuant to the laws of the jurisdiction in which the Participant had his or her primary residence at the date of the Participant's death; (ii) the person or entity acting as the guardian or temporary guardian of a Participant; or (iii) the person or entity which is the beneficiary of the Participant upon or following the Participant's death.

      (u) "Separation from Service" is given the same meaning as such term is defined under Section 409A of the Code and any regulation promulgated, or any guidance released, thereunder. A Participant shall not be considered to have incurred a Separation from Service on account of a transfer (i) from employment with the Company to employment with an Affiliate, (ii) from employment with an Affiliate to employment with the Company, or (iii) from employment with an Affiliate to employment with another Affiliate.

      (v) "Stock" means a share of the common stock, par value $.0001 per share, of the Company.

      (w) A Participant's "Vested Share" means the portion of the Plan Account Balance for such Participant in which such Participant is vested as provided in Section 6.

In addition, certain other terms used herein have the definitions given to them in the first places in which they are used.

3. ELIGIBILITY

Participation in the Plan shall be limited to the individuals listed on "Attachment A" hereto (the "Participants").

4. AWARDS

Subject to Section 8(a), the Award granted to a Participant under this Plan shall be equal to such Participant's Vested Share multiplied by such Participant's Plan Account Balance as of the Payment Date.

5. PLAN ACCOUNT BALANCE

Following the Effective Date, each Participant's Plan Account Balance will be adjusted as follows:

      As of March 31, 2007 and 2008, each Plan Account Balance will be increased or decreased pursuant to the following formula:

                                   Audited EBITDA for the Fiscal Year then ended
      Plan Account Balance at      ---------------------------------------------
      the time of adjustment   X   Audited EBITDA for the immediately preceding
                                   Fiscal Year

6. VESTING

Subject to the provisions of Section 8, on each of March 31, 2006, 2007 and 2008, each Participant then employed by the Company or an Affiliate shall vest into one-third of such Participant's Plan Account Balance (such vested portion thereafter being referred to as such Participant's "Vested Share").

7. DISTRIBUTION; REGISTRATION RIGHTS

All Awards under the Plan will be settled on July 31, 2008 (the "Payment Date"). All Awards may be settled in cash and/or in Stock (valued at the Stock's volume weighted average price for the 20 trading days preceding March 31, 2008), or any combination thereof, all in the discretion of the Administrator. Notwithstanding any other provision of the Plan, if, as of the Payment Date, a Participant's Plan Account Balance is greater than would result pursuant to the following formula, such Participant's Plan Account Balance shall be reduced to the amount determined pursuant to the following formula prior to the settlement of an Award under the Plan:

                                   Stock's volume weighted average price for the
                                   20 trading days preceding the Payment Date
      Base Amount              X   ---------------------------------------------
                                   Stock's volume weighted average price for the 20 trading days preceding the Effective Date

The Company shall enter into the Registration Rights Agreement attached as "Attachment B" hereto with any Participant that is issued Stock in settlement of an Award under the Plan.

8. SEPARATION FROM SERVICE

The provisions of this Section 8 shall apply in the event a Participant incurs a Separation from Service from the Company or an Affiliate at any time prior to the date on which the Participant shall become fully vested in its Plan Account Balance as set forth in Section 6:

      (a) Should a Participant incur a Separation from Service from the Company or an Affiliate by reason of death, Disability or termination by the Company or an Affiliate without Cause (which shall include for Participants with whom the Company or an Affiliate is party to an employment or services agreement, a termination by the Participant for "Good Reason" (as defined in any such agreement) at any time prior to the date on which the Participant shall become fully vested in its Plan Account Balance as set forth in Section 6, then (i) such Participant shall, as of the effective date of such Separation from Service, become fully vested in its Plan Account Balance and (ii) such Participant (or such Participant's legal representative) shall have the option, exercisable by written notice to the Company within fourteen (14) days of the effective date of such Separation from Service, to elect to freeze the amount of such Participant's Award at an amount equal to the Award to which such Participant would be entitled if the Payment Date were the effective date of such Separation from Service (calculated in accordance with Section 7, including the limiting formula therein, and based on such Participant's Plan Account Balance as of the effective date of such Separation from Service). A Participant who does not timely deliver the notice referred to in this Section 8(a) shall be deemed to have elected not to have frozen an Award hereunder, and such Participant's Award shall be calculated in accordance with Section 4 and settled in accordance with Section 7. All Awards, whether or not frozen pursuant to this Section 8(a), shall be settled on the Payment Date in accordance with Section 7.

      (b) Should a Participant incur a Separation from Service from the Company or an Affiliate for Cause, or incur a Separation from Service from the Company or an Affiliate voluntarily (other than for Good Reason, if applicable, which shall be deemed a termination without Cause and be treated in the manner set forth in clause (a) of this Section 8) without providing the Company or the Affiliate, as applicable, 60 days advance notice of such voluntary Separation from Service, then such Participant's rights to its Plan Account Balance, including with respect to its Vested Share, shall be forfeited, and such Participant shall no longer have any rights in or to its Plan Account Balance or under the Plan.

      (c) A Participant that incurs a voluntary Separation from Service from the Company or an Affiliate (other than for Good Reason, if applicable, which shall be deemed a termination without Cause and be treated in the manner set forth in clause (a) of this Section 8) and who does provide the Company or such Affiliate, as applicable, with 60 days advance notice of such voluntary Separation from Service, shall retain its Vested Share as of the effective date of such Separation from Service (and shall receive an Award based on such Vested Share on the Payment Date in accordance with Section 7) but shall, as of such effective date, cease to further vest in such Participant's Plan Account Balance.

      (d) Any unvested portion of a Participant's Plan Account Balance resulting from a Separation from Service described in Section 8(c) shall be added to the Plan Account Balances of each then remaining Participant (other than Participants that have elected to freeze their Award pursuant to Section 8(a)) in proportion to the respective Plan Account Balance of each such remaining Participant, and with respect to each such remaining Participant, in proportion to each such Participant's vested and unvested Plan Account Balance.

9. ADMINISTRATION

The Plan shall be administered by a Committee; provided, however, that, if at any time no Committee shall be in office, the Plan shall be administered by the Board. As used herein, the term "Administrator" means the Board or any of its Committees as shall be administering the Plan. The Administrator will enforce the Plan in accordance with its terms and will have all powers necessary to accomplish that purpose, including, but not limited to, the following discretionary authority:

      (a)   to make determinations as to any Award granted under this Plan;

      (b) to make such adjustments as are reasonably necessary to account for extraordinary or special events or circumstances, including adjustments to Budgeted EBITDA on account of acquisitions of assets or businesses out of the ordinary course of business or other extraordinary transactions not contemplated in estimating Budgeted EBITDA;

      (c) to determine the amount and the permissible methods of payment under the Plan;

      (d)   to construe and interpret the Plan and the terms hereof;

      (e) to appoint and compensate agents, counsel, auditors or other specialists to aid it in the discharge of its duties and the administration of the Plan;

      (f) to authorize all distributions in accordance with the provisions of the Plan;

      (g) to keep records relating to the Participants and other matters applicable to the Plan;

      (h) to prescribe procedures to be followed by the Participant in claiming benefits; and

      (i) to prescribe and adopt the use of necessary forms including the forms to be utilized in connection with this Plan.

The Administrator shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any Award issued under the Plan and to otherwise supervise the administration of the Plan.

Except to the extent prohibited by applicable law, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person or persons selected by it. Any such allocation or delegation may be revoked by the Administrator at any time. The Administrator may authorize any one or more of their members or any officer of the Company to execute and deliver documents on behalf of the Administrator.

Any determination made by the Administrator or pursuant to delegated authority pursuant to the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Administrator or such delegate. All decisions made by the Administrator or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Participants.

No member of the Administrator, and no officer of the Company, shall be liable for any action taken or omitted to be taken by such individual or by any other member of the Administrator or officer of the Company in connection with the performance of duties under this Plan, except for such individual's own willful misconduct or as expressly provided by law.

10. MISCELLANEOUS

      (a) Amendment. The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would adversely affect the vested or unvested rights of a Participant without the Participant's consent. No such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by law, agreement or the rules of any stock exchange or market on which the Stock is listed.

      (b) Unfunded Status of Plan. It is intended that this Plan be an "unfunded" plan for incentive and deferred compensation. The Administrator may authorize the creation of trusts or other arrangements to meet the obligations created under this Plan to deliver Stock or make payments, provided that, unless the Administrator otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of this Plan. The Plan is intended to be maintained primarily for a select group of management or highly compensated employees, and shall be construed and administered in accordance with such intention.

      (c) Non-transferability of Awards. Except as provided herein, the Awards payable hereunder, and any interest therein, shall not be transferable by a Participant, and a Participant shall not be permitted to anticipate, alienate, sell, assign, transfer, pledge or otherwise encumber his or her rights to an Award. Any attempted anticipation, alienation, sale, assignment, pledge or encumbrance shall be null and void ab initio. Except as provided in Section 10(d)(vi), no interest or right to any Award may be taken for the satisfaction of debts of, or other obligations or claims against, a Participant.

      (d)   General Provisions.

            (i) All certificates for shares of Stock or other securities delivered under the Plan, if any, shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange or market on which the Stock is then listed and any applicable Federal or state securities law, including, but not limited to the Exchange Act, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

            (ii) Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting other or additional compensation arrangements for its employees.

            (iii) The adoption of the Plan shall not confer upon any employee, director, consultant or advisor any right to continued employment, directorship or service, nor shall it interfere in any way with the right of the Company or any Affiliate to terminate the employment or service of any employee, consultant or advisor at any time.

            (iv) All Awards payable under the Plan shall be subject to withholding by the Company on account of any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Administrator, withholding obligations on account of an Award settled in Stock may be settled with Stock, including Stock that is part of the Award that gives rise to the withholding requirement. The Administrator may establish such procedures as it deems appropriate for the settlement of withholding obligations with Stock.

            (v) The Administrator shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of the Participant's death are to be paid.

            (vi) Any amounts owed to the Company or an Affiliate by a Participant of whatever nature including, without limitation, pursuant to that certain letter agreement dated the Effective Date and executed by each Participant in favor of the Company (the "Letter Agreement"), may be offset by the Company from the value of any shares of Stock, cash or other thing of value under this Plan, whether or not vested, including by proportionate reduction of each Participant's Plan Account Balance with respect to amounts owed pursuant to the Letter Agreement, and no shares of Stock, cash or other thing of value under this Plan shall be transferred to a Participant unless and until all disputes between the Company and the Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company and its Affiliate.

            (vii) The grant of Stock shall in no way affect the right of the
                  Company or an Affiliate to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

            (viii) If any payment or right accruing to a Participant under this
                  Plan (without the application of this Section 10(c)(viii)), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate ("Total Payments") would constitute a "parachute payment" (as defined in Section 280G of the Code and regulations thereunder), such payment or right shall be reduced to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under this Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code; provided, however, that the foregoing shall not apply to the extent provided otherwise in an Agreement or in the event the Participant is party to an agreement with the Company or an Affiliate that explicitly provides for an alternate treatment of payments or rights that would constitute "parachute payments." The determination of whether any reduction in the rights or payments under this Plan is to apply shall be made by the Administrator in good faith after consultation with the Participant, and such determination shall be conclusive and binding on the Participant. The Participant shall cooperate in good faith with the Administrator in making such determination and providing the necessary information for this purpose. The foregoing provisions of this Section 10(c)(viii) shall apply with respect to any person only if, after reduction for any applicable Federal excise tax imposed by Section 4999 of the Code and Federal income tax imposed by the Code, the Total Payments accruing to such person would be less than the amount of the Total Payments as reduced, if applicable, under the foregoing provisions of this Plan and after reduction for only Federal income taxes.

            (ix) The headings contained in this Plan are for reference purposes only and shall not affect the meaning or interpretation of this Plan.

            (x) If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not effect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

            (xi) This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, Representatives and successors.

            (xii) In the event there is an effective registration statement pursuant to which shares of Stock shall be offered for sale in an underwritten offering, a Participant shall not, during the period requested by the underwriters managing the registered public offering, effect any public sale or distribution of shares of Stock received pursuant to an Award.

           (xiii) None of the Company, an Affiliate or the Administrator shall have any duty or obligation to disclose affirmatively to a record or beneficial holder of Stock and such holder shall have no right to be advised of, any material information regarding the Company or any Affiliate at any time prior to, upon or in connection with receipt of Stock under this Plan.

            (xvi) This Plan shall be governed by, and construed in accordance with, the laws of the state of New York.

           (xvii) This Plan constitutes the entire agreement of the Company and the Participants with respect to the subject matter hereof and shall supersede any prior expressions of intent or understanding with respect to this Plan.

                                            RAND ACQUISITION CORPORATION


                                            By:
                                                 -------------------------------
                                            Its:
                                                 -------------------------------

                                                                       EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT

      This Registration Rights Agreement (this "Agreement") is made and entered into as of ____________, 2008, by Rand Acquisition Corporation, a Delaware corporation (the "Company"), and those individual signatories hereto _____________(each, an "Investor" and collectively, the "Investors").

      A. Pursuant to that certain Management Bonus Program (the "Bonus Program") adopted by the Company as of date herewith, each Investor may receive shares of the Company's Common Stock, par value $0.0001 per share (the "Common Stock") in lieu of cash payments due under the Bonus Program.

      B. The Company has agreed to provide the Investors certain registration rights with respect to the shares of the Company's Common Stock issuable in lieu of such cash payments.

      1. REGISTRATION RIGHTS.

            1.1 Definitions. For purposes of this Section 1:

                  (a) Common Stock. The term "Common Stock" means the Company's common stock, $0.0001 par value per share.

                  (b) Registration. The terms "register," "registration" and "registered" refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such Registration Statement.

                  (c) Registrable Securities. The term "Registrable Securities" means (i) the Common Stock issuable in lieu of cash payments under the Bonus Program and (ii) any shares of Common Stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any shares of Common Stock described in clause (i).

                  (d) Holder. The term "Holder" means any person owning of record Registrable Securities or any assignee of record of such Registrable Securities to whom rights set forth herein have been duly assigned in accordance with this Agreement.

                  (e) SEC. The term "SEC" or "Commission" means the U.S. Securities and Exchange Commission.

            1.2 Registration.

                  (a) Registration. As soon as reasonably practicable (but in no event more than 20 business days) after the Company shall have determined to issue Common Stock to the Investors in lieu of cash payments due under the Bonus Plan, the Company shall prepare and file with the SEC a registration statement on such form as the Company may elect in its reasonable discretion covering all of the Registrable Securities (or amend a registration statement which has been filed by the Company with the SEC to include the Registrable Securities therein)

(the "Registration Statement") and shall use its commercially reasonable efforts to cause the Registration Statement to become effective within 30 days after the issuance of the Registrable Securities (the "Required Effective Date"). Any Registration Statement filed or amended pursuant to this Section 1.2 shall be considered to have been demanded by the Holders, solely for the purpose of triggering piggyback registration rights to which the Company may then be subject, and may include shares of Common Stock held by other parties with respect to which the Company has registration obligations pursuant to written contractual arrangements ("Other Registrable Securities"); provided that no registration pursuant to this Section 1.2 shall be subject to the terms or conditions of any such other contractual arrangements, including without limitation any cutback requirement. Unless otherwise agreed in the sole discretion of the Company, no Registration Statement pursuant to this Section
1.2 shall provide for an underwritten offering.

                  (b) Expenses. All expenses incurred in connection with a registration pursuant to this Section 1.2, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and reasonable fees and disbursements of a single counsel for all Holders (but excluding underwriters' discounts and commissions, if applicable), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 1.2 shall bear such Holder's proportionate share (based on the number of shares sold by such Holder over the total number of shares included in such registration at the time it is declared effective) of all discounts, commissions or other amounts, if any, payable to underwriters in connection with such offering.

            1.3 Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the Company and its shareholders for a Registration Statement to be filed and it is therefore essential to defer the filing of such Registration Statement, then the Company shall have the right to defer such filing for a period of not more than ninety
(90) days from the Required Effective Date; provided, however, that the Company may not utilize this right more than once.

            1.4 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, subject to the provisions of Section 1.4(f) below, as expeditiously as reasonably possible:

                  (a) Use its best efforts to prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and to cause such Registration Statement to become effective, and use its commercially reasonable efforts to cause such Registration Statement to remain effective for a period of one year from the date the applicable Registrable Securities were issued by the Company pursuant to the Bonus Program.

                  (b) Prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all Registrable

Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities registered thereunder shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

                  (c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                  (d) Use reasonable efforts to register and qualify the securities covered by such Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions. The Company shall promptly notify each Holder of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

                  (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering and enter into such other customary agreements and take all such actions as such underwriter reasonably requests in order to expedite or facilitate the disposition of such shares. Each Holder participating in such underwriting hereby agrees to also enter into and perform its obligations under such an agreement.

                  (f) Notify each Holder of Registrable Securities covered by such Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to each Holder (or such other number of copies as such Holder may reasonably request).

                  (g) The Company shall use its commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement prepared hereunder, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, (ii) if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Holder who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

                  (h) The Company shall use its commercially reasonable efforts either to cause all the Registrable Securities covered by a Registration Statement prepared hereunder to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 1.4(h).

                  (i) The Company shall cooperate with the Holders who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement filed hereunder and enable such certificates to be in such denominations or amounts, as the case may be, as such Holders may reasonably request and registered in such names as such Holders may request.

                  (j) If requested by a Holder, the Company shall use its commercially reasonable efforts to (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as a Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by a Holder holding any Registrable Securities..

                  (k) Use commercially reasonable efforts to furnish, on or about the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, copies of (i) the opinion, if any, of the lead legal counsel representing the Company for the purposes of such registration issued pursuant to the underwriting agreement relating to the offering and addressed to the underwriters and (ii) the letter (including any "bring-downs" related thereto) from the independent certified public accountants of the Company issued pursuant to the underwriting agreement relating to the offering and addressed to the underwriters.

                  (l) Notwithstanding any other provision of this Agreement, from and after the time a Registration Statement covering Registrable Securities is declared effective, the Company shall have the right to suspend the Registration Statement and the related prospectus in order to prevent premature disclosure of any material non-public information related to corporate developments by delivering notice of such suspension to the Holders, provided, however, that the Company may exercise the right to such suspension only once in any 12-month period and for a period not to exceed 90 days. From and after the date of a notice of suspension under this Section 1.4(l), each Holder agrees not to use the Registration Statement or the related prospectus for resale of any Registrable Security until the earlier of (1) notice from the Company that such suspension has been lifted or (2) the 90th day following the giving of the notice of suspension.

                  (m) Cause the principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company to cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include participation in meetings with underwriters, attorneys, accountants and potential investors.

                  (n) Make available for inspection by the Holders included in such Registration Statement, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other professional retained by any Holder included in such Registration Statement or any underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any of them in connection with such Registration Statement.

            1.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 1.2 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

            1.6 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

            1.7 Indemnification. In the event any Registrable Securities are included in a Registration Statement under Section 1.2:

                  (a) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, directors, members, employees and agents of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, the "Violations" and, individually, a "Violation"):

                        (1) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; or

                        (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                        (3) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such Registration Statement.

The Company will promptly reimburse each such Holder, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, after a request for reimbursement has been received by the Company, in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 1.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

                  (b) By Selling Holders. To the extent permitted by law, each selling Holder will be required severally and not jointly to indemnify and hold harmless the Company, each of its directors, employees, agents, each of its officers who have signed the Registration Statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such Registration Statement or any of such other Holder's partners, directors or officers or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration. Each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; promptly after a request for reimbursement has been received by the indemnifying Holder, provided, however, that the indemnity agreement contained in this Section 1.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this Section 1.7(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

                  (c) Notice. Promptly after receipt by an indemnified party under this Section 1.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.7, deliver to the indemnifying party a written notice of the commencement thereof. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.7.

                  (d) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the Registration Statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                  (e) Contribution. If the indemnification provided for in this
Section 1.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by such indemnified party with respect to such loss, liability, claim, damage or expense in the proportion that is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In any such case, (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such Registration Statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

                  (f) Conflict with Underwriting Agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in an underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in an underwriting agreement will control.

                  (g) Survival. The obligations of the Company and Holders under this Section 1.7 shall survive the completion of any offering of Registrable Securities in a Registration Statement, and otherwise.

            1.8 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

                  (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                  (b) Use reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                  (c) So long as a Holder owns any Registrable Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

            1.9 Termination of the Company's Obligations. The Company shall have no obligations pursuant to Section 1.2 with respect to any Registrable Securities proposed to be sold by a particular Holder in a registration pursuant to Section 1.2 if, in the opinion of counsel to the Company, all such Registrable Securities proposed to be sold by that particular Holder may be sold in a three (3) month period without registration under the Securities Act pursuant to Rule 144 under the Securities Act.

      2. ASSIGNMENT AND AMENDMENT.

            2.1 Assignment. Notwithstanding anything herein to the contrary, the registration rights of a Holder under Section 1 hereof may be assigned; provided, however that no party may assign any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and provided further that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 2.

            2.2 Amendment and Waiver of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Holders (and/or any of their permitted successors or assigns) holding a majority of all Registrable Securities Any amendment or waiver effected in accordance with this Section 2.2 shall be binding upon each Holder, each permitted successor or assignee of such Holder and the Company.

      3. GENERAL PROVISIONS.

            3.1 Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (i) at the time of personal delivery, if delivery is in person; (ii) at the time of transmission by facsimile, addressed to the other party at its facsimile number specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt made by both telephone and printed confirmation sheet verifying successful transmission of the facsimile; (iii) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (iv) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries.

            All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address or facsimile number as follows, or at such other address or facsimile number as such other party may designate by one of the indicated means of notice herein to the other parties hereto as follows:

                  (a) if to a Holder, at such Holder's last address on file with the Company.

                  (b) if to the Company, marked "Attention: President", at 450 Park Avenue, Suite 1001, New York, New York 10022; Facsimile: (212) 644-6262.

            3.2 Entire Agreement. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

            3.3 Governing Law; Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to that body of laws pertaining to conflict of laws. Each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of the courts of the Second Department of the Supreme Court of the State of New York and the United States District Court for the Southern District of New York and waives trial by jury in any action or proceeding with respect to this Agreement.

            3.4 Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this

Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

            3.5 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

            3.6 Successors And Assigns. Subject to the provisions of Section 2.1, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

            3.7 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

            3.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

            3.9 Costs And Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

            3.10 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

THE COMPANY:

RAND ACQUISITION CORPORATION

Name:
       ----------------------------------

By:
       ----------------------------------

Title:
       ----------------------------------



---------------------------                          ---------------------------
SCOTT BRAVENER                                       ROBERT PIERSON



---------------------------                          ---------------------------
JAMES SIDDALL                                        FRANK BRAVENER



---------------------------                          ---------------------------
MARK ROHN                                            DAVE SCRUTON



---------------------------                          ---------------------------
JEFFREY BOTHAM                                       JOHN CARLSON



---------------------------
ANTHONY WALKER

                                                                      Comment 61

                                                                         ITEM 15

                                   EXHIBIT 12

                      SELLERS' SEVERAL LIABILITY ALLOCATION

--------------------------------------------------------------------------------
   Seller          Number of         % Shareholding      Allocation of liability
                      Shares                                                 $US
--------------------------------------------------------------------------------
RBCP                14,775.2256              62.69%                    5,642,270
CIBC                 3,583.3658              15.20%                    1,368,393
Universal            1,330.0428               5.64%                      507,908
Norvest              3,242.3658              13.76%                    1,238,174
Victor Roskey               167                .71%                       63,773
Scott Bravener               84                .36%                       32,077
Tim Ryan                    167                .71%                       63,773
Mark Rohn                    52                .22%                       19,857
Judy Kehoe                  167                .71%                       63,773

Total                    23,568              100.0%                    9,000,000
--------------------------------------------------------------------------------

                                                                      Comment 61

                                                                         ITEM 16

                                                                          Part A

GE Commercial Finance
Commercial & Industrial Finance

                                                                    CONFIDENTIAL

August 22, 2005

Mr. Laurence Levy
Rand Acquisition Corporation
450 Park Avenue
New York, NY 10022

Re: Commitment Letter - Lower Lakes Acquisition Financing

Dear Mr Levy:

GE Commercial & Industrial Finance, Inc. ("CIF" or "Lender") is pleased to offer its commitment to provide up to US$28.0 million of financing (the "Financing") to Lower Lakes Towing Ltd., Grand River Navigation Inc. and Lower Lakes Transportation Company Inc. (each individually referred to as "a Borrower" and collectively as "Borrowers"), on the terms and subject to the conditions set forth in this letter (together with Schedule A attached hereto and incorporated herein, the "Commitment Letter"). It is contemplated that the financing will consist of up to US$5.5MM (with a portion to be available in C$) Senior Secured Revolving Credit Facility ("Revolver") and a US$22.5MM (with a portion to be available in C$) Senior Secured Term Loan ("Term Loan"). The allocation of the Term Loan will be split between Lower Lakes Towing Ltd. at the C$ equivalent of US$18.5MM, and Grand River Navigation Inc. at US$4.0MM. The final allocation of the Revolver between US dollar and Canadian dollar will be determined prior to closing.

See Schedule A attached hereto for a summary of the terms and conditions of the Financing.

By signing this Commitment Letter, regardless of whether the Financing closes, Rand Acquisition Corporation ("Rand") jointly and severally agrees to pay upon demand to CIF all fees and expenses (including but not limited to all costs and fees of legal counsel (reasonable), environmental consultants, appraisers, auditors and other consultants and advisors) incurred in connection with this letter, and the Financing (and documentation thereof), plus actual out-of-pocket expenses in connection with the conduct of CIF's due diligence.

The expenses referred to in the immediately preceding paragraph will be charged against the Initial Underwriting Deposit paid under the Proposal Letter dated July 29, 2005 (the "Proposal Letter") between CIF and you. CIF will monitor the progress of expenses incurred and reserves the right to request additional deposit funds once such incurred expenses are no longer covered by the Initial Underwriting Deposit. The balance of the Initial Underwriting Deposit (plus any additional deposits), net of the expenses referred to in the immediately preceding paragraph and any other amounts any Borrower owes Lender, will be (i) applied to the fees owing by any Borrower at closing if the Financing closes or
(ii) retained by CIF as a fee if the Financing does not close by December 15, 2005, whether as a result of your election for any reason not to do business with CIF or a failure to fulfill any of the conditions of the proposed Financing.

CIF's commitment under this Commitment Letter is subject to the execution and delivery of final legal documents acceptable to CIF and its counsel and the satisfactory completion of its legal due diligence. If through such due diligence or otherwise we obtain information which we believe has had or could have a Material Adverse Effect (as defined in Schedule A attached hereto), or which indicates that any information used by us in our financial analysis and approval was materially inaccurate or contained material omissions, we may decline to provide the Financing.

      General Electric Capital Corporation
      200 King Street West, Suite 1812
      P.O.B0X 45
      Toronto, Ontario M5H 3T4   T 416 591 2800
      Canada                     F 416 591 2755

                                                                          [LOGO]

Borrowers hereby consent to and authorize CIF to perform all background, credit, judgment, lien and other checks and searches as CIF deems appropriate.

This Commitment Letter is being provided to you on the condition that, except as required by law, neither it nor its contents will be disclosed publicly or privately except to those individuals who are your officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the Financing and then only on the condition that such matters may not be further disclosed. None of such persons shall, except as required by law, use the name of, or refer to, CIF or any of its affiliates in any correspondence, discussions, advertisement, press release or disclosure made in connection with the Financing without the prior written consent of CIF.

Regardless of whether the Financing closes, each Borrower jointly and severally agrees to indemnify and hold CIF and its affiliates, and the directors, officers, employees, and representatives of any of them, harmless from and against all claims, expenses (including, but not limited to, attorneys' fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such person in connection with, or arising out of, this Commitment Letter, the Financing, any transactions contemplated thereby, any other related financing, documentation, disputes or environmental liabilities, and any investigation, litigation, or proceeding related to any such matters. Under no circumstances shall CIF or any of its affiliates be liable for any punitive, exemplary, consequential, or indirect damages which may be alleged in connection with this Commitment Letter, the Financing, any transactions contemplated thereby, or any other financing.

Upon the effectiveness of this Commitment Letter in accordance with the last paragraph below, the commitment of CIF hereunder shall remain in effect until the earlier of: (a) December 15,2005, or (b) CIF's written notice to Rand that any term or condition described herein will not or cannot be fulfilled to CIF's satisfaction in its sole discretion, and that CIF has terminated its commitment hereunder by reason thereof. Notwithstanding the expiration or termination of GE Capital's commitment hereunder, the provisions set forth herein regarding the Underwriting Deposit, fee and expense reimbursement, indemnities, confidentiality and waiver of jury trial shall survive such expiration or termination.

By your acceptance of this Commitment Letter, you agree that this Commitment Letter supersedes any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between or among the parties hereto, GE Capital, CIF and any other person as to the subject matter hereof, including, without limitation, the Proposal Letter, which is hereby merged herein. THIS COMMITMENT LETTER MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY ACTUAL OR ALLEGED PRIOR, CONTEMPORANEOUS OR SUBSEQUENT UNDERSTANDINGS OR AGREEMENTS OF THE PARTIES, WRITTEN OR ORAL, EXPRESS OR IMPLIED, OTHER THAN A WRITING WHICH EXPRESSLY AMENDS OR SUPERSEDES THIS COMMITMENT LETTER. ALL OTHER WRITINGS, INCLUDING, WITHOUT LIMITATION, THE PROPOSAL LETTER, ISSUED BY CIF TO YOU PRIOR TO THE DATE HEREOF, ARE NULL AND VOID AND OF NO EFFECT. THERE ARE NO UNWRITTEN ORAL UNDERSTANDINGS OR AGREEMENTS BETWEEN THE PARTIES.

THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REFFERENCE TO ANY OTHERWISE APPLICABLE OF CONFLICTS OF LAW PRINCIPLES.

By your acceptance of this Commitment Letter, you hereby provide your consent to CIF (subject to consent also being obtained from Borrowers) to file in any jurisdiction at any time prior to the closing of the Financing initial financing statements (as well as amendments thereto) covering all or any portion of each Borrowers' assets.

This Commitment Letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

                                                                          [LOGO]

THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS
COMMITMENT LETTER OR ANY OF THE DOCUMENTATION EXECUTED IN CONNECTION WITH THE FINANCING.

To become effective and create a binding commitment by CIF to provide the Financing on the terms and subject to conditions set forth in this Commitment Letter, this Commitment Letter must be accepted by you and a signed copy of an original returned to us, at or before 5:OO p.m. (New York Time) on August 25, 2005.

Sincerely.

GE COMMERCIAL & INDUSTRIAL FINANCE, INC.


By: /s/ Dan Billard
    --------------------------------
Name: Dan Billard
Title: Senior Vice President

AGREED AND ACCEPTED THIS 22 DAY OF AUGUST, 2005.

Rand Acquisition Corporation


By: /s/ Laurence Levy
    --------------------------------
Name: LAURENCE LEVY
Title: CHAIRMAN

                                                                          [LOGO]

                                                                      SCHEDULE A

                                   TERM SHEET

BORROWERS:             Lower   Lakes   Towing  Ltd.   ("Towing"),   Grand  River
                       Navigation Inc. ("Grand") and Lower Lakes  Transportation
                       Company  Inc.  ("Transportation")  will be the  borrowers
                       under the proposed Financing (each individually  referred
                       to as "a Borrower" and collectively as "Borrowers"), each
                       of  which  upon   consummation  of  the  Acquisition  and
                       Restructuring referred to below will be a wholly-owned subsidiary of Rand Acquisition Corporation ("Rand") or of a holding company formed and owned by Rand (the direct parent of each Borrower is herein after referred to as "parent"). A portion of the Financing will be domiciled in Canada and a portion in the US, with the final structure to be determined prior to closing.

GUARANTORS:            Each  Canadian   resident  Borrower  (and  each  Canadian
                       resident affiliate or subsidiary  thereof, as applicable)
                       will  guarantee the  obligations  of each other  Canadian
                       resident Borrower (if any) under the Financing,  and each
                       US resident  Borrower (and each US resident  affiliate or
                       subsidiary  thereof,  as  applicable)  and its parent (or
                       Rand  if  Rand  is  the  parent)   will   guarantee   the
                       obligations   of  each  US  Borrower  and  each  Canadian
                       Borrower under the Financing.  All such  obligations will
                       be  cross-defaulted  to  each  other  and  to  all  other
                       material  indebtedness  of  a  Borrower  or  any  of  its
                       subsidiaries.  All US resident Borrower obligations shall
                       be    cross-collateralized    with    each    other   and
                       cross-collateralized by such Borrower's parent (or Rand if Rand is the parent) and all Canadian Resident Borrower obligations shall be cross-collateralized with each other and cross-collateralized by each such Borrower's parent
                       (or Rand if Rand is the parent).

LENDERS: General Electric Capital Corporation, and with respect to the loans to Towing, a Canadian resident affiliate of General Electric Capital Corporation.

Agent:                 General Electric Capital Corporation.

USE OF PROCEEDS:       For  refinancing  existng  indebtedness of the Borrowers,
                       working  capital  and  other  corporate  purposes  to  be
                       determined.  The refinancing of Borrower  indebtedness to
                       occur in conjunction with the acquisition of Borrowers by
                       Rand and its  transitory  acquisition  subsidiary  (or by
                       another beneficially  wholly-owned subsidiary of Rand, as
                       may be  applicable),  distribution  of US Borrowers  from
                       Towing to Rand and  amalgamation of Towing and transitory
                       subsidiary,   all  in  accordance   with  Stock  Purchase
                       Agreements  between  Rand,   transitory   subsidiary  and
                       Borrowers (the "Acquisition and Restructuring").

CLOSING DATE:          The  parties  will  endeavor  to  close  at the  earliest
                       possible date, but in any event to close no later than December 15, 2005. CIF's commitment pursuant to this Commitment Letter and Term Sheet will be null and void if closing has not occurred by December 15, 2005.

REVOLVING CREDIT FACILITY

C$ REVOLVER AMOUNT:    Up to  US$[.]MM (to be established prior to Closing).
                       [Note: currency conversion to be done at closing exchange rates]

C$ REVOLVER
BORROWER:              Towing

                                                                          [LOGO]

Page 2
Of Schedule A

US$ REVOLVER
AMOUNT:                Up to  US$[.]MM (to be established prior to Closing).
                       [Note: Total amount of Revolving Credit Facility (C$ plus US$ Amounts) not to exceed US$5.5MM]

US$ REVOLVER
BORROWER:              Transportation

TERM:                  5 Years.

LENDING FORMULA:       Subject  to a  Borrowing  Base  of up to 85% of  eligible
                       accounts receivable  (Borrowing Base for each Revolver to
                       be   determined   from   respective   Canadian   resident
                       Borrowers' and US resident Borrowers' eligible account receivables). Lender would retain the right from time to time to adjust advance rates, standards of eligibility and reserves against availability (including, but not limited to, reserves for priority claims).

                       A Seasonal Overadvance Subfacility will be available for general working capital purposes where availability under the Borrowing Base is insufficient to meet cash requirements of the Borrowers'. For greater clarity, the Seasonal Overadvance Subfacility is available beyond the company's Borrowing Base. Availability for the Seasonal Overadvance Subfacility is based upon the lesser of i) US$2.0 million or ii) 75% of the Fair Market Value of the vessels owned by Towing, Grand and any affiliate or subsidiary thereof less the outstanding C$ and US$ term loans (determined in US$ based on exchange rate at the date of determination) and any preferred liens. The Seasonal Overadvance Subfacility will only be available in the months of April and May each year. The Seasonal Overadvance Subfacility will be available in each year unless a default has occurred and is continuing under the Facility or applicable borrower expressly notifies Lender in writing that it does not wish to access this subfacility for such year. For greater clarity, the US$2.0 million Seasonal Overadvance Subfacility is included in the Lenders' aggregate US$5.5 million Revolving Credit Facilities commitment amount, and does not constitute any additional commitment amount.

TERM LOAN

C$ TERM L0AN
AMOUNT: Up to 75% of Fair Market Value ("FMV") of the vessels owned by Towing and any affiliate or subsidiary thereof (M/V Cuyahoga; S/S Saginaw; M/V Mississagi; S/S Michipicoten) less any priority liens, to a maximum of the C$ equivalent of US$18.5MM.

                       By way of indication, the FMV of the Canadian vessels (M/V Cuyahoga; S/S Saginaw; M/V Mississagi; S/S Michipicoten) is US$30.1MM based on a March/05 appraisal report prepared for the Lender (to be updated prior to close - see Conditions to Closing).

                       [Note: currency conversion to be done at closing exchange rates]

C$ TERM
LOAN BORROWER:         Towing

US$ TERM LOAN
AMOUNT: Up to 75% of Fair Market Value of the vessels owned by the US resident Borrowers (M/V Invincible; M/V Maumee; M/V Calumet) less any priority liens, to a maximum amount of US$4.0MM.

                                                                          [LOGO]

Page 3
Of Schedule A

                       By way of indication, the FMV of the US vessels (M/V Invincible; M/V Maumee; M/V Calumet) is US$8.35MM based on a March/05 appraisal report prepared for the Lender (to be updated prior to close - see Conditions to Closing).

US$ TERM
LOAN BORROWER:         Grand

TERM:                  Expiring five (5) years from the date of closing.

AMORTIZATION:          Quarterly  principal  payments in the amount of 10% (year
                       1), 12% (years 2-5) and a balloon payment at maturity of 42%.

                       The C$ Term Loan will have annual amortization as follows:

                       ---------------------------------------------------------
                             Year                   Annual Principal Payments
                       ---------------------------------------------------------
                              1                 CDN $ equivalent of US$1,850,000
                             2-5                CDN $ equivalent of US$2,220,000
                        Maturity Date           CDN $ equivalent of US$7,770,000
                                                              plus
                                                any Remaining Outstanding Amount
                       ---------------------------------------------------------

                       Note: The CDN $ equivalent amount of the payments will be
                             established on the date of closing based on the exchange rate prevailing at that time.

                       US$ Term Loan will have annual amortization as follows:

                       ---------------------------------------------------------
                             Year                   Annual Principal Payments
                       ---------------------------------------------------------
                              1                            US$400,000
                             2-5                           US$480,000
                        Maturity Date            US$1,680,000 plus any Remaining
                                                       Outstanding Amount
                       ---------------------------------------------------------

                       If the Revolvers were terminated, the Term Loans would immediately be due and payable in full.

GENERAL TERMS AND CONDITIONS APPLICABLE TO REVOLVER & TERM LOAN

FLOATING INTEREST
RATE INDEX:            For Canadian  Dollar Loans in Canada:  C$ Prime, BA or BA
                       equivalent.  The BA equivalent  will be an annual rate of
                       interest   applicable   to   30-day   Canadian   Banker's
                       Acceptance Rate ("BA").

                       For US Dollar Loans in the US: At Borrower's option, 1, 2 or 3-month reserve-adjusted LIBOR, or US$ Prime rate.

FLOATIING INTEREST
RATE: The interest rate would be based on the Floating Interest Rate Index plus the Applicable Margin.

APPLICABLE MARGIN:

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Page 4
Of Schedule A

                       The Credit Facilities will have an applicable margin of 300 basis points for BA, BA equivalent loans or LIBOR loans; and 200 basis points for US$ Prime or C$ Prime.

                       Interest on the Credit Facilities will be payable monthly in arrears and would be calculated on the basis of a 365-day year (360-day year for LIBOR advances) and actual days elapsed.

                       From and after the occurrence of a default, a default rate of interest equal to an additional two percent (2.00%) per annum over the rate otherwise applicable will be payable on demand and the LIBOR pricing option shall not be available to Borrowers.

SECURITY:              Lender  will  receive a fully  perfected  first  priority
                       security interest in all of the existing and after acquired real and personal tangible and intangible assets
                       (including all intellectual property) of each Borrower's parent (or Rand if Rand is the parent), each Borrower and its subsidiaries, if any, and all proceeds thereof, except with respect to after acquired assets permitted to be acquired pursuant to the credit agreement and financed by a third party. All of the Lender's collateral will be free and clear of other liens, claims and encumbrances, except those acceptable to Lender. All of the issued and outstanding capital stock of each US Borrower and its subsidiaries and of parent (if parent is a holding company owned by Rand), together with a limited recourse guarantee from Rand if required to support a pledge of the stock of Borrowers or an intermediate holding company parent of Borrowers (as applicable), will be pledged to the Lender and the Lender's Canadian resident Lender. As well, all of the issued and outstanding capital stock of each Canadian Borrower and its subsidiaries will be pledged to the Lender's Canadian resident affiliate and up to 65% of the issued and outstanding capital stock of each Canadian Borrower will be pledged to the Lender.

                       The Canadian dollar and US dollar denominated Revolvers and Term Loans will be cross-defaulted. In addition, the US denominated Term Loan and Revolver will be cross-collateralized.

SINKING FUND
PROVISIONS:            Sinking Fund A:

                       At the end of each month starting in July of each year, Excess Cash Flow for the month (after revolver loans are fully paid down) is to be deposited in a sinking fund blocked account (Sinking Fund A) to be available to fund capex (drydock and winter work) requirements of the current fiscal year. This provision is subject to there being cash balances in the Borrowers' operating accounts (ie. outside the blocked sinking fund account), after giving effect to such deposit to Sinking Fund A, equal to US$1.0MM plus the amount of preferred share dividends and senior principal payments remaining to be paid prior to year-end.

                       Such amounts deposited in the Sinking Fund A blocked account during the months of July through December will be released at the end of December, to be available (together with operating cash flow generated in January through March and any funds released from Sinking Fund B per below) to fund capex requirements in January, February and March.

                       Sinking Fund B:

                       To be established as a reserve to help cover future years' capex (drydock and winter work) requirements, specifically FY2007, FY2008 and FY2009. A total of US$3.5MM is to be deposited in the Sinking Fund B blocked account and subsequently released at the end of

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Of Schedule A

                       December 2006 (US$l.0MM), December 2007 (US$1.5MM) and December 2008 (US$1.0) to fund capex in January, Feb and March of of each of these fiscal years.

                       An initial amount of US$2.0MM will be deposited at the date of closing to Sinking Fund B from the cash closing proceeds (see our Appendix I - Sources & Uses of Funds at Close). The remaining US$1.5MM will be deposited at the end of March/06, provided there was sufficient consolidated Excess Cash Flow generated in the year (if there was not sufficient consolidated Excess Cash Flow to make the full US$1.5MM deposit in March/06, then the remaining portion is to be deposited in March/07 from consolidated Excess Cash Flow of that year, and similarly in March/08 if still required).

                       For each year, the amount to be deposited to Sinking Fund B at the end of March will be determined based on Excess Cash Flow for the year as calculated at the end of March from management prepared unaudited financial statements. Once the audited statements are available in June, and a fresh calculation of Excess Cash Flow is made based on these audited statements, any required adjustment to the Sinking Fund B balance would be done at that time.

                       Excess Cash flow is defined as EBITDA of the Borrower, minus capex (excluding capex funded by disbursements of funds released from Sinking Fund B), cash taxes, scheduled and mandatory principal repayments, cash interest payments, semi-annual cash dividends to parent or Rand to service Preferred Equity and changes in non-cash working capital.

FEES:                  XXXXXXXXXXXXXXXXX

FINANCIAL REPORTING:   Monthly and Quarterly:  Internally prepared  consolidated
                       and consolidating  financial  statements of each Borrower
                       and   Parent.    Yearly:    Audited    consolidated   and
                       consolidating  financial  statements of each Borrower and
                       Parent  (including any management  letter)  prepared by a
                       accounting  firm  acceptable  to  Lender,  as  well as an
                       annual  approved  operating plan  including  monthly cash
                       flow  projections and excess  borrowing  availability for
                       the   following   year.  As  required:   Borrowing   Base
                       Certificate, collateral reports, projections, and such other information and reports requested by Lender. All reports and financial statements to be in form and scope acceptable to Lender.

PREPAYMENT PREMIUMS:
                       Prepayment premium, payable in the event that the Financing is terminated (voluntarily, upon default or otherwise) prior to the first anniversary of the closing date equal to the

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Page 6
Of Schedule A

                       total committed amount of the Revolver and the amount being prepaid on the Term Loan multiplied by 1%.

TRANSACTION EXPENSES:
                       All documented out of pocket transaction expenses incurred by Lender, including, but not limited to, appraisals, expenses of counsel (reasonable), due diligence, lien searches, environmental audits, insurance review and security filings, would be for the account of Borrowers.

ENVIRONMENTAL
LIABILITY:             Lender will require Borrowers to indemnify  Lender, in a
                       form acceptable to Lender,  from any and all liabilities,
                       costs   and   expenses   resulting   from   any  and  all
                       environmental damages, risks or hazards and any legal proceedings, claims, etc. as a result of an environmental related action or incident with respect to Borrower's property.

FINANCIAL COVENANTS:
                       Financial covenants satisfactory to Lender (calculated quarterly on a trailing 12-month basis) to include, without limitation: minimum fixed charge coverage of 1.2x, maximum senior debt to EBITDA of 2.5x in FY2006 and FY2007, and 2.25x thereafter, minimum EBITDA [to be mutually agreed to prior to closlng].

                       Ability to utilize remaining Excess Cash Flow (after Sinking Fund B deposit requirements are met) annnually (calculated upon receipt of Borrowers' fiscal year-end financial audits) to distribute dividends after Senior Debt to EBITDA leverage has dropped below 2.0x and Fixed Charge Coverage is greater than 1.3x, and subject to applicable law. Dividends to parent or Rand necessary to service Preferred Equity interest in Rand will not be subject to the foregoing financial covenants (other than the separate financial covenants referred to in the previous paragraph, breach of which would constitute a default under the credit agreement) and will be permitted provided no event of default under loan documents is then existing or would result from such dividends and the payment thereof complies with applicable laws.

CONDITIONS TO CLOSING:

                       Lender's obligation to close the Financing and to make an initial funding there under at closing shall be conditioned upon satisfaction (in Lender's and its counsel's sole discretion) of certain conditions precedent as are customary for financings of this type and otherwise deemed appropriate by the Lender for this transaction in its sole discretion, including but not limited to the following:

                 o     Acceptable final documentation.

                 o     Acceptable   cash  management   systems,   including  the
                       establishment of lockbox account arrangements, with daily sweeps of cash to Lender.

                 o Minimum excess availability at closing (based on a borrowing base determined by Lender in its sole credit
                       judgment)  [TBD],  on a pro  forma   basis  after  giving
                       effect to initial advances (including closing costs), past due taxes and accounts payable more than 60 days past due.

                 o No violation of applicable law, decrees, and material agreements.

                 o Corporate structure, capital structure, other debt instruments, all documents relating to Acquisition and
                       Restructuring, material contracts, and governing documents of Rand

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Page 7
Of Schedule A

                       Acquisition Corporation, Borrowers and affiliates, and tax effects resulting from Acquisition and Restructuring to be acceptable.

                 o Payment by Borrower of fees and Transaction Expenses, and any other amount due hereunder.

                 o Management structure, composition of board of directors and board selection procedures to be reasonably acceptable, with the Lender to be reasonably satisfied regarding the status of continuation of management.

                 o All relevant debt and other documents, intercreditor agreements, equity or stockholder agreements, incentive or employment agreements, tax agreements and other material agreements to be acceptable.

                 o     Satisfactory   subordination   and  postponement  of  all
                       indebtedness of Borrowers and any guarantor to any related party (e.g., a shareholder, affiliate, member, partner, director, officer, family member, etc.) and all liens securing any such indebtedness (or, at Lender's option, all such liens shall be waived or extinguished).

                 o Completion of all environmental and legal due diligence (including collateral audit, asset appraisals, environmental audit and background, credit, judgment, lien and reference checks and searches on (i) Borrowers,
                       (ii) their respective shareholders, officers and directors, (iii) each guarantor and (iv) all other credit parties) with results satisfactory to Lender.

                 o Satisfactory verification of accounts receivable, including completion of an audit to determine the liquidity of accounts receivable, the available borrowing base based on such liquidity analysis and the application of liquidity factors determined by Lender.

                 o Purchaser price for Borrowers not to exceed US$54.0MM plus a working capital adjustment (including repayment of Borrowers' existing debt to GE and subordinate debt lenders) and aggregate fees and closing costs (including those payable to GE Capital) not to exceed an additional US$3.0MM. Acquisition documents, structure and terms to be otherwise acceptable.

                 o Purchase price to be funded through: (i) proceeds of US$24.1MM in new cash equity from Rand and proceeds of not less than US$15.0MM 7 3/4 Preferred Equity (cash pay, semi-annually subject to no events of default) contributed at closing with all terms acceptable to Lender (such proceeds to be applied to purchase price payable to seller and then to repayment of existing debt with balance of equity proceeds to be contributed to Borrowers), and (ii) proceeds of the proposed Senior Debt Facility (such proceeds shall be used to repay the Borrowers' debt). See Appendix I, Sources and Uses of funds at close.

                 o Minimum of US$2.OMM to be deposited at closing into Sinking Fund B from closing date equity contributions referred to above.

                 o Total indebtedness of Borrowers (including the Financing) at closing not to exceed US$24.0MM.

                 o Satisfaction with the terms of the management incentive agreement between management and Rand.

                 o Senior Funded Debt to EBITDA at close not to exceed 2.75x based on March 2005 trailing twelve month results (calculated on a combined basis including Towing, Transportation and Grand).

                 o Lender shall have received the re-casting of historical financials according to US GAAP by Deloitte, to be satisfactory to GE.

                 o Lender shall have received confirmation of projected dry-dock and winterwork schedule/expenses with satisfactory amounts, as per Appraiser's report to Rand (or otherwise as Appraiser may be engaged directly by the Lender),

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Page 8
Of Schedule A

                 o     Updated   desktop   appraisal   of   vessels   (Appraisal
                       engagement from Lender) with satisfactory values.

                 o     Lender  shall  have   received  in  form  and   substance
                       satisfactory   to  Lender  legal  opinions  from  outside
                       counsel to the Borrowers.

                 o     Satisfactory evidence of solvency.

                 o     Necessary   or   appropriate   waivers  and  consents  of
                       governmental entities and third parties.

                 o Insurance protection to be acceptable including Lender to be additional insured and loss payee, as appropriate. All insurance policies to provide for 30 days notice to Lender prior to cancellation, material amendment or non-renewal.

                 o With respect to any real estate collateral, receipt of title insurance policies in amount, form and from an issuer satisfactory to Lender.

                 o As of the closing date, there shall not have been any fact, event or circumstance that, alone or when taken with other events or conditions occurring or existing concurrently with such event or condition, (a) has or is reasonably expected to have a material adverse effect on the business, operations, condition (financial or otherwise), assets, liabilities, prospects, or properties of any Borrower; (b) has or is reasonably expected to have any material adverse effect on the validity or enforceability of any loan document; (c) materially impairs or is reasonably expected to materially impair the ability of any Borrower to pay and perform its obligations; (d) materially impairs or is reasonably expected to materially impair the ability of Lender to enforce its rights and remedies under any loan document; or (e) has or is reasonably expected to have any material adverse effect on Lender's collateral, the liens of Lender in such Collateral or the priority of such Liens (collectively, a "Material Adverse Effect").

CONDITIONS TO FUNDING:

                       The making of any advance shall also be subject to but not limited to (a) the accuracy of all representations and warranties, (b) no default or event of default at the time or after giving effect to the making of such advance and (c) the absence of any adverse change in the condition (financial or otherwise), properties, business or operations of any Borrower or any Guarantor.

OTHER TERMS AND CONDITIONS:
                       (All to be satisfactory to Lender and its counsel)

                 o Semi-annual desktop appraisal of vessels, to be done by an appraiser acceptable to the Lender (costs to be covered out of annual administration fee).

                 o     General  and  collateral  releases  from  prior  lenders;
                       customary    corporate    and   estoppel    certificates;
                       landlord/mortgagee/bailee/consignee/offset waivers.

                 o Transactions with officers, directors, employees and affiliates will be limited.

                 o Limitations on indebtedness and capital expenditures (to be governed by annual budgets to be approved by Lender acting reasonably).

                 o Restrictions on acquisitions (including acquisition of new vessels) and investments.

                 o Restrictions on additional indebtedness and encumbrances, subject to permitted limits for PMSI's and the like, to be agreed to prior to closing.

                 o No merger, sale or material change in ownership or control of Borrowers, or of a material portion of its stock or assets.

                 o Rights of: Inspection; access to facilities, management and auditors.

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Page 9
Of Schedule A

                 o Customary yield protection provisions, including, without limitation, provisions as to capital adequacy, illegality, changes in circumstances and withholding taxes.

                 o Customary mandatory prepayment (to be negotiated) upon disposition of assets and upon sale of equity in each case applied to prepay installments of the Term Loan in inverse order of maturity.

                 o     Events of default including:

                          i.    Change of control of the Borrower;

                          ii.   Any  covenant   default   (including   financial
                                covenant defaults);

                          iii.  Failure to provide financial reporting;

                          iv. All Revolving Credit Facilities and Term Loans are fully cross-defaulted;

                          V. Default if at any time a) the aggregate Term Loans outstanding of Towing and Grand exceed b) 75% of the Fair Market Value of the vessels owned by Towing and Grand (and any subsidiary or affiliate of Towing or Grand), less any preferred liens against the vessels owned by Towing and Grand; and

                          vi. Other events of default that are customarily found in credit agreements for similar financing by Agent, as well as any others determined by Agent to be appropriate in the context of the proposed financing.

                          vii.  Lender syndication/assignment rights.

                 o     Governing law - New York

                 o The loan documents will contain such other conditions precedent, affirmative, negative and financial covenants, representations and warranties, indemnities, events of default, remedies and other provisions, as required by Lender, including those customarily required by Lender in similar financings

                                                                          [LOGO]

                                                                      Comment 61

                                                                         ITEM 16

                                                                          Part B

                                                                  Execution Copy

                       PREFERRED STOCK PURCHASE AGREEMENT

                             Dated September 2, 2005

                                 by and between

         KNOTT PARTNERS LP, MATTERHORN OFFSHORE FUND LTD., ANNO LP, GOOD STEWARD FUND LTD., BAY II RESOURCE PARTNERS, BAY RESOURCE PARTNERS L.P., BAY RESOURCE PARTNERS OFFSHORE FUND LTD., THOMAS E. CLAUGUS

                                       and

                          RAND ACQUISITION CORPORATION

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE I DEFINITIONS.........................................................1

1.1      Definitions..........................................................1
1.2      Knowledge............................................................4
1.3      Interpretation.......................................................4

ARTICLE II CLOSING; PURCHASE AND SALE.........................................4

2.1      The Closing..........................................................4
2.2      Issuance and Delivery of the Purchase Shares.........................4
2.3      The Purchase Price...................................................4
2.4      Delivery of Purchase Price...........................................5
2.5      Use of Proceeds......................................................5

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................5

3.1      Organization; Good Standing..........................................5
3.2      Subsidiaries.........................................................5
3.3      Authority; Execution and Delivery; Enforceability....................5
3.4      Non-Contravention....................................................6
3.5      Corporate Documents..................................................6
3.6      Capitalization; Options..............................................6
3.7      Consents and Approvals...............................................7
3.8      SEC Reports and Financial Statements.................................7
3.9      Litigation and Claims................................................8
3.10     No Finder............................................................8
3.11     Exempt Offering......................................................8
3.12     Agreements; Action...................................................9
3.13     Related-Party Transactions...........................................9
3.14     Title to Property and Assets.........................................9
3.15     Employee Benefit Plans...............................................9
3.16     Tax Returns, Payments and Elections..................................9
3.17     Insurance............................................................10
3.18     Disclosure...........................................................10

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYERS.......................10

4.1      Organization and Good Standing.......................................10
4.2      Corporate Authority; Execution and Delivery; Enforceability..........10
4.3      Non-Contravention....................................................11
4.4      Consents and Approvals...............................................11

4.5      Litigation and Claims................................................11
4.6      No Finder............................................................11
4.7      Investment Representations...........................................11
4.8      Accredited Investor..................................................12

ARTICLE V COVENANTS...........................................................12

5.1      Restrictive Legends..................................................12
5.2      Change in Condition..................................................12
5.3      Subordination........................................................12
5.4      Limitation on Affiliate Transactions.................................12

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES.................13

6.1      Conditions to obligations of the Buyers..............................13
6.2      Conditions to obligations of the Company.............................14

ARTICLE VII MISCELLANEOUS.....................................................14

7.1      Survival; Certain Other Matters......................................14
7.2      Further Assurances...................................................15
7.3      Expenses of the Transaction..........................................15
7.4      Notices..............................................................15
7.5      No Modification Except in Writing....................................16
7.6      Entire Agreement.....................................................16
7.7      Severability.........................................................17
7.8      Assignment...........................................................17
7.9      Governing Law; Jurisdiction..........................................17
7.10     Captions.............................................................17
7.11     Counterparts.........................................................17
7.12     Delays or Omissions..................................................18

Annex I       Company Disclosure Schedule
Annex II      Allocation among Buyers

Exhibit A     Certificate of Designations
Exhibit B     Registration Rights Agreement
Exhibit C     Form of legal opinion

                       PREFERRED STOCK PURCHASE AGREEMENT

      PREFERRED STOCK PURCHASE AGREEMENT ("Agreement"), made and entered into this 2nd day of September, 2005, by and between KNOTT PARTNERS LP, MATTERHORN OFFSHORE FUND LTD., ANNO LP, GOOD STEWARD FUND LTD., BAY II RESOURCE PARTNERS, BAY RESOURCE PARTNERS L.P., BAY RESOURCE PARTNERS OFFSHORE FUND LTD., THOMAS E. CLAUGUS (each, a "Buyer" and collectively, "Buyers"), and RAND ACQUISITION CORPORATION, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

      WHEREAS, the Buyers desire to purchase and acquire from the Company, and the Company desires to issue and deliver to the Buyers, an aggregate of 300,000 shares (the "Purchase Shares") of the Company's Series A Convertible Preferred Stock, par value $0.0001 ("Series A Preferred Stock"), free and clear of all claims, liens, options, charges and encumbrances of any kind other than restrictions on transfer as provided under applicable securities laws ("Liens"), on the terms and subject to the conditions hereinafter set forth and as allocated among Buyers as set forth on Annex II to this Agreement; and

      WHEREAS, unless the context otherwise requires, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article I of this Agreement.

      NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants hereinafter contained, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

      1.1 Definitions. As used herein, the following terms shall have the respective meanings ascribed to them below:

      "Action" has the meaning ascribed to such term in Section 3.9.

      "Affiliate" means, with respect to any specified Person, (i) any other Person 50% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by such specified Person or (ii) any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person by virtue of ownership of voting securities, by contract or otherwise.

      "Agreement" has the meaning ascribed to such term in the Preamble.

      "Business Day" means any day (other than Saturday or Sunday) on which banking institutions in the State of New York are not authorized or obligated by law to close.

      "Buyer" or "Buyers" has the meaning ascribed to such term in the Preamble.

      "Certificate of Designations" shall mean the Certificate of Designations of the Preferred Stock, attached hereto as Exhibit A.

      "Closing" has the meaning ascribed to such term in Section 2.1.

      "Closing Date" has the meaning ascribed to such term in Section 2.1.

      "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statute thereto.

      "Common Stock" has the meaning ascribed to such term in Section 3.6.

      "Company" has the meaning ascribed to such term in the Preamble.

      "Company Disclosure Schedule" shall mean that certain schedule attached hereto as Annex I qualifying the representations and warranties contained in
Article III.

      "Company Material Adverse Effect" shall mean any event, condition or contingency that has had, or is reasonably likely to have, a material adverse effect on the business, assets, liabilities, results of operations, prospects or financial condition of the Company and its Subsidiaries, taken as a whole, provided, however, that a Company Material Adverse Effect shall not include any such effect resulting from or arising in connection with (a) changes or conditions generally affecting the industries or segments in which the Company operates; (b) changes in general economic, market or political conditions; or
(c) the announcement, other disclosure or completion of the transactions contemplated by the Lower Lakes Acquisition Documents.

      "Conversion Shares" has the meaning ascribed to such term in Section
3.6(b).

      "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and all regulations promulgated thereunder.

      "Financial Statements" has the meaning ascribed to such term in Section
3.8.

      "GAAP" shall mean United States generally accepted accounting principles, consistently applied.

      "Governmental Authority" shall mean any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality.

      "Governmental Rules" shall mean all laws, statutes, rules, regulations, codes, ordinances, writs, orders or decrees of any Governmental Authority.

      "Lien" has the meaning ascribed to such term in the Preamble.

      "Lower Lakes Acquisition" shall mean the transactions contemplated by the Lakes Acquisition Documents.

      "Lower Lakes Acquisition Documents" shall mean the Stock Purchase Agreement, dated September 2, 2005, among the Company, LL Acquisition Corp. and the stockholders of Lower Lakes Towing Ltd. and the other agreements contemplated thereby or ancillary thereto.

      "Maritime Laws" means the Shipping Act, 1916, Merchant Marine Act, 1920, and the Merchant Marine Act, 1936, all as amended, and the regulations promulgated thereunder, collectively.

      "Person" shall mean any individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm, company or other enterprise, association, organization or other entity or Governmental Authority.

      "Preferred Stock" has the meaning ascribed to such term in the Recitals.

      "Purchase Price" has the meaning ascribed to such term in Section 2.3.

      "Purchase Shares" has the meaning ascribed to such term in the Recitals.

      "Registration Rights Agreement" shall mean the Registration Rights Agreement, by and between the Company and the Buyers, in the form of Exhibit B hereto.

      "SEC" shall mean the Securities and Exchange Commission.

      "SEC Reports" has the meaning ascribed to such term in Section 3.8.

      "Section 203" has the meaning ascribed to such term in Section 5.14.

      "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, and all regulations promulgated thereunder

      "Subsidiary" shall mean, when used with respect to any Person, any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the securities or other ownership interests or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries.

      "Survival Period" has the meaning ascribed to such term in Section 7.1.

      "Transaction Documents" shall mean (i) the Registration Rights Agreement and the Certificate of Designations and (ii) those other agreements, certificates and documents entered into or delivered between the Buyers and the Company related to, ancillary to, or in connection with this Agreement, the Registration Rights Agreement or the Certificate of Designations.

      1.2 Knowledge. As used in the Agreement, "to the Company's knowledge" or "to the knowledge of the Company" or words of similar import shall mean the actual knowledge of Laurence S. Levy, the Chief Executive Officer of the Company.

      1.3 Interpretation. When a reference is made in this Agreement to a section, article, paragraph, clause, annex or exhibit, such reference shall be to a reference to this Agreement unless otherwise clearly indicated to the contrary. The descriptive article and section headings herein are intended for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The meaning assigned to each term used in this Agreement shall be equally applicable to both the singular and the plural forms of such term, and words denoting either gender shall include both genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

      The parties have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement and each of the Transaction Documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of the authorship of any provision of this Agreement or of any of the Transaction Documents.

                                   ARTICLE II

                           CLOSING; PURCHASE AND SALE

      2.1 The Closing. Subject to the terms and conditions of this Agreement, the closing (the "Closing") of the transactions set forth in this Article II shall take place concurrently with the closing of the Lower Lakes Acquisition, or at such other time or such other date as Buyers and the Company may agree, at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York (such date upon which the Closing occurs is referred to as the "Closing Date").

      2.2 Issuance and Delivery of the Purchase Shares. At the Closing, the Company shall issue and deliver to each Buyer certificates for the number of Purchase Shares set forth on Annex II hereto and each Buyer shall purchase such Purchase Shares from the Company.

      2.3 The Purchase Price. At the Closing, the Buyers shall purchase the Purchase Shares for a purchase price equal to Fifty Dollars ($50.00) per Purchase Share (the "Purchase Price"), which shall be paid to the Company by each Buyer in the amounts set forth on Annex II hereto.

      2.4 Delivery of Purchase Price. At the Closing, the aggregate Purchase Price shall be paid by the Buyers to the Company by wire transfer of immediately available funds to an account designated in writing by the Company at least two Business Days prior to the Closing.

      2.5 Use of Proceeds. The Company shall use the net proceeds from the issuance of the Purchase Shares for the purposes of (a) funding the purchase price and other obligations of the Company and its Subsidiaries under the Lower Lakes Acquisition Documents, as well as payment of related fees and expenses, and (b) for general working capital purposes following consummation of the Lower Lakes Acquisition.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to the Buyers as of the date hereof and as of the Closing Date as follows:

      3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to conduct its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of the business conducted by it, and/or the character of the assets owned or leased by it, makes such qualification or licensure necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, limit the Company's ability to consummate the transactions hereby contemplated or have a Company Material Adverse Effect.

      3.2 Subsidiaries. All of the outstanding shares of the capital stock of each Subsidiary of the Company are owned by the Company free and clear of all Liens. Each of the Company's Subsidiaries is set forth on Section 3.2 of the Company Disclosure Schedule and is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company's Subsidiaries has the power and authority to conduct its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in all jurisdictions in which the nature of the business conducted by it, and/or the character of the assets owned or leased by it, makes such qualification or licensure necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, limit the Company's ability to consummate the transactions hereby contemplated or have a Company Material Adverse Effect.

      3.3 Authority; Execution and Delivery; Enforceability. The Company has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents and to consummate the transactions hereby and thereby contemplated. The execution and delivery by the Company of this Agreement and the Transaction Documents and the consummation by the Company of the transactions hereby and thereby contemplated have been authorized by all necessary corporate action of the Company. The Company has duly executed and delivered this Agreement and the Transaction Documents, and, assuming the due execution and delivery of this Agreement and the Transaction Documents by each party thereto (other than the Company), this Agreement and the Transaction Documents constitute valid and binding obligations of the Company and are enforceable against the Company in accordance with its and their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or general equitable principles (whether considered in a proceeding at equity or in law).

      3.4 Non-Contravention. Except as set forth on Schedule 3.4, neither the execution and delivery of this Agreement and the Transaction Documents by the Company, nor the consummation of the transactions hereby and thereby contemplated by the Company, will:

            (i) constitute any violation or breach of the certificate of incorporation or the by-laws (or comparable organizational documents in the case of Subsidiaries) of the Company or any of its Subsidiaries;

            (ii) constitute a default under or a violation or breach of, or result in the acceleration of any obligation under, any provision of any Contract to which the Company or any of its Subsidiaries is a party or by which any of the assets of the Company or any of its Subsidiaries or the Purchase Shares may be affected;

            (iii) assuming the consents and approvals described in Section 3.7 have been received, violate any Governmental Rules affecting the Company or any of its Subsidiaries; or

            (iv) result in the creation of any Lien on any of the assets of the Company or any of its Subsidiaries.

other than, in the case of foregoing clauses (ii), (iii), and (iv), those defaults, violations, breaches, accelerations and Liens which, individually or in the aggregate, would not have a Company Material Adverse Effect.

      3.5 Corporate Documents. The Company has filed as exhibits to its SEC Reports true and complete copies of the Certificate of Incorporation, as amended, and By-Laws of the Company.

      3.6 Capitalization; Options. (a) The Company is authorized to issue 20,000,000 shares of Common Stock, 5,600,000 of which are issued and outstanding as of the date hereof, ("Common Stock") and 1,000,000 shares of Preferred Stock, none of which are issued and outstanding as of the date hereof (prior to giving effect to the transactions contemplated by this Agreement).

      (b) All of the Purchase Shares when issued to Buyers in accordance with the terms of this Agreement shall be legally and validly issued, fully paid and non-assessable, free and clear of all Liens. The shares of Common Stock issuable upon conversion of the Purchase Shares (the "Conversion Shares") have been duly and validly reserved on the books and records of the Company and, when issued upon conversion of the Purchase Shares in accordance with the terms of the Certificate of Designations and applicable Governmental Rules, shall be legally and validly issued, fully paid and nonassessable, free and clear of all Liens.

      (c) Other than the Common Stock and the Preferred Stock, there are no other series or classes of capital stock of the Company authorized or issued and outstanding. Except as set forth on Section 3.6(c) of the Company Disclosure Schedule, there are no outstanding warrants, options, contracts, rights (preemptive or otherwise), calls, commitments or other instruments convertible into or exchangeable for shares of capital stock of the Company or any of the Company's Subsidiaries, in each such case, to which the Company or any of Company's Subsidiaries is a party and which relates to the sale or issuance of shares of capital stock of the Company or of any of Company's Subsidiaries (collectively, the "Company Instruments") As of the date hereof, there are 10,100,000 shares of Common Stock reserved on the Company's books and records for issuance upon exercise of redeemable warrants and an option held by the underwriter of the Company's initial public offering. Except as set forth on
Section 3.6(c) of the Company Disclosure Schedule or as contemplated by this Agreement and the Transaction Documents, (i) the Company has not agreed to register any shares of its capital stock under the Securities Act or granted registration rights with respect to shares of its capital stock to any Person and (ii) there are no voting trusts, stockholders agreements, proxies or other agreements or understandings in effect to which the Company is a party with respect to the voting or transfer of any shares of Common Stock. Except as disclosed in the SEC Reports or any exhibit thereto, to the extent any such Company Instruments are outstanding as of the date hereof, neither the issuance and sale of the Purchase Shares nor the issuance of the Conversion Shares in accordance with its terms will result in an adjustment of the exercise or conversion price of, or number of shares issuable upon the exercise or conversion of any such, Company Instruments.

      (d) The outstanding shares of Common Stock are all duly and validly authorized and issued, fully paid and nonassessable. All outstanding Common Stock, options and other securities of the Company were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities laws (including, without limitation, anti-fraud provisions) or, subject in part to the truth and accuracy of each purchaser's representations to the Company at the time of the purchase thereof, pursuant to valid exemptions therefrom.

      3.7 Consents and Approvals. Except as set forth in Section 3.7 of the Company Disclosure Schedule, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person is required on behalf of the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than such consents, approvals and authorizations of, and declarations, filings and registrations the failure of which to obtain, make or otherwise effect which would not, individually or in the aggregate, result in a Company Material Adverse Effect.

      3.8 SEC Reports and Financial Statements.

      (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since November 2, 2004 (collectively, the "SEC Reports"). The SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any form, report or other document with the SEC.

      (b) Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Reports (the "Financial Statements") (i) was prepared from the books of account and other financial records of the Company,
(ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) presented fairly in all material respects the financial position of the Company as at the respective dates thereof and the results of its operations and its cash flows for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to the omission of footnotes and normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Company Material Adverse Effect).

      (c) Except for liabilities and obligations reflected on the March 31, 2005 balance sheet of the Company included in the SEC Reports (including the notes thereto), liabilities and obligations disclosed in the SEC Reports (including exhibits thereto) filed prior to the date of this Agreement and other liabilities and obligations incurred in the ordinary course of business since March 31, 2005, neither the Company nor any of the Company's Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a nature required to be disclosed on a balance sheet prepared in accordance with GAAP which, individually or in the aggregate, would cause a Company Material Adverse Effect.

      3.9 Litigation and Claims. There is no action, suit, claim, proceeding, arbitration or investigation (each, an "Action") pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or, to the best of the Company's knowledge, against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or that questions the validity of this Agreement, or the right of the Company to enter into such agreements, or to consummate the transactions contemplated hereby or thereby. Neither the Company nor any of its Subsidiaries is subject to or in default under any judgment, order, writ, agreement, injunction or decree of any court or Governmental Authority.

      3.10 No Finder. Neither the Company, nor any of its Subsidiaries, nor any party acting on their behalf, has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated hereby.

      3.11 Exempt Offering. Subject in part to the truth and accuracy of each Buyer's representations set forth in Article IV of this Agreement, the offer, sale and issuance of the Purchase Shares and the Conversion Shares, as contemplated by and in conformity with this Agreement are exempt from the registration requirements of Section 5 of the Securities Act by virtue of

Regulation D thereunder, and from the registration or qualification requirements of any other applicable federal or state securities laws, and the issuance of the Conversion Shares in accordance with the Company's Certificate of Incorporation and the Certificate of Designations will be exempt from such registration and qualification requirements, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

      3.12 Agreements; Action. Other than (i) the Lower Lakes Acquisition Documents, (ii) contracts in respect of services being provided to the Company by third parties in connection with the Lower Lakes Acquisition and (iii) as attached as an exhibit to the Company's filing on Form S-1 (as amended) with the SEC (File no. 333-117051), the Company is not a party to, and none of its properties, rights or assets are bound by, any material contract, agreement, lease, power of attorney, guaranty, surety arrangement, or other commitment, whether written or oral.

      3.13 Related-Party Transactions. No employee, officer or director of the Company or member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them. Except as set forth in the Company's SEC filings, none of such persons and no "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the 1933 Act) of any such person has had any direct or indirect ownership interest in, or other material interest in the Company, or any firm or corporation (i) with which the Company is affiliated, (ii) with which the Company has a business relationship, (iii) that competes with the Company, (iv) which purchases from or sells, licenses or furnishes to the Company any goods, property or services; or (v) which is a party to any contract or agreement to which the Company is a party or by which it may be bound or affected; provided, however that no representation or warranty is made with respect to stock in publicly traded companies that may compete with the Company owned by employees, officers or directors of the Company and members of their immediate families.

      3.14 Title to Property and Assets. Company has good and marketable title to all of its properties and assets, in each case, except as set forth in the SEC filings and except for liens arising from current taxes not yet due and payable, free and clear of any mortgages, pledges, liens, encumbrances, security interests or charges of any kind (collectively, "Encumbrances").

      3.15 Employee Benefit Plans. Neither the Company, nor any member of a controlled group (within the meaning of Sections 414(b), (c), (m) and (o) of the Code)) of employers that include the Company (collectively, the "Company Group"), maintains any "employee benefit plan" within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended) nor any other severance, bonus, incentive stock option, stock appreciation, stock purchase, retirement, insurance, profit sharing, deferred compensation welfare or fringe benefit plan, agreement or arrangement, whether written or unwritten, providing benefits for employees or former employees of the Company or members of the Company Group (including such arrangements contained within the provisions of an individual employment or consulting agreement).

      3.16 Tax Returns, Payments and Elections. The Company has filed all tax returns and reports (including information returns and reports) as required by law. These returns and reports are true and correct in all material respects. The Company has paid all taxes and other assessments due, except those contested by it in good faith that are listed in Section 3.16 of the Company Disclosure Schedule. The provision for taxes of the Company as shown in the Financial Statements is adequate for taxes due or accrued as of the date thereof. The Company has not elected to be treated as a Subchapter S corporation pursuant to
Section 1362(a) of the Code, nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would have a material effect on the Company, its financial condition, its business as presently conducted or proposed to be conducted or any of its properties or material assets. The Company has never had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. None of the Company's federal income tax returns and none of its state income or franchise tax or sales or use tax returns has ever been audited by governmental authorities, and no such audits are pending or, to the Company's knowledge, threatened. Since the date of the Financial Statements, the Company has not incurred any taxes, assessments or governmental charges other than in the ordinary course of business. The Company has withheld or collected from each payment made to each of its employees, the amount of all taxes (including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes) required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositories.

      3.17 Insurance. Other than directors' and officers' liability insurance policies, the Company does not maintain any insurance policies. All insurance policies maintained by the Company are in full force and effect and the Company is not in default of any provision thereof. The Company has not received notice from any issuer of any such insurance policies of its intention to cancel or refusal to renew any policy issued by it.

      3.18 Disclosure. None of this Agreement or any other statements or certificates made or delivered in connection herewith or therewith contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated therein or necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE BUYERS

      Each Buyer, severally and not jointly, represents and warrants to the Company as of the date hereof and the Closing Date as follows:

      4.1 Organization and Good Standing. Such Buyer (if not an individual) is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.

      4.2 Corporate Authority; Execution and Delivery; Enforceability. Such Buyer has the requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to consummate the transactions hereby and thereby contemplated. The execution and delivery by such Buyer of this Agreement and the Transaction Documents to which it is a party and the consummation by such Buyer of the transactions hereby and thereby contemplated have been authorized by all necessary action (corporate or otherwise). Such Buyer has duly executed and delivered this Agreement and the Transaction Documents to which it is a party, and, assuming the due execution and delivery of this Agreement and the Transaction Documents by each party thereto (other than such Buyer), this Agreement and the Transaction Documents to which it is a party constitute valid and binding obligations of such Buyer and are enforceable against such Buyer in accordance with its and their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or general equitable principles (whether considered in a proceeding at equity or in law).

      4.3 Non-Contravention. Neither the execution and delivery of this Agreement or the Transaction Documents to which it is a party by such Buyer, nor the consummation of the transactions hereby or thereby contemplated by such Buyer, will:

            (i) constitute any violation or breach of the organizational documents of such Buyer (if not an individual); or

            (ii) violate any Government Rule affecting such Buyer, other than any such violations which, individually or in the aggregate, would not prevent such Buyer from consummating the transactions contemplated by this Agreement and the Transaction Documents.

      4.4 Consents and Approvals. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or third party is required on behalf of such Buyer in connection with the execution, delivery or performance of this Agreement or the Transaction Documents to which it is a party and all documents contemplated hereby or thereby or the transactions contemplated hereby and thereby, other than such consents, approvals and authorizations of, and declarations, filings and registrations with, third parties the failure of which to obtain, make or otherwise effect which would not, individually or in the aggregate, prevent such Buyer from consummating the transactions contemplated by this Agreement and the Transaction Documents.

      4.5 Litigation and Claims. There is no action, suit, claim, proceeding, arbitration or investigation pending or, to the knowledge of such Buyer, threatened against or affecting such Buyer with respect to the propriety or validity of the transactions contemplated hereby.

      4.6 No Finder. Neither such Buyer nor any party acting on such Buyer's behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated hereby.

      4.7 Investment Representations. Such Buyer hereby acknowledges and agrees that the Purchase Shares, and, if and when issued, the Conversion Shares, will not be registered under the Securities Act or any state securities laws and may not be offered or sold except pursuant to registration or an exemption from the registration requirements of the Securities Act and all applicable state securities laws. In this connection, such Buyer understands Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

      4.8 Accredited Investor. Such Buyer represents that: (i) such Buyer is an "accredited investor" (as such term is defined in Regulation D under the Securities Act) and is acquiring the Purchase Shares for its own account, for investment purposes only, and not with a view to the resale or offer for sale thereof or with any present intention of distributing or selling or offering for sale any of such securities; and (ii) such Buyer is capable of bearing the economic risk of such investment, including a complete loss of the investment in the Purchase Shares.

                                   ARTICLE V

                                    COVENANTS

      5.1 Restrictive Legends. None of the Purchase Shares or the Conversion Shares may be transferred without registration under the Securities Act and applicable state securities laws unless counsel to each transferring Buyer shall advise the Company in writing that such transfer may be effected without such registration. Each certificate representing any of the foregoing shall bear legends in substantially the following form:

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES UNDER THE ACT, OR (II) UPON RECEIPT BY ISSUER OF AN OPINION OF LEGAL COUNSEL REASONABLY SATISFACTORY TO ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

      The Company shall remove or cause its registrar and transfer agent to remove such legend at the time such Purchase Shares or Conversion Shares are transferred pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act.

      5.2 Change in Condition. Prior to the Closing, the Company shall promptly advise each Buyer in writing of any material change in the condition (financial or otherwise), operations or properties or businesses of the Company, Lower Lakes, or any of their respective Subsidiaries.

      5.3 Subordination. The Company and each Buyer hereby agree that the form of subordinated promissory note attached as Exhibit A to the Certificate of Designations shall be amended to expressly subordinate the indebtedness represented thereby, and the rights of the holder thereunder, to the senior indebtedness to be incurred by the Company on the Closing Date in accordance with the commitment letter in respect thereof attached at Exhibit 14 to the Stock Purchase Agreement included in the Lower Lakes Acquisition Documents, all to the reasonable satisfaction of the holders of such senior indebtedness.

      5.4 Limitation on Affiliate Transactions. Notwithstanding the inapplicability of Section 203 of the Delaware General Corporation Law ("Section 203") to the Company, the Buyers and the transactions contemplated hereby, each Buyer hereby agrees that, from and after the Closing and until the eighteen month anniversary thereof, the Company shall be prohibited from engaging in any "business combination" (as defined in Section 203) with such Buyer unless such business combination is approved by the holders of a majority of Common Stock of the Company, other than Buyers, entitled to vote at a meeting in respect thereof.

                                   ARTICLE VI

               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES

      The obligation of the parties to consummate the transactions contemplated under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the party whose obligation is subject to such conditions, in their sole discretion; provided, however, that a waiver by a Buyer of a condition to the obligations of any such Buyer will not be effective unless such condition is also waived by each other Buyer with respect to each such other Buyer's obligations.

      6.1 Conditions to obligations of the Buyers.

      (a) There shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in an Action against the consummation of the transactions contemplated hereby or by any Transaction Document.

      (b) The Lower Lakes Acquisition shall be completed concurrently with the Closing in accordance with the terms of the Lower Lakes Acquisition Documents, without waiver by the Company or its Affiliates party thereto of any material term or condition thereof (including, without limitation, waiver of any event, condition or contingency that would constitute a Material Adverse Effect (as defined in the Lower Lakes Acquisition Documents)).

      (c) The Company shall have executed and delivered the Registration Rights Agreement, dated as of the Closing Date.

      (d) The Company shall have filed the Certificate of Designations with the Secretary of State of the State of Delaware.

      (e) The Buyers shall have received a short-form good standing certificate relating to the Company, dated within ten Business Days of the Closing Date (with a bring down certificate dated as of the Closing), issued by the Secretary of State of the State of Delaware.

      (f) The representations and warranties of the Company contained in Article III that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

      (g) The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

      (h) The Chief Executive Officer of the Company shall deliver to each Buyer at the Closing a certificate stating that the conditions specified in Sections 6.1(d), 6.1(f), and 6.1(g) have been fulfilled and stating that there shall have been no event which has resulted in a Company Material Adverse Effect since the date of the Financial Statements.

      (i) All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be duly obtained and effective as of the Closing.

      (j) All corporate and other proceedings in connection with the transactions contemplated hereby at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Buyers' counsel, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request. This may include, without limitation, good standing certificates and certification by the Company's Secretary regarding the Company's Certificate of Incorporation, the Certificate of Designations and By-laws and Board of Director and stockholder resolutions, if any, relating to this Agreement and the transactions contemplated hereby.

      (k) The Buyers shall have received from Katten Muchin Rosenman LLP, counsel for the Company, an opinion, dated as of the Closing, in the form attached hereto as Exhibit C.

      6.2 Conditions to obligations of the Company.

      (a) There shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in an Action against the consummation of the transactions contemplated hereby or by any Transaction Document.

      (b) The Lower Lakes Acquisition shall be completed concurrently with the Closing in accordance with the terms of the Lower Lakes Acquisition Documents.

      (c) The Buyers shall have executed and delivered the Registration Rights Agreement.

      (d) The Buyers shall have provided evidence reasonably satisfactory to the Company that issuance of the Purchase Shares to the Buyers will not result in the failure of the Company to be in continuous compliance with the U.S. citizenship requirements of the Maritime Laws and any provisions of the certificate of incorporation or by-laws of the Company adopted from time to time to ensure such compliance .

                                  ARTICLE VII

                                  MISCELLANEOUS

      7.1 Survival; Certain Other Matters.

      (a) The representations and warranties of the parties contained in this Agreement shall survive the Closing and shall continue in full force and effect until the second anniversary of the date hereof, after which time such representations and warranties shall terminate and have no further force or effect; provided, however, that the representations and warranties contained in

Sections 3.6, 3.13, 4.6, 4.7 and 4.8 hereof shall survive the Closing and remain in full force and effect until the expiration of the applicable statute of limitations, after which time such representations and warranties shall terminate and have no further force or effect. The period during which any such representation or warranty survives is the "Survival Period" for such representation or warranty. Notwithstanding the foregoing, any representation or warranty that would otherwise terminate shall survive with respect to, and only with respect to, any matter of which notice is given to Company or Buyers, as the case may be, in writing pursuant to this Agreement prior to the end of the applicable Survival Period until such matter is resolved, after which time such representation and warranty shall terminate and have no further force or effect. The representations, warranties and covenants of the Company contained in or made pursuant to this Agreement shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of any Buyer or the Company.

      (b) The covenants and agreements of the parties contained in this Agreement shall survive the Closing as to each Buyer until such Buyer no longer owns any Purchase Shares or Conversion Shares.

      (c) Each party hereto may assert a claim or cause of action under this Agreement with respect to (i) any breach of one or more of the representations and warranties contained in Articles III and IV hereof, as the case may be, provided that such claim or cause of action is asserted within the applicable time period specified in Section 7.1(a) hereof and (ii) subject to Section 7.1(b) hereof, a breach of any one or more of the covenants or agreements contained in this Agreement. Except as provided for in the immediately preceding sentence, the parties to this Agreement agree that no claims or causes of action on any basis (including in contract or tort, under federal or state securities laws or otherwise), other than for fraud, may be brought against the Company or any Buyer or any of their respective directors, officers, employees, Affiliates, shareholders, successors, permitted assigns, agents, or representatives based upon, directly or indirectly, any of the representations or warranties contained in Articles III and IV of this Agreement or any misstatement or failure to state any fact made by Company in connection with such Buyer's purchase of the Purchase Shares or the Conversion Shares.

      7.2 Further Assurances. From and after the Closing Date, each party shall, at any time and from time to time, make, execute and deliver, or cause to be made, executed and delivered, such instruments and agreements, and take or cause to be taken all such actions as counsel for the other party may reasonably request for the effectual consummation of this Agreement and the transactions hereby contemplated.

      7.3 Expenses of the Transaction. The Company shall pay its own fees and expenses in connection with this Agreement and the transactions hereby contemplated and the reasonable fees and expenses of the Buyers incurred in connection with this Agreement and the transactions hereby contemplated, including, without limitation, reasonable legal and accounting fees and expenses, in each case of one such professional services firm; provided, however, that the Company's obligations under this Section 7.3 to pay Buyers' reasonable fees and expenses shall not exceed $15,000 in the aggregate unless the Closing shall have occurred.

      7.4 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered (i) when delivered personally or by private courier, (ii) when actually delivered by registered or certified United States mail, return receipt requested, or (iii) when sent by telecopy (provided that it is confirmed by a means specified in clause (i) or (ii)), addressed as follows:

      If to the Buyers, to the addresses set forth on Annex II hereto.

      With a copy to:

                  DLA Piper Rudnick Gray Cary LLP
                  1251 Avenue of the Americas
                  New York, New York  10020
                  Attention:  William N. Haddad, Esq.
                  Telecopy:    (212) 884-8498
                  Telephone:  (212) 835-6198

      If to the Company to:

            Rand Acquisition Corporation
            450 Park Avenue, Suite 1001
            New York, New York 10022
            Telecopy:  (212) 644-6262
            Telephone: (212) 644-3450

      With a copy to:

            Katten Muchin Rosenman LLP
            575 Madison Avenue
            New York, New York 10022
            Attention: Todd Emmerman, Esq.
            Telecopy:  (212) 940-8776
            Telephone: (212) 940-8873

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

      7.5 No Modification Except in Writing. This Agreement shall not be changed, modified, or amended except by a writing signed by the party to be affected by such change, modification or amendment, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to which performance is to be rendered.

      7.6 Entire Agreement. This Agreement, together with any Schedules and Exhibits hereto, sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them.

      7.7 Severability. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

      7.8 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by the Company or a Buyer without the prior written consent of the other party; provided, however, that, prior to Closing, each Buyer may assign its rights under this Agreement to any Affiliate of such Buyer that agrees in favor of the Company in writing to the assumption of the assigning Buyer's obligations under this Agreement. No such assignment and assumption shall relieve the assigning Buyer of its obligations under this Agreement.

      7.9 Governing Law; Jurisdiction.

      (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed wholly within said State, without giving effect to the conflict of laws principles thereof.

      (b) Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court will not accept jurisdiction, the Supreme Court of the State of New York, New York County or any court of competent civil jurisdiction sitting in New York County, New York. In any action, suit or other proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above courts, that such action or suit is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper. Each of the parties hereto also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

      (c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT.

      7.10 Captions. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

      7.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement.

      7.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the Company or to any Buyer, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of the Company or any Buyer nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach of default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Company or any Buyer of any breach of default under this Agreement, or any waiver on the part of the Company or any Buyer of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the Company or any Buyer, shall be cumulative and not alternative.

                            [Signature page follows]

      IN WITNESS WHEREOF, each of the parties hereto has executed this Preferred Stock Purchase Agreement on the day and year first above written.


                                RAND ACQUISITION CORPORATION

                                By: /s/ Laurence S. Levy
                                    ---------------------------
                                    Name:  Laurence S. Levy
                                    Title: President


                                KNOTT PARTNERS LP

                                By: /s/ David Knott
                                    ---------------------------
                                    Name:  David Knott
                                    Title: General Partner


                                MATTERHORN OFFSHORE FUNDS LTD.

                                By: /s/ David Knott
                                    ---------------------------
                                    Name:  David Knott
                                    Title: General Partner


                                GOOD STEWARD FUND LTD.

                                By: /s/ David Knott
                                    ---------------------------
                                    Name:  David Knott
                                    Title: General Partner


                                ANNO LP

                                By: /s/ David Knott
                                    ---------------------------
                                    Name:  David Knott
                                    Title: General Partner

                                BAY II RESOURCE PARTNERS

                                By: /s/ George E. Case, III
                                    ---------------------------
                                    Name:  George E. Case, III
                                    Title: Vice President, GMT Capital Corp.,
                                           General Partner


                                BAY RESOURCE PARTNERS L.P.

                                By: /s/ George E. Case, III
                                    ---------------------------
                                    Name:  George E. Case, III
                                    Title: Vice President, GMT Capital Corp.,
                                           General Partner


                                BAY RESOURCE PARTNERS OFFSHORE FUND
                                    LTD.

                                By: /s/ George E. Case, III
                                    ---------------------------
                                    Name:  George E. Case, III
                                    Title: Vice President, GMT Capital Corp.,
                                           Manager, GMT Capital Offshore
                                           Management, LLC, Investment Manager


                                /s/ Thomas E. Claugus    /s/ George E. Case, III
                                ------------------------------------------------
                                           THOMAS E. CLAUGUS
                                           BY: GEORGE E. CASE, III

                                                                      Comment 61

                                                                         ITEM 17

                      , 2005

Rand Acquisition Corporation
450 Park Avenue, Suite 1001
New York, New York 10022
Attention: Laurence S. Levy, President

Gentlemen:

Reference is made to (a) the Stock Purchase Agreement, dated September 2, 2005 (the "Purchase Agreement"), by and among Rand Acquisition Corporation ("Rand"), Lower Lakes Acquisition Corp. ("Purchaser") and the stockholders of Lower Lakes Towing Ltd. and (b) the Rand Management Bonus Program (the "Plan") adopted by Rand in connection with the transactions under the Purchase Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Purchase Agreement or the Plan, as applicable.

Each of the undersigned, as a Participant under the Plan, hereby agrees to reduction of such Participant's Plan Account Balance on account of amounts due to Purchaser or any Purchaser Group Member pursuant to Section 1.4 and/or
Section 9.2 of the Purchase Agreement, in the manner provided in said sections of the Purchase Agreement. Any such reductions may be made regardless of the extent to which a Participant may be vested in its Plan Account Balance, and regardless of whether such Participant has theretofor frozen an Award under the Plan.

Each of the undersigned acknowledges and agrees that its participation in the Plan as a Participant is subject to the effectiveness of this Agreement and any revocation or attempted revocation or other challenge to the effectiveness of this Agreement by a Participant shall terminate such Participant's participation in the Plan.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed wholly within said State, without giving effect to the conflict of laws principles thereof.


---------------------------                          ---------------------------
Scott Bravener                                       James Siddall


---------------------------                          ---------------------------
Mark Rohn                                            Jeffrey Botham


---------------------------                          ---------------------------
Anthony Walker                                       Robert Pierson


---------------------------                          ---------------------------
Frank Bravener                                       David Scruton


---------------------------
John Carlson

                                                                      Comment 61

                                                                         ITEM 18

                                                                         ANNEX K

                              REDEMPTION AGREEMENT

                             Dated September 2, 2005

                                     Between

                      GRAND RIVER NAVIGATION COMPANY, INC.

                                       and

                           GRAND RIVER HOLDINGS, INC.

                                TABLE OF CONTENTS

                                                                            Page

REDEMPTION AGREEMENT...........................................................1

ARTICLE I. CLOSING; SALE AND PURCHASE..........................................1

1.1      The Closing...........................................................1
1.2      Sale and Purchase of the Purchase Shares..............................1
1.3      Delivery of Purchase Price and Stock Certificates.....................1
1.4      Actions Simultaneous..................................................2

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF SELLER...........................2

2.1      Authority; Execution and Delivery; Enforceability.....................2
2.2      Non-Contravention.....................................................2
2.3      Title to Purchase Shares..............................................3
2.4      Consents and Approvals................................................3
2.5      Litigation and Claims.................................................3
2.6      No Finder.............................................................3
2.7      No Other Representations and/or Warranties............................3

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PURCHASER.......................3

3.1      Organization; Good Standing...........................................3
3.2      Authority; Execution and Delivery; Enforceability.....................4
3.3      Non-Contravention.....................................................4
3.4      Consents and Approvals................................................4
3.5      Litigation and Claims.................................................4
3.6      No Finder.............................................................4

ARTICLE IV. ACTION PRIOR TO THE CLOSING DATE...................................4

4.1      No Breach of Representations and Warranties;
         Notification of Certain Matters.......................................5
4.2      Standstill............................................................5
4.3      Notice of Litigation..................................................5
4.4      Fulfillment of Conditions to Purchaser's Obligations..................5
4.5      Fulfillment of Conditions to Seller's Obligations.....................5
4.6      Publicity.............................................................5

ARTICLE V. OTHER AGREEMENTS OF THE PARTIES.....................................6

5.1      Cooperation in Litigation.............................................6
5.2      Confidentiality.......................................................6
5.3      Further Assurances....................................................6
5.4      Indemnification.......................................................6
5.5      Company Actions.......................................................6

ARTICLE VI. CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER...................7

6.1      Representations and Warranties........................................7
6.2      Performance...........................................................7

6.3      Certificates..........................................................7
6.4      No Injunction.........................................................7
6.5      Third Party Consents..................................................7
6.6      Concurrent Transactions...............................................7
6.7      Legal Opinion.........................................................8
6.8      Releases..............................................................8
6.9      Option Agreement......................................................8
6.10     Shareholder Agreement Termination.....................................8
6.11     Resignations..........................................................8
6.12     Name Change...........................................................8
6.13     Charter Party Agreement...............................................8
6.14     Contracts of Affreightment............................................8
6.15     Liens.................................................................8
6.16     Set Off Rights Agreement..............................................8

ARTICLE VII. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER.....................8

7.1      Representations and Warranties........................................9
7.2      Performance...........................................................9
7.3      Certificates..........................................................9
7.4      No Injunction.........................................................9
7.5      Concurrent Transactions...............................................9
7.6      Lower Lakes Consent...................................................9
7.7      Charter Party Agreement...............................................9
7.8      Contracts of Affreightment............................................9
7.9      Liens.................................................................9

ARTICLE VIII. INDEMNIFICATION..................................................9

8.1      Survival..............................................................9
8.2      Indemnification by Seller.............................................9
8.3      Indemnification by Purchaser.........................................10
8.4      Limitations on Indemnification.......................................10
8.5      Interest.............................................................10
8.6      Notice of Claims.....................................................10
8.7      Third Party Claims...................................................11
8.8      Tax Treatment of Indemnity Payments..................................12

ARTICLE IX. TERMINATION.......................................................12

9.1      Termination..........................................................12
9.2      Effects of Termination...............................................12

ARTICLE X. MISCELLANEOUS......................................................12

10.1     Expenses of the Transaction..........................................12
10.2     Notices..............................................................12
10.3     No Modification Except in Writing....................................13
10.4     Entire Agreement.....................................................13
10.5     Severability.........................................................14
10.6     Assignment...........................................................14
10.7     Governing Law; Jurisdiction..........................................14
10.8     Specific Performance.................................................14
10.9     Headings; References.................................................15

10.10    Interpretation.......................................................15
10.11    Third Parties........................................................15
10.12    Counterparts and Facsimile Signatures................................15
10.13    Time of the Essence..................................................15
10.14    Currency.............................................................15

                                   APPENDICES

APPENDIX A. DEFINITIONS

APPENDIX B. SELLER DISCLOSURE SCHEDULE

APPENDIX C. PURCHASER DISCLOSURE SCHEDULE

                                    EXHIBITS

RELEASE                                                               EXHIBIT 1

ESCROW AGREEMENT                                                      EXHIBIT 2

OPINION OF COUNSEL TO SELLER                                          EXHIBIT 3

IRREVOCABLE LETTER OF DIRECTION                                       EXHIBIT 4

OPTION AGREEMENT                                                      EXHIBIT 5

SHAREHOLDER AGREEMENT TERMINATION                                     EXHIBIT 6

RESIGNATION                                                           EXHIBIT 7

BAREBOAT CHARTER                                                      EXHIBIT 8

CONTRACTS OF AFFREIGHTMENT                                     EXHIBIT 9A and 9B

SET OFF RIGHTS AGREEMENT                                              EXHIBIT 10

                              REDEMPTION AGREEMENT

      REDEMPTION AGREEMENT ("Agreement"), dated September 2, 2005, between Grand River Navigation Company, Inc., a Delaware corporation ("Purchaser" or the "Company") and Grand River Holdings, Inc., a Delaware corporation ("Seller").

                              W I T N E S S E T H:

      WHEREAS, Seller is the owner of 30 shares of common stock (the "Purchase Shares") of the Company, representing 75% of the issued and outstanding shares of capital stock of the Company;

      WHEREAS, Purchaser desires to purchase and acquire from Seller, and Seller desires to sell and transfer to Purchaser, the Purchase Shares on the terms and subject to the conditions hereinafter set forth; and

      WHEREAS, terms used in this Agreement and not otherwise defined in this Agreement are defined in Appendix A hereto.

      NOW, THEREFORE, the parties hereto hereby agree as follows:

                                   ARTICLE I.

                           CLOSING; SALE AND PURCHASE

      1.1 The Closing. The closing (the "Closing") of the transactions contained in this Article I shall take place at 10:00 A.M., Eastern Time, on the second Business Day after all of the conditions contained in Articles VII and VIII have been satisfied or waived (other than those conditions which will be satisfied at the Closing Time), or at such other time or such other date as Purchaser and Seller may agree, at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York (hereinafter, such date is referred to as the "Closing Date" and such time on the Closing Date is referred to as the "Closing Time").

      1.2 Sale and Purchase of the Purchase Shares. Upon the terms and subject to the conditions set forth herein, at the Closing, Seller agrees to sell, convey, transfer and assign the Purchase Shares to Purchaser free and clear of all Liens, and deliver to Purchaser certificates representing the Purchase Shares, duly endorsed in blank or accompanied by stock or other appropriate powers in blank with all appropriate transfer stamps affixed thereto (the "Stock Certificates and Stock Power"), or, in lieu of the Stock Certificates and Stock Power, the Irrevocable Letter of Direction (as hereinafter defined), and Purchaser agrees to purchase the Purchase Shares from Seller for cash in the amount of Seven Hundred Fifty Thousand Dollars ($750,000) (the "Purchase Price").

      1.3 Delivery of Purchase Price and Stock Certificates. Upon the execution and delivery of this Agreement by all of the parties hereto, the Stock Certificates and Stock Power, or the Irrevocable Letter of Direction delivered in lieu thereof, shall be delivered by Seller to the Escrow Agent to be held and disbursed by the Escrow Agent in accordance with the terms of the Escrow Agreement. At the Closing, (i) the Purchase Price shall be paid by Purchaser to Seller by wire transfer of immediately available funds to an account designated by Seller in writing and (ii) the Stock Certificates and Stock Power, or Irrevocable Letter of Direction delivered in lieu thereof, shall be delivered by the Escrow Agent to Purchaser in accordance with the terms of the Escrow Agreement.

      1.4 Actions Simultaneous. For purposes of agreement of the parties hereto, all actions to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously and no actions shall be deemed to have been taken nor shall any documents be deemed to have been executed and delivered until all actions have been taken and all documents have been executed and delivered.

                                  ARTICLE II.

                    REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller hereby represents and warrants to Purchaser as follows:

      2.1 Authority; Execution and Delivery; Enforceability. Seller has the full corporate power and authority to execute and deliver this Agreement and the Escrow Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and the Escrow Agreement have each been duly executed and delivered by Seller and each constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and other similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      2.2 Non-Contravention. Except as noted in the Seller Disclosure Schedule, the execution and delivery of this Agreement and the Escrow Agreement by Seller does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof, will not (or would not with the giving of notice or the passage of time):

      (a) constitute a default under or a violation or breach (with or without notice) of, result in the acceleration of any obligation under, any provision of any material contract or other instrument to which Seller is a party or result in the termination or revocation of any authorization held by Seller necessary to the ownership of the Purchase Shares;

      (b) violate any Order or any Law affecting Seller;

      (c) violate or contravene the terms or provisions of the articles or certificate of incorporation or by-laws of Seller;

      (d) result in the creation of any Lien on the Purchase Shares; or

      (e) allow any other Person to exercise any rights under any of its governing documents, shareholders agreements, bylaws or resolutions of its board of directors or shareholders.

      2.3 Title to Purchase Shares. Seller has good and valid title to each of the Purchase Shares, which, other than as set forth in the Seller Disclosure Schedule, are free and clear of all Liens. Upon completion of the transactions contemplated by this Agreement, Purchaser will have legal and beneficial, good and valid title to each of the Purchase Shares, free and clear of all Liens. Other than as set forth in the Seller Disclosure Schedule, Seller is not currently bound by any contract, agreement, arrangement, commitment or understanding (written or oral) with, and has not granted any option or right currently in effect or which would arise after the date hereof to, any Person other than Purchaser with respect to the acquisition of any of the Purchase Shares.

      2.4 Consents and Approvals. Except as set forth in the Seller Disclosure Schedule, no consent, approval, waiver, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority, and no consent, approval, waiver or other similar authorization of any other Person (including, without limitation, any Person who is a party to a Contract binding on or affecting the Company), is required to be obtained by or on behalf of the Seller as a result of, or in connection with, or as a condition of the lawful execution, delivery and performance of this Agreement or the Escrow Agreement or the consummation of the transactions contemplated hereby or thereby.

      2.5 Litigation and Claims. There is no Action pending or, to the knowledge of Seller, threatened, against or affecting Seller that could reasonably be expected to affect (i) Seller's ability to consummate the transactions contemplated hereby or by the Escrow Agreement or (ii) Purchaser's title to the Purchase Shares acquired from Seller.

      2.6 No Finder. Except as set forth in the Seller Disclosure Schedule, neither Seller nor any party acting on Seller's behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary (other than counsel) for or on account of the transactions contemplated hereby.

      2.7 No Other Representations and/or Warranties. Except as set forth in this Article II, Seller does not make any representation and/or warranty with respect to the Purchase Shares and Seller hereby disclaims any and all representations and/or warranties of any nature with respect to the Company or the operation of its business.

                                  ARTICLE III.

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

      Purchaser hereby represent and warrant to Seller as follows:

      3.1 Organization; Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

      3.2 Authority; Execution and Delivery; Enforceability. Purchaser has the full corporate power and authority to execute and deliver this Agreement and the Escrow Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and the Escrow Agreement have been duly executed and delivered by Purchaser, and each constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and other similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      3.3 Non-Contravention. The execution and delivery of this Agreement by Purchaser does not, and the consummation of the transactions contemplated hereby and by the Escrow Agreement and compliance with the terms hereof and thereof, will not (or would not with the giving of notice or the passage of time):

      (a) constitute a violation or breach of the articles or certificate of incorporation of Purchaser;

      (b) constitute a default under or a violation or breach of, or result in the acceleration of any obligation under, any provision of any material contract or other instrument to which Purchaser is a party or by which any of the assets of Purchaser is bound; or

      (c) violate any Order or any Law affecting Purchaser, or its assets, including, without limitation, Section 27 of the Merchant Marine Act, 1920 (46 App. USC ss.883), commonly known as the Jones Act.

      3.4 Consents and Approvals. Except as set forth in the Purchaser Disclosure Schedule, no consent, approval, waiver, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required to be obtained by or on behalf of Purchaser in connection with, or as a condition of the lawful execution, delivery and performance of this Agreement or the Escrow Agreement or the consummation of the transactions contemplated hereby or thereby.

      3.5 Litigation and Claims. There is no Action pending or, to the knowledge of Purchaser, threatened, against or affecting Purchaser with respect to the propriety or validity of the transactions contemplated hereby.

      3.6 No Finder. Neither Purchaser nor any party acting on Purchaser's behalf, has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated hereby.

                                  ARTICLE IV.

                        ACTION PRIOR TO THE CLOSING DATE

      From and after the execution of this Agreement until the Closing Time (or earlier termination of this Agreement in accordance with Section 9.1):

      4.1 No Breach of Representations and Warranties; Notification of Certain Matters. The Seller on the one hand, and Purchaser on the other hand, will, in the event of, and promptly after the occurrence of, or promptly after becoming aware of the occurrence of, or the impending or threatened occurrence of, any event or condition which would result in the inability of any condition contained in Articles VI or VII to be satisfied or would otherwise prevent it from consummating the transactions contemplated hereby, give detailed written notice thereof to the other party and shall use reasonable best efforts to prevent or promptly to remedy such event, condition or breach. None of the disclosures pursuant to this Section 4.1 will be deemed to qualify, modify, or amend or supplement the representations, warranties or covenants of any party.

      4.2 Standstill. From and after the date hereof unless and until this Agreement shall have been terminated in accordance with its terms, Seller hereby agrees: (i) to immediately cease any existing discussions or negotiations with any Person conducted heretofore, directly or indirectly, with respect to any Business Combination involving or with respect to the Company; (ii) not to directly or indirectly solicit, initiate, encourage or facilitate the submission of proposals or offers from any Person relating to any Business Combination involving or with respect to the Company; or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish any information to any Person in connection with, any proposed or actual Business Combination by any Person. Seller shall immediately notify the Purchaser regarding any contact with any other Person regarding any proposed Business Combination involving or with respect to the Company.

      4.3 Notice of Litigation. Promptly after obtaining knowledge of the commencement of or the threatened occurrence of any Action against or with respect to the Company or the Purchase Shares, Seller shall give detailed written notice thereof to Purchaser.

      4.4 Fulfillment of Conditions to Purchaser's Obligations. Seller shall use commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill the conditions contained in Article VI which are within the Seller's control; provided, however, that the cost and expense to Seller of such efforts shall be reasonable, as determined by Seller in its reasonable discretion.

      4.5 Fulfillment of Conditions to Seller's Obligations. Purchaser agrees to use commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill the conditions contained in Article VII.

      4.6 Publicity. No public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange.

                                   ARTICLE V.

                         OTHER AGREEMENTS OF THE PARTIES

      5.1 Cooperation in Litigation. Prior to the first anniversary of the Closing Date, Seller shall provide to Purchaser (at Purchaser's sole reasonable cost and expense) such cooperation as may reasonably be requested in connection with the defense of any litigation relating to the Purchase Shares whether existing on the Closing Date or arising thereafter out of, or relating to, an occurrence or event happening before the Closing Date, provided, that such cooperation is limited to matters of which Seller has knowledge.

      5.2 Confidentiality. Seller agrees that subject to any requirement of Law, Seller will keep all Confidential Information confidential. Seller will not, without the prior written consent of the Company, disclose any Confidential Information to any Person other than such disclosure that may be required to senior management of the Company or to the Company's or Seller's accountants or attorneys. Seller agrees that Purchaser shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Section 5.2. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Section 5.2 by Seller but shall be in addition to all other remedies available at Law or equity. It is further understood and agreed that failure or delay by Purchaser in exercising any right, power or privilege under this Section 5.2 shall not operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege under this Agreement. Seller hereby waives any requirement that Purchaser post a bond in connection with any claim for equitable relief.

      5.3 Further Assurances. From and after the Closing Date, each party shall from time to time make, execute and deliver, or cause to be made, executed and delivered, for no additional consideration but at the cost and expense of the requesting party such assignments, deeds, drafts, checks, stock certificates, returns, filings and other instruments, agreements, consents and assurances and take or cause to be taken all such actions as the other party or its counsel may reasonably request for the effectual consummation and confirmation of this Agreement and the transactions contemplated hereby.

      5.4 Indemnification. Purchaser agrees (a) except as required by applicable Law, not to change, for three years after the Closing Time, the provisions of its certificate of incorporation and bylaws relating to indemnification of each present or former director of the Company in a manner that adversely affects the rights of such director to indemnification thereunder, and (b) to perform its obligations thereunder, or exercise any discretionary authority thereunder, to the fullest extent permitted by Law to provide such director with all rights to indemnification available thereunder. Notwithstanding the foregoing, nothing herein shall constitute a waiver of, or otherwise operation to adversely affect, the existing rights of any director of the Company under the certificate of incorporation or bylaws of the Company in effect on the date hereof.

      5.5 Company Actions. Seller agrees that, notwithstanding anything to the contrary contained in any shareholder or similar agreement applicable to the Company or ownership of Company capital stock, only Mark Rohn, in his capacity as an officer of the Company not affiliated with Seller, shall have the power to act for the Company in connection with any and all matters under this Agreement.

                                  ARTICLE VI.

                CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

      The obligation of Purchaser to consummate the transactions contemplated under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Purchaser, in its sole discretion. Notwithstanding the foregoing, Seller acknowledges that Purchaser has agreed with Rand that Rand has the sole and exclusive right to waive any or all of the conditions specified in this Article VI on behalf of the Purchaser other than the conditions specified in Sections 6.4 and 6.6 hereof (which shall not be waivable by Purchaser or Rand), and Seller agrees that (i) any waiver in writing by Rand of any such condition shall be deemed to be a waiver by Purchaser for purposes of this Agreement and (ii) a purported waiver by Purchaser without the written consent of Rand shall be without force and effect.

      6.1 Representations and Warranties. The representations and warranties contained in Article II that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Closing Date as though each such representation or warranty were made on and as of the Closing Date, except to the extent such representations or warranties expressly relate to a specified date (in which case such representation and warranties qualified as to materiality shall be true and correct, and those not qualified shall be true and correct in all material respects, on and as of such specified date).

      6.2 Performance. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Seller prior to or at the Closing Time.

      6.3 Certificates. Purchaser shall have received (a) a certificate of an executive officer of Seller certifying to the fulfillment on the part of Seller of the conditions specified in Sections 6.1 and 6.2; (b) a certificate of the Secretary or Assistant Secretary of Seller dated the Closing Date, setting forth the resolutions of the Board of Directors of Seller adopting and approving this Agreement and all other documents contemplated hereby and authorizing the transactions hereby contemplated; and (c) such other evidence with respect to the fulfillment of said conditions as Purchaser may reasonably request.

      6.4 No Injunction. There shall not be pending, threatened or in effect any injunction or restraining order issued by a court of competent jurisdiction in an Action against the consummation of the transactions contemplated hereby.

      6.5 Third Party Consents. The Seller shall have obtained all written consents, approvals, waivers, notices or similar authorizations required to be obtained or given by Seller in order to consummate the transactions contemplated hereby, including those identified on the Seller Disclosure Schedule in respect of Section 3.6, all in form and substance reasonably satisfactory to Purchaser.

      6.6 Concurrent Transactions. The transactions contemplated by the Lower Lakes Stock Purchase Agreement to be consummated at the "Closing" thereunder shall have been consummated and the shares of Common Stock of Purchaser owned by Lower Lakes Towing, Ltd. shall have been transferred to and held by Rand or a wholly US subsidiary of Rand.

      6.7 Legal Opinion. Purchaser shall have received a signed opinion from Seller's legal counsel, dated as of the Closing Date and addressed to Purchaser, substantially in the form attached hereto as Exhibit 3.

      6.8 Releases. Seller shall have executed and delivered to Purchaser a release in the form of Exhibit 1.

      6.9 Option Agreement. The agreement attached hereto as Exhibit 5 shall have been executed and delivered by Sand Products Corporation ("Sand").

      6.10 Shareholder Agreement Termination. The agreement attached as Exhibit 6 shall have been executed and delivered by Seller.

      6.11 Resignations. A resignation and release in the form of Exhibit 7 shall have been executed and delivered by each Seller nominated member of the board of directors of the Company.

      6.12 Name Change. Seller shall concurrently with the Closing change its name to a name which does not include the words "Grand River" or any component thereof.

      6.13 Charter Party Agreement. Lake Service Shipping Company ("Lake Service") shall have executed and delivered the Charter Party Agreement in the form of Exhibit 8 hereto (the "Bareboat Charter").

      6.14 Contracts of Affreightment. Sand shall have executed and delivered the Contracts of Affreightment (the "Contracts of Affreightment") in the form of Exhibits 9A and 9B hereto.

      6.15 Liens. General Electric Capital Corporation shall have released its Lien on the Purchase Shares.

      6.16 Set Off Rights Agreement. The Set Off Rights Agreement attached hereto as Exhibit 10 (the "Set Off Rights Agreement") shall have been executed and delivered by Lake Service.

                                  ARTICLE VII.

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

      The obligation of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Seller. Seller agrees that the conditions specified in Sections 7.1, 7.2 and 7.5 shall be deemed to be satisfied upon delivery to the Escrow Agent of the certificate specified in Section 7.3, and that the conditions specified in Sections 7.3, 7.6, 7.7 and 7.8 shall be deemed to be satisfied upon delivery of the documents specified therein to the Escrow Agent.

      7.1 Representations and Warranties. The representations and warranties contained in Article III shall be true and correct as of the Closing Time as though each such representation or warranty were made on and as of the Closing Time, and any representation or warranty made as of a specified date earlier than the Closing Date shall have been true and correct on and as of such earlier date.

      7.2 Performance. Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to or at the Closing Time.

      7.3 Certificates. Seller shall have received a certificate of an executive officer of Purchaser, dated the Closing Date, certifying to the fulfillment of the conditions specified in Sections 7.1, 7.2 and 7.5 and (b) a certificate of the Secretary of Purchaser, dated the Closing Date, setting forth the resolutions of the Boards of Directors of Purchaser approving this Agreement, and authorizing the transactions hereby contemplated.

      7.4 No Injunction. There shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in an Action against the consummation of the transactions contemplated hereby.

      7.5 Concurrent Transactions. The transactions referred to in the Lower Lakes Stock Purchase Agreement shall be completed immediately prior to the transactions under this Agreement.

      7.6 Lower Lakes Consent. Lower Lakes Towing Ltd. shall have consented to the transfer of the Purchase Shares hereunder.

      7.7 Charter Party Agreement. The Bareboat Charter shall have been executed and delivered by Purchaser and Lower Lakes Towing Ltd.

      7.8 Contracts of Affreightment. The Contracts of Affreightment shall have been executed and delivered by Lower Lakes Towing, Ltd., and Lower Lakes Transportation Company, Inc.

      7.9 Liens. General Electric Capital Corporation shall have released its Lien on the Purchase Shares.

                                  ARTICLE VIII.

                                 INDEMNIFICATION

      8.1 Survival. All representations and warranties made herein (or in the certificates to be delivered pursuant to Sections 6.3 or 7.3 hereof) by the parties to this Agreement and their respective obligations, covenants and agreements to be performed pursuant to the terms hereof, shall survive the Closing Time.

      8.2 Indemnification by Seller. Seller shall indemnify and hold harmless any Purchaser Group Member from and against and shall pay to the relevant Purchaser Group Member the amount of any and all Damages incurred by such Purchaser Group Member arising directly or indirectly from or in connection with:

      (a) any failure by Seller to perform any of the covenants or other obligations of Seller in this Agreement; and

      (b) any breach of any representation or warranty of Seller contained in this Agreement.

      8.3 Indemnification by Purchaser. Purchaser shall indemnify and hold harmless each Seller Group Member from and against and shall pay to the relevant Seller Group Member the amount of any and all Damages incurred by such Seller Group Member arising directly or indirectly from or in connection with:

      (a) any failure by Purchaser to perform any of the covenants or other obligations of Purchaser in this Agreement; and

      (b) any breach of any representation or warranty of Purchaser contained in this Agreement.

      8.4 Limitations on Indemnification. Notwithstanding the other provisions of this Article VIII:

      (a) The Purchaser Group Members shall not be entitled to indemnification pursuant to this Article VIII in excess of the sum of $750,000 (the "Cap"). Any amounts payable to any Purchaser Group Member pursuant to this Article VIII shall be paid in accordance with the Set Off Rights Agreement, to the extent that such agreement remains in effect at the time of any indemnification claim under this Agreement.

      (b) The amount of any Damages for which indemnification is provided under this Article VIII shall be net of any insurance proceeds available under any insurance policies as then in effect to an Indemnitee hereunder (or any Affiliate thereof) in connection with the events or circumstances giving rise to the indemnification, but only to the extent that the Indemnitee (or any Affiliate) actually receives any such insurance proceeds (or any benefits thereof). The Indemnitee (or such Affiliate) will use commercially reasonable efforts to claim and recover under such insurance policies.

      (c) The parties acknowledge and agree that the indemnification provisions contained in Sections 8.2 and 8.3 shall be the sole and exclusive remedy for Damages arising out of or caused by the breach of any of the representations, warranties, covenants or agreements of the parties contained in this Agreement or in any certificate delivered in connection herewith and that the maximum amount of Damages to be paid by Seller hereunder cannot exceed the Cap.

      8.5 Interest. Any amount required to be paid pursuant to the indemnities set forth in this Article VIII shall bear interest at the Prime Rate accruing on a daily basis from the date on which a demand for payment is made until payment in full.

      8.6 Notice of Claims. Any Purchaser Group Member or Seller Group Member seeking indemnification hereunder (an "Indemnitee") shall give to the party or parties obligated to provide indemnification to such Indemnitee (an "Indemnitor") a notice ("Claim Notice") describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based.

      8.7 Third Party Claims. In the case of any third party Action as to which indemnification is sought by an Indemnitee, the Indemnitor shall have 10 Business Days after receipt of a Claim Notice to notify the Indemnitee that it elects to conduct and control such Action. If the Indemnitor elects to conduct and control such Action, the Indemnitor shall agree promptly to reimburse the Indemnitee for the full amount of any Damages resulting from such Action, except fees and expenses of counsel for the Indemnitee incurred after the assumption of the conduct and control of such Action by the Indemnitor. If the Indemnitor does not give the foregoing notice, or if the Indemnitor gives such notice but fails to prosecute vigorously and diligently or settle such Action, the Indemnitee shall have the right, at the sole expense of the Indemnitor, to defend, conduct, control and settle such Action, and the Indemnitor shall cooperate with the Indemnitee in connection therewith, provided, that (x) the Indemnitee shall permit the Indemnitor to participate in such conduct or settlement through counsel chosen by the Indemnitor, but the fees and expenses of such counsel shall be borne by the Indemnitor, and (y) the Indemnitee may not compromise or settle such Action without the consent of the Indemnitor (which consent will not be unreasonably withheld or delayed), unless (i) the sole relief provided is monetary Damages, and (ii) such settlement includes an unconditional release in favor of the Indemnitor by the third-party claimant from all liability with respect to such claim (other than liability for payment of any amounts in connection with such settlement). If the Indemnitor gives the foregoing notice, subject to the first and second sentences of this Section 8.7, the Indemnitor shall have the right, at the sole expense of the Indemnitor, to defend, conduct, control and settle such Action by all appropriate proceedings (which proceedings will be vigorously and diligently prosecuted by the Indemnitor to a final conclusion or settlement), with counsel reasonably acceptable to the Indemnitee, and the Indemnitee shall cooperate with the Indemnitor in connection therewith, provided, that (x) the Indemnitor shall permit the Indemnitee to participate in such conduct or settlement through counsel chosen by the Indemnitee, but the fees and expenses of such counsel shall be borne by the Indemnitee, and (y) the Indemnitor may not compromise or settle any such Action without the consent of the Indemnitee (which consent will not be unreasonably withheld or delayed) unless (i) there is no finding or admission of any violation of Law by the Indemnitee or any violation by the Indemnitee of the rights of any Person, (ii) the sole relief provided is money Damages that are paid in full by the Indemnitor, (iii) the Indemnitee shall have no liability with respect to any compromise or settlement and (iv) such settlement includes an unconditional release in favor of the Indemnitee by the third-party claimant from all liability with respect to such claim. In the case of any third party Action as to which indemnification is sought by the Indemnitee which involves a claim for Damages other than solely for money Damages which could have a continuing effect on the business of the Indemnitee, the Indemnitee and the Indemnitor shall jointly control the conduct of such Action. The parties hereto shall use their reasonable best efforts to minimize any Damages from claims by third parties and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims, notwithstanding any dispute as to liability under this Article VIII.

      8.8 Tax Treatment of Indemnity Payments. It is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all federal, provincial, state, local and foreign Tax purposes, and the parties agree to file their Tax returns accordingly.

                                   ARTICLE IX.

                                   TERMINATION

      9.1 Termination. This Agreement shall be terminated at any time prior to the Closing Date:

      (a)   By mutual consent of Purchaser and Seller; or

      (b)   If the Lower Lakes Stock Purchase Agreement is terminated.

      9.2 Effects of Termination. In the event of a termination of this Agreement pursuant to this Article IX (i) all further obligations of the parties under this Agreement shall terminate, (ii) no party shall have any right under or in connection with this Agreement or the transactions contemplated hereby against any other party, and (iii) each party shall bear its own costs and expense; provided, however, that the termination of this Agreement under this
Article IX shall not relieve any party of liability for any material breach of this Agreement prior to the date of termination, or constitute a waiver of any claim with respect thereto.

                                   ARTICLE X.

                                  MISCELLANEOUS

      10.1 Expenses of the Transaction. Each of the parties hereto agrees to pay such party's own fees and expenses in connection with this Agreement and the transactions contemplated hereby including, without limitation, legal and accounting fees and expenses.

      10.2 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered (i) when delivered personally or by private courier, (ii) when actually delivered by registered or certified United States mail, return receipt requested, or (iii) when sent by facsimile transmission (provided, that it is confirmed by a means specified in clause (i) or (ii)), addressed as follows:

If to Purchaser to:

                  Grand River Navigation Company, Inc.
                  515 Moore Road, Suite 2
                  Avon Lake, Ohio 44012
                  Attention: Mark Rohn
                  Fax: (440) 930-2099

with a copy to:

                  Ray, Robinson, Carle & Davies P.L.L.
                  1717 E. 9th St., Suite 1650
                  Cleveland, Ohio 44114
                  Attention: Thomas M. Wynne, Esq.
                  Fax: (216) 861-4568

If to Seller to:

                  Grand River Holdings Inc.
                  63 Kerchival Street
                  Suite 200
                  Grosse Pointe Farms, Michigan  48236
                  Attention: Thomas Burton
                  Fax: (313) 885-7263

with a copy to:

                  Ulmer & Berne LLP
                  1300 East Ninth Street, Suite 900
                  Cleveland, Ohio 44114
                  Attention: Douglas K. Sesnowitz, Esq.
                  Fax: (216) 931-6145

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

      10.3 No Modification Except in Writing. This Agreement shall not be changed, modified, or amended except by a writing signed by the party to be affected by such change, modification or amendment, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to which performance is to be rendered.

      10.4 Entire Agreement. This Agreement, together with the Appendices and Exhibits hereto, sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them with respect to such subject matter.

      10.5 Severability. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

      10.6 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. Seller shall not be permitted to assign their respective rights, or delegate their respective duties, under this Agreement without the prior written consent of Purchaser. Rand and Purchaser shall not be permitted to assign their respective rights, or delegate their respective duties, under this Agreement.

      10.7 Governing Law; Jurisdiction.

      (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts made and to be performed wholly within said State, without giving effect to the conflict of laws principles thereof.

      (b) Each party to this Agreement irrevocably agrees that any Action concerning or arising out of the interpretation, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) governed by another jurisdiction shall be commenced exclusively in (i) the courts of the State of New York located in New York County and (ii) the United States District Court for the Southern District of New York.

      (c) Each party and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

      10.8 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed by Purchaser, on the one hand, or Seller, on the other hand, in accordance with their specific terms or were otherwise breached by such parties, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and that the non-breaching party will be entitled to specific performance of the terms hereof. The parties waive any requirement for the posting of a bond in connection with any Action seeking specific performance; provided, however, that nothing herein will affect the right of any of the parties to seek recovery against any party hereto, at Law, in equity or otherwise, with respect to any covenants, agreements or obligations to be performed by such party or parties after the Closing Date.

      10.9 Headings; References. The headings appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof. Any reference in this Agreement (including in any Exhibit, Appendix or Schedule hereto) to a "Section," "Article," or "Exhibit" shall mean a Section, Article or Exhibit of or to this Agreement unless expressly stated otherwise.

      10.10 Interpretation. In this Agreement, (a) words used herein regardless of the gender specifically used shall be deemed and construed to include any other gender, masculine, feminine or neuter, as the context shall require, and
(b) all terms defined in the singular shall have the same meanings when used in the plural and vice versa. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a Person are also its predecessors and permitted successors and assigns.

      10.11 Third Parties . The provisions of this Agreement are solely for the benefit of the parties hereto and shall not inure to the benefit of any third party other than (i) Rand , which shall be a third party beneficiary of each and every right of Purchaser hereunder prior to and at the Closing and (ii) the sellers under the Lower Lakes Stock Purchase Agreement, which shall be third party beneficiaries of each and every right of Purchaser hereunder from and after the Closing.

      10.12 Counterparts and Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement. The parties hereto agree that this Agreement or document, certificate or instrument ancillary thereto may be executed by facsimile transmission and that the reproduction of signatures by facsimile or similar device shall be treated as binding as if originals, and each party agrees and undertakes to provide the other parties with a copy of such Agreement, document, certificate or instrument bearing original signatures forthwith upon demand by the other parties.

      10.13 Time of the Essence. Time shall be of the essence of this Agreement.

      10.14 Currency. All dollar amounts set forth in this Agreement shall be in lawful currency of the United States.

      IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement on the day and year first above written.

                                            GRAND RIVER NAVIGATION COMPANY, INC.

                                            By: /s/ Mark Rohn
                                                -----------------------------
                                                Name:  Mark Rohn
                                                Title: President


                                            GRAND RIVER HOLDINGS INC.

                                            By: /s/ Gregory A. Canestraight
                                                -----------------------------
                                                Name:  Gregory A. Canestraight
                                                Title: President

                                   APPENDIX A

                                   DEFINITIONS

      Definitions. The following terms when used in the Agreement shall have the respective meanings ascribed to them below:

      "Action" shall mean any action, suit, claim, litigation, proceeding, arbitration, audit, investigation or hearing (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, any Governmental Authority.

      "Affiliate" shall mean, with respect to a specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

      "Agreement" has the meaning ascribed to such term in the Preamble hereto and includes this Appendix A, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule and the Exhibits hereto.

      "Business Combination" shall mean, with respect to any Person, any merger, consolidation or combination to which such Person is a party, any sale, dividend, split or other disposition of capital stock or other ownership interests of such Person, or any sale, dividend or other disposition of all or substantially all of its assets and properties of such Person.

      "Business Day" shall mean a day (other than a Saturday or Sunday), on which commercial banks are open for business in New York, New York.

      "Claim Notice" has the meaning ascribed to such term in Section 8.6.

      "Closing" has the meaning ascribed to such term in Section 1.1.

      "Closing Date" has the meaning ascribed to such term in Section 1.1.

      "Closing Time" has the meaning ascribed to such term in Section 1.1.

      "Company" has the meaning ascribed to such term in the Recitals hereto.

      "Confidential Information" shall mean trade secrets, confidential or proprietary information, knowledge, or know-how pertaining primarily to the business of the Company, or any confidential or proprietary information concerning any supplier or customer of the Company.

      "Damages" shall mean actual losses, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, Taxes and reasonable expenses and costs, including reasonable attorneys' and auditors' fees (and any reasonable experts' fees) and court costs, whether or not involving a third party claim but shall not include consequential, incidental or punitive damages or damages for diminution is value or lost profits, other than to the extent included in a judgment in favor of, and paid to, third parties.

      "Escrow Agent" shall mean Ulmer & Berne LLP.

      "Escrow Agreement" shall mean that certain Escrow Agreement, dated as of even date herewith, by and among Seller, Purchaser and Escrow Agent, in the form attached hereto as Exhibit 2.

      "Exchange Act" means the U.S Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued under that Act or any successor law.

      "Governmental Authority" shall mean any (i) federal, state, local, provincial, territorial, municipal, foreign, or other government, (ii) governmental or quasi-governmental authority of any nature or (iii) other body exercising any statutory, administrative, judicial, arbitrative, legislative, police, regulatory, or taxing authority or power.

      "Indemnitee" has the meaning ascribed to such term in Section 8.6.

      "Indemnitor" has the meaning ascribed to such term in Section 8.6.

      "Irrevocable Letter of Direction" means that certain letter of direction executed by Seller concurrently herewith in the form attached hereto as Exhibit 4.

      "Law" shall mean any constitution, law, treaty, compact, directive, ordinance, principal of common law, permit, authorization, variance, regulation, rule, or statute in each case having the force of law.

      "Liens" shall mean all mortgages, charges, pledges, liens, security interests, conditional sale agreements, encumbrances or similar restrictions.

      "Lower Lakes Stock Purchase Agreement" means the stock purchase agreement of even date herewith among Rand, LL Acquisition Corp. and the stockholders of Lower Lakes Towing Ltd.

      "Order" shall mean any award, decision, injunction, decree, stipulation, determination, writ, judgment, order, ruling, or verdict ordered, issued, made or rendered by any court, administrative agency or other Governmental Authority.

      "Person" shall mean any individual, firm, unincorporated organization, corporation (including any not-for-profit corporation), general or limited partnership, limited liability company, cooperative marketing association, joint venture, estate, trust, association or other entity as well as any syndicate or group that would be deemed to be a person under Section 13(a)(3) of the Exchange Act.

      "Prime Rate" means the prime rate of interest from time to time announced publicly by Citibank, N.A. as its prime rate.

      "Purchase Price" has the meaning ascribed to such term in Section 1.2.

      "Purchase Shares" has the meaning ascribed to such term in the Recitals hereto.

      "Purchaser" has the meaning ascribed to such term in the Preamble hereto.

      "Purchaser Disclosure Schedule" means that certain schedule attached hereto as Appendix C qualifying the representations and warranties contained in
Article III on a clause-by-clause basis in an appropriately cross-referenced manner.

      "Purchaser Group Member" shall mean each of Purchaser, Rand and their Affiliates (including, the Company as constituted after the Closing) and their respective directors, officers, employees, agents and attorneys and their respective successors and assigns.

      "Rand" shall mean Rand Acquisition Corporation, a Delaware corporation.

      "Representatives" means the Company and its directors, officers, Affiliates, employees, attorneys, accountants, representatives, consultants and other agents.

      "Seller Group Member" means Seller and its Affiliates and their respective directors, officers, employees, agents and attorneys and their respective successors and assigns.

      "Seller" has the meaning ascribed to such term in the Preamble hereto.

      "Seller Disclosure Schedule" means that certain schedule attached hereto as Appendix B qualifying the representations and warranties contained in Article II on a clause-by-clause basis in an appropriately cross-referenced manner.

      "Tax Authority" shall mean any foreign or domestic government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body or other authority exercising any taxing or Tax regulatory authority.

      "Taxes" includes any taxes, duties, assessments, imposts and levies imposed by any Tax Authority and includes all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping and all employment insurance, health insurance and other government pension plan and other employer plan premiums, contributions or withholdings, excluding for greater certainty any Taxes imposed on the Company on the Closing Date resulting from actions taken on the Closing Date by the Purchaser (or the Company at the request of the Purchaser) after the Closing Time.

                                                                      Comment 62

                                                                         ITEM 19

                                     ANNEX I

                                  SCHEDULE 3.2

                              LIST OF SUBSIDIARIES

Rand LL Holdings Corp., a Delaware corporation

LL Acquisition Corp., a corporation incorporated under the Canada Business Corporations Act, is a wholly-owned subsidiary of Rand LL Holdings Corp.

                                  SCHEDULE 3.4

                                NON-CONTRAVENTION

The representations and warranties contained in Section 3.4 are qualified by the assumption that the citizenship of the Buyers is at all times such to enable the Company to remain in continuous compliance with the citizenship requirements of the Maritime Laws and any provisions of the certificate of incorporation and by-laws of the Company adopted from time to time to ensure such compliance.

                                 SCHEDULE 3.6(c)

                             CAPITALIZATION; OPTIONS

o The Company has issued warrants exercisable for 9,200,000 shares of the Company's Common Stock. Each warrant will entitle the holder to purchase from the Company one share of Common Stock at an exercise price of $5.00 per share commencing on the later of the completion of (i) a Business Combination (as defined in the Company's Certificate of Incorporation) with a target business or (ii) October 27, 2005, and will expire on October 26, 2008 (unless earlier redeemed). The Warrants will be redeemable at a price of $.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the reported last sale price of the Common Stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

o The Company issued, for $100, an option to EarlyBirdCapital, Inc., as representative of the underwriters, to purchase 300,000 Units at an exercise price of $9.90 per Unit. Each Unit is comprised of one share of the Company's Common Stock and two warrants each exercisable for one share of the Company's Common Stock at an exercise price of $6.25 per share.

o The Company has granted registration rights to EarlyBirdCapital, Inc. or its designees with respect to securities issued upon exercise of the Unit Purchase Options issued in connection with the Company's initial public offering.

o The Company has granted registration rights with respect to shares of Common Stock issued to the Company's directors and their designees in connection with the Company's initial public offering.

o The Company has agreed to grant registration rights with respect to shares of Common Stock which may be issued in lieu of cash payments under a Management Bonus Program to be established at closing of the Lower Lakes Acquisition.

o At the special meeting of the Company's stockholders which will be called for the purpose of approving the Lower Lakes Acquisition, the Company will request that its stockholders also approve an increase in the amount of the authorized Common Stock of the Company from 20,000,000 shares to 50,000,000 shares.

                                   SECTION 3.7

                             CONSENTS AND APPROVALS

o     Filing of Form D with the SEC

o Consent or notice under applicable Blue Sky Laws may be required based on the states in which the Purchase Shares are deemed to be offered

                                  SECTION 3.16

                       TAX RETURNS, PAYMENTS AND ELECTIONS

o     None

                                                                      Comment 62

                                                                         ITEM 20

                                    ANNEX II

                             ALLOCATION AMONG BUYERS

                                                                                  Number of Series
            Buyer                    Address           Investment Amount         A Shares Purchased
            -----                    -------           -----------------         ------------------
Knott Partners LP

Good Steward Fund Ltd.

Matterhorn Offshore Fund Ltd.

ANNO LP

Bay II Resource Partners                                   $1,406,250                   28,125

Bay Resource Partners L.P.                                 $2,514,750                   50,295

Bay Resource Partners                                      $3,075,750                   61,515
Offshore Fund Ltd.

Thomas E. Claugus                                          $  503,250                   10,065

                                                                      Comment 62

                                                                         ITEM 21

                                                                         ANNEX F

                           CERTIFICATE OF DESIGNATIONS
                     OF SERIES A CONVERTIBLE PREFERRED STOCK
                                       OF
                          RAND ACQUISITION CORPORATION

      RAND ACQUISITION CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY THAT:

      Pursuant to authority conferred upon the Corporation's Board of Directors (the "Board") by Article FOURTH of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") and pursuant to the provisions of ss.151 of the Delaware General Corporation Law, the Board adopted and approved the following resolution providing for the designations, preferences and other rights, and the qualifications, limitations and restrictions of the Series A Convertible Preferred Stock.

            WHEREAS, the Certificate of Incorporation provides for two classes of shares known as common stock, $0.0001 par value per share (the "Common Stock"), and preferred stock, $0.0001 par value per share (the "Preferred Stock"); and

            WHEREAS, the Board is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

            NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series A Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series A Convertible Preferred Stock as follows:

            1. Designation. The shares of such series of Preferred Stock shall be designated "Series A Convertible Preferred Stock" (referred to herein as the "Series A Stock").

            2. Authorized Number. The number of shares constituting the Series A Stock shall be 300,000.

            3. Ranking. The Series A Stock shall rank, as to dividends and upon Liquidation (as defined in Section 5(a) hereof), senior and prior to the Common Stock and to all other classes or series of stock issued by the Corporation. All equity securities of the Corporation to which the Series A Stock ranks prior, with respect to dividends and upon Liquidation, including, without limitation, the Common Stock, are collectively referred to herein as "Junior Securities."

            4. Dividends.

                  (a) Dividend Accrual and Payment. (i) The holders of the Series A Stock shall be entitled to receive, when and if declared by the board, out of funds legally available for the payment therefor, cash dividends per share equal to the product of (x) the Dividend Rate (as defined below) and (y) the Series A Base Price (as defined below) (hereinafter referred to as "Dividends"). Dividends shall be payable quarterly on the first day immediately following the end of the Corporation's fiscal quarter, or, if any such date is a Saturday, Sunday or legal holiday, then on the next day which is not a Saturday, Sunday or legal holiday (each a "Dividend Payment Date") and to the extent not paid, shall accrue.

                        (ii) The "Series A Base Price" means, for each share of Series A Stock, the sum of (x) the Series A Issue Price (as defined below) of such share and (y) any Accrued Dividends (as defined below) with respect to such share.

                        (iii) The "Series A Issue Price" of each share of Series A Stock means $50.00 (as adjusted for any combinations, divisions or similar recapitalizations affecting the shares of Series A Stock).

                        (iv) "Accrued Dividends" means, with respect to each share of Series A Stock, any accrued and unpaid Dividends on such share.

                        (v) "Dividend Rate" means the rate of 7.75% per annum, provided, however, that in the event that Dividends shall have accrued but remain unpaid for two consecutive fiscal quarters, the Dividend Rate shall, as of the end of such two-fiscal quarter period, prospectively increase by 0.5% per annum, and the Dividend Rate shall further increase prospectively by 0.5% per annum as of the end of each subsequent two-fiscal quarter period with respect to which Dividends shall have accrued but remain unpaid, provided, further, however, that under no circumstances shall the Dividend Rate exceed 12% per annum, and provided, further, however, that upon payment by the Corporation of all Accrued Dividends, the Dividend Rate shall thereupon automatically be reduced prospectively to 7.75% per annum, subject to successive increases and reductions as provided hereby.

                        (vi) If any shares of Series A Stock are issued on a date which does not coincide with a Dividend Payment Date, then the initial Dividend accrual period applicable to such shares shall be the period from the date of issuance thereof (the "Original Issue Date") through the last day of the Corporation's fiscal quarter in which such shares are issued. If the date fixed for redemption of or payment of a final liquidating distribution on any shares of Series A Stock, or the date on which any shares of Series A Stock are converted into Common Stock, does not coincide with a Dividend Payment Date, then subject to the provisions hereof relating to such redemption, payment or conversion, the final Dividend accrual period applicable to such shares shall be the period from the first day of the Corporation's fiscal quarter during which such redemption, payment or conversion occurs through the redemption, payment or conversion date.

                  (b) Dividend Limitation on Junior Securities. For so long as any Dividends shall have accrued but remain unpaid, the Corporation shall not declare, pay or set apart for payment, any dividend on any Junior Securities, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property.

            5. Liquidation.

                  (a) Liquidation Procedure. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the holders of the shares of Series A Stock shall be entitled, before any distribution or payment is made upon any Junior Securities, to be paid an amount per share equal to the sum of (i) the Series A Issue Price and
(ii) any Accrued Dividends with respect to such share through the date of Liquidation (such sum, the "Liquidation Preference"). If upon Liquidation, the assets to be distributed among the holders of Series A Stock shall be insufficient to permit payment in full to the holders of Series A Stock of the Liquidation Preference, then the entire assets of the Corporation shall be distributed ratably among such holders in proportion to the full respective Liquidation Preference to which they are entitled.

                  (b) Remaining Assets. Upon Liquidation, after the holders of Series A Stock shall have been paid in full the Liquidation Preference, the remaining assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Junior Securities then outstanding, or in accordance with any priorities or other terms of such Junior Securities.

                  (c) Mergers, Reorganizations, Etc. The merger, reorganization or consolidation of the Corporation into or with another corporation or other similar transaction or series of related transactions, or the sale of all or substantially all the assets of the Corporation (the foregoing being referred to collectively as an "Acquisition") shall not be considered a Liquidation.

            6. Conversion. The Series A Stock shall be convertible into shares of Common Stock of the Corporation in accordance with the following terms:

                  (a) Right to Convert.

                        (i) By the Holders of the Series A Stock. Each share of Series A Stock shall be convertible, at the option of the holder thereof, at any time after the Original Issue Date to and including the Cash Redemption Date, at the office of the Corporation or its transfer agent, into that number of the fully paid and nonassessable shares of Common Stock determined in accordance with the provisions of Section 6(b) below. In order to convert shares of the Series A Stock into shares of Common Stock, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or its transfer agent, together with written notice to the Corporation stating that it elects to convert the same and setting forth the name or names it wishes the certificate or certificates for Common Stock to be issued, and the number of shares of Series A Stock being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock at such date and shall, with respect to such shares, have only those rights of a holder of Common Stock of the Corporation.

                        (ii) By the Corporation. If at any time after the third anniversary of the Original Issue Date, the Market Price (as defined below) on the OTC Bulletin Board (or on a national securities market on which the Common Stock is quoted for trading) of the Common Stock for 20 trading days within any 30 trading day period ending on the third business day prior to the date on which notice of the Company Conversion is given equals or exceeds $8.50 per share (subject to adjustment in the event of stock splits, reverse stock splits, stock dividends, recapitalizations or similar events) (the "Conversion Threshold"), the Corporation shall have the right, at its option, and without any action on the part of the holders of the Series A Stock, to convert each share of Series A Stock into that number of the fully paid and nonassessable shares of Common Stock determined in accordance with the provisions of Section 6(b) below, by delivery of written notice of such conversion to the holders of the Series A Stock (the "Company Conversion"). The Company Conversion shall be deemed to occur on the date set forth in such notice, which shall be no less than three and no more than ten business days after the date of such notice, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock at such date and shall, with respect to such shares, have only those rights of a holder of Common Stock of the Corporation. The Conversion Threshold shall be adjusted in accordance with
Section 6(d) in the event of a subdivision of the Common Stock or a dividend in Common Stock or other securities convertible into or exchangeable for Common Stock, and in the event of a Reorganization (as defined below), appropriate adjustment shall be made in the Conversion Threshold such that the Conversion Threshold thereafter shall be applicable, as nearly as reasonably may be, in relation to any shares, other securities or property thereafter receivable upon conversion of the Series A Stock.

                  (b) Conversion of the Series A Stock; Accrued Dividends.

                        (i) Each share of Series A Stock converted by the holder thereof pursuant to Section 6(a)(i) or by the Corporation pursuant to Section 6(a)(ii) shall be converted into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of (x) the Series A Issue Price divided by (y) the Conversion Price (as defined below). No shares of Common Stock shall be issued on account of Accrued Dividends with respect to shares of Series A Stock being converted (and the holder of such converted shares of Series A Stock shall have no further right thereto or interest therein), and in lieu thereof, the Corporation shall issue to the holder of such converted shares of Series A Stock a subordinated promissory note, in substantially the form of Exhibit A hereto, with a principal amount equal to the amount of such Accrued Dividends as of the date of such conversion.

                        (ii) No fractional shares of Common Stock shall be issued upon conversion of the Series A Stock. All shares of Common Stock issuable upon conversion of more than one share of Series A Stock of a holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Market Price on the date of conversion.

                        (iii) The Corporation shall, as soon as practicable after the surrender of the certificate or certificates evidencing shares of Series A Stock for conversion at the office of the Corporation or its transfer agent, issue to each holder of such shares, or its nominee or nominees, a certificate or certificates evidencing the number of shares of Common Stock to which it shall be entitled and, in the event that only a part of the shares evidenced by such certificate or certificates are converted, a certificate evidencing the number of shares of Series A Stock which are not converted.

                        (iv) "Market Price" for any day means, with respect to the shares of Common Stock, the last sale price as reported by Bloomberg (or if such information is not available from Bloomberg, from another nationally recognized independent pricing source) for such day. If there is no publicly traded market for the shares of Common Stock, pricing information will be obtained directly from broker/dealers and active market makers such as banks and securities firms. In instances where there is no readily available pricing information, the Board shall determine in good faith the fair value of the Common Stock, which determination shall be set forth in a certificate by the Secretary of the Corporation.

                  (c) Conversion Price. The conversion price per share for the Series A Stock shall initially be $6.20 (the "Conversion Price") and shall be subject to adjustment from time to time as provided herein.

                  (d) Adjustment for Stock Splits and Combinations. If outstanding shares of the Common Stock of the Corporation shall be subdivided into a greater number of shares, or a dividend in Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock (in which latter event the number of shares of Common Stock issuable upon the conversion or exchange of such securities shall be deemed to have been distributed) shall be paid in respect to the Common Stock of the Corporation, the Conversion Price in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced, and conversely, if outstanding shares of the Common Stock of the Corporation shall be combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall simultaneously with the effectiveness of such combination, be proportionately increased.

                  (e) Reorganizations, Mergers, Consolidations or Reclassifications. In the event of any capital reorganization, any reclassification of the Common Stock (other than a change in par value), or the consolidation or merger of the Corporation with or into another Person (collectively referred to hereinafter as "Reorganizations"), upon conversion of the Series A Stock, the holders of the Series A Stock shall thereafter be entitled to receive, and provision shall be made therefor in any agreement relating to a Reorganization, the kind and number of shares of Common Stock or other securities or property (including cash) of the Corporation, or other corporation resulting from such consolidation or surviving such merger, which would have been due in connection with such Reorganization to a holder of the number of shares of the Common Stock of the Corporation to which the Series A Stock entitled the holder thereof to convert; and in any such case appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series A Stock, to the end that the provisions set forth herein (including the specified changes and other adjustments to the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares, other securities or property thereafter receivable upon conversion of the Series A Stock. The provisions of this Section 6(e) shall similarly apply to successive Reorganizations.

                  (f) Sale of Additional Shares.

                        (i) If at any time or from time to time the Corporation shall issue or sell Additional Shares of Common Stock (as hereinafter defined), or is deemed by the express provisions of this subsection (f) to issue or sell Additional Shares of Common Stock, other than as a subdivision or combination of shares of Common Stock as provided in Section 6(d) above, for a consideration per share less than the then existing Conversion Price, then the then existing Conversion Price shall be reduced, as of the opening of business on the date of such issuance or sale, to a price determined by dividing (A) an amount equal to the sum of (1) the applicable Conversion Price immediately prior to such issuance or sale multiplied by the number of shares of Common Stock deemed outstanding at the close of business on the day before the date of such issuance or sale, plus (2) the aggregate consideration, if any, received or to be received by the Corporation upon such issuance or sale, by (B) an amount equal to the sum of (1) the number of shares of Common Stock deemed outstanding immediately prior to such issuance or sale, plus (2) the total number of Additional Shares of Common Stock so issued. For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (i) the number of shares of Common Stock actually outstanding, and (ii) the number of shares of Common Stock into which the then outstanding shares of Series A Stock could be converted if fully converted on the day immediately preceding the given date.

                        (ii) For the purpose of making any adjustment in the Conversion Price or number of shares of Common Stock issuable upon conversion of the Series A Stock, as provided above, the following provisions shall be applicable:

                        (A) In case of the issuance of Common Stock for consideration in whole or in part for cash, the consideration shall be deemed to be the amount of cash paid therefor, plus the value of any property other than cash received by the Corporation as determined in accordance with clause (B) below.

                        (B) In case of the issuance of Common Stock for consideration in whole or in part in property or consideration other than cash, the value of such property or consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board.

                        (C) In case of the issuance of (x) options, warrants, or other rights to acquire or to purchase or to subscribe for Common Stock (whether or not at the time exercisable), (y) securities convertible into or exchangeable for Common Stock or (z) options to purchase or rights to subscribe for such convertible or exchangeable securities (whether or not at the time so convertible or exchangeable): (1) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options, warrants, or other rights to acquire or to purchase, or to subscribe for Common Stock (whether or not at the time exercisable) shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in clauses (A) and (B) above), if any, received by the Corporation upon the issuance of such options, warrants or rights plus the purchase or exercise price provided in such options, warrants or rights for the shares of Common Stock covered thereby; (2) the aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange for, any such convertible or exchangeable securities or upon the exercise of options to purchase, or to subscribe for, such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration received by the Corporation for any such securities and related options or rights, plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options, warrants or rights (determined in the manner provided in clauses
      (A) and (B) above); and (3) on the expiration of any warrant, right or option or on the termination of any right to convert or exchange any convertible or exchangeable securities, (whether or not at the time so convertible or exchangeable), the Conversion Price then in effect shall thereupon be readjusted to the Conversion Price as would have been in effect had the adjustment made upon the granting or issuance of such warrants, rights or options or convertible or exchangeable securities (whether or not at the time so convertible or exchangeable) been made upon the basis of the issuance or sale of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights or upon the conversion or exchange of such convertible or exchangeable securities. No readjustment pursuant to clause (3) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (x) the Conversion Price on the original adjustment date or (y) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

                  (g) Additional Shares of Common Stock. "Additional Shares of Common Stock" shall mean all shares of Common Stock issued or deemed to be issued or issuable by the Corporation, whether or not subsequently reacquired or retired by the Corporation, other than (i) shares of Common Stock issued upon the conversion of the Series A Stock, (ii) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization of the Corporation, (iii) shares of Common Stock issuable upon the exercise of stock options or settlement of other awards made under any compensatory or incentive stock, bonus, option or similar plan for the benefit of the officers, directors or employees of the Company or its subsidiaries in effect or adopted as of or after the Original Issue Date with respect to, in the aggregate, no more than ten percent (10%) of the Common Stock issued and outstanding on the Original Issue Date, as adjusted for stock splits, reverse stock splits, stock dividends, recapitalizations or similar events, (iv) shares of Common Stock issued upon settlement of awards under the Rand Management Bonus Program adopted as of the Original Issue Date, (v) shares of Common Stock issuable upon (a) exercise of any warrants to purchase Common Stock issued in the Corporation's initial public offering, (b) exercise of options to purchase "Units" of Common Stock and warrants to purchase Common Stock issued in connection with the Corporation's initial public offering to the underwriter(s) thereof or any representatives of such underwriters, and (c) exercise of the warrants included in the "Units" referred to in clause (b) above (such warrants, referred to in clauses (a) and (c) above, "IPO Warrants") and (vi) shares of Common Stock issued pursuant to an acquisition of a business (including, without limitation, by way of an acquisition of capital stock) or the assets of a business (which assets do not consist primarily of cash or cash equivalents) approved by the Board.

                  (h) Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price or the number of shares of Common Stock or other securities issuable upon conversion of the Series A Stock, the Corporation, at its expense, shall cause the Chief Financial Officer of the Corporation to compute such adjustment or readjustment in accordance with this Certificate of Designations and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first-class mail, postage prepaid, to each registered holder of the Series A Stock at the holder's address as shown on the Corporation's stock transfer books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold,
(ii) the Conversion Price at the time in effect for the Series A Stock, and
(iii) the number of Additional Shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Stock.

                  (i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect a conversion of all outstanding shares of the Series A Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Stock, the Corporation shall promptly seek such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

                  (j) Payment of Taxes. The Corporation shall pay all taxes and other governmental charges (other than any income or other taxes imposed upon the profits realized by the recipient) that may be imposed in respect of the issue or delivery of shares of Common Stock or other securities or property upon conversion of shares of Series A Stock; provided that, the Corporation shall not pay any taxes or other governmental charge, imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock or other securities in a name other than that of which the shares of Series A Stock so converted were registered.

                  (k) Minimum Adjustment. No adjustment of the Conversion Price shall be made if the amount of any such adjustment would be an amount less than one percent (1%) of the Conversion Price then in effect, but any such amount shall be carried forward and an adjustment in respect thereof shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate an increase or decrease of one percent (1%) or more.

                  (l) Certain Adjustments. The Conversion Price shall not be adjusted upward except in the event of a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock or in the event of a readjustment of the Conversion Price pursuant to Section 6(f)(ii)(C)(3).

                  (m) No Impairment, other actions. The Corporation will not, by amendment of its Certificate of Incorporation (including this Certificate of Designations) or through any reorganization, recapitalization or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designations in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of Series A Preferred Stock, including the conversion rights of the holders of Series A Preferred Stock, against impairment. If the Corporation shall take any action affecting the outstanding number of shares of Common Stock other than an action described herein, which would have an inequitable effect on the holders of the Series A Preferred Stock, then the Conversion Price shall be adjusted in such manner and at such times as the Board on the advice of the Corporation's independent public accountants may in good faith determine to be equitable in the circumstances.

            7. Redemption.

                  (a) (i) Cash Redemption. Concurrently with (i) the consummation of a merger, reorganization or consolidation of the Corporation into or with another corporation (A) immediately following which the holders of Common Stock immediately prior to the consummation of such merger, reorganization or consolidation do not hold 50% or more of the voting securities of the surviving entity or (B) in which more than 50% of the voting power of the Corporation is disposed of in exchange for property, rights or securities distributed to the holders thereof by the acquiring person, firm or entity, (ii) a similar transaction or series of transactions which has the effect referred to in clause (A) or (B) above, or (iii) the consummation of a sale of all or substantially all the assets of the Corporation (any such transaction referred to in (i), (ii) or (iii), a "Change of Control", and the date of the consummation of any Change of Control, the "Cash Redemption Date"), each share of Series A Stock shall be automatically (and without further action by the Board or the holders of the Series A Stock) redeemed by the Corporation at a price per share equal to the sum of (x) one hundred and five percent (105%) of the Series A Issue Price and (y) any Accrued Dividends with respect to such share through the Cash Redemption Date (such sum, the "Cash Redemption Price").

                  (ii) Redemption Procedure. On or prior to the Cash Redemption Date, the Corporation shall deposit an amount equal to the aggregate Cash Redemption Price with a bank or trust corporation reasonably acceptable to the Board as a trust fund for the benefit of the holders of the shares of Series A Stock, with irrevocable instructions and authority to the bank or trust corporation to pay the Cash Redemption Price for such shares to such holders on or after the Cash Redemption Date upon receipt of the certificate or certificates of the shares of Series A Stock to be redeemed. From and after the Cash Redemption Date, unless there shall have been a default in payment of the Cash Redemption Price, all rights of the holders of shares of Series A Stock as holders of Series A Stock (except the right to receive the Redemption Price upon surrender of their certificate or certificates) shall cease as to those shares of Series A Stock redeemed, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If on the Cash Redemption Date the funds of the Corporation legally available for redemption of shares of Series A Stock are insufficient to redeem the total number of shares of Series A Stock to be redeemed on such date, then the Corporation will use those funds which are legally available therefor to redeem the maximum possible number of shares of Series A Stock ratably among the holders of such shares to be redeemed based upon their holdings of Series A Stock. Payments shall first be applied against Accrued Dividends and thereafter against the remainder of the Cash Redemption Price. The shares of Series A Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series A Stock such funds will immediately be used to redeem the balance of the shares of Series A Stock. No dividends or other distributions shall be declared or paid on, nor shall the Corporation redeem, purchase or acquire any shares of, the Common Stock or any other class or series of stock of the Corporation unless the Cash Redemption Price of all shares shall have been paid in full. Until the Cash Redemption Price for each share of Series A Stock elected to be redeemed shall have been paid in full, such share of Series A Stock shall remain outstanding for all purposes and entitle the holder thereof to all the rights and privileges provided herein, including, without limitation, that Dividends thereon shall continue to accrue and, if unpaid prior to the date such shares are redeemed, shall be included as part of the Cash Redemption Price as provided in this
Section 7(a)(ii).

                  (iii) Notice of Change of Control. The Corporation shall deliver written notice of a contemplated Change of Control to the holders of Series A Stock not less than ten (10) business days prior to a prospective Cash Redemption Date. Such notice shall contain a description of the material terms of the proposed Change of Control and may be satisfied by delivery to the holders of Series A Stock of any proxy statement or other notice delivered to the holders of Common Stock in connection with such Change of Control. Any notice of conversion delivered by a holder of Series A Stock pursuant to Section 4(a)(i) after the delivery of a notice of a Change of Control and before or on the Cash Redemption Date specified in such notice of Change of Control may, at the option of such holder of Series A Stock, specify that the conversion election specified therein is subject to, and conditioned upon, consummation of the Change of Control described in such notice, and any such conditional conversion notice shall be null and void in the event that such Change of Control is not consummated.

            (b) Prohibited Redemption. Except as set forth in this Section 7, the Corporation shall not have the right to redeem any shares of the Series A Stock.

            8. Voting Rights.

                  (a) General. In addition to those rights set forth in Section 9 herein, each holder of Series A Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) and applicable law, and shall be entitled to vote, together with the holders of Common Stock, with respect to any question upon which the holders of Common Stock have the right to vote. In addition to those voting rights of holders of Series A Stock set forth in Section 9 herein or as required by law, the holders of Series A Stock shall vote together with the holders of Common Stock and not as separate classes.

                  (b) Series A Stock. On all matters put to a vote to the holders of Common Stock, each holder of shares of Series A Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Stock could be converted pursuant to the provisions of Section 6 above at the record date for the determination of the stockholders entitled to vote or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

            9. Protective Provisions. For so long as at least 50% of the shares of Series A Stock remain outstanding, the Corporation will not, without first obtaining the written consent or affirmative vote of holders of at least two-thirds of the shares of Series A Stock then outstanding, voting separately as a class, take any action with respect to any of the matters set forth in Sections 9(a) through 9(f).

                  (a) Change the Series A Stock. Amend, alter, repeal, impair or change, in any material respect, the rights, preferences, powers, privileges, restrictions, qualifications or limitations of the Series A Stock.

                  (b) Create New Stock. Authorize, establish, create (by reclassification or otherwise) or issue any additional series of Preferred Stock or any other new class or series of equity securities or any securities convertible into equity securities of the Corporation, in each case which would have a preference over, or be on a parity with, the Series A Stock with respect to dividends or upon Liquidation.

                  (c) Amend Charter or Bylaws. Amend, alter, repeal or waive any provision of this Certificate of Designations, the Certificate of Incorporation of the Corporation or bylaws of the Corporation which would adversely affect any right, preference, privilege or voting power of the Series A Stock or the holders thereof.

                  (d) Purchase of Shares. Purchase, repurchase or redeem shares of (i) Common Stock or other Junior Securities or (ii) securities or rights of any kind convertible into or exercisable or exchangeable for Common Stock or other Junior Securities, except (a) in each case, upon termination of an employee, in which case the Corporation may purchase, repurchase or redeem such shares of Common Stock, Junior Securities or securities held by such employee pursuant to any agreement or plan under which such shares of Common Stock, Junior Securities or securities were issued and (b) in the case of clause (ii) above, the IPO Warrants.

                  (e) Authorized Shares. Increase the authorized number of shares of Series A Preferred Stock.

                  (f) Change of Control. Effect, or agree to effect, any transaction which will result in a Change of Control.

                  No change of the shares of Series A Preferred Stock, pursuant to subsection (a) above, authorized by the requisite vote of holders of Series A Stock pursuant to this Section 9, shall become effective until at least five business days after notice of such authorization has been delivered to each holder of Series A Stock.

            10. Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities (including the Series A Stock) for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 5(c)), or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into, any other corporation, or any Liquidation, or any other action of the type or types requiring an adjustment to the Conversion Price or the number or character of the Series A Stock as set forth herein or any action described in Section 7 herein, the Corporation shall mail to each holder of Series A Stock at least thirty (30) days prior to the record date specified therein a notice specifying
(A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Liquidation, or other action is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, Liquidation, or other action. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind, or class of shares or other securities or property which shall be deliverable upon the occurrence of such action or deliverable upon the conversion of Series A Stock.

            11. No Reissuance of the Preferred Stock. No share or shares of Series A Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be reissued. The Corporation may from time to time to take such appropriate corporate action as may be necessary to reduce the authorized number of shares of Series A Stock.

            12. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

            IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation this day of , 2005.

                                            RAND ACQUISITION CORPORATION


                                            By:
                                                ------------------------
                                            Name:
                                            Title:

                                                                      Comment 62

                                                                         ITEM 22

                                                                         ANNEX G

                          REGISTRATION RIGHTS AGREEMENT

      This Registration Rights Agreement (this "Agreement") is made and entered into as of ____________,2005, by Rand Acquisition Corporation, a Delaware corporation (the "Company"), in favor of each of the investors listed on Exhibit A (each, an "Investor").

      A. Pursuant to that certain Preferred Stock Purchase Agreement (the "Purchase Agreement") dated of even date herewith, by and between the Company and Investor, the Investor has purchased shares (the "Purchase") of the Company's Series A Convertible Preferred Stock (the "Series A Preferred)".

      B. Pursuant to the Purchase Agreement, the Company is required to provide the Investor certain registration rights with respect to the shares of the Company's Common Stock issuable upon conversion of the Series A Preferred.

      1. REGISTRATION RIGHTS.

            1.1 Definitions. For purposes of this Section 1:

                  (a) Common Stock. The term "Common Stock" means the Company's common stock, $0.0001 par value per share.

                  (b) Registration. The terms "register," "registration" and "registered" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

                  (c) Registrable Securities. The term "Registrable Securities" means (i) the Common Stock issuable upon conversion of the Series A Preferred and (ii) any shares of Common Stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any shares of Common Stock described in clause (i).

                  (d) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities then outstanding" shall mean the number of shares of Common Stock which are Registrable Securities that are then (1) issued and outstanding or (2) issuable pursuant to the conversion of the Series A Preferred or other convertible securities.

                  (e) Holder. The term "Holder" means any person owning of record Registrable Securities or any assignee of record of such Registrable Securities to whom rights set forth herein have been duly assigned in accordance with this Agreement; provided, however, that for purposes of this Agreement, a record holder of the Series A Preferred convertible into such Registrable Securities shall be deemed to be the Holder of such Registrable Securities; provided, further, that Holders of Registrable Securities will not be required to convert their Series A Preferred into shares of Common Stock in order to exercise the registration rights granted hereunder.

                  (f) SEC. The term "SEC" or "Commission" means the U.S. Securities and Exchange Commission.

            1.2 Demand Registrations.

                  (a) Request by Holders. If the Company shall receive at any time after the three month anniversary of the date hereof, a written request from the Holders of at least fifty percent (50%) of the then outstanding Registrable Securities (the "Initiating Holders") that the Company file a registration statement under the Securities Act of 1933, as amended, (the "Securities Act") and, if by means of an underwriting, covering the registration of Registrable Securities pursuant to this Section 1.2, with an anticipated aggregate offering price of at least $7,500,000 (net of underwriting discounts and commissions), then the Company shall, within twenty (20) days after the receipt of such written request, give written notice of such request (the "Request Notice") to all Holders, and use all reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities which Holders request to be registered and included in such registration by written notice given by such Holders to the Company within twenty (20) days after receipt of the Request Notice, subject only to the limitations of this Section 1. The Company may, if permitted by law, effect any registration pursuant to this Section 1.2 by the filing of a registration statement on Form S-3. Any registration statement filed pursuant to this Section 1.2(a) may, subject to Section 1.2(c), include shares of Common Stock with respect to which the Company has registration obligations pursuant to written contractual arrangements ("Other Registrable Securities") including, if applicable, by post-effective amendment to any "shelf" registration filed with respect to any Registrable Securities.

                  (b) Mandatory Shelf Registration. The Company agrees to file with the SEC, in no event later the six month anniversary of the date hereof (provided, that if the Company is eligible to file a registration statement on Form S-3, then such filing shall be made no later than the three month anniversary of the date hereof), a shelf registration statement on Form S-3 or such other form under the Securities Act then available to the Company providing for the resale pursuant to Rule 415 from time to time by the Holders of any and all Registrable Securities (including the prospectus, amendments and supplements to such registration statement or prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement, the "Mandatory Shelf Registration Statement"). The Company shall use its commercially reasonable efforts to cause such Mandatory Shelf Registration Statement to be declared effective by the SEC as soon as reasonably practicable following such filing. Any Mandatory Shelf Registration Statement shall provide for the resale from time to time, and pursuant to any method or combination of methods legally available (including, without limitation, an underwritten offering, a direct sale to purchasers, a sale through brokers or agents, or a sale over the Internet) by the Holders of any and all Registrable Securities.

                  (c) Underwriting. If the Holders initiating the registration request under this Section 1.2 (the "Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in subsection Section 1.2(a). In such event, the right of any Holder to include his, her, or its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter(s) advise(s) the

Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holders); provided, however, that, subject to the rights of the holders of securities issued or issuable upon exercise of those certain Unit Purchase Options issued to EarlyBirdCapital, Inc. or its designees in connection with the Company's initial public offering in November 2004, the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

                  (d) Maximum Number of Demand Registrations. The Company is obligated to effect only two such registrations pursuant to Section 1.2(a).

                  (e) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 1.2, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, then the Company shall have the right to defer such filing for a period of not more than ninety
(90) days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period.

                  (f) Expenses. All expenses incurred in connection with a registration pursuant to this Section 1.2, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and reasonable fees and disbursements of a single counsel for all Holders (but excluding underwriters' discounts and commissions), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 1.2 shall bear such Holder's proportionate share (based on the number of shares sold by such Holder over the total number of shares included in such registration at the time it is declared effective) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 1.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of a majority of the Registrable Securities then outstanding agree to forfeit their right to a demand registration pursuant to this Section 1.2 (in which case such right shall be forfeited by all Holders of Registrable Securities); provided, further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall retain their demand registration rights pursuant to this Section 1.2.

                  1.3 Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 1.2, any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                  (a) Underwriting. If a registration statement under which the Company gives notice under this Section 1.3 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in a registration pursuant to this Section 1.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, subject to the rights of the holders of securities issued or issuable upon exercise of those certain Unit Purchase Options issued to EarlyBirdCapital, Inc. or its designees in connection with the Company's initial public offering in November 2004, first, to the Company or, if applicable, to the holders of Other Registrable Securities which, pursuant to written contractual arrangements, has demanded such registration, and second to Holders requesting inclusion of their Registrable Securities in such registration statement and any holders of Other Registrable Securities requesting inclusion of their Other Registrable Securities in such registration statement on a pro rata basis based on the number of Registrable Securities and Other Registrable Securities, as applicable, each such person has requested to be included in the registration. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice, given in accordance with Section
3.1 hereof, to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

                  (b) Expenses. All expenses incurred in connection with a registration pursuant to this Section 1.3, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company (but excluding underwriters' discounts and commissions) shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 1.3 shall bear such Holder's proportionate share (based on the number of shares sold by such Holder over the total number of shares included in such registration at the time it goes effective) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering.

            1.4 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, subject to the provisions of Section 1.4(f) below, as expeditiously as reasonably possible:

                  (a) Use its best efforts to prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to ninety (90) days.

                  (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such registration statement until such time as all of such Registrable Securities registered thereunder shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such registration statement. In the case of amendments and supplements to a registration statement which are required to be filed pursuant to this Agreement by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), the Company shall have incorporated such report by reference into such registration statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement such registration statement.

                  (c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                  (d) Use reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions. The Company shall promptly notify each Holder of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

                  (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering and enter into such other customary agreements and take all such actions as such underwriter reasonably requests in order to expedite or facilitate the disposition of such shares. Each Holder participating in such underwriting hereby agrees to also enter into and perform its obligations under such an agreement.

                  (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly prepare a supplement or amendment to such registration statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to each Holder (or such other number of copies as such Holder may reasonably request).

                  (g) The Company shall use its commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness of any registration statement prepared hereunder, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, (ii) if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Holder who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

                  (h) The Company shall use its commercially reasonable efforts either to cause all the Registrable Securities covered by a registration statement prepared hereunder to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 1.4(h).

                  (i) The Company shall cooperate with the Holders who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a registration statement filed hereunder and enable such certificates to be in such denominations or amounts, as the case may be, as such Holders may reasonably request and registered in such names as such Holders may request.

                  (j) If requested by a Holder, the Company shall use its commercially reasonable efforts to (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as a Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any registration statement if reasonably requested by a Holder holding any Registrable Securities.

                  (k) Use commercially reasonable efforts to furnish, on or about the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, copies of (i) the opinion, if any, of the lead legal counsel representing the Company for the purposes of such registration issued pursuant to the underwriting agreement relating to the offering and addressed to the underwriters and (ii) the letter (including any "bring-downs" related thereto) from the independent certified public accountants of the Company issued pursuant to the underwriting agreement relating to the offering and addressed to the underwriters.

                  (l) Notwithstanding any other provision of this Agreement, from and after the time a registration statement filed under this Section 1 covering Registrable Securities is declared effective, the Company shall have the right to suspend the registration statement and the related prospectus in order to prevent premature disclosure of any material non-public information related to corporate developments by delivering notice of such suspension to the Holders, provided, however, that the Company may exercise the right to such suspension only once in any 12-month period and for a period not to exceed 90 days. From and after the date of a notice of suspension under this Section 1.4(l), each Holder agrees not to use the registration statement or the related prospectus for resale of any Registrable Security until the earlier of (1) notice from the Company that such suspension has been lifted or (2) the 90th day following the giving of the notice of suspension.

                  (m) Cause the principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company to cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include participation in meetings with underwriters, attorneys, accountants and potential investors.

                  (n) Make available for inspection by the Holders included in such registration statement, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any Holder included in such registration statement or any underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any of them in connection with such registration statement.

            1.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 1.2 or 1.3 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

            1.6 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

            1.7 Indemnification. In the event any Registrable Securities are included in a registration statement under Section 1.2 or 1.3:

                  (a) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, directors, members, employees and agents of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, the "Violations" and, individually, a "Violation"):

                        (1) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; or

                        (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                        (3) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement.

The Company will promptly reimburse each such Holder, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, after a request for reimbursement has been received by the Company, in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 1.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

                  (b) By Selling Holders. To the extent permitted by law, each selling Holder will be required severally and not jointly to indemnify and hold harmless the Company, each of its directors, employees, agents, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration. Each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; promptly after a request for reimbursement has been received by the indemnifying Holder, provided, however, that the indemnity agreement contained in this Section 1.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this Section 1.7(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

                  (c) Notice. Promptly after receipt by an indemnified party under this Section 1.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.7, deliver to the indemnifying party a written notice of the commencement thereof. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.7.

                  (d) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                  (e) Contribution. If the indemnification provided for in this
Section 1.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by such indemnified party with respect to such loss, liability, claim, damage or expense in the proportion that is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In any such case, (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

                  (f) Conflict with Underwriting Agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement will control.

                  (g) Survival. The obligations of the Company and Holders under this Section 1.7 shall survive the completion of any offering of Registrable Securities in a registration statement, and otherwise.

            1.8 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

                  (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                  (b) Use reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                  (c) So long as a Holder owns any Registrable Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

            1.9 Termination of the Company's Obligations. The Company shall have no obligations pursuant to Section 1.2 or 1.3 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section
1.2 or 1.3 if, in the opinion of counsel to the Company, all such Registrable Securities proposed to be sold by a Holder may be sold in a three (3) month period without registration under the Securities Act pursuant to Rule 144 under the Securities Act.

            1.10 Limitation on Sale of Registrable Securities. Notwithstanding the Holders' rights pursuant to Section 1.2 and 1.3 hereof (but without prejudice thereto), each Holder jointly and severally covenants and agrees that
(i) no Registrable Securities may be sold pursuant to any registration statement filed under the Securities Act prior to the six month anniversary of the date hereof and (ii) no more than one half of all Registrable Securities held by all Holders as a group may be sold pursuant to any registration statement filed under the Securities Act prior to the twelve month anniversary of the date hereof.

      2. ASSIGNMENT AND AMENDMENT.

            2.1 Assignment. Notwithstanding anything herein to the contrary:

                  (a) Registration Rights. The registration rights of a Holder under Section 1 hereof may be assigned; provided, however that no party may assign any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and provided further that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 2.

            2.2 Amendment and Waiver of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Holders (and/or any of their permitted successors or assigns) holding Series A Preferred representing and/or convertible into a majority of all the Holders' Shares (as defined below); provided, further, that the grant to third parties of piggyback registration rights under Section 1.2 hereof on a pari passu basis with the piggyback registration rights of the Holders under Section 1.2 shall not be deemed to be a material and adverse change to the piggyback registration rights of the Holders under this Agreement and shall not require the consent of Holders. As used herein, the term "Holders' Shares" shall mean the shares of Common Stock then issuable upon conversion of all then outstanding Series A Preferred. Any amendment or waiver effected in accordance with this Section 2.2 shall be binding upon each Holder, each permitted successor or assignee of such Holder and the Company.

      3. GENERAL PROVISIONS.

            3.1 Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (i) at the time of personal delivery, if delivery is in person; (ii) at the time of transmission by facsimile, addressed to the other party at its facsimile number specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt made by both telephone and printed confirmation sheet verifying successful transmission of the facsimile; (iii) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (iv) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries.

                  All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address or facsimile number as follows, or at such other address or facsimile number as such other party may designate by one of the indicated means of notice herein to the other parties hereto as follows:

                  (a) if to a Holder, at such Holder's address as set forth on Exhibit A hereto.

                  (b) if to the Company, marked "Attention: President", at 450 Park Avenue, Suite 1001, New York, New York 10022; Facsimile: (212) 644-6262.

            3.2 Entire Agreement. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

            3.3 Governing Law; Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York , without giving effect to that body of laws pertaining to conflict of laws. Each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of the courts of the Second Department of the Supreme Court of the State of New York and the United States District Court for the Southern District of New York and waives trial by jury in any action or proceeding with respect to this Agreement.

            3.4 Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

            3.5 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

            3.6 Successors And Assigns. Subject to the provisions of Section 2.1, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

            3.7 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

            3.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

            3.9 Costs And Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

            3.10 Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

            3.11 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

THE COMPANY:

RAND ACQUISITION CORPORATION

Name:
       ---------------------------

By:    Laurence Levy
       ---------------------------

Title: Chief Executive Officer
       ---------------------------


       ___________________________              ________________________________

       ___________________________              ________________________________

       ___________________________


                 SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

                                    EXHIBIT A

                       List of Series A Preferred Holders

                                                     Number of Shares
                                            of Common Stock Underlying Series A
          Name and Address                            Preferred Held
-----------------------------------------   ------------------------------------

                                                                      Comment 62

                                                                         ITEM 23

September   , 2005

                                                                TODD J. EMMERMAN
                                                     todd.emmerman@kattenlaw.com
                                                   212.940.8873 212.940.8776 fax

To the Purchasers listed on Annex II
Attached to the Preferred Stock
Purchase Agreement

Re: Preferred Stock Purchase Agreement, dated as of September , 2005, by and between Rand Acquisition Corporation and those Purchasers listed on Annex II thereto.

Ladies and Gentlemen:

      We have represented Rand Acquisition Corporation, a Delaware corporation (the "Company"), in connection with the Preferred Stock Purchase Agreement, dated as of September 1, 2005 (the "Purchase Agreement"), by and between the Company and those Purchasers listed on Annex II thereto (the "Purchasers") and the sale by the Company of an aggregate of 300,000 shares of the Company's Series A Preferred Stock, $0.0001 par value per share (the "Shares"). This opinion letter is rendered pursuant to Section 6.1(k) of the Purchase Agreement. Except as otherwise indicated, capitalized terms used herein are defined as set forth in the Purchase Agreement.

      In connection with this opinion letter, we have examined:

            (a) The Purchase Agreement;

            (b) Registration Rights Agreement, dated as of ,            2005;

            (c) The Certificate of Designations of Series A Convertible
                Preferred Stock (the "Certificate of Designations"; the documents identified in clauses (a) through (c) are sometimes referred to below as the "Transaction Documents")

            (d) A specimen certificate representing the Common Stock;

            (e) A specimen certificate representing the Series A Convertible
                Preferred Stock;

            (f) The Company's Certificate of Incorporation, as amended (the
                "Certificate of Incorporation"), and By-laws, as currently in effect (the "By-Laws"); and

            (g) Records of proceedings and actions of the Company's Board of
                Directors.

      We have also examined such corporate records and other documents and have made such examination of law as we have deemed necessary in connection with this opinion. In rendering the opinion set forth in paragraph 2 below, we have assumed that the certificates representing the Shares will be manually signed by one of the authorized officers of the Transfer Agent (as defined below) and registered by the Transfer Agent and will conform to the specimen thereof examined by us.

To the Purchasers listed on Annex II
            , 2005
Page 2


      In rendering this opinion letter, as to questions of fact material to this opinion letter we have relied, to the extent we have deemed such reliance appropriate, without investigation, on certificates and other communications from public officials and from directors, officers and employees of, and accountants for, the Company, on Continental Stock Transfer & Trust Company, the transfer agent (the "Transfer Agent") and on the accuracy of the representations of the Purchasers and the Company set forth in the Purchase Agreement.

      Wherever we indicate that our opinion with respect to the existence or absence of facts is based on our knowledge or awareness, our opinion is based solely on the current actual knowledge or awareness of the attorneys in this firm principally responsible for handling current matters for the Company, and we have conducted no special investigation of factual matters in connection with this opinion letter.

      In connection with this opinion letter, we have assumed the accuracy and completeness of all documents and records that we have reviewed, the genuineness of all signatures, the authenticity of the documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or reproduced copies. We have further assumed that:

(a) All parties to the transactions described in the Purchase Agreement (the "Transaction") other than the Company (collectively, the "Other Parties") have legal existence;

(b) All natural persons involved in the Transaction have sufficient legal capacity to enter into and perform their respective obligations under the Transaction Documents;

(c) Each of the Other Parties has complied with all legal requirements applicable to it that affect the Transaction or are necessary to make the Transaction Documents enforceable against it;

(d) Each Purchaser is an "accredited investor" as that term is defined in Rule 501 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act");

(e) There has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence;

(g) The conduct of the parties to the Transaction Documents complies with any test of good faith or fairness required by law;

To the Purchasers listed on Annex II
            , 2005
Page 3


(h) With respect to the Company's obligations under the Registration Rights Agreement, the Company will comply at all relevant times with the registration requirements of the Securities Act and with applicable state securities laws;

(i) The Purchasers have been afforded access to and have been furnished with information regarding the Company in connection with their execution of the Transaction Documents (other than the Certificate of Designations) to the extent that such information was in possession of the Company or could be provided by the Company without unreasonable effort or expense;

(j) No form of general solicitation or general advertising, including seminars whose attendees are invited by any general solicitation or any general advertising, was used in connection with the offering of Shares sold pursuant to the Purchase Agreement;

(k) All statutes, judicial and administrative decisions, rules and regulations of governmental agencies or self-regulatory bodies applicable to this opinion letter are generally available to lawyers practicing in New York and are in a format that makes legal research reasonably feasible;

(l) The conduct of the Company's board of directors and stockholders complies with all applicable fiduciary duties; and

(m) That the citizenship of the Buyers at all times will enable the Company to remain in continuous compliance with the citizenship requirements of the Shipping Act, 1916, Merchant Marine Act, 1920 and Merchant Marine Act, 1936, all as amended, and the regulations promulgated thereunder, as well as with any provisions of the Certificate of Incorporation and By-Laws adopted from time to time to ensure such compliance.

      In rendering our opinions set forth in paragraph 1 below as to the good standing of the Company we have relied solely upon certificates obtained from the Secretaries of State of Delaware.

      The opinions set forth in paragraph 3 below are subject to the following general qualifications, in addition to any specific qualifications set forth in the paragraph:

            (i) the effects of bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, receivership, moratorium and other similar laws (including judicially developed doctrines developed with respect to such laws) affecting the rights and remedies of creditors generally;

            (ii) the effects of general principles of equity, whether applied by a court of law or equity; and

To the Purchasers listed on Annex II
            , 2005
Page 4


            (iii) any limitations under federal securities and other applicable laws and considerations of public policy which relate to indemnification and contribution provisions.

      Based upon and subject to the foregoing and to the last paragraph of this letter, it is our opinion that:

1. The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease its properties and conduct its business as presently conducted.

2. (a) The Shares when issued pursuant to the Purchase Agreement will be duly authorized, validly issued, fully paid and nonassessable and free of any liens or other encumbrances and free and clear of any preemptive or similar rights contained in (i) the Certificate of Incorporation or By-laws of the Company or (ii) to our knowledge, any written agreement to which the Company is a party, except as specifically provided in the Transaction Documents; provided, however, that the Shares (and the Common Stock issuable upon conversion thereof) are subject to (x) restrictions on transfer under applicable state and federal securities laws and (y) restrictions on ownership, transfer and voting necessary for continued compliance with the citizenship requirements of the Shipping Act, 1916, Merchant Marine Act, 1920 and Merchant Marine Act, 1936, all as amended, and the regulations promulgated thereunder, as set forth in the Certificate of Incorporation and By-Laws.

   (b) Based solely on our review of the Certificate of Designations, the Certificate of Incorporation and records and minutes of the Company's board of directors, the Common Stock issuable upon conversion of the Shares has been duly and validly reserved, and when issued in accordance with the Certificate of Designations, will be validly issued, fully paid and nonassessable.

3. The Company has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents. The Transaction Documents have been duly authorized, executed and delivered by the Company and are enforceable against the Company in accordance with their respective terms; and the execution and delivery of the Transaction Documents, the performance by the Company of its obligations under the Transaction Documents and the consummation of the Transaction will not (i) result in a breach or violation of any of the terms or provisions of, or constitute a default under, any Contract of which we are aware and to which the Company or any of its subsidiaries is a party or by which the assets of the Company or any of its subsidiaries may be affected, (ii) result in a breach or violation of the Certificate of Incorporation or By-laws of the Company or the comparable organizational documents of any of the Company's subsidiaries, (iii) subject to the filing of those notices and the obtaining of those consents described in Section 3.7 of the Purchase Agreement, violate any laws or administrative rules or

To the Purchasers listed on Annex II
            , 2005
Page 5


   regulations normally applicable to transactions of the type contemplated by the Transaction Documents (other than state securities or Blue Sky laws, rules or regulations) that (x) is customarily covered by third-party legal opinions and (y) New York lawyers exercising customary diligence would reasonably recognize as being applicable to the Transaction, or (iv) result in the creation or imposition of any lien, charge or encumbrance upon any assets of the Company or any of its subsidiaries.

4. No filing, consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the Company of the Transaction, except such as may be required under the Securities Act or as may be required under the securities or Blue Sky laws of any jurisdiction.

5. The Certificate of Designations has been duly adopted by all requisite corporate action on the part of the Company, and has been duly filed with the Secretary of State of the State of Delaware and is effective. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the Shares are as set forth in the Certificate of Designations.

6. Assuming the accuracy of the Purchasers' representations in the Purchase Agreement, the Shares to be issued pursuant to the Transaction Documents will have been offered and sold pursuant to valid exemptions from the registration requirements of the Securities Act.

                  Our opinions expressed above are limited to the laws of the State of New York and the laws of the United States of America to the extent specifically referred to therein and the General Corporation Law of the State of Delaware and we do not express any opinion herein concerning any other law. In addition, we express no opinion herein concerning any statutes, ordinances, administrative decisions, rules or regulations of any county, town, municipality or special political subdivision (whether created or enabled through legislative action at the federal, state or regional level). This opinion letter is given as of the date hereof and we assume no obligation to advise you of changes that may hereafter be brought to our attention. This opinion letter is solely for the information of the addressees hereof and is not to be quoted in whole or in part or otherwise referred to, nor is it to be filed with any governmental agency or any other person, without our prior written consent. No one other than the addressees hereof is entitled to rely on this opinion letter. This opinion letter is rendered solely for purposes of the Transaction and should not be relied upon for any other purpose.

Very truly yours,

KATTEN MUCHIN ROSENMAN LLP


By:
    ----------------------
    Todd J. Emmerman
    a Member of the Firm